bxp

**2025 Annual Report**

Places Powering Progress



BXP, Inc. (NYSE: BXP) is the largest publicly traded developer, owner, and manager of premier workplaces[1] in the United States, concentrated in six dynamic gateway markets—Boston, Los Angeles, New York, San Francisco, Seattle, and Washington, DC.

We have delivered places that power progress for our clients and communities for more than 55 years. We are a fully integrated real estate company, organized as a real estate investment trust (REIT). Including properties owned by unconsolidated joint ventures, our portfolio totals 52.6 million square feet[2] and 179 properties,[2] including eight properties under construction/redevelopment.

We are well known for our development expertise, in-house building management, and responsiveness to clients' needs. We hold a superior track record of developing premium Central Business District (CBD) workplaces, successful mixed-use complexes, and build-to-suit projects for a diverse array of creditworthy clients.

We actively work to promote our growth and operations in a sustainable and responsible manner and are a recognized leader in green building. In 2025, we earned a fourteenth consecutive GRESB Green Star and the highest GRESB 5-star Rating. We were founded in 1970 and became a public company in 1997.

## FORWARD-LOOKING STATEMENTS

This Annual Report contains "Forward-Looking Statements" within the meaning of the federal securities laws. See the discussion under "Forward-Looking Statements" in the Form 10-K for more information. This Annual Report also contains certain Non-GAAP Financial Measures within the meaning of Regulation G. The calculations of these Non-GAAP Financial Measures may differ from those used by other REITs. The reasons for their use and reconciliations to the most directly comparable GAAP measures are included in the Form 10-K and on the pages immediately following the Form 10-K attached to this Annual Report titled "Disclosures Relating to Non-GAAP Financial Measures." All data contained herein is as of December 31, 2025, unless otherwise noted.

Footnotes for this page and page 1 only:

1   Refer to page 3 of our Annual Report on Form 10-K for information relating to the definition of premier workplaces.
2   Includes 100% of consolidated and unconsolidated properties.
3   Represents signed leases for which revenue recognition has commenced in accordance with GAAP and signed leases for vacant space with future commencement dates. Excludes the hotel and residential units.
4   Excludes the hotel and residential units.
5   Calculation is based on BXP's Share of Annualized Rental Obligations. Refer to page 54 of our Annual Report on Form 10-K for information relating to our definition of Annualized Rental Obligation.
6   Represents leases executed during the year for which the Company either (1) commenced rental revenue recognition in such quarter or (2) will commence rental revenue recognition in subsequent quarters, in accordance with GAAP, and includes leases at properties currently under development. Excludes the hotel property and residential units.
7   Refer to Disclosures Relating to Non-GAAP Financial Measures on the pages immediately following the Form 10-K.
8   Annualized dividend yield equals Q4 2025 dividend per share of $0.70, multiplied by four (4), divided by BXP's stock price as of the close of business on December 31, 2025.
9   FTSE Nareit All REITs Index.



## Quick Facts

| | |
|---|---|
| **179** | Properties[2] |
| **89.4%** | Leased (In-Service Properties)[2,3] |
| **7.6 yrs** | Weighted-Average Lease Term[2,4,5] |
| **52.6M** | Square Feet Owned[2] |
| **3.5M** | Square Feet of Development/ Redevelopment[2] |
| **5.6M** | Square Feet of Leases Executed[2,6] in 2025 |
| **$3.4B** | BXP's Share of Annual Revenue[7] |
| **$1.9B** | BXP's Share of Annual EBITDA*re*[7] |
| **$753.8M** | Annual Funds Available for Distribution[7] |

## S&P 500 Company

| | |
|---|---|
| **4.1%** | Dividend Yield[8] |
| **851%** | Total Return Since 1997 IPO (0.7x S&P 500 | 1.1x REIT Index)[9] |

← 
Salesforce Tower, San Francisco, CA

# To Our Shareholders

In 2025, BXP demonstrated strong performance in all areas critical to our business, while deepening and broadening our relationships with industry leading clients as the preferred provider of premier workplaces. With key macroeconomic trends becoming more favorable for BXP's business, our performance successes included executing leases on vacant space, commencing vertical construction of a premier workplace tower in New York City, acquiring and preleasing a creative and accretive new site in Washington, DC, and raising capital while optimizing our portfolio through significant asset sales. We are well positioned to increase our diluted funds from operations (FFO) primarily through growing occupancy, a combination of our strong leasing pipeline and low lease rollover through 2027, delivering developments, and retiring debt through asset sales. Our scale, financial strength, trusted reputation with clients, high-quality portfolio, real estate expertise, and commitment to our sector make BXP a unique investment opportunity in the REIT sector.



**Douglas T. Linde**
President (Left)

**Owen D. Thomas**
Chairman of the Board &
Chief Executive Officer (Right)



# 2025 Highlights

- Completed approximately 5.6 million square feet[1,2] of leasing, of which more than 1.7 million square feet[1,2] was for existing vacancy, with a weighted-average lease term of 10.1 years;[1,4,5] including more than 1.8 million square feet[1,2] in the fourth quarter with a weighted-average lease term of 11.3 years;[1,4,5] demonstrating improving demand and long-term investments by clients in premier workplaces.

- Maintained stable occupancy ending 2025 with BXP's in-service portfolio 86.7% occupied[1,6] and 89.4% leased.[1,3]

- Our Central Business District (CBD) portfolio of premier workplaces, representing approximately 90.0% of BXP's Share of Annualized Rental Obligations,[4,7] ended 2025 89.8% occupied[1,6] and 92.5% leased.[1,3]

- Delivered approximately 700,000 square feet[1] of new development and redevelopment into service, comprised of three premier workplaces and aggregating approximately $518 million[8] in investment, which are 93% leased.[9]

- Commenced the vertical development of 343 Madison in New York City, a highly amenitized, sustainably designed, 46-story, 930,000 square feet premier workplace. The project will be New York City's first new office development and is 29% leased[9] to Starr, a global investment and insurance firm, with active negotiations underway for an additional 16% of the tower. We project an estimated stabilized unleveraged cash return of approximately 7.5% to 8.0% upon delivery in 2029.

- Progressed the development of 725 12th Street in Washington, DC and completed additional leasing with global law firm Cooley LLP to bring the project to 87% preleased.[9]

- Acquired 2100 M Street in Washington, DC, which BXP plans to redevelop into an approximately 320,000 square feet premier workplace. The project is 73% preleased[9] to global law firm Sidley Austin LLP.

- Completed fifteen dispositions, consistent with our strategic asset sales program, which generated aggregate net proceeds in excess of $1.1 billion,[10] as of March 19, 2026, including:
  - Eight suburban land parcels across the Boston, San Francisco, and Washington, DC regions, which generated aggregate net proceeds of approximately $250 million,[10] reflecting monetization of non-income producing assets.
  - Three residential properties, The Lofts at Atlantic Wharf in Boston, Massachusetts, Proto in Cambridge, Massachusetts, and Signature in Reston, Virginia, generated aggregate net proceeds of approximately $460 million,[10] advancing BXP's strategy to recycle capital at attractive capitalization rates from stabilized residential assets.
  - Four non-core office and life sciences properties: 140 Kendrick Street in Needham, Massachusetts, BXP's ownership interests in Gateway Commons in South San Francisco, California, 7750 Wisconsin Avenue in Washington, DC and Market Square North in Washington, DC, generated aggregate net proceeds of approximately $479 million;[10] enhancing the quality of our portfolio and prioritizing premier workplaces in CBD locations.

    These dispositions are designed to optimize BXP's premier workplace portfolio concentration in CBDs in gateway markets, support capital needs, and when combined with leasing, delever BXP's balance sheet.

- Further strengthened the balance sheet by addressing debt maturities and sourcing additional liquidity on attractive terms in the capital markets, with activity totaling approximately $4.7 billion;[11] underscoring BXP's strong access to both public and private debt capital markets. Highlights include:
  - Upsized BXP's unsecured commercial paper program from $500 million to $750 million.
  - Upsized BXP's revolving line of credit from $2.0 billion to $2.25 billion and extended its maturity date to 2030.
  - Extended the $700 million term loan to 2030 (inclusive of extension options).
  - Issued $1.0 billion of 2.00% exchangeable senior notes due 2030.
  - Completed $450 million of new mortgage financings.[11]

Net income attributable to BXP, Inc. grew by more than 1,800%[12] in 2025 compared with 2024. Despite these strong operational accomplishments, our funds from operations[13] per diluted share declined slightly by approximately 3.5% year-over-year due primarily to higher interest rates and resultant financing costs.

These accomplishments demonstrate the resilience of our business strategy that focuses on premier quality assets, scale, market diversification, growth through acquisition and development, and a strong balance sheet providing access to public and private capital markets.

There are several key trends in the broader market that impact the execution of our strategy. These trends, and our response to them, have influenced the strategic action plan we outlined at our Investor Day last fall and are described on the following pages.

← 
2200 Pennsylvania Avenue, Washington, DC

# Return to Office Behaviors Drive Premier Workplace Outperformance

Momentum in return to office behaviors continues to accelerate to our benefit. There have been significant improvements in client behavior preferences toward in-person work in 2025 as evidenced by a poll conducted by JLL of major employers which indicated that over the last two years, hybrid work models fell to 41% from 78% and full time in-office attendance increased to 54% from 5%. Our clients' senior management have a clear preference toward the increased connectivity, collaboration, training, and culture building of in-person work. This preference has led to their desire to make the workplace as appealing and convenient as possible for employees, therefore creating a growing, and we believe sustained, bifurcation in market conditions between the best buildings and everything else.

We define premier workplaces as those buildings most desired by industry leading clients. These buildings, managed and maintained to the highest quality standards by stable and well-capitalized property owners, situated in readily commutable urban locations, and outfitted with a broad set of productivity-enhancing amenities, have commanded an outsize portion of the increased demand across our markets. Sustainable design remains an important consideration for clients, who prize both the environmental sensitivity and cost efficiency associated with climate resilient building systems, materials, and design. Our investments in hospitality-driven amenities, sustainable and modern building systems and materials, and efficient floorplate design uniquely position BXP to take advantage of the flight to quality in our markets. Premier workplaces comprise the vast majority of our assets, and we continue to elevate the quality of our portfolio through building enhancements and dispositions.

Premier workplaces consistently and substantially outperform the broader office market according to research by CBRE Econometric Advisors, which has been tracking this trend over the past several years. In the five CBDs where BXP competes, Boston, New York, San Francisco, Seattle, and Washington, DC, premier workplaces represent less than 7% of buildings and less than 15% of the overall market square footage. Premier workplace asking rent premiums – averaging more than 50% higher than non-premier workplaces – and leasing outperformance – 11.4 million square feet of positive absorption in premier workplaces versus 8 million square feet of negative absorption for the non-premier office market for the last three years – illustrate the flight to quality across BXP's core markets.

→
Rendering of 343 Madison Avenue, New York, NY

# Strong Economy Supports Leasing Activity

Overall leasing activity is historically tied to space usage and corporate health, which we define as earnings growth. Earnings growth remained strong in 2025. S&P 500 earnings growth and Russell 2000 earnings growth both topped 12%, and BXP recorded a correspondingly strong year of leasing activity. Our weighted-average lease term for the 5.6 million square feet[1,2] of leases signed in 2025 was 10.1 years;[1,4,5] underscoring the increasing conviction of business leaders making long-term investments in high-quality spaces. Projections for 2026 earnings growth in the S&P 500 and Russell 2000 indices, a proxy for our client base, outpace 2025 results, and as a result, we expect the positive leasing environment to continue, consistent with our leasing averages for the past several years of more than one million square feet per quarter.

→
Mosaic at Embarcadero Center, San Francisco, CA

# Premier Assets Outperform the Broader Market[1,2]

## Average Direct Vacancy Rate for Five Selected CBD Markets (%)

### Premier Direct Vacancy Averages 22% Lower



16
12
8
4

**14.9%**

**11.6%**

Q 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4
Y 2018 2019 2020 2021 2022 2023 2024 2025

## Average Asking Rent for Five Selected CBD Markets

### Premier Asking Rent Averages 52% Higher



110
90
70
50

**$100.36**

**$65.31**

Q 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4
Y 2018 2019 2020 2021 2022 2023 2024 2025

● Premier   ● Non-Premier

1  Source: CBRE Econometrics Advisors (EA) Q4 2025.
2  Five selected CBD markets include: Boston, Manhattan, San Francisco, Seattle, and Washington, DC.

# Higher Costs Result in Selective Development

Development costs have risen materially over the last several years driven by inflation for building materials and labor as well as higher interest rates. Though inflation has moderated, materials and labor costs have remained high, and inflationary concerns have decelerated interest rate reductions by the Federal Reserve. As a result, office development in the U.S. is at its lowest point in the past twenty years. Our 52.6 million square feet[1] existing portfolio will benefit over time from less supply, resultant lower vacancy, and upward pressure on rents.

→
399 Park Avenue, New York, NY

# AI Driving Leasing Demand

Aggregate venture funding in artificial intelligence (AI) in the U.S. is concentrated in our core markets, with more than 70% invested in San Francisco and the Bay Area. AI companies have shown a preference for in-person work and have driven office leasing absorption in San Francsico over the past several years. AI companies now occupy more than seven million square feet of space in San Francisco and are starting to have an impact on the New York City market as well. Concerns and speculation about the impact of AI on job growth and by extension, leasing activity, are not supported by the actions of our clients, many of which are growing their footprints, upgrading their space, and/or executing long-term leases. In fact, we are experiencing accelerating demand from AI companies, particularly in the San Francisco Bay Area and New York City, and long-term commitments and expansions from many of our financial, legal, and professional service clients. The near-term negative impacts of AI on jobs are more likely in support functions which comprise a much smaller percentage of the total workforce in premier workplaces and in gateway markets.

In summary, given the market conditions described above, we believe BXP is well positioned for the future of the office real estate business given our high-quality portfolio, diversified gateway market footprint, and relentless focus on and broadening relationships with industry leading clients.

→ →
Rendering of 725 12th Street, Washington, DC (Right)





# Construction Starts[1]

**Construction Starts (Square Foot in Millions)**

| Year | Value |
|------|-------|
| 2005 | 116 |
| 2006 | 145 |
| 2007 | 135 |
| 2008 | 80 |
| 2009 | 40 |
| 2010 | 30 |
| 2011 | 42 |
| 2012 | 50 |
| 2013 | 57 |
| 2014 | 80 |
| 2015 | 78 |
| 2016 | 76 |
| 2017 | 74 |
| 2018 | 74 |
| 2019 | 95 |
| 2020 | 57 |
| 2021 | 57 |
| 2022 | 50 |
| 2023 | 30 |
| 2024 | 15 |
| 2025 | 2 |

1    Source: CoStar

←
680 Folsom Street, San Francisco, CA



# Our Strategic Action Plan

Since our founding, BXP has focused on a strategy of developing, owning, and managing 'the best buildings in the best locations.' Our carefully curated and continuously refreshed portfolio of premier workplaces in vibrant, accessible, and high demand locations positions us well to meet current client demand. As market trends become increasingly positive, we expect to continue to benefit through the execution of our strategic action plan introduced at BXP's September 2025 Investor Day, which consists of the following objectives.

→
535 Mission Street, San Francisco, CA



## Maintain Focus on Premier Workplaces in CBDs in Gateway Markets

Premier workplaces outperform the overall office market, and we are committed to continuing to optimize our portfolio to reinforce our category leadership. Our focus remains on dynamic, in-demand urban locations in our gateway markets of Boston, Los Angeles, New York, San Francisco, Seattle, and Washington, DC. These locations have the strongest talent pools of highly educated workers and consequently the largest concentrations of industry leading, creditworthy firms and front office job positions more immune to AI efficiencies.

## Lease Vacant Space and Secure Occupancy Gains

Growing occupancy will be a key focus as a core strategy to increasing FFO. Growing our occupancy from approximately 87% to 93% (our prior stabilized level) over time would result in substantial increases in FFO per share. Our lease rollover through year end 2027 is historically low at approximately 2.9 million square feet[14,15,16] (6.1%[14,15,16] of the portfolio). If we continue to successfully lease approximately four million square feet annually, we expect to achieve approximately 91% occupancy by the end of 2027.

↓
**Savoy Club at 767 5th Avenue, New York, NY**

↓
**200 Club at 200 Clarendon Street, Boston, MA**



## Optimize Portfolio and Raise Capital through Asset Sales Program

Given our strategic desire to raise capital for new investments, reduce leverage, and focus our portfolio on CBD premier workplaces, we embarked on an aggressive program to sell land parcels held for development, non-core primarily suburban office properties, and our in-service residential portfolio. We have a target to achieve total net proceeds of approximately $1.9 billion[17] by 2028 through the execution of this program and have already made significant progress, completing transactions with net proceeds in excess of $1.1 billion[10] as of March 19, 2026. We expect the program to be modestly dilutive to FFO given the heavy land and residential concentration of the portfolio being sold.

→
200 Clarendon Street, Boston, MA

## Source New Investments – Selective Office and Merchant Residential Development

Notwithstanding market pressures limiting development, BXP launched or progressed two significant office developments in 2025, 725 12th Street in Washington, DC and 343 Madison Avenue in New York City, demonstrating the strength of our client relationships, investment pipeline, and balance sheet. Many municipalities where BXP owns sites and has strong community relationships have a pressing need for new housing, creating a significant opportunity for BXP to develop and monetize land. We have made steady progress increasing our residential pipeline of both units under construction (approximately 1,400[1]) and units in various stages of the entitlement process (approximately 3,000). We expect to launch additional new residential projects in 2026 and 2027. Unlike our premier workplace business, we outsource leasing and property management services for our residential portfolio and develop primarily with majority joint venture partners to maximize our return on residential investments.

## Reduce Leverage

Through the execution of our strategic asset sales program, the September 2025 resetting of our dividend, and the anticipated sourcing of capital partners for up to 50% of 343 Madison Avenue, we expect to raise or retain in excess of $3.0 billion to fund development needs and reduce leverage. In combination with development deliveries and occupancy growth, we expect to further reduce our leverage and enhance our balance sheet over the next two years.

→
Skymark, Reston, VA

## BXP's Share of Net Operating Income (NOI)[1]



Boston
**38.8%**

New York
**23.6%**

San Francisco
**17.3%**

Washington, DC
**14.6%**

Los Angeles
**3.7%**

Seattle
**2.0%**

## Industry Diversification[2]



Legal Services
**18%**

Financial Services, other
**18%**

Technology
**16%**

Life Sciences
**8%**

Real Estate & Insurance
**7%**

Other Professional Services
**7%**

Retail
**7%**

Commercial & Investment Banking
**7%**

Manufacturing
**4%**

Media
**4%**

**2%**
Government/Public Administration

**2%**
Other

1  Excluding termination income. Represents three months ended December 31, 2025. Refer to Disclosures Relating to Non-GAAP Financial Measures on the pages immediately following the Form 10-K.

2  Represents industry diversification percentages based on BXP's Share of Annualized Rental Obligations. Refer to page 54 of our Annual Report on Form 10-K for the definition of Annualized Rental Obligations.

# BXP

Throughout 2025, BXP demonstrated strong performance, executing our long-term strategy and took advantage of improvements in the property and capital markets through our operational skills. BXP is well positioned for future office market conditions given our concentration in premier workplaces, diversification in gateway markets, strong balance sheet, and trusted relationships with clients and capital providers. We are off to a strong start with our business plan to reduce leverage and grow FFO through leasing space, growing occupancy, selling non-strategic assets, and commencing new development. At BXP we are fortunate to have a stable, talented, diverse, and dedicated team of professionals. We take great pride in the quality of our work, the clients we serve, the communities we support, the properties we nurture, and the trust we develop and maintain with investors and industry participants. Many of our professionals are recognized leaders in the real estate industry and their local communities, and many of our activities have earned industry accolades. We are deeply appreciative of our team's expertise, enthusiasm, and commitment, without which we could not accomplish all that we do. We would like to thank our colleagues at BXP, as well as our Board of Directors, for all their contributions in 2025, and importantly, we would also like to thank you, our shareholders, for your continued trust and support.

**Douglas T. Linde**
President

**Owen D. Thomas**
Chairman of the Board &
Chief Executive Officer

1   Includes 100% of consolidated and unconsolidated properties.

2   Represents signed leases in which the Company either (1) commenced rental revenue recognition or (2) will commence rental revenue recognition in subsequent quarters, in accordance with GAAP, and includes leases at properties under development. Excludes the hotel property and residential units.

3   Represents signed leases in which the Company either (1) commenced rental revenue recognition or (2) will commence rental revenue recognition in subsequent quarters, in accordance with GAAP.

4   Excludes the hotel property and residential units.

5   Calculation is based on lease term and square footage.

6   Represents signed leases for which revenue recognition has commenced in accordance with GAAP. Excludes the hotel property and residential units.

7   Calculation is based on BXP's Share of Annualized Rental Obligations. Refer to page 54 of our Annual Report on Form 10-K for the definition of Annualized Rental Obligations.

8   Represents BXP's Share of Estimated Total Investment, including income (loss) and interest carry during development.

9   Represents percentage leased as of March 6, 2026, including leases with future commencement dates.

10  Represent BXP's Share and is net of secured property debt.

11  Represents BXP's Share.

12  Net income attributable to BXP, Inc. growth is in part a result of the Asset Sales Program that was announced at BXP's Investor Day this past September, as well as impairment charges in 2024.

13  Refer to pages 87 to 91 of our Annual Report on Form 10-K for information relating to the calculation of FFO.

14  Includes leased space in properties partially placed in-service. Excludes the hotel property and residential units.

15  Represents rentable square footage that is anticipated to become vacant in the noted period. Does not include data for leases expiring in a particular year when leases for the same space have already been signed with replacement clients with future commencement dates. In those cases, the data is included in the year in which the future lease expires.

16  Includes 100% of consolidated and unconsolidated properties. Excludes 2850 Ocean Park at Santa Monica Business Park in Santa Monica, California, which was taken out of service on January 1, 2026 upon the lease expiration of a 140,000 square foot client.

17  There can be no assurance that the dispositions will occur at the assumed prices, on the assumed schedules or at all.

↗
111 Huntington Avenue,
888 Boylston Street &
the Prudential Center,
Boston, MA (Left)

↗ ↗
767 5th Avenue,
New York, NY (Right)

→
Reston Town Center,
Reston, VA (Left)

→ →
Salesforce Tower,
San Francisco, CA (Right)

# Board of Directors



**Owen D. Thomas**
Chairman of the Board,
Chief Executive
Officer & Director



**Douglas T. Linde**
President & Director



**Joel I. Klein**
Lead Independent
Director



**Bruce W. Duncan**
Director & Chair of
Audit Committee



**Diane J. Hoskins**
Director & Chair of
Sustainability
Committee



**Mary E. Kipp**
Director



**Matthew J. Lustig**
Director & Chair
of Nominating &
Corporate Governance
Committee



**Timothy J. Naughton**
Director & Chair of
Compensation
Committee



**Julie G. Richardson**
Director



**William H. Walton, III**
Director



**Tony West**
Director

# Executive Officers

**Owen D. Thomas**
Chairman of the Board &
Chief Executive Officer

**Michael E. LaBelle**
Executive Vice President, Chief
Financial Officer & Treasurer

**Peter V. Otteni**
Executive Vice President,
Co-Head of the
Washington, DC Region

**Donna D. Garesché**
Executive Vice President &
Chief Human Resources Officer

**Douglas T. Linde**
President

**Rodney C. Diehl**
Executive Vice President,
West Coast Regions

**Hilary Spann**
Executive Vice President,
New York Region

**Raymond A. Ritchey**
Senior Executive Vice President

**Bryan J. Koop**
Executive Vice President,
Boston Region

**J. Jake Stroman**
Executive Vice President,
Co-Head of the
Washington, DC Region

# Senior Officers

**Robert Barrasso**
Senior Vice President,
Total Rewards

**Eric G. Kevorkian**
Senior Vice President, Chief
Legal Officer & Secretary

**Ben Myers**
Senior Vice President,
Sustainability

**James J. Whalen, Jr.**
Senior Vice President &
Chief Technology Officer

**Amy C. Gindel**
Senior Vice President,
Finance & Planning

**James J. Magaldi**
Senior Vice President,
Finance & Capital Markets

**Laura M. Sesody**
Senior Vice President,
Corporate Marketing &
Communications

**Colin Joynt**
Senior Vice President &
Chief Information Officer

**William T. McGrath**
Senior Vice President,
Finance

**Michael R. Walsh**
Senior Vice President &
Chief Accounting Officer

## Boston, MA

**Frederick J. DeAngelis**
Senior Vice President,
Senior Counsel

**David C. Provost**
Senior Vice President,
Development

**Madeleine C. Timin**
Senior Vice President,
Regional General Counsel

**Jeffrey Lowenberg**
Senior Vice President,
Development

**Jonathan S. Randall**
Senior Vice President,
Construction

**Patrick M. Mulvihill**
Senior Vice President,
Leasing

**Peter V. See**
Senior Vice President,
Property Management

## New York, NY

**Karen Baker**
Senior Vice President,
Property Management

**Thomas L. Hill**
Senior Vice President,
Property Management

**Andrew D. Levin**
Senior Vice President,
Leasing

**John K. Brandbergh**
Senior Vice President,
Leasing

**Karen D. Holdridge**
Senior Vice President,
Regional General Counsel

**Richard T. Monopoli**
Senior Vice President,
Development

**Gregory Clancy**
Senior Vice President,
Construction

**Heather Kahn**
Senior Vice President,
Leasing

## San Francisco, CA

**Peter G. Back**
Senior Vice President,
Construction

**Steven R. Colvin**
Senior Vice President,
Property Management

**Michelle Yip**
Senior Vice President,
Regional General Counsel

**Michael Choung**
Senior Vice President,
Property Management

**Aaron N. Fenton**
Senior Vice President,
Development

**Christine Yuen**
Senior Vice President,
Leasing

## Washington, DC

**Richard H. Ellis**
Senior Vice President, Residential

**Mike Holland**
Senior Vice President, Construction

**Yuchong C. McDonough**
Senior Vice President,
Regional General Counsel

**Laura D. McNulty**
Senior Vice President,
Property Management

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

---

# FORM 10-K

---

☒    **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2025**

**OR**

☐    **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from      to**

**Commission File Number: 1-13087 (BXP, Inc.)**
**Commission File Number: 0-50209 (Boston Properties Limited Partnership)**

---

# BXP, INC.
# BOSTON PROPERTIES LIMITED PARTNERSHIP
## (Exact name of Registrants as specified in its charter)

---

| | | |
|---|---|---|
| **BXP, Inc.** | **Delaware** | **04-2473675** |
| | (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification Number) |
| **Boston Properties Limited Partnership** | **Delaware** | **04-3372948** |
| | (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification Number) |

**Prudential Center, 800 Boylston Street, Suite 1900, Boston, Massachusetts 02199-8103**
**(Address of principal executive offices) (Zip Code)**

**(617) 236-3300**
(Registrants' telephone number, including area code)

**Securities registered pursuant to Section 12(b) of the Act:**

| Registrant | Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|---|
| BXP, Inc. | Common Stock, par value $.01 per share | BXP | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act:

| Registrant | Title of each class |
|---|---|
| Boston Properties Limited Partnership | Units of Limited Partnership |

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

BXP, Inc.:      Yes ☒   No ☐      Boston Properties Limited Partnership:      Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

BXP, Inc.:      Yes ☐   No ☒      Boston Properties Limited Partnership:      Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

BXP, Inc.:        Yes ☒   No ☐            Boston Properties Limited Partnership:        Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

BXP, Inc.:        Yes ☒   No ☐            Boston Properties Limited Partnership:        Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

BXP, Inc.:
Large Accelerated Filer ☒          Accelerated Filer ☐          Non-accelerated Filer ☐          Smaller Reporting Company ☐
Emerging Growth Company ☐

Boston Properties Limited Partnership:
Large Accelerated Filer ☐          Accelerated Filer ☐          Non-accelerated Filer ☒          Smaller Reporting Company ☐
Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act.

BXP, Inc. ☐        Boston Properties Limited Partnership ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

BXP, Inc. ☒        Boston Properties Limited Partnership ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

BXP, Inc. ☐        Boston Properties Limited Partnership ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

BXP, Inc. ☐        Boston Properties Limited Partnership ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

BXP, Inc.:        Yes ☐   No ☒            Boston Properties Limited Partnership:        Yes ☐   No ☒

As of June 30, 2025, the aggregate market value of the 158,043,924 shares of Common Stock held by non-affiliates of BXP, Inc. was $10,663,223,539 based upon the last reported sale price of $67.47 per share on the New York Stock Exchange on June 30, 2025. (For this computation, BXP, Inc. has excluded the market value of all shares of Common Stock reported as beneficially owned by executive officers and directors of BXP, Inc.; such exclusion shall not be deemed to constitute an admission that any such person is an affiliate of BXP, Inc.).

As of February 20, 2026, there were 158,629,124 shares of Common Stock of BXP, Inc. outstanding.

Because no established market for common units of limited partnership of Boston Properties Limited Partnership exists, there is no market value for such units.

Certain information contained in BXP, Inc.'s Proxy Statement relating to its Annual Meeting of Stockholders to be held May 21, 2026 is incorporated by reference in Items 10, 11, 12, 13 and 14 of Part III. BXP, Inc. intends to file such Proxy Statement with the Securities and Exchange Commission not later than 120 days after the end of its fiscal year ended December 31, 2025.

## EXPLANATORY NOTE

This report combines the Annual Reports on Form 10-K for the fiscal year ended December 31, 2025 of BXP, Inc. and Boston Properties Limited Partnership. Unless stated otherwise or the context otherwise requires, references to "BXP" mean BXP, Inc. (formerly known as Boston Properties, Inc.), a Delaware corporation and real estate investment trust ("REIT"), and references to "BPLP" and the "Operating Partnership" mean Boston Properties Limited Partnership, a Delaware limited partnership. BPLP is the entity through which BXP conducts substantially all of its business and owns, either directly or through subsidiaries, substantially all of its assets. BXP is the sole general partner and also a limited partner of BPLP. As the sole general partner of BPLP, BXP has exclusive control of BPLP's day-to-day management. Therefore, unless stated otherwise or the context requires, references to the "Company," "we," "us" and "our" refer collectively to BXP, BPLP and those subsidiaries consolidated by BXP.

As of December 31, 2025, BXP owned an approximate 89.7% ownership interest in BPLP. The remaining approximate 10.3% interest was owned by limited partners. The other limited partners of BPLP (1) contributed their direct or indirect interests in properties to BPLP in exchange for common units of limited partnership interest in BPLP or (2) received long-term incentive plan units of BPLP pursuant to BXP's Stock Option and Incentive Plans, or both. Under the limited partnership agreement of BPLP, unitholders may present their common units of BPLP for redemption at any time (subject to covenants agreed upon at the time of issuance of the units that may restrict such right for a period of time, generally one year from issuance). Upon presentation of a common unit for redemption, BPLP must redeem the unit for cash equal to the then value of a share of BXP's common stock. In lieu of a cash redemption by BPLP, however, BXP may elect to acquire any common units so tendered by issuing shares of BXP common stock in exchange for the common units. If BXP so elects, its common stock will be exchanged for common units on a one-for-one basis. This one-for-one exchange ratio is subject to specified adjustments to prevent dilution. BXP generally expects that it will elect to issue its common stock in connection with each such presentation for redemption rather than having BPLP pay cash. With each such exchange or redemption, BXP's percentage ownership in BPLP will increase. In addition, whenever BXP issues shares of its common stock other than to acquire common units of BPLP, BXP must contribute any net proceeds it receives to BPLP and BPLP must issue to BXP a number of common units of BPLP that equals the number of shares of BXP common stock so issued. This structure is commonly referred to as an umbrella partnership REIT, or UPREIT.

The Company believes that combining the Annual Reports on Form 10-K of BXP and BPLP into this single report:

- enhances investors' understanding of BXP and BPLP by enabling them to view the business as a whole in the same manner as management views and operates the business;

- eliminates duplicative disclosure and provides a more concise and readable presentation because a substantial portion of the disclosure applies to both BXP and BPLP; and

- creates time and cost efficiencies through the preparation of one combined report instead of two separate reports.

The Company believes it is important to understand the few differences between BXP and BPLP in the context of how BXP and BPLP operate as a consolidated company. The financial results of BPLP are consolidated into the financial statements of BXP. BXP does not have any other significant assets, liabilities or operations, other than its investment in BPLP, nor does it have employees of its own. BPLP, not BXP, generally executes all significant business relationships other than transactions involving the securities of BXP. BPLP holds substantially all of the assets of BXP, including ownership interests in subsidiaries and joint ventures. BPLP conducts the operations of the business and is structured as a partnership with no publicly traded equity. Except for the net proceeds from equity issuances by BXP, which are contributed to the capital of BPLP in exchange for common or preferred units of partnership in BPLP, as applicable, BPLP generates all remaining capital required by the Company's business. These sources include working capital, net cash provided by operating activities, borrowings under its credit facilities, the issuance of secured and unsecured debt and equity securities and proceeds received from the disposition of certain properties and interests in joint ventures.

Shareholders' equity, partners' capital and noncontrolling interests are the main areas of difference between the consolidated financial statements of BXP and BPLP. The limited partners of BPLP are accounted for as partners' capital in BPLP's financial statements and as noncontrolling interests in BXP's financial statements. The noncontrolling interests in BPLP's financial statements include the interests of unaffiliated partners in various consolidated partnerships. The noncontrolling interests in BXP's financial statements include the same noncontrolling interests in BPLP and limited partners of BPLP. The differences between shareholders' equity and partners' capital result from differences in the equity issued by each of BXP and BPLP.

In addition, the consolidated financial statements of BXP and BPLP differ in total real estate assets resulting from previously applied acquisition accounting by BXP for the issuance of common stock in connection with non-sponsor redemptions of common units of BPLP. This accounting resulted in a step-up of the real estate assets of BXP at the time of such redemptions, resulting in a difference between the net real estate of BXP as compared to BPLP of approximately $223.8 million, or 1.1% at December 31, 2025, and a corresponding difference in depreciation expense, impairment losses and gains on sales of real estate upon the sale of these properties having an allocation of the real estate step-up. The acquisition accounting was nullified on a prospective basis beginning in 2009 as a result of the Company's adoption of a new accounting standard requiring any subsequent redemptions to be accounted for solely as an equity transaction.

To help investors better understand the key differences between BXP and BPLP, the following items in this report present information separately for BXP and BPLP:

- Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities;

- Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Liquidity and Capital Resources, which includes information specific to each entity, where applicable;

- Item 8. Financial Statements and Supplementary Data, which includes the following specific disclosures for BXP and BPLP:

  - Note 2. Summary of Significant Accounting Policies;

  - Note 3. Real Estate;

  - Note 11. Stockholders' Equity / Partners' Capital;

  - Note 12. Segment Information; and

  - Note 13. Earnings Per Share / Common Unit; and

- Item 15. Financial Statement Schedule—Schedule 3.

This report also includes separate Part II, Item 9A. Controls and Procedures, as well as separate Exhibit 23 consents of the independent registered public accounting firm and Exhibits 31 and 32 certifications for each of BXP and BPLP.

# TABLE OF CONTENTS

[This page intentionally left blank]

**Summary of Risk Factors**

The risk factors detailed in Item 1A titled "Risk Factors" in this Annual Report on Form 10-K are the risks that we believe are material to our investors and a reader should carefully consider them. Those risks are not all of the risks we face and other factors not presently known to us or that we currently believe are immaterial may also affect our business if they occur. The following is a summary of the risk factors detailed in Item 1A:

- Our performance depends upon the economic conditions, particularly the supply and demand characteristics, of our markets—Boston, Los Angeles, New York, San Francisco, Seattle and Washington, DC.

- Market and economic volatility due to adverse economic and political conditions, health crises or dislocations in the credit markets could have a material adverse effect on our results of operations, financial condition and ability to pay dividends and/or distributions.

- Our success depends on key personnel whose continued service is not guaranteed.

- Our performance and value are subject to risks associated with our real estate assets and with the real estate industry, including, without limitation:

  - potential difficulties or delays renewing leases or re-leasing space;

  - sustained changes in client preferences and space utilization from full-time, collective in-person work environments to hybrid or remote work models and/or changes from workforce reduction due to artificial intelligence, which could decrease overall demand for workplaces and negatively impact market rental rates and property values;

  - potential delays in completion of development and redevelopment projects due to supply chain disruptions and labor shortages; and

  - potential increases in costs to maintain, renovate and develop our properties related to inflation.

- We face potential adverse effects from major clients' bankruptcies or insolvencies.

- Our actual costs to develop properties may exceed our budgeted costs.

- Our use of joint ventures may limit our control over jointly owned investments and limit our flexibility to acquire other assets.

- We face risks associated with the use of debt to fund acquisitions and developments, including refinancing risk.

- Our maturing debt bears interest at lower rates than the current market rates, which has increased, and may continue to increase our interest costs which could adversely impact our ability to refinance existing debt or sell assets on favorable terms or at all.

- Covenants in our debt agreements could adversely affect our financial condition.

- Our degree of leverage could limit our ability to obtain additional financing or affect the market price of our equity and debt securities.

- We face risks associated with security breaches, incidents and compromises through cyber attacks, cyber intrusions or otherwise, as well as other significant disruptions of our information technology (IT) networks and related systems.

- The use of technology based on artificial intelligence and machine learning presents risks and challenges that may adversely affect our business and results of operations.

- We face risks associated with climate change and severe weather events, as well as the regulatory efforts intended to reduce the effects of climate change.

- Potential liability for environmental contamination could result in substantial costs.

- Some potential losses are not covered by insurance.

- Our involvement in legal proceedings and other claims may result in substantial monetary and other costs that have a material adverse effect on our results of operations.

- We face risks associated with BXP's status as a real estate investment trust (REIT), including, without limitation:

    - failure to qualify as a REIT would cause BXP to be taxed as a corporation, which would substantially reduce funds available for payment of dividends;

    - possible adverse state and local tax audits and changes in state and local tax laws could result in increased tax costs that could adversely affect our financial condition and results of operations and the amount of cash available for the payment of dividends and distributions to our securityholders; and

    - in order to maintain BXP's REIT status, we may be forced to borrow funds during unfavorable market conditions.

This section contains forward-looking statements. You should refer to the explanation of the qualifications and limitations on forward-looking statements beginning on page 52.

# PART I.

**Item 1**. *Business*

## General

BXP, a Delaware corporation, is a fully integrated, self-administered and self-managed REIT, and it is one of the largest publicly-traded office REITs (based on total market capitalization as of December 31, 2025) in the United States that develops, owns and manages primarily premier workplaces. BXP was formed in 1997 to succeed the real estate development, redevelopment, acquisition, management, operating and leasing businesses associated with the predecessor company founded by Mortimer B. Zuckerman and Edward H. Linde in 1970.

Our properties are concentrated in six dynamic gateway markets—Boston, Los Angeles, New York, San Francisco, Seattle and Washington, DC. At December 31, 2025, we owned or had joint venture interests in a portfolio of 179 commercial real estate properties, aggregating approximately 52.6 million net rentable square feet of primarily premier workplaces, including eight properties under construction/redevelopment totaling approximately 3.5 million net rentable square feet. As of December 31, 2025, our properties consisted of:

- 157 office properties (including four properties under construction/redevelopment);
- 14 retail properties (including one property under construction);
- seven residential properties (including three properties under construction); and
- one hotel.

We consider premier workplaces to be well-located buildings that are modern structures or have been modernized to compete with newer buildings, are professionally managed and maintained, and offer a number and type of amenities that are in high demand by clients that are focused on the importance of the physical work environment in recruiting and retaining the best and brightest employees. As such, these properties attract creditworthy clients and command upper-tier rental rates in their markets. We do not consider the expression "premier workplaces" a classification of our properties in accordance with any standard listing criteria in the real estate industry. We therefore caution investors that our use and definition of "premier workplaces" may be different than the use and definition of similar expressions and traditional classifications that may be used by other companies.

We are a full-service real estate company, with substantial in-house expertise and resources in acquisitions, development, financing, capital markets, construction management, property management, marketing, leasing, accounting, risk management, tax and legal services. For this reason, we refer to our tenants as "clients" due to the many facets of our continuous engagements with them, which span beyond the usual tenant/landlord relationship. Throughout this Annual Report, we use the terms "tenant" and "client" interchangeably.

BXP manages BPLP as its sole general partner. Our principal executive office and Boston regional office are located at The Prudential Center, 800 Boylston Street, Suite 1900, Boston, Massachusetts 02199 and our telephone number is (617) 236-3300. In addition, we have regional offices at 2800 28th Street, Santa Monica, California 90405, 599 Lexington Avenue, New York, New York 10022, Two Embarcadero Center, San Francisco, California 94111, 1001 Fourth Avenue, Seattle, Washington 98154 and 2200 Pennsylvania Avenue NW, Washington, DC 20037.

Our internet address is http://www.bxp.com. On our website, you can obtain free copies of our Annual Reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, including exhibits, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission, or the SEC. You may also obtain BXP's and BPLP's reports by accessing the EDGAR database at the SEC's website at http://www.sec.gov, or we will furnish an electronic or paper copy of these reports free of charge upon written request to: Investor Relations, BXP, Inc., Prudential Center, 800 Boylston Street, Suite 1900, Boston, Massachusetts 02199. "Boston Properties" is a registered trademark, BXP is a registered trademark, and the "bxp" logo is a registered trademark, in all cases, owned by BPLP.

## Boston Properties Limited Partnership

BPLP is a Delaware limited partnership organized in 1997, and the entity through which BXP conducts substantially all of its business and owns, either directly or through subsidiaries, substantially all of its assets. BXP is the sole general partner of BPLP and, as of February 20, 2026, the owner of approximately 89.4% of the economic interests in BPLP. Economic interest was calculated as the number of common partnership units of BPLP owned by BXP as a percentage of the sum of (1) the actual aggregate number of outstanding common partnership units of BPLP and (2) the number of common units issuable upon conversion of all outstanding long term incentive plan units of BPLP ("LTIP Units"), for which all performance conditions have been satisfied for such conversion. We exclude from (1) and (2) above other LTIP Units issued in the form of Multi-Year Long-Term Incentive Plan Awards in 2024 or later ("MYLTIP Awards or MYLTIP Units") and 2025 Outperformance Plan Awards ("2025 OPP Awards or 2025 OPP Units"), which remain subject to performance conditions. An LTIP Unit is generally the economic equivalent of a share of BXP's restricted common stock, although LTIP Units issued in the form of MYLTIP Awards and 2025 OPP Awards are only entitled to receive one-tenth (1/10th) of the regular quarterly distributions (and no special distributions) prior to being earned.

**Transactions During 2025**

*Acquisitions*

During the year ended December 31, 2025, we acquired 2100 M Street, a vacant office building, located in Washington, DC, for a purchase price, including transaction costs, of approximately $55.9 million of cash. We intend to redevelop this site in the future (See Note 3 to the Consolidated Financial Statements).

*Dispositions and Impairments*

During the year ended December 31, 2025, excluding our unconsolidated joint ventures, we completed eight sales transactions for an aggregate gross sales price of approximately $702.6 million, resulting in net proceeds of approximately $682.5 million and gains on sales of real estate of $175.0 million and $177.6 million for BXP and BPLP, respectively (See Note 3 to the Consolidated Financial Statements). .

During the year ended December 31, 2025, we evaluated the consolidated properties approved by BXP's Board of Directors (or a committee thereof) for sale to third-parties, which resulted in recognized impairment losses of approximately $85.8 million and $82.9 million for BXP and BPLP, respectively (See Notes 2 and 3 to the Consolidated Financial Statements).

*Developments/Redevelopments*

During the year ended December 31, 2025, we commenced development/redevelopment of four properties, including 343 Madison Avenue in New York City, New York, aggregating approximately 1.9 million in estimated net rentable square feet when complete. Our share of the aggregated estimated total investment to complete these properties is approximately $2.1 billion. We also partially or fully placed in-service four properties that totaled approximately 727,000 net rentable square feet (See Notes 3 and 6 to the Consolidated Financial Statements).

As of December 31, 2025, we had eight properties under construction/redevelopment, aggregating approximately 3.5 million in estimated net rentable square feet when completed. We estimate our share of the aggregate estimated total investment to complete these projects is approximately $3.9 billion, of which approximately $2.5 billion remained to be invested as of December 31, 2025. The total development pipeline, including office, laboratory/life sciences and retail developments, but excluding our residential developments, is 61% pre-leased as of February 20, 2026. For a detailed list of the properties under construction/redevelopment see *"Liquidity and Capital Resources"* within *"Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations."*

*Debt*

During the year ended December 31, 2025, BXP further strengthened its balance sheet by addressing debt maturities and sourcing additional liquidity in the capital markets. In the aggregate, excluding our unconsolidated joint ventures, our debt market activities totaled approximately $4.2 billion, underscoring BXP's consistent access to debt capital. For additional details on each of the transactions listed below, refer to Note 7 to the Consolidated Financial Statements.

Notable transactions during 2025 include:

- Repaid $850.0 million of 3.20% unsecured senior notes due January 15, 2025,

- Upsized the unsecured commercial paper program from $500.0 million to $750.0 million in March 2025,

- Extended the maturity date for the $700.0 million unsecured term loan to 2030 (inclusive of extension options) in March 2025,

- Upsized the amended and restated revolving credit agreement from $2.0 billion to $2.25 billion and extended its maturity date to 2030 in March 2025, and

- Issued $1.0 billion of 2.00% unsecured exchangeable senior notes due 2030 in September 2025.

*Hedging Transaction*

On April 8, 2025, BPLP entered into an interest rate swap contract with a notional amount of $300.0 million to replace $300.0 million of interest rate swap contracts that expired on April 1, 2025. The interest rate swap was entered into to fix Daily Simple SOFR, at a fixed interest rate of 3.6775% per annum for the period commencing on April 7, 2025, the effective date, and ending on April 6, 2026 (See Note 8 to the Consolidated Financial Statements).

*Equity Transactions*

During the year ended December 31, 2025, BXP acquired an aggregate of 291,040 common units of limited partnership interest, including a total of 87,398 common units issued upon the conversion of LTIP Units, 2012 outperformance plan awards ("2012 OPP Units") and 2013 - 2021 multi-year, long-term incentive program awards, presented by the holders for redemption, in exchange for an equal number of shares of BXP common stock.

*Investments in Unconsolidated Joint Ventures*

 For additional details on each of the transactions listed below, refer to Note 6 to the Consolidated Financial Statements.

During the year ended December 31, 2025, our unconsolidated joint ventures further strengthened their balance sheets by addressing debt maturities and sourcing additional liquidity in the capital markets.  In the aggregate, their debt market activities totaled approximately $1.2 billion of which our share was approximately $0.5 billion. Notable transactions during 2025 include:

- Executed a new $252.0 million non-recourse CMBS financing secured by our 7750 Wisconsin Avenue joint venture in Bethesda, Maryland in February 2025.  This new loan was used to repay the existing $252.0 million construction loan.  We have a 50% ownership interest in the joint venture.

- Executed a new $225.0 million construction loan secured by our 290 Coles Street joint venture in Jersey City, New Jersey in March 2025.  We have a 19.46% ownership interest in the joint venture.

- Executed a new $98.7 million construction loan secured by our 17 Hartwell Street joint venture in Lexington, Massachusetts in June 2025.  We have a 20% ownership interest in the joint venture.

- Executed a new $465.0 million non-recourse CMBS financing secured by our Hub on Causeway - Podium and 100 Causeway Street joint ventures in Boston, Massachusetts in October 2025.  This new loan was used to repay the existing loans aggregating approximately $490.0 million.  We have a 50% ownership interest in the joint ventures.

- Executed a (1) new $108.0 million senior loan and (2) $50.0 million mezzanine loan secured by our 3 Hudson Boulevard joint venture in New York City, New York in October 2025.  These new loans were used to repay the existing $80.0 million loan that was provided by us to the joint venture.  We have a 25% ownership interest in the joint venture and are the lender for the mezzanine loan.

- Repaid the approximately $198.4 million construction loan secured by our Dock 72 joint venture in Brooklyn, New York in October 2025.  We have a 50% ownership interest in the joint venture.

During the year ended December 31, 2025, we completed three sale transactions related to our investments in unconsolidated joint ventures.  Our share of the aggregate gross sales price was approximately $237.7 million, resulting in our share of net proceeds of approximately $170.2 million.  We recognized gains on sales related to these transactions of approximately $53.7 million, which has been included within Loss from Unconsolidated Joint Ventures on the Consolidated Financial Statements.

During the year ended December 31, 2025, we evaluated key impairment indicators related to certain investments in unconsolidated joint ventures (See Note 2 to the Consolidated Financial Statements).  This evaluation, including a pending offer from a third-party, resulted in our determination that the decline in value for the joint venture that owns Gateway Commons was other-than-temporary.  As a result, we recognized an other-than-temporary impairment loss on our investment in Gateway Commons of approximately $145.1 million.

*Noncontrolling Interest*

On August 27, 2025, we acquired our partner's 45% ownership interest in the consolidated entity that is developing the 343 Madison Avenue project located in New York City, New York for approximately $43.5 million of cash.  The acquisition price equaled the partner's aggregate unreturned capital contributions to the joint venture.  Prior to the acquisition, we had a 55% ownership interest in the joint venture.

*Stock Option and Incentive Plan*

For additional details on each of the transactions listed below, refer to Note 15 to the Consolidated Financial Statements.

On January 22, 2025, BXP's Compensation Committee approved the 2025 Multi-Year Long-Term Incentive Program (the "2025 MYLTIP") awards under the BXP, Inc. 2021 Stock Incentive Plan (the "2021 Plan") to certain executive officers of BXP.  Under Accounting Standards Codification ("ASC") 718 "Compensation – Stock Compensation," ("ASC 718") the 2025 MYLTIP awards have an aggregate value of approximately $12.7 million, which amount will generally be amortized into earnings under the graded vesting method.

On January 31, 2025, the three-year measurement period for our 2022 MYLTIP awards ended and, based on BXP's absolute and relative total shareholder return ("TSR") performance, the final payout was determined to be 59% of target, or an aggregate of approximately $5.4 million (after giving effect to employee separations).  As a result, an aggregate of 177,919 2022 MYLTIP Units that had been previously granted were automatically forfeited.

On December 22, 2025, BXP's Compensation Committee approved the 2025 OPP Awards.  Under the 2025 OPP Awards, performance and service-based equity awards were granted to certain members of BXP's senior leadership team.  The awards were issued pursuant to the 2021 Plan in the form of LTIP Units and consist of an opportunity to earn up to an aggregate of 711,864 LTIP Units.  The number of LTIP Units reflects the maximum that may be earned for achieving the highest level of performance and satisfying the service-based vesting requirements.  Under ASC 718 the 2025 OPP Awards have an aggregate value of approximately $31.9 million, which amount will generally be amortized into earnings under the graded vesting attribution method.

## Business and Growth Strategies

### Business Strategies

Our primary business objective is to maximize return on investment to provide our investors with the greatest possible total return at all points of the economic cycle.  Our long-term strategies to achieve this objective are:

- to target a few carefully selected dynamic gateway markets—Boston, Los Angeles, New York, San Francisco, Seattle and Washington, DC—and to be one of the leading, if not the leading, developers, owners and managers in each of those markets with a full-service office in each market providing property management, leasing, development, construction and legal expertise.  We select markets and submarkets with a diverse economic base and a deep pool of prospective clients in various industries and where clients have demonstrated a preference for premier workplaces and other facilities.  Additionally, our markets have historically been able to recruit new talent to them and help sustain job growth that results in growth in rental rates and occupancy over time;

- to emphasize markets and submarkets within those markets where the difficulty of receiving the necessary approvals for development and the necessary financing constitute high barriers to the creation of new supply, and where skill, financial strength and diligence are required to successfully develop, finance and manage high-quality office as well as selected life sciences, retail and residential space;

- to take on complex, technically challenging development projects, leveraging the skills of our management team to successfully develop, acquire or reposition properties that other organizations may not have the capacity or resources to pursue;

- to own and develop high-quality real estate designed to meet the demands of today's clients who require sophisticated telecommunications and related infrastructure, support services, sustainable features and amenities, including those amenities that enrich in-person experiences and support a hybrid work environment, and to manage those facilities so as to become the landlord of choice for both existing and prospective clients;

- to opportunistically acquire assets that increase our market share in the markets in which we have chosen to concentrate, as well as potential new markets, which exhibit an opportunity to improve returns through repositioning (through a combination of capital improvements and shift in marketing strategy), changes in management focus and leasing;

- to explore joint venture or lending opportunities with existing property owners located in desirable locations, who seek to benefit from the depth of development and management expertise we are able to provide and our access to capital;

- to pursue on a selective basis the sale of properties or interests therein, including core properties, to either (1) take advantage of the demand for our premier properties and realize the value we have created or (2) pare from our portfolio properties that we believe have slower future growth potential;

- to seek third-party development contracts to enable us to retain and utilize our existing development and construction management staff, especially when our internal development is less active or when new development is less-warranted due to market conditions; and

- to enhance our capital structure through our access to a variety of sources of equity and debt capital and proactively manage our debt expirations.

From time to time, in response to one or more macroeconomic or other external factors, we refine our plans for achieving one or more elements of our overall strategy. At our September 2025 Investor Day, we detailed a three-year action plan focused on near-term earnings growth by leveraging BXP's operational expertise and portfolio of premier workplaces within our core gateway markets to:

- grow occupancy;

- develop premier assets with a focus on projects underway and a selective approach to future opportunities;

- execute on a multi-year asset sales program to dispose of non-income producing land, select residential, and non-strategic and select strategic office assets, with proceeds designated to reduce leverage and fund our development pipeline; and

- secure private equity partnerships on select assets to complement other funding sources and increase investment yields.

We believe the components of this strategic action plan align with our broader, long-term strategy of maintaining leadership in core markets, prudently growing the portfolio, and disciplined capital allocation to drive shareholder value. We may achieve the goals underlying this strategic action plan through a variety of methods and the timing, extent and impact of any transactions that we have or will undertake while implementing this strategic action plan may vary and evolve.

**Growth Strategies**

*External Growth Strategies*

We believe that our development experience, our organizational depth, utilization of our joint venture partner relationships and our balance sheet position us to continue to selectively develop a range of premier workplaces, including high-rise urban developments, mixed-use developments (including office, residential and retail), low-rise suburban office and residential properties, within budget and on schedule. We believe we are also well-positioned to achieve external growth through acquisitions. From time to time, we remove from service select office assets for which we believe we have better uses, such as residential developments. Other factors that contribute to our competitive position include:

- our control of sites in our markets that could support, as of December 31, 2025, approximately 13.6 million and 4.7 million of additional square feet of new office and residential developments, respectively;

- our reputation gained through 56 years of successful operations and the stability and strength of our existing portfolio of properties;

- our relationships with leading national corporations, universities and public institutions, including government agencies, seeking new facilities and development services;

- our relationships with nationally recognized financial institutions that provide capital to the real estate industry;

- our track record and reputation for executing acquisitions efficiently provide comfort to domestic and foreign institutions, private investors and business entities who seek to sell commercial real estate in our market areas;

- our ability to act quickly on due diligence and financing;

- our relationships with institutional buyers and sellers of high-quality real estate assets;

- our ability to procure entitlements from multiple municipalities to develop and/or sell sites and attract land owners to sell to or partner with us; and

- our relationship with domestic and foreign investors who seek to partner with companies like ours.

Opportunities to execute our external growth strategy fall into three categories:

- *Development in selected submarkets.* We believe the selective development of well-positioned premier workplaces, as well as residential buildings and mixed-use complexes, may be justified in certain of our markets. We believe in acquiring land after taking into consideration timing factors relating to economic cycles and in response to market conditions that should allow for its development at the appropriate time. While we purposely concentrate in markets with high barriers-to-entry, we have demonstrated throughout our 56-year history an ability to make carefully timed land acquisitions in submarkets where we can become one of the market leaders in establishing rent and other business terms. We believe that there are opportunities at key locations in our existing and other markets for a well-capitalized developer to acquire land or buildings with development or redevelopment potential.

  We seek complex projects where we can add value through the efforts of our experienced and skilled management team leading to attractive returns on investment. In the past, we have been particularly successful at acquiring sites or options to purchase sites that need governmental approvals for development. Because of our development expertise, knowledge of the governmental approval process and reputation for quality development with local government regulatory bodies, we generally have been able to secure the permits necessary to allow development and to profit from the resulting increase in land value.

  Our strong regional relationships and recognized development expertise have also enabled us to capitalize on unique build-to-suit opportunities. We intend to seek and expect to continue to be presented with such opportunities in the near term allowing us to earn relatively significant returns on these development opportunities through multiple business cycles.

- *Acquisition of assets and portfolios of assets from institutions, including lenders, or individuals.* We believe that due to our size, management strength and reputation, we are well positioned to acquire portfolios of assets or individual properties from institutions or individuals if valuations meet our criteria. In addition, we believe that our market knowledge, our liquidity and access to capital may provide us with a competitive advantage when pursuing acquisitions. Opportunities to acquire properties may also come through the purchase of first mortgage or mezzanine debt. We are also able to appeal to sellers wishing to contribute on a tax-deferred basis their ownership of property for equity in a diversified real estate operating company that offers liquidity through access to the public equity markets in addition to a quarterly distribution. Our ability to offer common and preferred units of limited partnership in BPLP to sellers who would otherwise recognize a taxable gain upon a sale of assets for cash or BXP's common stock may facilitate these types of acquisitions on a tax-efficient basis. Existing promulgated Treasury regulations may limit the tax benefits previously available to sellers in some variations of these transactions.

- *Acquisition of underperforming assets and portfolios of assets*. We believe that because of our in-depth market knowledge and development experience in each of our markets, our national reputation with brokers, financial institutions, owners of real estate and others involved in the real estate market and our access to competitively-priced capital, we are well-positioned to identify and acquire existing, underperforming properties for competitive prices and to add significant additional value to such properties through our effective marketing strategies, repositioning/redevelopment expertise and a responsive property management program.

*Internal Growth Strategies*

We believe that opportunities will exist to increase cash flow from our existing properties through an increase in occupancy and rental rates because they are of high quality and in desirable locations. Additionally, our markets have diversified economies that have historically experienced job growth and increased use of office space, resulting in growth in rental rates and occupancy over time. Our strategy for maximizing the benefits from these opportunities is three-fold: (1) to provide high-quality property management services using our employees in order to encourage clients to renew, expand and relocate in our properties, (2) to achieve speed and transaction cost efficiency in replacing departing clients through the use of in-house services for marketing, lease negotiation and construction of tenant and capital improvements and (3) to work with new or existing clients with space expansion or contraction needs, leveraging our expertise and clustering of assets to maximize the cash flow from our assets. We expect to continue our internal growth as a result of our ability to:

- *Carefully select submarkets and cultivate long-term relationships with creditworthy clients.* In choosing locations for our properties, we have paid particular attention to transportation and commuting patterns, physical environment, adjacency to established business centers and amenities, proximity to sources of business growth and other local factors that we believe our clients demand.

  At December 31, 2025, the weighted-average lease term of our in-place leases based on square feet, including leases signed by our unconsolidated joint ventures, was approximately 7.9 years and we continue to cultivate long-term leasing relationships with a diverse base of high-quality, financially stable clients. In 2025, we executed approximately 5.6 million square feet of leases with a weighted-average lease term of 10.1 years. Based on leases in place at December 31, 2025, leases with respect to approximately 2.6%, or approximately 1.2 million square feet, of the total square feet in our portfolio, including unconsolidated joint ventures but excluding Gateway Commons and North First Business Park, will expire in calendar year 2026.

- *Directly manage our office properties to maximize the potential for client retention.* We provide property management services ourselves, rather than contracting for this service, to maintain awareness of and responsiveness to client needs. We and our properties also benefit from cost efficiencies produced by an experienced work force attentive to preventive maintenance and energy management and from our continuing programs to assure that our property management personnel at all levels remain aware of their important role in client relations. In addition, we reinvest in our properties by adding new services and amenities that are desirable to our clients.

- *Replace clients quickly at best available market terms and lowest possible transaction costs*. We believe that we are well-positioned to attract new clients and achieve relatively high rental and occupancy rates as a result of our well-located, well-designed and well-maintained properties, our reputation for high-quality building services and responsiveness to clients, and our ability to offer expansion and relocation alternatives within our submarkets.

- *Extend terms of existing leases to existing clients prior to expiration*. We have also successfully structured early client renewals, which have reduced the cost associated with lease downtime while securing the tenancy of our highest quality credit-worthy clients on a long-term basis and enhancing relationships.

- *Re-development of existing assets.* We believe the select re-development of assets within our portfolio, where through the ability to increase the building size and/or to increase cash flow and generate appropriate returns on incremental investment after consideration of the asset's current and future cash flows, may be desirable. This generally occurs in situations in which we are able to increase the building's size, improve building systems, including conversion to higher yielding uses, and sustainability features, and/or add client amenities, thereby increasing client demand, generating acceptable returns on incremental investment and enhancing the long-term value of the property and the company.  In the past, we have been particularly successful at gaining local government approval for increased density at several of our assets, providing the opportunity to enhance value at a particular location.  Our strong regional relationships and recognized re-development expertise have enabled us to capitalize on unique build-to-suit opportunities.  We intend to seek and expect to continue to be presented with such opportunities in the near term allowing us to earn attractive returns on these development opportunities through multiple business cycles.

**Sustainability**

*Our Strategy*

We are committed to maximizing long-term value for our shareholders through, among other strategies, actively working to promote our growth and operations sustainably and responsibly across our six dynamic gateway markets.  BXP's sustainability strategy is to conduct our business, the development, ownership and operation of new and existing buildings, in a manner that contributes to positive outcomes for our clients, shareholders, employees and the communities in which we operate (collectively, our "stakeholders"). We are focused on developing and maintaining healthy, high-performance buildings, while simultaneously mitigating operational costs and the potential external impacts of energy, water, waste, and climate change. We undertake electric, steam, and natural gas efficiency projects and procurement initiatives to reduce energy-related operating expense growth and primary fossil fuel consumption. These initiatives have also contributed to lower greenhouse gas ("GHG") emissions and compliance with building performance standards in the New York and Boston markets.  Through our efforts, we demonstrate that operating and developing commercial real estate can be conducted with a conscious regard for the environment while mutually benefiting our stakeholders.

*Sustainability Leadership*

BXP is a widely recognized industry leader in sustainability, and our 2025 highlights include:

- BXP achieved carbon-neutral operations for GHG emissions Scopes 1 and 2

- BXP ranked among the top real estate companies in the GRESB assessment, earning a tenth consecutive 5-star rating. 2025 was the 14th consecutive year that BXP earned the GRESB "Green Star" designation

- BXP maintained an MSCI rating of "AA" and a CDP score of "B"

- BXP was named to *Newsweek's* America's Most Responsible Companies 2026 for the sixth consecutive year, ranking in the top half of 600 companies, and was also named to *Newsweek's* America's Greenest Companies 2026 with a 5-star rating

- BXP was named a Fitwel Best in Building Health Award winner by the Center for Active Design for the ninth time

- BXP earned the City of Boston's Building Emissions Reduction and Disclosure Ordinance's (BERDO) Energy Efficiency Spotlight, highlighting our retro-commissioning efforts in Boston

- BXP was named a Sustainalytics Low Carbon Leader

- BXP continued its tenure as an inaugural Platinum Level Green Lease Leader by the Institute for Market Transformation and the U.S. Department of Energy

Our leadership position is due, in part, to our establishment of environmental goals, the periodic reporting of progress toward our goals and the achievement of these goals, which we report in an annual Sustainability & Impact Report that is made available on our website at http://www.bxp.com under the heading "Commitment".  We have publicly adopted energy, water, building certification, waste and GHG emissions goals, including a commitment to achieving carbon-neutral operations (for direct and indirect Scope 1 and Scope 2 GHG emissions) by the end of 2025 from our occupied and actively managed buildings where we have operational control.  We have also provided climate-related disclosures aligned with the recommendations of the Task Force on Climate-Related Financial Disclosures ("TCFD").  Detailed information on these goals and targets and our TCFD disclosures are included in our Sustainability & Impact Reports. We expect to publish our next report in April 2026.

The Sustainability & Impact Reports and the related information contained on our website (or that can be accessed through our website) are not incorporated by reference into this Annual Report on Form 10-K.

*Sustainability Accounting Standards Board ("SASB") Disclosures*

The Real Estate Sustainability Accounting Standard issued by SASB in 2018 proposed sustainability accounting metrics designed for disclosure in mandatory filings, such as the Annual Report on Form 10-K, and serves as the framework against which we have aligned our disclosures for sustainability information. The recommended energy and water management activity metrics for the real estate industry include energy consumption data coverage as a percentage of floor area ("Energy Intensity"); percentage of the eligible portfolio that is certified ENERGY STAR® ("ENERGY STAR certified"); total energy consumed by portfolio area ("Total Energy Consumption"); water withdrawal as a percentage of total floor area ("Water Intensity"); and total water withdrawn by portfolio area ("Total Water Consumption"). Our energy and water data is collected from utility bills and submeters and is assured by an independent, third-party assurance expert, which includes all 2024 SASB energy and water metrics. During the 2025 calendar year, 64 buildings representing 50% of BXP's total in-service portfolio were ENERGY STAR certified. A licensed professional has verified all ENERGY STAR applications.

The charts below detail our Energy Intensity, Total Energy Consumption, Water Intensity and Total Water Consumption for 2015 through 2024 for which data were available on occupied and actively managed office buildings where we had operational control.[1,2,3,4,5,6]

 

_____

(1) Full 2025 calendar year energy and water data will not be available and assured by a third party until April 2026. Therefore, 2024 is the most recent year for which complete and third-party assured energy and water data is available.
(2) The charts reflect the performance of our occupied and actively managed office portfolio. We define "occupied buildings" as those with no more than 50% vacancy. Actively managed office buildings are multi-tenant buildings over which we have operational control of building system performance and investment decisions. At the end of the 2024 calendar year, our occupied and actively managed office portfolio included 75 buildings totaling 39.6 million gross square feet, and it accounted for approximately 73% of BXP's total in-service portfolio by area.
(3) Floor area is considered to have complete energy consumption data coverage when we obtain energy consumption data (i.e., energy types and amounts consumed) for all types of energy consumed in the relevant floor area during the calendar year, regardless of when such data was obtained.
(4) The scope of energy includes energy purchased from sources external to us and our clients or produced by us or our clients and energy from all sources, including fuel, gas, electricity and steam. Energy use intensity (kBtu/SF) has been weather-normalized.
(5) Water sources include surface water (including water from wetlands, rivers, lakes and oceans), groundwater, rainwater collected directly and stored by BXP, municipal water supplies or supply from other water utilities.
(6) 2020 and 2021 data reflect the combined impacts of efficiency measures and reduced physical occupancy due to the COVID-19 pandemic.

## Human Capital Management

As of December 31, 2025, we had 714 non-union employees and 112 union employees. Because the unions control the primary aspects of the hiring process, except as otherwise noted, all data provided in this Human Capital Management section refers to BXP's non-union employee workforce only.

Our operational and financial performance depends on the talents, energy, experience and well-being of our employees.  Our ability to attract and retain talented people depends on a number of factors, including work environment, career development and professional training, compensation and benefits, and the health, safety and wellness of our employees.

Our workforce provides a strategic business advantage as it is one of our most valuable assets.  We are committed to the quality, growth and development of our people as part of our strategy to drive long-term value for our shareholders. We aim to ensure that all employees have the opportunity to make their maximum contribution to us and to their own career goals. It has been, and will continue to be, our policy to recruit, hire, assign, promote and train in all job titles without regard to race, national origin, religion, age, color, sex, sexual orientation, gender identity, disability, protected veteran status, or any other characteristic protected by local, state, or federal laws, rules, or regulations. Our hiring practices do not, and have not, included quotas or numerical targets based on any of these characteristics.

*Culture & Employee Engagement*

We believe that the success of our business is tied to the quality of our workforce, and we strive to maintain a corporate environment without losing the entrepreneurial spirit with which we were founded more than 55 years ago.  By providing a quality workplace and comprehensive benefit programs, we recognize the commitment of our employees to bring their talent, energy and experience to us.  Our continued success will depend on our employees' expertise and dedication.  Our workforce, as referred to in this section, excludes intern employees and union employees for which the unions control primary aspects of the hiring process.

We periodically conduct employee engagement surveys to monitor our employees' satisfaction in different aspects of their employment, including company performance, leadership, communication, career development and benefits offerings.  Past employee responsiveness to the engagement surveys has been consistently high and the results help inform us on matters that our employees view as key contributors to a positive work experience.  Based on the most recent employee engagement survey conducted in 2025, with a 93% response rate, the overall company-wide result was a "favorable" rating. The results affirmed that BXP is healthy across core areas such as company performance, leadership and management.  We intend to continue to periodically evaluate employee engagement as needed on a meaningful basis.

Another indicator of the success of our efforts in the workplace is the long tenure of our employees.  Approximately 34% of our employees have worked at BXP for ten or more years.  The average tenure of our employees is approximately 9.8 years and that of our officers is 18.3 years.  In 2025, our voluntary workforce turnover rate was 7.6%.

*Career Development & Training*

We invest significant resources in our employees' personal and professional growth and development and provide a wide range of tools and development opportunities that build and strengthen employees' leadership and professional skills.  These development opportunities include in-person and virtual training sessions, in-house learning opportunities, various management trainings, departmental conferences, executive town halls and external programs.  We foster an environment of growth and internal promotion and strive for a process that is grounded in efficiency, transparency and collaboration for our internal candidates. Open positions are posted, and employees are highly encouraged to apply for promotion within the organization.  In 2025, more than 7% of our employees were promoted to elevated roles within our organization.

*Compensation & Benefits*

We designed our compensation program with the goal of providing a balanced and effective way of ensuring internal equity and market competitiveness in our pay practices.  We have coupled external market-driven data with a comprehensive performance review assessment tool to strike the balance that best represents our compensation strategy and links pay to performance.  On an annual basis, our Human Resources department evaluates market compensation ranges for each position to ensure we are appropriately compensating our employees.  We believe this total rewards program directly aligns with our compensation and benefits strategy.

Our employee benefit programs are thoughtfully designed to meet the needs of our workforce by offering comprehensive and competitive programs to support our employees and their families.  These programs provide flexibility and choice in coverage, valuable resources to protect and enhance financial security, and benefits that help balance work and personal life.  Some of the benefits that we offer our employees include:

- health (including telehealth), dental and vision insurance,

- employer-subsidized health savings account,

- a 401(k) plan with a generous company matching contribution,

- an employee stock purchase plan that allows employees to purchase our common stock at a discount,

- health care and dependent care flexible spending accounts,

- income protection through our sick pay, salary continuation, long-term disability policies and life insurance and AD&D insurance,

- business travel accident insurance,

- a scholarship program for the children of non-officer employees,

- tuition reimbursement,

- a commuter subsidy to encourage and support the use of public transportation,

- paid vacation, holiday, personal days, a volunteer day program, and paid parental leave to balance work and personal life,

- wellness and mental health well-being programs,

- employee assistance program,

- matching charitable gift program,

- back-up care for children and elders, and

- pet insurance.

*Health, Safety & Wellness*

As one of the largest publicly traded premier workplace REITs (based on total market capitalization as of December 31, 2025) in the United States, we appreciate the influence of buildings on human health and its importance to our clients and employees. The health, safety and security of our employees, clients, contractors and other visitors to our properties are our highest priority. We have implemented numerous operational measures to promote better health and safety in our buildings, including measures related to indoor air quality in our buildings.

We believe the success of our employees is dependent upon their overall well-being, including their physical health, mental health, work-life balance and financial well-being. In addition to the benefits outlined above, we also offer our employees an Employee Wellness Program, an Employee Assistance Program and a Mental Health Well-Being Program. The Employee Wellness Program was established in 2016 to encourage employees to improve their health and well-being by offering a variety of activities and engaging content to meet individual wellness goals. Qualifying program participants receive a discount on a portion of their health insurance cost. The Employee Assistance Program includes services for childcare, eldercare, personal or work-related relationships, financial planning assistance, stress management, mental health, general wellness and self-help. BXP also offers a premium mental health wellbeing program that provides online resources and support for employees facing a wide variety of issues.

**Policies with Respect to Certain Activities**

The discussion below sets forth certain additional information regarding our investment, financing and other policies. These policies have been determined by BXP's Board of Directors and, in general, may be amended or revised from time to time by the Board of Directors.

***Investment Policies***

*Investments in Real Estate or Interests in Real Estate*

Our investment objectives are to provide quarterly cash dividends/distributions to our securityholders and to achieve long-term capital appreciation through increases in our value. We have not established a specific policy regarding the relative priority of these investment objectives.

We expect to continue to pursue our investment objectives primarily through the ownership of our current properties, development and redevelopment projects and other acquired properties. We currently intend to continue to invest primarily in developments of properties and acquisitions of existing improved properties or properties in need of redevelopment, and acquisitions of land that we believe have development potential, primarily in our existing markets of Boston, Los Angeles, New York, San Francisco, Seattle and Washington, DC.  We have explored and may continue to explore for future investment in select domestic and international markets that exhibit these same traits.  Future investment or development activities will not be limited to a specified percentage of our assets.  We intend to engage in such future investment or development activities in a manner that is consistent with the maintenance of BXP's status as a REIT for federal income tax purposes.  In addition, we may purchase or lease income-producing commercial and other types of properties for long-term investment, expand and improve the real estate presently owned or other properties purchased, or sell such real estate properties, in whole or in part, when circumstances warrant.  We do not have a policy that restricts the amount or percentage of assets that will be invested in any specific property, however, our investments may be restricted by our debt covenants.

We may also continue to participate with third parties in property ownership, through joint ventures or other types of co-ownership.  These investments may permit us to own interests in larger assets without unduly restricting diversification and, therefore, add flexibility in structuring our portfolio.

Equity investments may be subject to existing mortgage financing and other indebtedness or such financing or indebtedness as may be incurred in connection with acquiring or refinancing these investments.  Debt service on such financing or indebtedness will have a priority over any distributions with respect to BXP's common stock.  Investments are also subject to our policy not to be treated as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act").

### Investments in Real Estate Mortgages and Mezzanine Debt

While our current portfolio consists primarily of, and our business objectives emphasize, equity investments in commercial real estate, we may, at the discretion of the Board of Directors of BXP, invest in mortgages and other types of real estate interests consistent with BXP's qualification as a REIT.  Investments in real estate mortgages run the risk that one or more borrowers may default under the mortgages and that the collateral securing such mortgages may not be sufficient to enable us to recoup our full investment.  We may invest in participating, convertible or traditional mortgages if we conclude that we may benefit from the cash flow, or any appreciation in value of the property or as an entrance to the fee ownership.  As of December 31, 2025, we had one note receivable and two related-party note receivables outstanding, which totaled approximately $37.7 million, after adjustments for financing costs and the current expected credit loss allowance.

### Securities of or Interests in Entities Primarily Engaged in Real Estate Activities

Subject to the percentage of ownership limitations and gross income and asset tests necessary for BXP's REIT qualification and our debt covenants, we also may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities.

## Dispositions

Our long-term business strategy includes selective asset sales from time to time.  In general, we decide to dispose or partially dispose of properties based upon a periodic review of our portfolio and the determination by the Board of Directors of BXP that doing so is in our best interests.  However, a key component of our current strategic action plan introduced at our September 2025 Investor Day is the execution of a multi-year asset sales program to generate approximately $1.9 billion in net proceeds to fund our development pipeline and reduce leverage.  See "*Liquidity and Capital Resources" within "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations"* for more details on our asset sales program.

Any decision to dispose of a property or a partial interest in a property will be authorized by the Board of Directors of BXP or a committee thereof.  Some holders of limited partnership interests in BPLP could incur adverse tax consequences upon the sale of certain of our properties that differ from the tax consequences to BXP.  Consequently, holders of limited partnership interests in BPLP may have different objectives regarding the appropriate pricing and timing of any such sale.  Such different tax treatment derives in most cases from the fact that we acquired these properties in exchange for partnership interests in contribution transactions structured to allow the prior owners to defer taxable gain.  Generally, this deferral continues so long as we do not dispose of the properties in a taxable transaction.  Unless a sale by us of these properties is structured as a like-kind exchange under Section 1031 of the Internal Revenue Code of 1986, as amended (the "Code"), or in a manner that otherwise allows deferral to continue, recognition of the deferred tax gain allocable to these prior owners is generally triggered by a sale.  As of December 31, 2025, we had one property that was subject to a tax protection agreement, which may limit our ability to dispose of the asset or require us to pay damages to the prior owner in the event of a taxable sale in violation of the agreement. The tax protection agreement expires on December 14, 2033, or earlier upon the occurrence of certain events.

### *Financing Policies*

The agreement of limited partnership of BPLP and BXP's certificate of incorporation and bylaws do not limit the amount or percentage of indebtedness that we may incur. Further, we do not have a policy limiting the amount of indebtedness that we may incur, nor have we established any limit on the number or amount of mortgages that may be placed on any single property or on our portfolio as a whole. However, our mortgages, credit facilities, joint venture agreements and unsecured debt securities contain customary restrictions, requirements and other limitations on our ability to incur indebtedness. In addition, we evaluate the impact of incremental leverage on our debt metrics and the credit ratings of BPLP's publicly traded debt. A reduction in BPLP's credit ratings could result in us borrowing money at higher interest rates.

The Board of Directors of BXP will consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of indebtedness, including the purchase price of properties to be acquired with debt financing, the estimated market value of our properties upon refinancing, the cost and effectiveness of entering into interest rate swaps, caps, floors and other interest rate hedging contracts and the ability of particular properties, and us as a whole, to generate cash flow to cover expected debt service.

### *Policies with Respect to Other Activities*

As the sole general partner of BPLP, BXP has the authority to issue additional common and preferred units of limited partnership interest of BPLP. BXP has issued, and may in the future issue, common or preferred units of limited partnership interest to persons who contribute their direct or indirect interests in properties to us in exchange for such common or preferred units. We have not engaged in trading, underwriting or agency distribution or sale of securities of issuers other than BXP and BPLP does not intend to do so. At all times, we intend to make investments in such a manner as to enable BXP to maintain its qualification as a REIT, unless, due to changes in circumstances or to the Code, the Board of Directors of BXP determines that it is no longer in the best interest of BXP to qualify as a REIT. We may make loans to third parties, including, without limitation, to joint ventures in which we participate or in connection with the disposition of a property. We intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act. Our policies with respect to these and other activities may be reviewed and modified or amended from time to time by the Board of Directors of BXP.

### Governmental Regulations

#### *General*

Compliance with various governmental regulations has an impact on our business, including our capital expenditures, earnings and competitive position, which can be material. We incur costs to monitor and take actions to comply with governmental regulations that are applicable to our business, which include, among others, (1) federal securities laws and regulations, (2) applicable stock exchange requirements, and (3) federal, state and local laws and regulations related to (a) our status as a REIT and other tax laws and regulations, and (b) real property, the improvements thereon and the operation thereof, such as laws and regulations relating to the environment, health and safety, zoning, usage, building, fire and life safety codes, (4) the requirements of the Office of Foreign Assets Control of the United States Department of the Treasury and (5) the Americans with Disabilities Act of 1990. In addition to the discussion below, see "*Item 1A. – Risk Factors*" for a discussion of these governmental regulations and other material risks to us, including, to the extent material, to our competitive position, and see "*Item 7— Management's Discussion and Analysis of Financial Condition and Results of Operations*" together with our consolidated financial statements, including the related notes included therein, for a discussion of material information relevant to an assessment of our financial condition and results of operations, including, to the extent material, the effects that compliance with governmental regulations may have upon our capital expenditures and earnings.

#### *Environmental Matters*

It is our policy to retain independent environmental consultants to conduct or update Phase I environmental assessments (which generally do not involve invasive techniques such as soil or ground water sampling) and asbestos surveys in connection with our acquisition of properties. These pre-purchase environmental assessments have not revealed environmental conditions that we believe will have a material adverse effect on our business, assets, financial condition, results of operations or liquidity, and we are not otherwise aware of environmental conditions with respect to our properties that we believe would have such a material adverse effect. However, from time to time environmental conditions at our properties have required and may in the future require environmental testing and/or regulatory filings, as well as remedial action.

For example, in February 1999, we (through a joint venture) acquired from Exxon Corporation a property in Massachusetts that was formerly used as a petroleum bulk storage and distribution facility and was known by the state regulatory authority to contain soil and groundwater contamination. We developed an office park on the property. We engaged a specially licensed environmental consultant to oversee the management of contaminated soil and groundwater that was disturbed in the course of construction. Under the property acquisition agreement, Exxon agreed to (1) bear the liability arising from releases or discharges of oil and hazardous substances which occurred at the site prior to our ownership, (2) continue monitoring and/or remediating such releases and discharges as necessary and appropriate to comply with applicable requirements, and (3) indemnify us for certain losses arising from preexisting site conditions. Any indemnity claim may be subject to various defenses and contractual limitations, including time limits and limits on the specific use of the property, and there can be no assurance that the amounts paid under the indemnity, if any, would be sufficient to cover the liabilities arising from any such releases and discharges.

Environmental investigations at some of our properties and certain properties owned by our affiliates have identified groundwater contamination migrating from off-site source properties. In each case we engaged a licensed environmental consultant to perform the necessary investigations and assessments, and to prepare any required submittals to the regulatory authorities. In each case the environmental consultant concluded that the properties qualify under the regulatory program or the regulatory practice for a status which eliminates certain deadlines for conducting response actions at a site. We also believe that these properties qualify for liability relief under certain statutory provisions or regulatory practices regarding upgradient releases. Although we believe that the current or former owners of the upgradient source properties may bear responsibility for some or all of the costs of addressing the identified groundwater contamination, we will take such further response actions (if any) that we deem necessary or advisable. Other than periodic testing at some of these properties, no such additional response actions are anticipated at this time.

Some of our properties and certain properties owned by our affiliates are located in urban, industrial and other previously developed areas where fill or current or historical use of the areas have caused site contamination. Accordingly, it is sometimes necessary to institute special soil and/or groundwater handling procedures and/or include particular building design features in connection with development, construction and other property operations in order to achieve regulatory closure and/or ensure that contaminated materials are addressed in an appropriate manner. In these situations, it is our practice to investigate the nature and extent of detected contamination, including potential issues associated with vapor intrusion concerns and/or potential contaminant migration to or from the subject property in ground water, assess potential liability risks and estimate the costs of required response actions and special handling procedures. We then use this information as part of our decision-making process with respect to the acquisition, deal structure and/or development of the property. For example, we own a parcel in Massachusetts which was formerly used as a quarry/asphalt batching facility. Pre-purchase testing indicated that the site contained relatively low levels of certain contaminants. We have developed an office park on this property. Prior to and during redevelopment activities, we engaged a specially licensed environmental consultant to monitor environmental conditions at the site and prepare necessary regulatory submittals based on the results of an environmental risk characterization. A submittal has been made to the regulatory authorities in order to achieve regulatory closure at this site. The submittal included an environmental deed restriction that mandates compliance with certain protective measures in a portion of the site where low levels of residual soil contamination have been left in place in accordance with applicable laws.

We expect that resolution of the environmental matters described above will not have a material impact on our business, assets, financial condition, results of operations or liquidity. However, we cannot assure you that we have identified all environmental liabilities at our properties, that all necessary remediation actions have been or will be undertaken at our properties, that we will be indemnified, in full or at all, or that we will have insurance coverage in the event that such environmental liabilities arise.

## Corporate Governance

BXP is currently governed by an eleven-member Board of Directors.  The current members of the Board of Directors of BXP are Bruce W. Duncan, Diane J. Hoskins, Mary E. Kipp, Joel I. Klein, Douglas T. Linde, Matthew J. Lustig, Timothy J. Naughton, Julie G. Richardson, Owen D. Thomas, William H. Walton III, and Derek A. (Tony) West.  All directors of BXP's Board of Directors stand for election for one-year terms expiring at the next succeeding annual meeting of stockholders.

Owen D. Thomas currently serves as the Chairman of BXP's Board of Directors and Joel I. Klein serves as its Lead Independent Director.  The Board of Directors of BXP also has Audit, Compensation, Nominating and Corporate Governance and Sustainability Committees.  The membership of each of these committees is set forth below.

| | Audit | Compensation | Nominating and Corporate Governance | Sustainability |
|---|---|---|---|---|
| Bruce W. Duncan | X  (1) | X | X | |
| Diane J. Hoskins | | | X | X  (1) |
| Mary E. Kipp | X | | | X |
| Joel I. Klein (2) | | | | |
| Douglas T. Linde | | | | X |
| Matthew J. Lustig | | | X  (1) | X |
| Timothy J. Naughton | | X  (1) | | X |
| Julie G. Richardson | X | | | |
| Owen D. Thomas (3) | | | | X |
| William H. Walton III | | X | | |
| Derek A. (Tony) West | | X | | |

X=Committee member, (1)=Committee Chair, (2)=Lead Independent Director, (3)=Chairman of BXP's Board of Directors

BXP has the following corporate governance documents and procedures in place:

- The Board of Directors has adopted charters for each of its Audit, Compensation and Nominating and Corporate Governance Committees.  A copy of each of these charters is available on our website at http://www.bxp.com under the heading "Investors" and subheading "Governance."

- The Board of Directors has adopted Corporate Governance Guidelines, a copy of which is available on our website at http://www.bxp.com under the heading "Investors" and subheading "Governance" with the name "Governance Guidelines."

- The Board of Directors has adopted a Code of Business Conduct and Ethics, which governs business decisions made and actions taken by BXP's directors, officers and employees.  A copy of this code is available on our website at http://www.bxp.com under the heading "Investors" and subheading "Governance" with the name "Code of Business Conduct and Ethics."  BXP intends to disclose on this website any amendment to, or waiver of, any provisions of this Code applicable to the directors and executive officers of BXP that would otherwise be required to be disclosed under the rules of the SEC or the New York Stock Exchange.

- The Board of Directors has established an ethics reporting system that employees may use to anonymously report possible violations of the Code of Business Conduct and Ethics, including concerns regarding questionable accounting, internal accounting controls or auditing matters, by telephone or over the internet.

- The Board of Directors has adopted a Policy on Political Spending, a copy of which is available on our website at http://www.bxp.com under the heading "Investors" and the subheading "Governance" with the name "Policy on Political Spending."  We disclose all political spending on our website and update such disclosures biannually.

## Competition

We compete in the leasing of premier workplace, retail and residential space with a considerable number of other real estate companies, some of which may have greater marketing and financial resources than are available to us.  In addition, our hotel property competes for guests with other hotels, some of which may have greater marketing and financial resources than are available to us and to the manager of our one hotel, Marriott International, Inc.

Principal factors of competition in our primary business of owning, acquiring and developing premier workplaces are the quality of properties, leasing terms (including rent and other charges and allowances for tenant improvements), attractiveness and convenience of location, the quality and breadth of client services and amenities provided, and reputation as an owner and operator of premier workplaces in the relevant market.  Additionally, our ability to compete depends upon, among other factors, trends in the national and local economies, investment alternatives, financial condition and operating results of current and prospective clients, availability and cost of capital, construction and renovation costs, taxes, utilities, governmental regulations, legislation and population trends.

In addition, at December 31, 2025, we had seven residential properties (including three under construction) and may in the future decide to acquire or develop additional residential properties.  As an owner, we will also face competition for prospective residents from other operators/owners whose properties may be perceived to offer a better location or better amenities or whose rent may be perceived as a better value given the quality, location and amenities that the resident seeks.  We will also compete against condominiums and single-family homes that are for sale or rent.  Because the scale of our residential portfolio is relatively small, we expect to continue to retain third parties to manage our residential properties.

## Our Hotel Property

We operate our hotel property through a taxable REIT subsidiary.  The taxable REIT subsidiary, a wholly-owned subsidiary of BPLP, is the lessee pursuant to a lease for the hotel property.  As lessor, BPLP is entitled to a percentage of gross receipts from the hotel property.  The hotel lease is intended to provide the economic benefits of ownership of the underlying real estate to flow to us as rental income, while our taxable REIT subsidiary earns the profit or loss from operating the property as a hotel.  Marriott International, Inc. continues to manage the hotel property under the Marriott name and under terms of the existing management agreements.  Marriott has been engaged under a separate long-term incentive management agreement to operate and manage the hotel on behalf of the taxable REIT subsidiary.

## Supplemental United States Federal Income Tax Considerations

The following discussion supplements and updates the disclosures under the heading "United States Federal Income Tax Considerations" in the prospectus dated May 17, 2023, contained in our Registration Statements on Form S-3 (File Nos. 333-272012, 333-272012-01) filed with the Securities and Exchange Commission on May 17, 2023 (the "Existing Tax Disclosure"). Capitalized terms herein that are not otherwise defined shall have the same meaning as when used in the Existing Tax Disclosure.

On July 4, 2025, the One Big Beautiful Bill Act (the "OBBB"), was enacted. The OBBB makes major changes to the Code, including some provisions of the Code that affect the taxation of REITs and their investors. In particular,

- For taxable years beginning on or after January 1, 2026, the OBBB relaxed the REIT asset test requirement with respect to taxable REIT subsidiaries, providing that not more than 25% (relaxed from 20%) of the gross value of a REIT's assets may be represented by securities of one or more taxable REIT subsidiaries.

- The OBBB permanently extended the pass-through qualified business income deduction, generally allowing individuals to deduct 20% of the aggregate amount of ordinary REIT dividends distributed by a REIT. This deduction was due to expire for tax years beginning after December 31, 2025.

- The OBBB provides that the highest individual marginal tax rate will not revert from 37% to 39.6% for taxable years beginning after December 31, 2025. The 37% rate is made permanent.

To the extent the information set forth in the Existing Tax Disclosure is inconsistent with this supplemental information, this supplemental information supersedes the information in the Existing Tax Disclosure. This supplemental information is provided on the same basis and subject to the same qualifications as are set forth in the first four paragraphs of the Existing Tax Disclosure as if those paragraphs were set forth in this Annual Report on Form 10-K.

## Item 1A.  *Risk Factors.*

*Set forth below are the risks that we believe are material to our investors and they should be carefully considered.  Throughout this section, we refer to the equity and debt securities of both BXP and BPLP as our "securities," and the investors who own securities of BXP, BPLP or both, as our "securityholders."  These risks are not all of the risks we face and other factors not presently known to us or that we currently believe are immaterial may also affect our business if they occur.  This section contains forward-looking statements.  You should refer to the explanation of the qualifications and limitations on forward-looking statements beginning on page 52.*

## Risks Related to Our Business and Operations

### *Our performance depends upon the economic conditions, particularly the supply and demand characteristics, of our markets—Boston, Los Angeles, New York, San Francisco, Seattle and Washington, DC.*

Substantially all of our revenue is derived from properties located in six markets: Boston, Los Angeles, New York, San Francisco, Seattle and Washington, DC.  A downturn in the economies of these markets, or the impact that a downturn in the overall national economy may have upon these economies, could result in reduced demand for office space and/or a reduction in rents.  Because our portfolio consists primarily of premier workplace buildings (as compared to a more diversified real estate portfolio), a decrease in demand for workplaces in turn could adversely affect our results of operations.  Additionally, there are submarkets within our markets that are dependent upon a limited number of industries.  For example, in our Washington, DC market, we focus on leasing our properties to governmental contractors and legal firms.  In our West Coast markets, our leasing is focused on clients in the technology and media industries, as well as legal firms.  In addition, in our New York market, we have historically leased properties to financial, legal and other professional firms.  A reduction in spending by the Federal Government, sustained changes in space utilization due to remote work models and/or changes from workforce reductions due to artificial intelligence, and/or a significant downturn in one or more of the foregoing sectors have resulted in, and could continue to result in, reduced demand for office space and adversely affect our results of operations.

In addition, a significant economic downturn over a period of time could result in an event or change in circumstances that results in an impairment of a long-lived asset or an "other than temporary" impairment in the value of our investments in unconsolidated joint ventures.  For the year ended December 31, 2025, BXP and BPLP recognized impairments of long-lived assets of approximately $85.8 million and $82.9 million, respectively, and one of our investments in an unconsolidated joint venture recognized an "other than temporary" impairment of approximately $145.1 million.  For additional information on these impairments, see Notes 3 and 6 to the Consolidated Financial Statements.  Any future impairments could have a material adverse effect on our results of operations in the period in which the charge is taken.

### *Market and economic volatility due to adverse economic and political conditions, health crises or dislocations in the credit markets could have a material adverse effect on our results of operations, financial condition and ability to pay dividends and/or distributions.*

Our business may be adversely affected by market and economic volatility experienced by the U.S. and global economies, the real estate industry as a whole and/or the local economic conditions in the markets in which our properties are located.  Such adverse economic and political conditions may include, among other issues,  inflation, elevated interest rates, policy changes, prolonged labor market challenges impacting the recruitment and retention of talent, volatility in the public equity and debt markets, and international economic and other conditions, including pandemics, geopolitical instability and other conditions beyond our control.  These current conditions, or similar conditions existing in the future, may adversely affect our results of operations, financial condition and ability to pay dividends and distributions as a result of the following, among other potential consequences:

- federal policy changes, such as the implementation of tariffs that have resulted in, and may continue to result in, global supply chain disruptions and/or sustained inflation, could negatively impact interest rates, potential changes to U.S. federal tax laws and budgetary changes related to government leases;

- the financial condition of our clients may be adversely affected, which may result in client defaults under leases due to bankruptcy, lack of liquidity, lack of funding, operational failures or for other reasons;

- significant job losses and/or a sustained shift away from collective in-person work environments or relocations away from the markets in which we operate may occur, which could decrease overall demand for workplaces in the regions in which we operate and cause market rental rates and property values to be negatively impacted;

- our inability to borrow on terms and conditions that we find acceptable, or at all, which could reduce our ability to pursue acquisition and development opportunities and refinance existing debt, reduce our returns from our acquisition and development activities and increase our future interest expense;

- reduced values of our properties may limit our ability to dispose of assets at attractive prices or to obtain debt financing secured by our properties and may reduce the availability of unsecured loans;

- the value and liquidity of our short-term investments and cash deposits could be reduced as a result of a deterioration of the financial condition of the institutions that hold our cash deposits or the institutions or assets in which we have made short-term investments, a dislocation of the markets for our short-term investments, increased volatility in market rates for such investments or other factors;

- one or more lenders under our line of credit could refuse to fund their financing commitment to us or could fail, and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all; and

- one or more counterparties to our derivative financial instruments could default on their obligations to us, or could fail, increasing the risk that we may not realize the benefits of these instruments. For example, in connection with our offering of 2.00% Exchangeable Senior Notes due 2030 in September 2025, we entered into capped call transactions with certain option counterparties. The option counterparties are financial institutions, and we are subject to the risk that any or all of them might default under the capped call transactions. Our exposure to the credit risk of the option counterparties is not secured by any collateral. Further, global economic conditions have resulted in the actual or perceived failure or financial difficulties of certain financial institutions and could adversely impact the option counterparties' performance under the capped call transactions. We can provide no assurances as to the financial stability or viability of the option counterparties.

### *Our success depends on key personnel whose continued service is not guaranteed.*

We depend on the efforts of key personnel, particularly Owen D. Thomas, Chief Executive Officer, Douglas T. Linde, President and Michael E. LaBelle, Executive Vice President, Chief Financial Officer & Treasurer.  Among the reasons that Messrs. Thomas, Linde and LaBelle are important to our success is that each has a national reputation, which attracts business and investment opportunities and assists us in negotiations with lenders, joint venture partners and other investors.  If we lost their services, our relationships with lenders, potential clients and industry personnel could diminish.

Our Regional Managers also have strong reputations.  Their reputations aid us in identifying opportunities, having opportunities brought to us, and negotiating with clients and build-to-suit prospects.  While we believe that we could find replacements for these key personnel, the loss of their services could materially and adversely affect our operations because of diminished relationships with lenders, prospective clients and industry personnel.

### Risks Related to Real Estate

### *Our performance and value are subject to risks associated with our real estate assets and with the real estate industry.*

Our economic performance and the value of our real estate assets, and consequently the value of our securities, are subject to the risk that if our properties do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to our securityholders will be adversely affected.  The following factors, among others, may adversely affect the income generated by our properties:

- downturns in the national, regional and local economic conditions (particularly increases in unemployment);

- sustained changes in client preferences and space utilization from full-time, collective in-person work environments to hybrid or remote work models and/or changes from workforce reductions due to artificial intelligence, which could decrease overall demand for workplaces and negatively impact market rental rates and property values;

- competition from other office, life sciences, hotel, retail and residential buildings;

- local real estate market conditions, such as oversupply or reduction in demand for office, life sciences, hotel, retail or residential space;

- changes in interest rates and availability of financing;

- vacancies, changes in market rental rates and the need to periodically repair, renovate and re-let space;

- delays in completion of development and redevelopment projects due to supply chain disruptions and labor shortages;

- increased costs to maintain, renovate and develop our properties related to inflation;

- increased operating costs, including insurance expense, utilities, real estate taxes, state and local taxes and heightened security costs;

- civil disturbances, earthquakes and other natural disasters or terrorist acts or acts of war which may result in uninsured or underinsured losses or decrease the desirability of our properties to our clients in impacted locations;

- significant expenditures associated with each investment, such as debt service payments, real estate taxes (including reassessments and changes in tax laws), insurance and maintenance costs which are generally not reduced when circumstances cause a reduction in revenues from a property;

- declines in the financial condition of our clients and our ability to collect rents from our clients; and

- decreases in the underlying value of our real estate.

### *We face potential adverse effects from major clients' bankruptcies or insolvencies.*

The bankruptcy or insolvency of a major client may adversely affect the income produced by our properties. Our clients could file for bankruptcy protection or become insolvent in the future.  We cannot evict a client solely because of its bankruptcy.  On the other hand, a bankrupt client may reject and terminate its lease with us.  In such case, our claim against the bankrupt client for unpaid and future rent would be subject to a statutory cap that might be substantially less than the remaining rent actually owed under the lease, and, even so, our claim for unpaid rent would likely not be paid in full.  This shortfall could adversely affect our cash flow and results of operations.

### *Our properties face significant competition.*

We face significant competition from developers, owners and managers of office, life sciences and residential properties and other commercial real estate, including sublease space available from our clients.  Substantially all of our properties face competition from similar properties in the same market.  This competition may affect our ability to attract and retain clients and may reduce the rents we are able to charge.  These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to lease available space at lower rates than the space in our properties.

### *We face potential difficulties or delays renewing leases or re-leasing space.*

We derive most of our income from rent received from our clients. If a client experiences a downturn in its business or other types of financial distress, it may be unable to make timely rental payments.  Also, when our clients decide not to renew their leases, renew for less space or terminate early, we may not be able to re-let the space or there could be a substantial delay in re-letting the space.  Even if clients decide to renew or lease new space, the terms of renewals or new leases, including the cost of required renovations or concessions to clients, may be less favorable to us than current lease terms. As a result, our cash flow could decrease and our ability to make distributions to our securityholders could be adversely affected.

***Our actual costs to develop properties may exceed our budgeted costs.***

We intend to continue to develop and substantially renovate office, life sciences, retail and residential properties. Our current and future development and construction activities may be exposed to the following risks:

- we may be unable to proceed with the development of properties because we cannot obtain financing on favorable terms or at all;

- we may incur construction costs for a development project that exceed our original estimates due to increased materials, labor, leasing or other costs, increases in interest rates, or supply chain disruptions, any of which could make completion of the project less profitable because market rents may not increase sufficiently to compensate for the increase in construction costs;

- we may be unable to obtain, or face delays in obtaining, required zoning, land-use, building, occupancy, and other governmental permits and authorizations, which could result in increased costs and could require us to abandon our activities entirely with respect to a project;

- we may abandon development opportunities after we begin to explore them and, as a result, we may lose deposits or fail to recover expenses already incurred;

- we may expend funds on and devote management's time to projects that we do not complete;

- we may be unable to complete construction and/or leasing of a property on schedule or at all; and

- we may suspend development projects after construction has begun due to changes in economic conditions or other factors, and this may result in the write-off of costs, payment of additional costs or increases in overall costs when the development project is restarted.

***Investment returns from our developed properties may be less than anticipated.***

Our developed properties may be exposed to the following risks:

- we may lease developed properties at rental rates that are less than projected, or at a slower pace than projected, at the time we decide to undertake the development;

- operating expenses and construction costs may be greater than projected at the time of development, resulting in our investment being less profitable than we expected; and

- occupancy rates and rents at newly developed properties may fluctuate depending on a number of factors, including market and economic conditions, and may result in our investments being less profitable than we expected or not profitable at all.

***We face risks associated with the development of mixed-use commercial and residential properties.***

We operate, are currently developing, and may in the future develop, properties either alone or through joint ventures with other parties that are known as "mixed-use" properties. For mixed-use developments, this means that in addition to the development of office space, the project may also include space for residential, retail, hotel or other commercial purposes. We are also developing, and may in the future develop, residential buildings. We have less experience in developing and managing non-office and non-retail real estate than we do with office real estate. As a result, if a development project includes a non-office or non-retail use, we may seek to develop that component ourselves, sell the rights to that component to a third-party developer with experience in that use or we may seek to partner with such a developer. If we do not sell the rights or partner with such a developer, or if we choose to develop the other component ourselves, we would be exposed not only to those risks typically associated with the development of commercial real estate generally, but also to specific risks associated with the development and ownership of non-office and non-retail real estate. In addition, even if we sell the rights to develop the other component or elect to participate in the development through a joint venture, we may be exposed to the risks associated with the failure of the other party to complete the development as expected. These include the risk that the other party would default on its obligations necessitating that we complete the other component ourselves (including providing any necessary financing). In the case of residential properties, these risks include competition for prospective residents from other operators whose properties may be perceived to offer a better location or better amenities or whose rent may be perceived as a better value given the quality, location and amenities that the resident seeks.  We will also compete against condominiums and single-family homes that are for sale or rent.  Because we have less experience with residential properties than with office and retail properties, we retain third parties to manage our residential properties.  When we hire a third-party manager, we are dependent on them and their key personnel who provide services to us and we may not find a suitable replacement if the management agreement is terminated, or if key personnel leave or otherwise become unavailable to us.

***Our use of joint ventures may limit our control over jointly owned investments and limit our flexibility to acquire other assets.***

In appropriate circumstances, we intend to acquire and recapitalize or develop, as applicable, properties in joint ventures with other parties.  We currently have joint ventures that are and are not consolidated within our financial statements.  Our participation in joint ventures subjects us to risks, including but not limited to, the following risks that:

- our joint venture partners may have different objectives than we have regarding the appropriate timing and terms of any sale or refinancing of a property, its operation or, if applicable, the commencement of development activities, and a dispute with any of our joint venture partners could lead to the sale of a partner's ownership interest in the venture or the property at a time or price that we do not find attractive;

- some of our joint ventures are subject to debt and, depending on credit market conditions, the refinancing of such debt may require equity capital calls;

- our joint venture partners may be structured differently than us for tax purposes and this could create conflicts of interest, including with respect to our compliance with the REIT requirements, and our REIT status could be jeopardized if any of our joint ventures do not operate in compliance with REIT requirements;

- our joint venture partners may have competing interests in our markets that could create conflicts of interest;

- our joint venture partners may default on their obligations, which could necessitate that we fulfill their obligations ourselves;

- our joint ventures may be unable to repay any amounts that we may loan to them;

- our joint venture agreements may contain provisions limiting the liquidity of our interest for sale or sale of the entire asset;

- as the general partner or managing member of a joint venture, we could be generally liable under applicable law for the debts and obligations of the venture, and we may not be entitled to contribution or indemnification from our partners;

- our joint venture agreements may contain provisions that allow our partners to remove us as the general partner or managing member for cause, and this could result in liability for us to our partners under the governing agreement of the joint venture; and

- we may need our partner(s)' approval to take certain actions and, therefore, we may be unable to cause a joint venture to implement decisions that we consider advisable.

***We face the risk that third parties will not be able to service or repay loans we make to them.***

From time to time, we have loaned and in the future may loan funds to (1) a third-party buyer to facilitate the sale of an asset by us to such third party, or (2) a third party in connection with the formation of a joint venture to acquire and/or develop a property.  Making these loans subjects us to the following risks, each of which could have a material adverse effect on our cash flow, results of operations and/or financial condition:

- the third party may be unable to make full and timely payments of interest and principal on the loan when due;

- if the third-party buyer to whom we provide seller financing does not manage the property well, or the property otherwise fails to meet financial projections, performs poorly or declines in value, then the buyer may not have the funds or ability to raise new debt with which to make required payments of interest and principal to us;

- if we loan funds to a joint venture, and the joint venture is unable to make required payments of interest or principal, or both, or there are disagreements with respect to the repayment of the loan or other matters, then we could have a resulting dispute with our partner(s), and such a dispute could harm our relationship(s) with our partner(s) and cause delays in developing or selling the property or the failure to properly manage the property; and

- if we loan funds to a joint venture and the joint venture is unable to make required payments of interest and principal, or both, then we may exercise remedies available to us in the joint venture agreement that could allow us to increase our ownership interest or our control over major decisions, or both, which could result in an unconsolidated joint venture becoming consolidated with our financial statement; doing so could require us to reallocate the purchase price among the various asset and liability components and this could result in material changes to our reported results of operations and financial condition.

### We face risks associated with property acquisitions.

We have acquired in the past and intend to continue to pursue the acquisition of properties and portfolios of properties, including large portfolios that could increase our size and result in alterations to our capital structure. Our acquisition activities and their success are subject to the following risks:

- even if we enter into an acquisition agreement for a property, we may be unable to complete that acquisition after making a non-refundable deposit and incurring certain other acquisition-related costs;

- we may be unable to obtain or assume financing for acquisitions on favorable terms or at all;

- acquired properties may fail to perform as expected;

- the actual costs of repositioning, redeveloping or maintaining acquired properties may be greater than our estimates;

- the acquisition agreement will likely contain conditions to closing, including completion of due diligence investigations to our satisfaction or other conditions that are not within our control, which may not be satisfied;

- acquired properties may be located in new markets, either within or outside the United States, where we may face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area, costs associated with opening a new regional office and unfamiliarity with local governmental and permitting procedures;

- we may acquire real estate through the acquisition of the ownership entity subjecting us to the risks of that entity; and

- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations, and this could have an adverse effect on our results of operations and financial condition.

We have acquired in the past and in the future may acquire properties through the acquisition of first mortgage or mezzanine debt. Investments in these loans must be carefully structured to ensure that BXP continues to satisfy the various asset and income requirements applicable to REITs. If we fail to properly structure any such acquisition, BXP could fail to qualify as a REIT. In addition, acquisitions of first mortgage or mezzanine loans subject us to the risks associated with the borrower's default, including potential bankruptcy, and there may be significant delays and costs associated with the process of foreclosure on collateral securing or supporting these investments. There can be no assurance that we would recover any or all of our investment in the event of such a default or bankruptcy.

We have acquired in the past and in the future may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for partnership interests in BPLP. Among other things, this acquisition structure has the effect of reducing the amount of tax depreciation we can deduct over the tax life of the acquired properties, and it typically requires that we agree to protect the contributors' ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties and/or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell an asset at a time, or on terms, that would be favorable absent such restrictions.

***Acquired properties may expose us to unknown liability.***

We may acquire properties or invest in joint ventures that own properties subject to liabilities and without any recourse, or with only limited recourse, against the prior owners or other third parties with respect to unknown liabilities.  As a result, if a liability were asserted against us based upon ownership of those properties, we might have to pay substantial sums to settle or contest it, which could adversely affect our results of operations and cash flow.  Unknown liabilities with respect to acquired properties might include:

- liabilities for clean-up of undisclosed environmental contamination;

- claims by clients, vendors or other persons against the former owners of the properties;

- liabilities incurred in the ordinary course of business; and

- claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

***Competition for acquisitions may result in increased prices for properties.***

We plan to continue to acquire properties as we are presented with attractive opportunities.  We may face competition for acquisition opportunities with other investors, and this competition may adversely affect us by subjecting us to the following risks:

- we may be unable to acquire a desired property because of competition from other well-capitalized real estate investors, including publicly traded and private REITs, institutional investment funds and other real estate investors; and

- even if we are able to acquire a desired property, competition from other real estate investors may significantly increase the purchase price.

***We may have difficulty selling our properties, which may limit our flexibility.***

Properties like the ones that we own could be difficult to sell due to adverse economic conditions, a lack of available buyers and other conditions outside of our control.  This may limit our ability to change our portfolio promptly in response to changes in economic or other conditions or to execute on our multi-year asset sales program.  Any such inability to dispose of certain assets on the timelines we anticipate or on terms that are favorable to us, or at all, could negatively impact the proceeds we expect the multi-year asset sales program to generate, and accordingly, could adversely affect our financial condition and results of operations.

In addition, federal tax laws limit our ability to sell properties, which may affect our ability to sell properties without adversely affecting returns to our securityholders and our ability to dispose of certain of our properties is further constrained by their tax attributes.  Properties that we developed and have owned for a significant period of time or that we acquired through tax deferred contribution transactions in exchange for partnership interests in BPLP often have low tax bases.  Furthermore, as a REIT, BXP may be subject to a 100% "prohibited transactions" tax on the gain from dispositions of property if BXP is deemed to hold the property primarily for sale to customers in the ordinary course of business, unless the disposition qualifies under a safe harbor exception for properties that have been held for at least two years and with respect to which certain other requirements are met.  The potential application of the prohibited transactions tax could cause us to forego potential dispositions of property or other opportunities that might otherwise be attractive to us, or to undertake such dispositions or other opportunities through a taxable REIT subsidiary, which would generally result in income taxes being incurred.  If we dispose of these properties outright in taxable transactions, we may be required to distribute a significant amount of the taxable gain to our securityholders under the requirements of the  Code applicable to REITs, which in turn would impact our future cash flow and may increase our leverage.  In some cases, without incurring additional costs we may be restricted from disposing of properties contributed in exchange for our partnership interests under tax protection agreements with contributors.  To dispose of low basis or taxprotected properties efficiently we from time to time use like-kind exchanges, which are intended to qualify for nonrecognition of taxable gain, but can be difficult to consummate and result in the property for which the disposed assets are exchanged inheriting their low tax bases and other tax attributes (including tax protection covenants).

***Because we own a hotel property, we face the risks associated with the hospitality industry.***

The following factors, among others, are common to the hotel industry, and may reduce the receipts generated by our hotel property:

- our hotel property competes for guests with other hotels, a number of which may have greater marketing and financial resources than our hotel-operating business partners;

- if there is an increase in operating costs resulting from inflation and other factors, our hotel-operating business partners may not be able to offset such increase by increasing room rates;

- our hotel property is subject to the fluctuating and seasonal demands of business travelers and tourism; and

- our hotel property is subject to general and local economic and social conditions that may affect demand for travel in general, including fluctuations in consumer spending, public health concerns, war and terrorism.

In addition, because our hotel property is located in Cambridge, Massachusetts, it is subject to the Cambridge market's fluctuations in demand, increases in operating costs and increased competition from additions in supply.

***Failure to comply with Federal Government contractor requirements could result in substantial costs and loss of substantial revenue.***

As of December 31, 2025, the U.S. Government was one of our clients and we are subject to compliance with a wide variety of complex legal requirements because we are a Federal Government contractor. These laws regulate how we conduct business, require us to administer various compliance programs and require us to impose compliance responsibilities on some of our contractors. Our failure to comply with these laws could subject us to fines, penalties and damages, cause us to be in default of our leases and other contracts with the Federal Government and bar us from entering into future leases and other contracts with the Federal Government. There can be no assurance that these costs and loss of revenue will not have a material adverse effect on our properties, operations or business.

***Changes in rent control or rent stabilization and eviction laws and regulations in our markets could have a material adverse effect on our residential portfolio's results of operations and residential property values.***

Various state and local governments have enacted, and may continue to enact, rent control or rent stabilization laws and regulations or take other actions that could limit our ability to raise rents or charge certain fees, such as pet fees or application fees. Depending on the extent and terms of future enactments of rent control or rent stabilization laws and regulations, as well as any lawsuits against us arising from such issues, such future enactments could have a material adverse effect on our residential portfolio's results of operations and the value of our residential properties.

State and local governments may also make changes to eviction and other tenants' rights laws and regulations that could have a material adverse effect on our residential portfolio's results of operations and the value of our residential properties. If we are restricted from re-leasing apartment units due to the inability to evict delinquent residents, our results of operations and property values for our residential properties may be adversely affected.

***We did not obtain new owner's title insurance policies in connection with properties acquired during BXP's initial public offering.***

We acquired many of our properties from our predecessors at the completion of BXP's initial public offering in June 1997. Before we acquired these properties, each of them was insured by a title insurance policy. We did not obtain new owner's title insurance policies in connection with the acquisition of these properties. To the extent we have financed properties after acquiring them in connection with the initial public offering, we have obtained new title insurance policies, however, the amount of these policies may be less than the current or future value of the applicable properties. Nevertheless, because in many instances we acquired these properties indirectly by acquiring ownership of the entity that owned the property and those owners remain in existence as our subsidiaries, some of these title insurance policies may continue to benefit us. Many of these title insurance policies may be for amounts less than the current or future values of the applicable properties. If there was a title defect related to any of these properties, or to any of the properties acquired at the time of the initial public offering of BXP, that is no longer covered by a title insurance policy, we could lose both our capital invested in and our anticipated profits from such property.  We have obtained title insurance policies for all properties that we have acquired after the initial public offering of BXP, however, these policies may be for amounts less than the current or future values of the applicable properties.

### *Some potential losses are not covered by insurance.*

Our property insurance program per occurrence limits are $1.0 billion for our portfolio insurance program, including coverage for acts of terrorism other than nuclear, biological, chemical or radiological terrorism ("Terrorism Coverage").  We also carry $1.35 billion of property insurance in excess of the $1.0 billion of coverage in our property insurance program for 601 Lexington Avenue, New York, New York, consisting of $750 million of property and Terrorism Coverage in excess of our property insurance program and $600 million of Terrorism Coverage only in excess of the $1.75 billion of coverage.  Certain properties, including the General Motors Building located at 767 Fifth Avenue in New York, New York ("767 Fifth Avenue"), are currently insured in separate insurance programs.  The property insurance program per occurrence limits for 767 Fifth Avenue are $1.625 billion, including Terrorism Coverage.  We also currently carry nuclear, biological, chemical and radiological terrorism insurance coverage for acts of terrorism certified under the Federal Terrorism Risk Insurance Act (as amended, "TRIA") ("NBCR Coverage"), which is provided by IXP, LLC ("IXP") as a direct insurer, for the properties in our portfolio, including 767 Fifth Avenue, but excluding certain other properties owned in joint ventures with third parties or which we manage.  The per occurrence limit for NBCR Coverage is $1.0 billion.  Under TRIA, after the payment of the required deductible and coinsurance, the NBCR Coverage provided by IXP is backstopped by the Federal Government if the aggregate industry insured losses resulting from a certified act of terrorism exceed a "program trigger."  The program trigger is $200 million, the coinsurance is 20% and the deductible is 20% of the premiums earned by the insurer for the year prior to a claim.  If the Federal Government pays out for a loss under TRIA, it is mandatory that the Federal Government recoup the full amount of the loss from insurers offering TRIA coverage after the payment of the loss pursuant to a formula in TRIA.  We may elect to terminate the NBCR Coverage if the Federal Government seeks recoupment for losses paid under TRIA, if TRIA is not extended after its expiration on December 31, 2027, if there is a change in our portfolio or for any other reason.  We intend to continue to monitor the scope, nature and cost of available terrorism insurance.

We also currently carry earthquake insurance on our properties located in areas known to be subject to earthquakes.  Specifically, we currently carry earthquake insurance which covers our San Francisco and Los Angeles regions with a $330 million per occurrence limit, and a $330 million annual aggregate limit, $30 million of which is provided by IXP, as a direct insurer.  This insurance is subject to a deductible in the amount of 5% of the value of the affected property.  In addition, we currently carry earthquake insurance which covers our Seattle region with a $110 million per occurrence limit, and a $110 million annual aggregate limit.  This insurance is subject to a deductible in the amount of 2% of the value of the affected property.  The amount of our earthquake insurance coverage may not be sufficient to cover losses from earthquakes.  In addition, the amount of earthquake coverage could impact our ability to finance properties subject to earthquake risk.  We may discontinue earthquake insurance or change the structure of our earthquake insurance program on some or all of our properties in the future if the premiums exceed our estimation of the value of the coverage.

IXP, a captive insurance company which is a wholly-owned subsidiary, acts as a direct insurer with respect to a portion of our earthquake insurance coverage for our Greater San Francisco and Los Angeles properties and our NBCR Coverage.  Insofar as we own IXP, we are responsible for its liquidity and capital resources, and the accounts of IXP are part of our consolidated financial statements.  In particular, if a loss occurs which is covered by our NBCR Coverage but is less than the applicable program trigger under TRIA, IXP would be responsible for the full amount of the loss without any backstop by the Federal Government.  IXP would also be responsible for any recoupment charges by the Federal Government in the event losses are paid out and its insurance policy is maintained after the payout by the Federal Government.  If we experience a loss and IXP is required to pay under its insurance policy, we would ultimately record the loss to the extent of the required payment.  Therefore, insurance coverage provided by IXP should not be considered as the equivalent of third-party insurance, but rather as a modified form of self-insurance.  In addition, BPLP has issued a guarantee to cover liabilities of IXP in the amount of $20.0 million.

We continue to monitor the state of the insurance market in general, and the scope and costs of coverage for acts of terrorism, earthquakes, pandemics and cybersecurity incidents, in particular, but we cannot anticipate what coverage will be available on commercially reasonable terms in future policy years.  There are other types of losses, such as from wars, for which we cannot obtain insurance at all or at a reasonable cost.  With respect to such losses and losses from acts of terrorism, earthquakes, pandemics or other catastrophic events, if we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties, as well as the anticipated future revenues from those properties.  Depending on the specific circumstances of each affected property, it is possible that we could be liable for mortgage indebtedness or other obligations related to the property.  Any such loss could materially and adversely affect our business, financial condition and results of operations.

***Actual or threatened terrorist attacks or other criminal acts may adversely affect our ability to generate revenues and the value of our properties.***

We have significant investments in large metropolitan markets that have been, and may continue to be, the targets of actual or threatened terrorism attacks and other criminal acts, including Boston, Los Angeles, New York, San Francisco, Seattle and Washington, DC.  As a result, some clients in these markets may (1) choose to relocate their businesses to other markets or to lower-profile office buildings within these markets that may be perceived to be less likely targets of future terrorist activity and/or (2) perceive a need for or request security enhancements.  This could result in an overall decrease in the demand for office space in these markets generally or in our properties in particular, which could increase vacancies in our properties, necessitate that we lease our properties on less favorable terms or both, and/or increase our costs related to security, equipment and personnel.  In addition, future terrorist attacks in these markets could directly or indirectly damage our properties, both physically and financially, or cause losses that materially exceed our insurance coverage.  As a result of the foregoing, our ability to generate revenues and the value of our properties could decline materially.  See also "—*Some potential losses are not covered by insurance.*"

***We face risks associated with security breaches, incidents and compromises through cyber-attacks, cyber intrusions or otherwise, as well as other significant disruptions of our information technology (IT) networks and related systems.***

We face risks associated with security breaches, incidents, and compromises, whether through cyber attacks or cyber intrusions over the internet, malware, computer viruses, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization, social engineering tactics, and other significant disruptions of our IT networks and related systems.  The risk of a security breach, incident, compromise, or disruption, particularly through cyber attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased.  Our IT networks and related systems are essential to the operation of our business and our ability to perform day-to-day operations (including managing our building systems and accounting for our business operations) and, in some cases, may be critical to the operations of certain of our clients.

Although we make efforts to maintain the security and integrity of our IT networks and related systems, and we have implemented various measures designed to manage the risk of a security breach, incident, compromise or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches, incident, compromise or disruptions would not be successful or damaging.  Even the most well-protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted security breaches evolve and generally are not recognized until launched against a target, and in some cases, are designed not to be detected and, in fact, may not be detected.  Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is impossible for us to entirely mitigate this risk.

Like other businesses, we have been, and expect to continue to be, subject to attempts at unauthorized access of our network, mishandling or misuse, computer viruses or malware, cyber attacks and intrusions and other events of varying degrees.  To date, these events have not had, individually or in the aggregate, a material adverse effect on our operations or business.  However, a security breach, incident, compromise or other significant disruption involving our IT networks and related systems could:

- disrupt the proper functioning of our networks and systems and therefore our operations and/or those of certain of our clients;

- result in misstated financial reports, violations of loan covenants, missed reporting deadlines and/or missed permitting deadlines;

- result in our inability to properly monitor our compliance with the rules and regulations regarding BXP's qualification as a REIT;

- result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of, proprietary, confidential, sensitive or otherwise valuable information of ours or others, which others could use to compete against us or which could expose us to damage and claims or threats by third-parties for disruptive, destructive or otherwise harmful purposes and outcomes;

- result in our inability to maintain the building systems relied upon by our clients for the efficient use of their leased space;

- require significant management attention and resources to remedy any damages that result;

- subject us to claims for breach of contract, damages, credits, penalties or termination of leases or other agreements or subject us to litigation and regulatory investigations and related fines and penalties;

- be uninsured or exceed policy limits, increase operating costs, including insurance expenses, or make future cyber risk coverage unavailable on commercially reasonable terms; and

- damage our reputation among our clients and investors generally.

Any one or more of the foregoing could have a material adverse effect on our results of operations, financial condition and cash flows. Refer to Part I, Item 1C. Cybersecurity in this Form 10-K for more information.

***The use of technology based on artificial intelligence and machine learning presents risks and challenges that may adversely affect our business and results of operations.***

We use artificial intelligence and machine learning technology (collectively, "AI") capabilities with the goal of enhancing efficiencies in conducting our business. Our deployment and application of AI remains ongoing. While these AI tools hold promise in optimizing our work processes and driving efficiencies, their use, whether authorized or unauthorized, presents risks, challenges and unintended consequences that could adversely affect our business and results of operations or those of our clients. These include, but are not limited to:

- the release, leak or disclosure of proprietary, confidential, sensitive or otherwise valuable information as a result of or in connection with our use of AI tools;

- the incorporation of AI by our workforce (even when used in accordance with our guidelines) and our clients, vendors, contractors and other third-parties into their products or services, with or without our knowledge, in a manner that could give rise to allegations, legal claims and other issues pertaining to data privacy, information security, proprietary information and intellectual property considerations;

- the production of incomplete, inaccurate or otherwise flawed outputs, some of which may be difficult to detect, and the reliance on such outputs which could result in adverse consequences to us, including exposure to reputational and competitive harm, customer loss, legal liability, errors in our decision-making, process development or other business activities or otherwise have a negative impact on us; and

- the evolving legal regulations relating to AI, which may require significant resources to modify and maintain business practices to comply with applicable law or otherwise result in legal or regulatory action or create additional liabilities, the nature of which cannot be determined at this time.

We have implemented guidelines and policies specifically governing the use of AI tools in the workplace. Although we aim to use AI responsibly and securely and attempt to mitigate ethical and legal issues presented by its use, we may ultimately be unsuccessful in identifying or resolving issues before they arise. There can be no assurance that we will properly implement AI, and the failure to do so could have a material adverse effect on our results of operations or financial condition.

***We face risks associated with our clients and contractual counterparties being designated "Prohibited Persons" by the Office of Foreign Assets Control.***

Pursuant to Executive Order 13224 and other laws, the Office of Foreign Assets Control of the United States Department of the Treasury ("OFAC") maintains a list of persons designated as terrorists or who are otherwise blocked or banned ("Prohibited Persons"). OFAC regulations and other laws prohibit conducting business or engaging in transactions with Prohibited Persons (the "OFAC Requirements"). Certain of our loan and other agreements require us to comply with OFAC Requirements. We have established a compliance program whereby clients and others with whom we conduct business are checked against the OFAC list of Prohibited Persons prior to entering into any agreement and on a periodic basis thereafter.  Our leases and other agreements, in general, require the other party to comply with OFAC Requirements.  If a client or other party with whom we contract is placed on the OFAC list we may be required by the OFAC Requirements to terminate the lease or other agreement.  Any such termination could result in a loss of revenue or a damage claim by the other party that the termination was wrongful.

***The outbreak of highly infectious or contagious diseases could adversely impact or cause disruption to our financial condition, results of operations, cash flows and liquidity and that of our clients.***

Public health crises such as pandemics and similar outbreaks could adversely impact our business.  The full extent to which any future pandemic or similar outbreak may impact our operations and those of our clients will depend on future developments, which are highly uncertain and cannot be predicted.  Factors related to any public health crises that could have a material adverse effect on our results of operations and financial condition include:

- changes made by companies in response to a pandemic that could lead to a sustained shift away from collective in-person work environments or relocations away from the markets in which we operate, either of which could adversely affect the overall demand for workplaces in the regions in which we operate;

- reduced economic activity and/or supply chain disruptions or delays in delivery of products, services or other materials necessary for our clients that impact our clients' businesses, financial condition or liquidity, may cause, one or more of our clients to be unable to meet their obligations to us, including their ability to make timely rental payments, in full or at all, or to otherwise seek modifications of such obligations, including rent concessions, deferrals or abatements, or to declare bankruptcy.  Any one or more of the foregoing could:

  - reduce our cash flows,

  - adversely impact our ability to finance, refinance or sell a property,

  - adversely impact our ability to continue paying distributions to our securityholders at current levels, or at all, and

  - result in additional legal and other costs to enforce our rights, collect rent and/or re-lease the space occupied by the distressed client;

- the degree to which our clients' businesses are negatively impacted could require us to write-off a client's accrued rent balance and this could have a material adverse effect on our results of operations and liquidity;

- new laws, governmental policies, and similar actions, including legal restrictions on prosecutions, could adversely impact public safety and thereby adversely affect (1) the desirability of clients to lease space in our properties or markets, and (2) businesses' office re-population plans;

- the impact of a pandemic could result in an event or change in circumstances that results in an impairment in the value of our properties or our investments in unconsolidated joint ventures, and any such impairment could have a material adverse effect on our results of operations in the periods in which the charge is taken;

- we may be unable to restructure or amend leases with certain of our clients on terms favorable to us or at all;

- the impact and validity of interpretations of lease provisions and applicable laws related to claims by clients regarding their obligations to pay rent as a result of a pandemic, and any adverse court rulings or decisions interpreting these provisions and laws, could have a material adverse effect on our results of operations and liquidity;

- the impact of governmental and business travel limitations and restrictions could result in temporary or sustained periods of decreased demand for stays at our hotel property;

- the extent of labor shortages, disruptions in the supply chains, inflation impacting costs of materials, delays in permitting or inspections, and other factors could result in our failure to meet the development milestones set forth in any applicable lease agreement, which could provide the client the right to terminate its lease or entitle the client to monetary damages, delay the commencement or completion of construction and our anticipated lease-up plans for a development/redevelopment project or our overall development pipeline, including recognizing revenue for new leases, that may cause returns on investment to be less than projected, and/or increase the costs of construction of new or existing projects, any of which could adversely affect our investment returns, profitability and/or our future growth; and

• the potential that business interruption, loss of rental income and/or other associated expenses related to our operations will not be covered in whole or in part by our insurance policies, which may increase unreimbursed liabilities.

***We face risks associated with climate change and severe weather events, as well as the regulatory efforts intended to reduce the effects of climate change.***

The physical effects of climate change could have a material adverse effect on our properties, operations and business. For example, many of our properties are located along the East and West coasts, particularly those in the central business districts of Boston, Los Angeles, New York, San Francisco, Seattle and Washington, DC. To the extent climate change causes changes in weather patterns, our markets could experience increases in storm intensity, extreme temperatures, rising sea-levels, extreme drought and/or wildfires. Over time, these conditions could result in declining demand for office space in our buildings or increased costs associated with infrastructure-related remediation projects. Climate change may also have indirect effects on our business by making property insurance unavailable or by increasing the cost of (i) property insurance on terms we find acceptable, (ii) real estate taxes or other assessments, (iii) energy and (iv) property maintenance. In addition, we face transition risks related to federal, state and local legislation and regulations that are being implemented, are under consideration to mitigate the effects of climate change or that require increased environmental disclosures and reporting. The costs of complying with evolving regulatory requirements, including GHG emissions regulations and policies, could negatively impact our financial results.

For additional discussion regarding our approach to climate resiliency and our continued commitment to transparent reporting of sustainability performance indicators, see "*Item 1. Business—Business and Growth Strategies—Sustainability*" and our annual Sustainability & Impact Report available on our website at http://www.bxp.com under the heading "Commitment."

***Potential liability for environmental contamination could result in substantial costs.***

Under federal, state and local environmental laws, ordinances and regulations, we may be required to investigate and clean up the effects of releases of hazardous or toxic substances or petroleum products at or migrating from our properties simply because of our current or past ownership or operation of the real estate. If unidentified environmental problems arise, we may have to make substantial payments, which could adversely affect our cash flow and our ability to make distributions to our securityholders, because: as owner or operator we may have to pay for property damage and for investigation and clean-up costs incurred in connection with the contamination; the law typically imposes clean-up responsibility and liability regardless of whether the owner or operator knew of or caused the contamination; even if more than one person may be responsible for the contamination, each person who shares legal liability under the environmental laws may be held responsible for all of the clean-up costs; and governmental entities and third parties may sue the owner or operator of a contaminated site for damages and costs.

These costs could be substantial and in extreme cases could exceed the amount of our insurance or the value of the contaminated property. We currently carry environmental insurance in an amount and subject to deductibles that we believe are commercially reasonable. Specifically, we carry a pollution legal liability policy with a $20 million limit per incident and a policy aggregate limit of $40 million. The presence or migration of hazardous or toxic substances or petroleum products or the failure to properly remediate contamination may give rise to third-party claims for bodily injury, property damage and/or response costs and may materially and adversely affect our ability to borrow against, sell or rent an affected property. In addition, applicable environmental laws create liens on contaminated sites in favor of the government for damages and costs it incurs in connection with contamination. Changes in laws, regulations and practices and their implementation increasing the potential liability for environmental conditions existing at our properties, or increasing the restrictions on the handling, storage or discharge of hazardous or toxic substances or petroleum products or other actions may result in significant unanticipated expenditures.

Environmental laws also govern the presence, maintenance and removal of asbestos and other building materials. For example, laws require that owners or operators of buildings containing asbestos:

- properly manage and maintain the asbestos;

- notify and train those who may come into contact with asbestos; and

- undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building.

Such laws may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers.

Some of our properties are located in urban and previously developed areas where fill or current or historic industrial uses of the areas have caused site contamination.  It is our policy to retain independent environmental consultants to conduct or update Phase I environmental site assessments and asbestos surveys with respect to our acquisition of properties.  These assessments generally include a visual inspection of the properties and the surrounding areas, an examination of current and historical uses of the properties and the surrounding areas and a review of relevant state, federal and historical documents, but do not involve invasive techniques such as soil and ground water sampling.  Where appropriate, on a property-by-property basis, our practice is to have these consultants conduct additional testing, including sampling for asbestos, for lead and other contaminants in drinking water and, for soil and/or groundwater contamination where underground storage tanks are or were located or where other past site usage creates a potential environmental problem.  Even though these environmental assessments are conducted, there is still the risk that:

- the environmental assessments and updates did not identify or properly address all potential environmental liabilities;

- a prior owner created a material environmental condition that is not known to us or the independent consultants preparing the assessments;

- new environmental liabilities have developed since the environmental assessments were conducted; and

- future uses or conditions such as changes in applicable environmental laws and regulations could result in environmental liability for us.

Inquiries about indoor air quality may necessitate special investigation and, depending on the results, remediation beyond our regular indoor air quality testing and maintenance programs.  Indoor air quality issues can stem from inadequate ventilation, chemical contaminants from indoor or outdoor sources, and biological contaminants such as molds, pollen, viruses and bacteria.  Indoor exposure to chemical or biological contaminants can be alleged to be connected to allergic reactions or other adverse health effects.  If these conditions were to occur at one of our properties, we may be subject to third-party claims for personal injury, or may need to undertake a targeted remediation program, including without limitation, special cleaning measures and steps to increase indoor ventilation rates and eliminate sources of contaminants.  Such remediation programs could be costly, necessitate the temporary relocation of some or all of the property's clients or require rehabilitation of the affected property.

***Compliance or failure to comply with the Americans with Disabilities Act or other safety regulations and requirements could result in substantial costs.***

The Americans with Disabilities Act generally requires that certain buildings, including office buildings, residential buildings and hotels, be made accessible to disabled persons.  Noncompliance could result in the imposition of fines by the federal government or the award of damages to private litigants.  If, under the Americans with Disabilities Act, we are required to make substantial alterations and capital expenditures in one or more of our properties, including the removal of access barriers, it could adversely affect our financial condition and results of operations, as well as the amount of cash available for distribution to our securityholders.

Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements.  If we fail to comply with these requirements, we could incur fines or private damage awards.  We do not know whether existing requirements will change or whether compliance with future requirements will require significant unanticipated expenditures that will affect our cash flow and results of operations.

*Any future international activities will be subject to special risks and we may not be able to effectively manage our international business.*

We have underwritten, and in the future may acquire, properties, portfolios of properties or interests in real estate-related entities on a strategic or selective basis in international markets that are new to us. If we acquire properties or platforms located in these markets, we will face risks associated with a lack of market knowledge and understanding of the local economy, forging new business relationships in the area and unfamiliarity with local laws and government and permitting procedures. In addition, our international operations will be subject to the usual risks of doing business abroad such as possible revisions in tax treaties or other laws and regulations, including those governing the taxation of our international income, restrictions on the transfer of funds and uncertainty over terrorist activities. We cannot predict the likelihood that any of these developments may occur. Further, we may in the future enter into agreements with non-U.S. entities that are governed by the laws of, and are subject to dispute resolution in the courts of, another country or region. We cannot accurately predict whether such a forum would provide us with an effective and efficient means of resolving disputes that may arise.

Investments in international markets may also subject us to risks associated with funding increasing headcount, integrating new offices, and establishing effective controls and procedures to regulate the operations of new offices and to monitor compliance with U.S. laws and regulations such as the Foreign Corrupt Practices Act and similar foreign laws and regulations, such as the U.K. Bribery Act.

*We may be subject to risks from potential fluctuations in exchange rates between the U.S. dollar and the currencies of the other countries in which we invest.*

If we invest in countries where the U.S. dollar is not the national currency, we will be subject to international currency risks from the potential fluctuations in exchange rates between the U.S. dollar and the currencies of those other countries. A significant depreciation in the value of the currency of one or more countries where we have a significant investment may materially affect our results of operations. We may attempt to mitigate any such effects by borrowing in the currency of the country in which we are investing and, under certain circumstances, by hedging exchange rate fluctuations; however, access to capital may be more restricted, or unavailable on favorable terms or at all, in certain locations. For leases denominated in international currencies, we may use derivative financial instruments to manage the international currency exchange risk. We cannot assure you, however, that our efforts will successfully neutralize all international currency risks.

### Risks Related to Our Indebtedness and Financing

*Our maturing debt bears interest at lower rates than the current market rates, which has increased, and may continue to increase our interest costs which could adversely impact our ability to refinance existing debt or sell assets on favorable terms or at all.*

As of February 20, 2026, we had $2.3 billion outstanding indebtedness, excluding our unconsolidated joint ventures, that bears interest at a variable rate, and we may incur more indebtedness in the future. Approximately $0.9 billion of our variable rate debt has been hedged with interest rates swaps to fix SOFR for all, or a portion of the applicable debt term. As current interest rates remain higher than interest rates on our maturing debt, the interest costs on our debt have increased, which, if current rates are sustained or continue to increase, could adversely affect our cash flow and our ability to pay principal and interest on our debt and our ability to make distributions to our securityholders. Further, elevated interest rates could limit our ability to refinance existing debt when it matures or significantly increase our future interest expense. From time to time, we enter into interest rate swap agreements and other interest rate hedging contracts, including swaps, caps and floors. While these agreements are intended to lessen the impact of rising interest rates on us, they also expose us to the risk that the other parties to the agreements will not perform, we could incur significant costs associated with the settlement of the agreements, the agreements will be unenforceable and the underlying transactions will fail to qualify as highly-effective cash flow hedges under guidance included in ASC 815 "Derivatives and Hedging." In addition, high interest rates could decrease the amounts third-parties are willing to pay for our assets, thereby limiting our ability to change our portfolio promptly in response to changes in economic or other conditions.

*Covenants in our debt agreements could adversely affect our financial condition.*

The mortgages on our properties contain customary covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to modify or discontinue insurance coverage. Our unsecured credit facility, unsecured debt securities and certain secured loans contain customary restrictions, requirements and other limitations on our ability to incur indebtedness, including total debt to asset ratios, secured debt to total asset ratios, debt service coverage ratios and minimum ratios of unencumbered assets to unsecured debt, which we must maintain.  Our continued ability to borrow under our credit facilities is subject to compliance with our financial and other covenants.  In addition, our failure to comply with such covenants could cause a default under the applicable debt agreement, and we may then be required to repay such debt with capital from other sources.  Under those circumstances, other sources of capital may not be available to us, or be available only on unattractive terms.  Additionally, in the future our ability to satisfy current or prospective lenders' insurance requirements may be adversely affected if lenders generally insist upon greater insurance coverage against acts of terrorism or losses resulting from earthquakes than is available to us in the marketplace or on commercially reasonable terms.

We rely on debt financing, including borrowings under our unsecured credit facility, issuances of unsecured debt securities and debt secured by individual properties, to finance our existing portfolio, our acquisition and development activities and for working capital.  If we are unable to obtain debt financing from these or other sources, or to refinance existing indebtedness upon maturity, our financial condition and results of operations would likely be adversely affected.  If we breach covenants in our debt agreements, the lenders can declare a default and, if the debt is secured, can take possession of the property securing the defaulted loan.  In addition, our unsecured debt agreements contain specific cross-default provisions with respect to specified other indebtedness, giving the unsecured lenders the right to declare a default if we are in default under other loans in some circumstances.  Defaults under our debt agreements could materially and adversely affect our financial condition and results of operations.

***We face risks associated with the use of debt to fund acquisitions and developments, including refinancing risk.***

We are subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest.  We anticipate that only a small portion of the principal of our debt will be repaid prior to maturity.  Therefore, we are likely to need to refinance at least a portion of our outstanding debt as it matures.  There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing will not be as favorable as the terms of our existing debt.  If principal payments due at maturity cannot be refinanced, extended or repaid with proceeds from other sources, such as new equity capital, our cash flow may not be sufficient to repay all maturing debt in years when significant "balloon" payments come due.  In addition, we may rely on debt to fund a portion of our new investments such as our acquisition and development activity.  There is a risk that we may be unable to finance these activities on favorable terms or at all.  These conditions, which increase the cost and reduce the availability of debt, may continue or worsen in the future.

We have had and may in the future have agreements with a number of limited partners of BPLP who contributed properties in exchange for partnership interests that require BPLP to maintain for specified periods of time secured debt on certain of our assets and/or allocate partnership debt to such limited partners to enable them to continue to defer recognition of their taxable gain with respect to the contributed property.  These tax protection and debt allocation agreements may restrict our ability to repay or refinance debt.  As of December 31, 2025, we had one tax protection agreement that could restrict our ability to repay or finance debt.

***Our degree of leverage could limit our ability to obtain additional financing or affect the market price of our equity and debt securities.***

As of February 20, 2026, our Consolidated Debt was approximately $15.6 billion (excluding unconsolidated joint venture debt).

The following table presents Consolidated Market Capitalization and the corresponding ratios of Consolidated Debt to Consolidated Market Capitalization (dollars and shares / units in thousands):

| | February 20, 2026 | | |
| --- | --- | --- | --- |
| | Shares / Units Outstanding | Common Stock Equivalent | Equivalent Value (1) |
| Common Stock | 158,629 | 158,629 | $ 9,657,334 |
| Common Operating Partnership Units | 18,830 | 18,830 | 1,146,370 (2) |
| **Total Equity (A)** | | 177,459 | $ 10,803,704 |
| | | | |
| **Consolidated Debt (B)** | | | $ 15,611,475 |
| | | | |
| **Consolidated Market Capitalization (A + B)** | | | $ 26,415,179 |
| **Consolidated Debt/Consolidated Market Capitalization [B / (A + B)]** | | | 59.10 % |

_____

(1) Values are based on the closing price per share of BXP's Common Stock on February 20, 2026 of $60.88.
(2) Includes LTIP Units (including 2012 OPP Units and earned MYLTIP Units that were granted between 2013 - 2023), but excludes 2025 OPP Units and MYLTIP Units granted between 2024 and 2026 because the performance period for those awards has not yet ended.

Our degree of leverage could affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, development or other general corporate purposes. Our senior unsecured debt is currently rated investment grade by two major rating agencies. However, there can be no assurance that we will be able to maintain these ratings. In the event our senior debt is downgraded from its current ratings, we would likely incur higher borrowing costs and/or difficulty in obtaining additional financing. Our degree of leverage could also make us more vulnerable to a downturn in business or the economy generally. There is a risk that changes in our debt to market capitalization ratio, which is in part a function of BXP's stock price, or BPLP's ratio of indebtedness to other measures of asset value used by financial analysts may have an adverse effect on the market price of our equity or debt securities.

***We face risks associated with short-term liquid investments.***

We may invest cash balances in a variety of short-term investments that are intended to preserve principal value and maintain a high degree of liquidity while providing current income. From time to time, these investments may include (either directly or indirectly):

- direct obligations issued by the U.S. Treasury;

- obligations issued or guaranteed by the U.S. Government or its agencies;

- taxable municipal securities;

- obligations (including certificates of deposit) of banks and thrifts;

- commercial paper and other instruments consisting of short-term U.S. dollar denominated obligations issued by corporations and banks;

- repurchase agreements collateralized by corporate and asset-backed obligations;

- both registered and unregistered money market funds; and

- other highly rated short-term securities.

Investments in these securities and funds are not insured against loss of principal. Under certain circumstances we may be required to redeem all or part of our investment, and our right to redeem some or all of our investment may be delayed or suspended. In addition, there is no guarantee that our investments in these securities or funds will be redeemable at par value. A decline in the value of our investment or a delay or suspension of our right to redeem may have a material adverse effect on our results of operations or financial condition.

**Risks Related to Our Organization and Structure**

***Conflicts of interest exist with holders of interests in BPLP.***

*Sales of properties and repayment of related indebtedness will have different effects on holders of interests in BPLP than on BXP's stockholders.*

Some holders of interests in BPLP could incur adverse tax consequences upon the sale of certain of our properties and on the repayment of related debt which differ from the tax consequences to BXP and its stockholders. Consequently, these holders of partnership interests in BPLP may have different objectives regarding the appropriate pricing and timing of any such sale or repayment of debt. While BXP has exclusive authority under the limited partnership agreement of BPLP to determine when to refinance or repay debt or whether, when, and on what terms to sell a property, subject, in the case of certain properties, to the contractual commitments described below, any such decision would require the approval of BXP's Board of Directors. While the Board of Directors has a policy with respect to these matters, directors and executive officers could exercise their influence in a manner inconsistent with the interests of some, or a majority, of BXP's stockholders, including in a manner which could prevent completion of a sale of a property or the repayment of indebtedness.

*Agreement not to sell some properties.*

We have had and may have in the future agreements with the contributors of properties that we have acquired in exchange for partnership interests in BPLP pursuant to which we have agreed not to sell or otherwise transfer the properties, prior to specified dates, in any transaction that would trigger taxable income to the contributors. In addition, we are responsible for the reimbursement of certain tax-related costs to the prior owners if the subject properties are sold in a taxable sale. In general, our obligations to the prior owners are limited in time and only apply to actual damages suffered.

Also, BPLP has had and may have in the future agreements providing prior owners of properties with the right to guarantee specific amounts of indebtedness and, in the event that the specific indebtedness they guarantee is repaid or reduced, additional and/or substitute indebtedness. These agreements may hinder actions that BPLP may otherwise desire to take to repay or refinance guaranteed indebtedness because doing so would require BPLP to make payments to the prior owners if BPLP violates these agreements.

***Limits on changes in control may discourage takeover attempts beneficial to stockholders.***

Provisions in BXP's charter and bylaws and the limited partnership agreement of BPLP, as well as provisions of the Code and Delaware corporate law, may:

- delay or prevent a change of control over BXP or a tender offer, even if such action might be beneficial to BXP's stockholders; and

- limit BXP's stockholders' opportunity to receive a potential premium for their shares of common stock over then-prevailing market prices.

*Stock Ownership Limit*

To facilitate maintenance of BXP's qualification as a REIT and to otherwise address concerns relating to concentration of stock ownership, BXP's charter generally prohibits the ownership, directly, indirectly or beneficially, by any single stockholder of more than 6.6% of the number of outstanding shares of any class or series of its common stock. We refer to this limitation as the "ownership limit." BXP's Board of Directors may, in its sole discretion, waive or modify the ownership limit with respect to one or more persons if it is satisfied that ownership in excess of this limit will not jeopardize BXP's status as a REIT for federal income tax purposes. In addition, under BXP's charter, each of Mortimer B. Zuckerman and the respective families and affiliates of Mortimer B. Zuckerman and Edward H. Linde, as well as, in general, pension plans and mutual funds, may actually and beneficially own up to 15% of the number of outstanding shares of any class or series of BXP's equity common stock. Shares owned in violation of the ownership limit will be subject to the loss of rights to distributions and voting and other penalties. The ownership limit may have the effect of inhibiting or impeding a change in control.

*BPLP's Partnership Agreement*

BXP has agreed in the limited partnership agreement of BPLP not to engage in specified extraordinary transactions, including, among others, business combinations, unless limited partners of BPLP other than BXP receive, or have the opportunity to receive, either (1) the same consideration for their partnership interests as holders of BXP common stock in the transaction or (2) limited partnership units that, among other things, would entitle the holders, upon redemption of these units, to receive shares of common equity of a publicly traded company or the same consideration as holders of BXP common stock received in the transaction.  If these limited partners would not receive such consideration, then we cannot engage in the transaction unless limited partners holding at least 75% of the common units of limited partnership interest, other than those held by BXP or its affiliates, consent to the transaction.  In addition, BXP has agreed in the limited partnership agreement of BPLP that it will not complete specified extraordinary transactions, including among others, business combinations, in which BXP receives the approval of its common stockholders unless (1) limited partners holding at least 75% of the common units of limited partnership interest, other than those held by BXP or its affiliates, consent to the transaction or (2) the limited partners of BPLP are also allowed to vote and the transaction would have been approved had these limited partners been able to vote as common stockholders on the transaction.  Therefore, if BXP's common stockholders approve a specified extraordinary transaction, the partnership agreement requires the following before it can complete the transaction:

- holders of partnership interests in BPLP, including BXP, must vote on the matter;

- BXP must vote its partnership interests in the same proportion as its stockholders voted on the transaction; and

- the result of the vote of holders of partnership interests in BPLP must be such that had such vote been a vote of stockholders, the business combination would have been approved.

With respect to specified extraordinary transactions, BXP has agreed in BPLP's partnership agreement to use its commercially reasonable efforts to structure such a transaction to avoid causing its limited partners to recognize gain for federal income tax purposes by virtue of the occurrence of or their participation in such a transaction.

As a result of these provisions, a potential acquirer may be deterred from making an acquisition proposal, and BXP may be prohibited by contract from engaging in a proposed extraordinary transaction, including a proposed business combination, even though BXP stockholders approve of the transaction.

***We may change our policies without obtaining the approval of our stockholders.***

Our operating and financial policies, including our policies with respect to acquisitions and dispositions of real estate, growth, operations, indebtedness, capitalization and dividends, are exclusively determined by BXP's Board of Directors.  Accordingly, our securityholders do not control these policies.

**Risks Related to BXP's Status as a REIT**

***Failure to qualify as a REIT would cause BXP to be taxed as a corporation, which would substantially reduce funds available for payment of dividends.***

If BXP fails to qualify as a REIT for federal income tax purposes, it will be taxed as a corporation unless certain relief provisions apply.  We believe that BXP is organized and qualified as a REIT and intends to operate in a manner that will allow BXP to continue to qualify as a REIT.  However, we cannot assure you that BXP is qualified as such, or that it will remain qualified as such in the future.  This is because qualification as a REIT involves the application of highly technical and complex provisions of the Code as to which there are only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control.  Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT for federal income tax purposes or the federal income tax consequences of such qualification.

In addition, we currently hold certain of our properties through subsidiaries that have elected to be taxed as REITs and we may in the future determine that it is in our best interests to hold one or more of our other properties through one or more subsidiaries that elect to be taxed as REITs.  If any of these subsidiaries fails to qualify as a REIT for federal income tax purposes, then BXP may also fail to qualify as a REIT for federal income tax purposes.

If BXP or any of its subsidiaries that are REITs fails to qualify as a REIT then, unless certain relief provisions apply, it will face serious tax consequences that will substantially reduce the funds available for payment of dividends for each of the years involved because:

- BXP would not be allowed a deduction for dividends paid to stockholders in computing its taxable income and would be subject to federal income tax at regular corporate rates;

- BXP also could be subject to the federal alternative minimum tax for tax years ending before January 1, 2018 and possibly increased state and local taxes; and

- unless BXP is entitled to relief under statutory provisions, BXP could not elect to be subject to tax as a REIT for four taxable years following the year during which it was disqualified.

In addition, if BXP fails to qualify as a REIT and the relief provisions do not apply, it will no longer be required to pay dividends.  As a result of all these factors, BXP's failure to qualify as a REIT could impair our ability to raise capital and expand our business, and it would adversely affect the value of BXP's common stock.  If BXP or any of its subsidiaries that are REITs fails to qualify as a REIT but is eligible for certain relief provisions, then it may retain its status as a REIT, but may be required to pay a penalty tax, which could be substantial.

### In order to maintain BXP's REIT status, we may be forced to borrow funds during unfavorable market conditions.

In order to maintain BXP's REIT status, we may need to borrow funds on a short-term basis to meet the REIT distribution requirements, even if the then-prevailing market conditions are not favorable for these borrowings.  To qualify as a REIT, BXP generally must distribute to its stockholders at least 90% of its taxable income each year, excluding capital gains and with certain other adjustments.  In addition, BXP will be subject to a 4% nondeductible excise tax on the amount, if any, by which dividends paid in any calendar year are less than the sum of 85% of ordinary income, 95% of capital gain net income and 100% of undistributed income from prior years.  We may need short-term debt or long-term debt or proceeds from asset sales, creation of joint ventures or sales of common stock to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments.  Any inability of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short- and long-term debt or sell equity securities in order to fund distributions required to maintain BXP's REIT status.

### We may be subject to adverse legislative or regulatory tax changes that could negatively impact our financial condition.

At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended, including with respect to our hotel ownership structure.  We cannot predict if or when any new U.S. federal income tax law, regulation, or administrative interpretation, or any amendment to any existing U.S. federal income tax law, Treasury regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively.  BXP, its taxable REIT subsidiaries, and our securityholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, Treasury regulation or administrative interpretation.

### We face possible adverse state and local tax audits and changes in state and local tax laws.

Because BXP is organized and qualifies as a REIT, it is generally not subject to federal income taxes, but we are subject to certain state and local taxes.  In the normal course of business, certain entities through which we own real estate either have undergone, or are currently undergoing, tax audits.  Although we believe that we have substantial arguments in favor of our positions in the ongoing audits, in some instances there is no controlling precedent or interpretive guidance on the specific point at issue.  Collectively, tax deficiency notices received to date from the jurisdictions conducting the ongoing audits have not been material.  However, there can be no assurance that future audits will not occur with increased frequency or that the ultimate result of such audits will not have a material adverse effect on our results of operations.

From time to time changes in state and local tax laws or regulations are enacted, which may result in an increase in our tax liability.  A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of such changes.  If such changes occur, we may be required to pay additional taxes on our assets or income.  These increased tax costs could adversely affect our financial condition and results of operations and the amount of cash available for the payment of dividends and distributions to our securityholders.

**General Risk Factors**

*Changes in market conditions could adversely affect the market price of BXP's common stock.*

As with other publicly traded equity securities, the value of BXP's common stock depends on various market conditions that may change from time to time.  Among the market conditions that may affect the value of BXP's common stock are the following:

- the extent of investor interest in our securities;

- the general reputation of REITs and the sentiment towards the office sector and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

- our underlying asset value;

- investor confidence in the stock and bond markets, generally;

- national economic conditions;

- changes in tax laws;

- our financial performance;

- changes in our credit ratings;

- differences between the yields paid on other investments available in the market and BXP's dividend yield; and

- general stock and bond market conditions, including changes in interest rates.

The market value of BXP's common stock is based primarily upon the market's perception of our growth potential and our current and potential future earnings and cash dividends.  Consequently, BXP's common stock may trade at prices that are greater or less than BXP's net asset value per share of common stock.  If our future earnings or cash dividends are less than expected, it is likely that the market price of BXP's common stock will diminish.

*Further issuances of equity securities may be dilutive to current securityholders.*

The interests of our existing securityholders could be diluted if additional equity securities are issued to finance future developments, acquisitions or repay indebtedness.  Our ability to execute our business strategy depends on our access to an appropriate blend of debt financing, including unsecured lines of credit and other forms of secured and unsecured debt, and equity financing, including common and preferred equity.

*The number of shares available for future sale could adversely affect the market price of BXP's stock.*

In connection with and subsequent to BXP's initial public offering, we have completed private placement transactions in which shares of stock of BXP or partnership interests in BPLP were issued to owners of properties we acquired or to institutional investors.  This common stock, or common stock issuable in exchange for such partnership interests in BPLP, may be sold in the public securities markets over time under registration rights we granted to these investors.  Additional common stock issuable under our employee benefit and other incentive plans, including as a result of the grant of stock options and restricted equity securities, may also be sold in the market at some time in the future.  Future sales of BXP common stock in the market could adversely affect the price of its common stock.  We cannot predict the effect the perception in the market that such sales may occur will have on the market price of BXP's common stock.

*Our involvement in legal proceedings and other claims may result in substantial monetary and other costs that have a material adverse effect on our results of operations.*

From time to time, we are involved in legal proceedings and other claims.  We may also be named as defendants in lawsuits allegedly arising out of our actions or the actions of our vendors, contractors, clients or other contractual parties in which such parties have agreed to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities arising in connection with their respective businesses and/or added as an additional insured under certain insurance policies.  An unfavorable resolution of any legal proceeding or other claim could have a material adverse effect on our financial condition or results from operations.  Regardless of their outcome, legal proceedings and other claims may result in substantial costs and expenses and significantly divert the attention of our management.  With respect to any legal proceeding or other claim, there can be no assurance that we will be able to prevail, or achieve a favorable settlement or outcome, or that our insurance or the insurance and/or any contractual indemnities of our vendors, contractors, clients or other contractual parties will be sufficient to cover all of our defense costs or any resulting liabilities.

***Changes in accounting pronouncements could adversely affect our operating results, in addition to the reported financial performance of our clients.***

Accounting policies and methods are fundamental to how we record and report our financial condition and results of operations.  Uncertainties posed by various initiatives of accounting standard-setting by the Financial Accounting Standards Board and the Securities and Exchange Commission, which create and interpret applicable accounting standards for U.S. companies, may change the financial accounting and reporting standards or their interpretation and application of these standards that govern the preparation of our financial statements.  Changes include, but are not limited to, changes in revenue recognition, lease accounting and the adoption of accounting standards likely to require the increased use of "fair-value" measures.

These changes could have a material impact on our reported financial condition and results of operations.  In some cases, we could be required to apply a new or revised standard retroactively, resulting in potentially material restatements of prior period financial statements.  Similarly, these changes could have a material impact on our clients' reported financial condition or results of operations or could affect our clients' preferences regarding leasing real estate.

## Item 1B.  *Unresolved Staff Comments.*

None.

## Item 1C.  *Cybersecurity.*

Our information technology ("IT") networks and related systems are essential to the efficient operation of our business and our ability to perform day-to-day operations (including managing our building systems and accounting for our business operations).  In some cases, our clients' operations depend on our building systems.  The risk of a security breach, incident, compromise or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased.  Like other businesses, we have been, and expect to continue to be, subject to attempts at unauthorized access of our network, mishandling or misuse, computer viruses or malware, cyber-attacks and intrusions and other events of varying degrees.  To date, these events have not, individually or in the aggregate, had a material adverse effect on our operations or business.  In addition, we are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, that have materially affected or are reasonably likely to materially affect our Company, including our business strategy, results of operations, or financial condition. See *Item 1A. "Risk Factors"* for additional discussion of the cybersecurity risks related to our Company.

### *Cybersecurity Risk Management & Strategy*

We have implemented and maintain a cybersecurity program that is designed to identify, assess and manage risks from cybersecurity threats and was established by reference to the National Institute of Standards and Technology ("NIST") Cybersecurity Framework.  The primary goal of our cybersecurity program is to prevent cybersecurity incidents to the extent feasible, while simultaneously increasing our system resilience in an effort to minimize the business impact should an incident occur.  We aim to take an active approach to monitoring and evaluating our cybersecurity threat environment and risk profile as part of our cybersecurity program, which is administered by our information systems ("IS") department and led by our Senior Vice President, Chief Information Officer ("CIO").  Our CIO is primarily responsible for the direction and implementation of technology, applications and security at BXP and has 30 years of technology experience developed across multiple industries, including commercial real estate, in guiding organizations through strategic initiatives that span technology, cybersecurity, and digital transformations.

We maintain written information security policies and procedures, including a Cybersecurity Incident Response Plan ("CIRP") for incidents involving potential or actual compromises of information security.  Our CIRP is overseen by the cyber executive response team, which is chaired by our Vice President, Risk Management and includes representatives from our IS and legal departments.  In the event of a cybersecurity incident, we have established procedures to (i) mobilize third-party subject matter experts and (ii) notify executive leadership and the Audit Committee and/or the full Board of Directors, in each case, as appropriate.

As part of our overall cybersecurity program, we also conduct:

- <u>Regular assessments of our cybersecurity program</u>. We assess our cybersecurity program against the NIST Cybersecurity Framework through annual internal assessments, and, every two years, we engage a third-party consultant to conduct an additive cyber assessment. These assessments review, among other things, our IT security measures and activities for alignment with the NIST Cybersecurity Framework.

- <u>Periodic penetration testing & vulnerability assessments</u>. On an annual basis, we engage a third-party consultant to conduct two penetration tests per year. We also conduct vulnerability assessments on a monthly basis.

- <u>Regular cybersecurity awareness trainings & simulations</u>. We conduct cybersecurity awareness training for employees and primary on-site providers during onboarding and at least annually thereafter. In addition to annual trainings, we conduct regular phishing simulations in an effort to raise awareness of spoofed or manipulated electronic communications and other security threats, as well as annual tabletop simulations.

In addition, our internal audit function integrates the assessment and identification of cybersecurity-related risks into our annual overall enterprise risk assessment ("ERA"). The ERA process is designed to assess and identify the key risks that management believes could adversely impact our business operations or impede the achievement of our business objectives, which includes an assessment of our cybersecurity program and the cybersecurity-related risks that we face. To the extent the ERA identifies a heightened cybersecurity-related risk(s), we have implemented a process for the risk(s) to be presented to the Audit Committee and the full Board of Directors, as appropriate.

We utilize certain third-party service providers to perform select functions. These third-party service providers also face cybersecurity threats, and a cybersecurity incident impacting any of our third-party service providers could also indirectly affect our operations, performance and results of operations. To date, none of our third-party service providers' cybersecurity incidents have been, individually or in the aggregate, material to us. We have a data security committee, consisting of members from various BXP departments, including IS, legal and risk management, that meets periodically to assess, identify and manage cybersecurity risks related to certain third-party service providers and to protect our critical financial and sensitive business information, as well as personally identifiable information (collectively, "Sensitive Information"). The data security committee has implemented processes for evaluating the risk profile of those service providers that handle or have access to Sensitive Information, which informs applicable contractual obligations with these service providers. This evaluation, which occurs prior to onboarding, is designed to consider the nature of the services to be provided, the level of sensitivity and quantity of the information that the service provider handles or has access to, and the identity of the service provider.

*Cybersecurity Governance*

Our Board of Directors is primarily responsible for risk oversight and discharges its responsibility directly and indirectly through its committees. In general, our risk management is designed to be facilitated through a top-down and bottom-up communication structure whereby the Board and/or its committees provide oversight and direction, and management is charged with the day-to-day management of risks, regular assessment of the risk environment and regular reporting to the Board, which may include management reports and reports from outside advisors and consultants engaged by the Board, a specific committee or management, as appropriate. This overall risk management and oversight framework includes risks related to cybersecurity threats.

Pursuant to its charter, the Audit Committee oversees management's risk management processes related to assessing, identifying and managing cybersecurity risks in an effort to, among other things, help align our risk exposure with our strategic objectives. Our CIO meets with our Audit Committee at least two times each year to discuss, among other things, recent trends in cyber risks, cybersecurity incidents, if any, and our cybersecurity defense strategy to protect against cyber-attacks and intrusions. These discussions with the Audit Committee are led by our CIO and senior management. The Audit Committee provides regular updates to the full Board of Directors on matters under its purview, including risk management and cybersecurity matters.

**Item 2.** *Properties.*

At December 31, 2025, we owned or had joint venture interests in 179 commercial real estate properties, aggregating approximately 52.6 million net rentable square feet of primarily premier workplaces, including eight properties under construction/redevelopment totaling approximately 3.5 million net rentable square feet. Our properties consisted of (1) 157 office and life sciences properties (including four properties under construction/ redevelopment), (2) 14 retail properties (including one property under construction), (3) seven residential properties (including three properties under construction) and (4) one hotel. The table set forth below shows information relating to the properties we owned, or in which we had an ownership interest, at December 31, 2025, and it includes properties held by both consolidated and unconsolidated joint ventures.

| Properties | Location | % Occupied as of December 31, 2025 (1) | Number of Buildings | Net Rentable Square Feet |
|---|---|---|---|---|
| **Office** | | | | |
| 767 Fifth Avenue (The GM Building) (60% ownership) | New York, NY | 98.8 % | 1 | 1,970,335 |
| 200 Clarendon Street | Boston, MA | 99.9 % | 1 | 1,700,914 |
| 601 Lexington Avenue (55% ownership) | New York, NY | 99.9 % | 1 | 1,671,682 |
| 399 Park Avenue | New York, NY | 100.0 % | 1 | 1,567,470 |
| Salesforce Tower | San Francisco, CA | 98.0 % | 1 | 1,420,682 |
| 800 Boylston Street - The Prudential Center | Boston, MA | 95.7 % | 1 | 1,274,213 |
| 7 Times Square (55% ownership) | New York, NY | 80.2 % | 1 | 1,238,724 |
| 100 Federal Street (55% ownership) | Boston, MA | 92.5 % | 1 | 1,233,943 |
| Colorado Center (50% ownership) (2) | Santa Monica, CA | 89.6 % | 6 | 1,130,066 |
| Santa Monica Business Park | Santa Monica, CA | 83.4 % | 14 | 1,104,377 |
| 599 Lexington Avenue | New York, NY | 89.8 % | 1 | 1,104,276 |
| Reston Next | Reston, VA | 97.9 % | 2 | 1,063,299 |
| 250 West 55th Street | New York, NY | 98.3 % | 1 | 966,976 |
| Embarcadero Center Four | San Francisco, CA | 87.9 % | 1 | 945,594 |
| 111 Huntington Avenue - The Prudential Center | Boston, MA | 100.0 % | 1 | 860,446 |
| 200 Fifth Avenue (26.69% ownership) (2) | New York, NY | 59.0 % | 1 | 846,506 |
| Embarcadero Center One | San Francisco, CA | 70.1 % | 1 | 838,051 |
| Embarcadero Center Two | San Francisco, CA | 73.4 % | 1 | 804,891 |
| Atlantic Wharf Office (55% ownership) | Boston, MA | 100.0 % | 1 | 793,024 |
| Gateway Commons (50% Ownership) (2) (3) | South San Francisco, CA | 67.1 % | 5 | 792,728 |
| Embarcadero Center Three | San Francisco, CA | 75.6 % | 1 | 786,411 |
| Safeco Plaza (33.67% ownership) (2) | Seattle, WA | 77.5 % | 1 | 762,541 |
| Madison Centre | Seattle, WA | 82.1 % | 1 | 754,011 |
| 7750 Wisconsin Avenue (50% ownership) (2) | Bethesda, MD | 100.0 % | 1 | 735,573 |
| Dock 72 (50% ownership) (2) | Brooklyn, NY | 42.7 % | 1 | 668,521 |
| 100 Causeway Street (50% ownership) (2) | Boston, MA | 100.0 % | 1 | 633,818 |
| South of Market | Reston, VA | 100.0 % | 3 | 624,387 |
| Mountain View Research Park (4) | Mountain View, CA | 53.9 % | 16 | 571,884 |
| Fountain Square | Reston, VA | 95.0 % | 2 | 524,113 |

| Properties | Location | % Occupied as of December 31, 2025 (1) | Number of Buildings | Net Rentable Square Feet |
|---|---|---|---|---|
| 901 New York Avenue | Washington, DC | 82.4 % | 1 | 524,021 |
| 680 Folsom Street | San Francisco, CA | 59.2 % | 2 | 522,406 |
| 101 Huntington Avenue - The Prudential Center | Boston, MA | 100.0 % | 1 | 506,476 |
| 145 Broadway | Cambridge, MA | 99.6 % | 1 | 490,086 |
| 2100 Pennsylvania Avenue | Washington, DC | 95.0 % | 1 | 475,849 |
| 2200 Pennsylvania Avenue | Washington, DC | 89.3 % | 1 | 460,039 |
| 360 Park Avenue South (71.11% ownership) (2) | New York, NY | 33.2 % | 1 | 448,112 |
| Bay Colony Corporate Center | Waltham, MA | 79.7 % | 2 | 435,917 |
| One Freedom Square | Reston, VA | 87.8 % | 1 | 427,646 |
| Two Freedom Square | Reston, VA | 100.0 % | 1 | 423,222 |
| 325 Main Street | Cambridge, MA | 96.5 % | 1 | 406,824 |
| The Hub on Causeway - Podium (50% ownership) (2) | Boston, MA | 94.8 % | 1 | 382,988 |
| 888 Boylston Street - The Prudential Center | Boston, MA | 96.2 % | 1 | 377,574 |
| One and Two Discovery Square | Reston, VA | 89.7 % | 2 | 366,989 |
| Weston Corporate Center | Weston, MA | 12.6 % | 1 | 356,995 |
| 510 Madison Avenue | New York, NY | 80.3 % | 1 | 352,589 |
| One Reston Overlook | Reston, VA | 100.0 % | 1 | 319,519 |
| 535 Mission Street | San Francisco, CA | 86.3 % | 1 | 303,322 |
| Waltham Weston Corporate Center | Waltham, MA | 73.0 % | 1 | 301,611 |
| 230 CityPoint | Waltham, MA | 97.0 % | 1 | 299,304 |
| Wisconsin Place Office | Chevy Chase, MD | 52.6 % | 1 | 295,845 |
| 17Fifty Presidents Street | Reston, VA | 100.0 % | 1 | 275,809 |
| Democracy Tower | Reston, VA | 99.3 % | 1 | 259,441 |
| 355 Main Street | Cambridge, MA | 100.0 % | 1 | 256,966 |
| 1330 Connecticut Avenue | Washington, DC | 95.9 % | 1 | 253,375 |
| 10 CityPoint | Waltham, MA | 98.6 % | 1 | 236,570 |
| 510 Carnegie Center | Princeton, NJ | 72.4 % | 1 | 234,160 |
| 500 North Capitol Street, N.W. (30% ownership) (2) | Washington, DC | 96.8 % | 1 | 230,900 |
| 90 Broadway | Cambridge, MA | 100.0 % | 1 | 223,771 |
| 255 Main Street | Cambridge, MA | 82.5 % | 1 | 215,394 |
| 20 CityPoint | Waltham, MA | 98.1 % | 1 | 211,476 |
| 77 CityPoint | Waltham, MA | 90.2 % | 1 | 209,382 |
| Sumner Square | Washington, DC | 92.9 % | 1 | 208,797 |
| University Place | Cambridge, MA | 100.0 % | 1 | 195,282 |
| North First Business Park (5) | San Jose, CA | 58.4 % | 5 | 191,033 |
| 890 Winter Street | Waltham, MA | 88.6 % | 1 | 180,155 |
| 150 Broadway | Cambridge, MA | 100.0 % | 1 | 177,226 |
| Capital Gallery | Washington, DC | 77.3 % | 1 | 176,909 |
| Reservoir Place (6) | Waltham, MA | 55.0 % | 1 | 164,993 |
| 206 Carnegie Center | Princeton, NJ | — % | 1 | 161,763 |
| 210 Carnegie Center | Princeton, NJ | 27.5 % | 1 | 159,468 |
| Kingstowne Two | Alexandria, VA | 53.5 % | 1 | 157,163 |
| 105 Broadway | Cambridge, MA | 100.0 % | 1 | 152,664 |

| Properties | Location | % Occupied as of December 31, 2025 (1) | Number of Buildings | Net Rentable Square Feet |
|---|---|---|---|---|
| 212 Carnegie Center | Princeton, NJ | 69.9 % | 1 | 148,942 |
| 214 Carnegie Center | Princeton, NJ | 62.8 % | 1 | 146,799 |
| 2440 West El Camino Real | Mountain View, CA | 56.3 % | 1 | 142,711 |
| 506 Carnegie Center | Princeton, NJ | 95.1 % | 1 | 139,050 |
| Two Reston Overlook | Reston, VA | 100.0 % | 1 | 134,615 |
| 508 Carnegie Center | Princeton, NJ | 100.0 % | 1 | 134,433 |
| 202 Carnegie Center | Princeton, NJ | 73.7 % | 1 | 134,068 |
| 804 Carnegie Center | Princeton, NJ | 100.0 % | 1 | 130,000 |
| 101 Carnegie Center | Princeton, NJ | 81.8 % | 1 | 122,791 |
| 504 Carnegie Center | Princeton, NJ | 100.0 % | 1 | 121,990 |
| 502 Carnegie Center | Princeton, NJ | 94.8 % | 1 | 121,460 |
| 1265 Main Street (50% ownership) (2) | Waltham, MA | 100.0 % | 1 | 120,681 |
| 701 Carnegie Center | Princeton, NJ | 100.0 % | 1 | 120,000 |
| 153 Second Avenue | Waltham, MA | 100.0 % | 1 | 104,278 |
| 104 Carnegie Center | Princeton, NJ | 72.2 % | 1 | 101,969 |
| 103 Carnegie Center | Princeton, NJ | 69.1 % | 1 | 96,322 |
| Reston Next Office Phase II | Reston, VA | 6.0 % | 1 | 86,629 |
| Reservoir Place North | Waltham, MA | 100.0 % | 1 | 73,258 |
| 32 Hartwell Avenue | Lexington, MA | 100.0 % | 1 | 69,154 |
| 302 Carnegie Center | Princeton, NJ | 100.0 % | 1 | 64,926 |
| 211 Carnegie Center | Princeton, NJ | — % | 1 | 47,025 |
| 92 Hayden Avenue | Lexington, MA | 100.0 % | 1 | 31,100 |
| 690 Folsom Street | San Francisco, CA | 100.0 % | 1 | 26,080 |
| 201 Carnegie Center | Princeton, NJ | 100.0 % | — | 6,500 |
| Subtotal for Office Properties | | 86.8 % | 143 | 44,824,268 |
| Life Sciences | | | | |
| 180 CityPoint | Waltham, MA | 55.2 % | 1 | 329,195 |
| 200 West Street | Waltham, MA | 86.1 % | 1 | 273,361 |
| 125 Broadway | Cambridge, MA | 100.0 % | 1 | 271,000 |
| 880 Winter Street | Waltham, MA | 92.3 % | 1 | 243,614 |
| 300 Binney Street (55% ownership) | Cambridge, MA | 100.0 % | 1 | 239,908 |
| 103 CityPoint | Waltham, MA | — % | 1 | 112,842 |
| 33 Hayden Avenue | Lexington, MA | 100.0 % | 1 | 80,872 |
| 250 Binney Street | Cambridge, MA | 100.0 % | 1 | 67,362 |
| 100 Hayden Avenue | Lexington, MA | 100.0 % | 1 | 55,924 |
| 211 Second Avenue | Waltham, MA | 51.2 % | 1 | 49,815 |
| Subtotal for Life Sciences Properties | | 80.2 % | 10 | 1,723,893 |
| Retail | | | | |
| The Prudential Center (retail shops) | Boston, MA | 95.7 % | 1 | 590,080 |
| Fountain Square Retail | Reston, VA | 90.9 % | 1 | 196,421 |
| Kingstowne Retail | Alexandria, VA | 100.0 % | 1 | 88,288 |
| Santa Monica Business Park Retail | Santa Monica, CA | 86.8 % | 7 | 73,006 |
| Star Market at the Prudential Center | Boston, MA | 100.0 % | 1 | 60,015 |

| Properties | Location | % Occupied as of December 31, 2025 (1) | Number of Buildings | Net Rentable Square Feet |
|---|---|---|---|---|
| Avant Retail | Reston, VA | 100.0 % | 1 | 26,179 |
| The Point | Waltham, MA | 100.0 % | 1 | 16,300 |
| Subtotal for Retail Properties | | 95.0 % | 13 | 1,050,289 |
| **Residential** | | | | |
| Skymark - Reston Next Residential (508 units) (20% ownership) (2) | Reston, VA | 93.5 % | 1 | 417,036 |
| The Skylyne (402 units) | Oakland, CA | 93.3 % | 1 | 330,996 |
| Hub50House (440 units) (50% ownership) (2) | Boston, MA | 93.2 % | 1 | 320,444 |
| The Lofts at Atlantic Wharf (86 units) (5) | Boston, MA | 91.9 % | 1 | 87,096 |
| Subtotal for Residential Properties | | 93.3 % (7) | 4 | 1,155,572 (8) |
| **Hotel** | | | | |
| Boston Marriott Cambridge (437 rooms) | Cambridge, MA | 78.7 % (9) | 1 | 334,260 (10) |
| Subtotal for Hotel Property | | 78.7 % | 1 | 334,260 |
| Subtotal for In-Service Properties | | 86.7 % | 171 | 49,088,282 |
| **Properties Under Construction/Redevelopment (11)** | | | | |
| **Office** | | | | |
| 725 12th Street (redevelopment) | Washington, DC | 87.0 % | 1 | 320,000 |
| 343 Madison Avenue | New York, NY | 29.0 % | 1 | 930,000 |
| **Laboratory/Life Sciences** | | | | |
| 290 Binney Street (55% ownership) | Cambridge, MA | 100.0 % | 1 | 573,000 |
| 651 Gateway (redevelopment) (50% ownership) (2) (12) | South San Francisco, CA | 21.0 % | 1 | 327,000 |
| **Residential** | | | | |
| 121 Broadway Street (439 units) | Cambridge, MA | — % | 1 | 492,000 |
| 17 Hartwell Avenue (312 Units) (20% ownership) (2) | Lexington, MA | — % | 1 | 290,100 |
| 290 Coles Street (670 Units) (19.46% ownership) (2) | Jersey City, NJ | — % | 1 | 560,000 |
| **Retail** | | | | |
| Reston Next Retail (13) | Reston, VA | 70.0 % | 1 | 30,000 |
| Subtotal for Properties Under Construction/ Redevelopment | | 61.2 % (14) | 8 | 3,522,100 |
| Total Portfolio | | | 179 | 52,610,382 |

(1) Represents signed leases for in-service properties for which revenue recognition has commenced in accordance with accounting principles generally accepted in the United States ("GAAP").

(2) Property is an unconsolidated joint venture.

(3) Includes 681 Gateway, which is a laboratory/life sciences property. On January 2, 2026, we sold our interest in the joint venture that owns Gateway Commons (See Note 17 to the Consolidated Financial Statements).

(4) Includes 453 Ravendale Drive.

(5) The property was sold subsequent to December 31, 2025 (See Note 17 to the Consolidated Financial Statements).

(6) During the first quarter of 2025, approximately 361,000 net rentable square feet was taken out of service to be held for future redevelopment.

(7) Percentage occupied is not included in the calculation of the Total Portfolio occupancy rate for In-Service Properties as of December 31, 2025.

(8) Includes 22,442 square feet of retail space that is approximately 42.9% occupied as of December 31, 2025. This amount is not included in the calculation of the Total Portfolio occupancy rate for In-Service Properties as of December 31, 2025.

(9) Represents the weighted-average room occupancy for the year ended December 31, 2025. This amount is not included in the calculation of the Total Portfolio occupancy rate for In-Service Properties as of December 31, 2025.

(10) Includes 4,260 square feet of retail space that is 100% occupied as of December 31, 2025.  This amount is not included in the calculation of the Total Portfolio occupancy rate for In-Service Properties as of December 31, 2025.

(11) Represents percentage leased as of February 20, 2026, including leases with future commencement dates. Percentage leased excludes 651 Gateway which was sold on January 2, 2026.

(12) The property was 27% placed in-service as of December 31, 2025. On January 2, 2026, we sold our interest in the joint venture that owns 651 Gateway (See Note 17 to the Consolidated Financial Statements).

(13) The property was fully placed in-service on January 16, 2026.

(14) Total percentage occupied excludes Residential and 651 Gateway which was sold on January 2, 2026.


## Percentage Occupied and Average Annualized Revenue per Square Foot for In-Service Properties

The following table sets forth our percentage occupied and average annualized revenue per square foot on a historical basis for our In-Service Properties.

| | December 31, | | | | |
| --- | --- | --- | --- | --- | --- |
| | 2025 | 2024 | 2023 | 2022 | 2021 |
| Percentage occupied (1) | 86.7 % | 87.5 % | 88.4 % | 88.6 % | 88.8 % |
| Average annualized revenue per square foot (2) | $83.47 | $81.21 | $78.81 | $75.99 | $73.76 |

(1) Represents the quotient obtained by dividing (A) the aggregate number of square feet subject to signed leases, excluding hotel and residential properties, for which revenue recognition has commenced in accordance with GAAP by (B) the total number of square feet in our in-service portfolio.

(2) Represents the monthly contractual base rents and recoveries from clients under existing leases as of December 31, of each year presented, multiplied by twelve. These annualized amounts are before rent abatements and include expense reimbursements, which may be estimates as of such date. The aggregate amounts of rent abatements per square foot under existing leases as of December 31, 2025, 2024, 2023, 2022 and 2021 for the succeeding twelve-month period were $3.19, $2.14, $2.47, $1.56, and $2.15, respectively.


## Top 20 Clients by Square Feet

Our 20 largest clients by square feet as of December 31, 2025 were as follows:

| | Client | Square Feet (1) | % of In-Service Portfolio (1) |
| --- | --- | --- | --- |
| 1. | Salesforce | 891,231 | 2.13 % |
| 2. | Google | 836,110 | 2.00 % |
| 3. | Fannie Mae | 710,121 | 1.70 % |
| 4. | Akamai Technologies | 658,578 | 1.58 % |
| 5. | Snap | 607,287 | 1.45 % |
| 6. | Microsoft | 599,200 | 1.43 % |
| 7. | Ropes & Gray | 522,173 | 1.25 % |
| 8. | Kirkland & Ellis | 511,174 | 1.22 % |
| 9. | Biogen | 423,664 | 1.01 % |
| 10. | Integrated Holding Group | 408,118 | 0.98 % |
| 11. | Bain Capital | 378,284 | 0.91 % |
| 12. | Marriott | 367,787 | 0.88 % |
| 13. | Allen Overy Shearman Sterling | 362,982 | 0.87 % |
| 14. | Leidos | 352,394 | 0.84 % |
| 15. | Blue Cross Blue Shield | 347,618 | 0.83 % |
| 16. | Arnold & Porter Kaye Scholer | 344,605 | 0.82 % |
| 17. | Bechtel Corporation | 340,857 | 0.82 % |
| 18. | WeWork | 337,457 | 0.81 % |
| 19. | Mass Financial Services | 313,584 | 0.75 % |
| 20. | Bank of America | 299,985 | 0.72 % |

(1) Amounts are calculated based on our consolidated portfolio square feet, plus our share of the square feet from the unconsolidated joint ventures properties (calculated based on our ownership percentage), minus our partners' share of

square feet from our consolidated joint venture properties (calculated based upon the partners' percentage ownership interests).

## Client Industry Diversification

Our client industry diversification by square feet as of December 31, 2025 was as follows:

| Sector | % of In-Service Portfolio (1) |
|---|---|
| Technology & Media | 21.0% |
| Legal Services | 17.1% |
| Financial Services - all other | 14.4% |
| Life Sciences | 8.9% |
| Real Estate & Insurance | 8.8% |
| Other Professional Services | 7.6% |
| Retail | 6.2% |
| Financial Services - commercial & investment banking | 5.7% |
| Manufacturing | 4.7% |
| Government / Public Administration | 3.0% |
| Other | 2.6% |

(1)  Amounts are calculated based on our consolidated portfolio square feet, plus our share of the square feet from the unconsolidated joint ventures properties (calculated based on our ownership percentage), minus our partners' share of square feet from our consolidated joint venture properties (calculated based upon the partners' percentage ownership interests).

## Lease Expirations (1)(2)(3)

| Year of Lease Expiration | Rentable Square Feet Subject to Expiring Leases | Current Annualized Contractual Rent Under Expiring Leases Without Future Step-Ups (4) | Current Annualized Contractual Rent Under Expiring Leases Without Future Step-Ups p.s.f. (4) | Current Annualized Contractual Rent Under Expiring Leases With Future Step-Ups (5) | Current Annualized Contractual Rent Under Expiring Leases With Future Step-Ups p.s.f. (5) | Percentage of Total Square Feet |
|---|---|---|---|---|---|---|
| 2026 | 1,226,593 | 103,023,260 | 83.99 | 105,487,118 | 86.00 | 2.58 % |
| 2027 | 1,832,213 | 138,737,924 | 75.72 | 140,026,651 | 76.42 | 3.85 % |
| 2028 | 2,958,476 | 255,254,975 | 86.28 | 268,533,265 | 90.77 | 6.22 % |
| 2029 | 3,663,446 | 284,731,310 | 77.72 | 301,580,010 | 82.32 | 7.70 % |
| 2030 | 2,631,335 | 210,016,985 | 79.81 | 221,813,826 | 84.30 | 5.53 % |
| 2031 | 2,739,124 | 242,543,446 | 88.55 | 260,181,975 | 94.99 | 5.75 % |
| 2032 | 2,753,264 | 213,979,655 | 77.72 | 249,842,156 | 90.74 | 5.78 % |
| 2033 | 3,255,888 | 270,987,694 | 83.23 | 313,999,693 | 96.44 | 6.84 % |
| 2034 | 3,553,045 | 348,737,490 | 98.15 | 389,967,585 | 109.76 | 7.46 % |
| Thereafter | 15,495,476 | 1,309,674,185 | 84.52 | 1,567,654,819 | 101.17 | 32.55 % |

(1)  Includes 100% of unconsolidated joint venture properties. Does not include residential units or the hotel.
(2)  Does not include data for leases expiring in a particular year when leases for the same space have already been signed with replacement clients with future commencement dates. In those cases, the data is included in the year in which the future lease with the replacement client expires.
(3)  Lease expirations exclude Gateway Commons and North First Business Park.  We sold our interest in the joint venture that owns Gateway Commons on January 2, 2026.  North First Business Park was sold on January 14, 2026.  See Note 17 to the Consolidated Financial Statements.
(4)  Represents the monthly contractual base rent and recoveries from clients under existing leases as of December 31, 2025 multiplied by twelve. This amount reflects total rent before any rent abatements and includes expense reimbursements, which may be estimates as of such date.
(5)  Represents the monthly contractual base rent under expiring leases with future contractual increases upon expiration and recoveries from clients under existing leases as of December 31, 2025 multiplied by twelve. This amount reflects total rent before any rent abatements and includes expense reimbursements, which may be estimates as of such date.

**Item 3.  *Legal Proceedings.***

      We are subject to various legal proceedings and claims that arise in the ordinary course of business.  Many of these matters are covered by insurance.  Management believes that the final outcome of such matters will not have a material adverse effect on our financial position, results of operations or liquidity.

**Item 4.  *Mine Safety Disclosures.***

      Not Applicable.

**PART II**

**Item 5.** *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

The common stock of BXP, Inc. is listed on the New York Stock Exchange under the symbol "BXP." At February 20, 2026, BXP had approximately 943 stockholders of record.

There is no established public trading market for BPLP's common units. On February 20, 2026, there were approximately 283 holders of record and 177,458,651 common units outstanding, 158,629,124 of which were held by BXP.

To maintain its qualification as a REIT, BXP must make annual distributions to its stockholders of at least 90% of its taxable income (not including net capital gains and with certain other adjustments). BXP has adopted a policy of paying regular quarterly dividends on its common stock, and, as BPLP's general partner, BXP has adopted a policy of paying regular quarterly distributions on common units of BPLP.

Cash distributions have been paid on the common stock of BXP and BPLP's common units since BXP's initial public offering in 1997. Distributions are declared at the discretion of the Board of Directors of BXP and depend on actual and anticipated cash from operations, our financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and other factors the Board of Directors of BXP may consider relevant.

*Stock Performance Graph*

The following graph provides a comparison of cumulative total stockholder return for the period from December 31, 2020 through December 31, 2025, among BXP, Standard & Poor's ("S&P") 500 Index, FTSE Nareit Equity REIT Total Return Index (the "Equity REIT Index") and the FTSE Nareit Office REIT Index (the "Office REIT Index"). The Equity REIT Index includes all tax-qualified equity REITs listed on the New York Stock Exchange, the American Stock Exchange and the Nasdaq Stock Market. Equity REITs are defined as those with 75% or more of their gross invested book value of assets invested directly or indirectly in the equity ownership of real estate. The Office REIT Index includes all office REITs included in the Equity REIT Index. Data for BXP, the S&P 500 Index, the Equity REIT Index and the Office REIT Index was provided to us by Nareit. Upon written request, we will provide any stockholder with a list of the REITs included in the Equity REIT Index and the Office REIT Index. The stock performance graph assumes an investment of $100 in each of BXP and the three indices, and the reinvestment of any dividends. The historical information set forth below is not necessarily indicative of future performance. The data shown is based on the share prices or index values, as applicable, at the end of each month shown.



| | As of the year ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2020** | **2021** | **2022** | **2023** | **2024** | **2025** |
| BXP, Inc. | $  100.00 | $  126.22 | $  77.52 | $  85.91 | $  96.33 | $  91.77 |
| S&P 500 Index | $  100.00 | $  128.71 | $  105.40 | $  133.10 | $  166.40 | $  196.16 |
| Equity REIT Index | $  100.00 | $  143.24 | $  108.34 | $  123.21 | $  133.97 | $  137.83 |
| Office REIT Index | $  100.00 | $  122.00 | $  76.10 | $  77.65 | $  94.35 | $  81.15 |

## *BXP*

(a) During the three months ended December 31, 2025, BXP issued an aggregate of 147,217 shares of common stock in exchange for 147,217 common units of limited partnership held by certain limited partners of BPLP. Of these shares, 67,569 shares were issued in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended. BXP relied on the exemption under Section 4(a)(2) based upon factual representations received from the limited partner who received the shares of common stock.

(b) Not Applicable.

(c) Issuer Purchases of Equity Securities.

| Period | (a) Total Number of Shares of Common Stock Purchased | | (b) Average Price Paid per Common Share | (c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | (d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet be Purchased under the Plans or Programs |
|---|---|---|---|---|---|
| October 1, 2025 – October 31, 2025 | 35 | (1) | $  70.10 | N/A | N/A |
| November 1, 2025 – November 30, 2025 | — | | — | N/A | N/A |
| December 1, 2025 – December 31, 2025 | — | | — | N/A | N/A |
| Total | 35 | | $  70.10 | N/A | N/A |

_____

(1) Represents shares of common stock of BXP surrendered by employees to BXP to satisfy such employees' tax withholding obligations in connection with the vesting of restricted common stock.

## *BPLP*

(a) Each time BXP issues shares of common stock (other than in exchange for common units when such common units are presented for redemption), it contributes the proceeds of such issuance to BPLP in return for an equivalent number of partnership units with rights and preferences analogous to the shares issued. During the three months ended December 31, 2025, in connection with issuances of common stock by BXP pursuant to purchases under the 2021 Plan, BPLP issued an aggregate of 702 common units to BXP. Such units were issued in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended.

(b) Not Applicable.

(c) Issuer Purchases of Equity Securities.

| Period | (a) Total Number of Units Purchased | | (b) Average Price Paid per Unit | (c) Total Number of Units Purchased as Part of Publicly Announced Plans or Programs | (d) Maximum Number (or Approximate Dollar Value) of Units that May Yet be Purchased |
|---|---|---|---|---|---|
| October 1, 2025 – October 31, 2025 | 35 | (1) | $  70.10 | N/A | N/A |
| November 1, 2025 – November 30, 2025 | — | | — | N/A | N/A |
| December 1, 2025 – December 31, 2025 | — | | — | N/A | N/A |
| Total | 35 | | $  70.10 | N/A | N/A |

_____

(1) Represents common units previously held by BXP that were redeemed in connection with the surrender of

shares of restricted common stock of BXP by employees to BXP to satisfy such employees' tax withholding obligations in connection with the vesting of restricted common stock.

**Item 6.** *Reserved*

Not applicable.

**Item 7.** *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

**Forward Looking Statements**

This Annual Report on Form 10-K, including the documents incorporated by reference herein, contain forward-looking statements within the meaning of the federal securities laws, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with those safe harbor provisions, in each case, to the extent applicable. The forward-looking statements are contained principally, but not only, under the captions *"Business — Business and Growth Strategies" "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."* We caution investors that forward-looking statements are based on current beliefs, expectations of future events and assumptions made by, and information currently available to, our management. When used, the words "anticipate," "believe," "budget," "could," "estimate," "expect," "intend," "may," "might," "plan," "project," "should," "will," and similar expressions that do not relate solely to historical matters are intended to identify forward-looking statements. These statements are subject to risks, uncertainties and assumptions and are not guarantees of future performance or occurrences, which may be affected by known and unknown risks, trends, uncertainties and factors that are, in some cases, beyond our control. If one or more of these known or unknown risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may differ materially from those expressed or implied by the forward-looking statements. We caution you that, while forward-looking statements reflect our good-faith beliefs when we make them, they are not guarantees of future performance or occurrences and are impacted by actual events when they occur after we make such statements. Accordingly, investors should use caution in relying on forward-looking statements, which are based on results, trends and assumptions at the time they are made, to anticipate future results or trends.

Some of the risks and uncertainties that may cause actual results to differ materially from those expressed or implied by the forward-looking statements include the following risks and uncertainties, among others:

- volatile or adverse economic, capital markets and political conditions, including continued inflation, elevated interest rates, supply chain disruptions, policy changes related to tariffs and prolonged government shutdowns or disruptions, which may directly or indirectly impact us, our current clients and our prospective clients, including their demand for office space, and the costs and availability of construction materials and the economic returns on our construction and development activities;

- volatile or adverse geopolitical conflicts and dislocations in the credit markets could adversely affect economic conditions and/or restrict our access to cost-effective capital, which could have a material adverse effect on our business opportunities, results of operations and financial condition;

- risks associated with the availability and terms of financing, the use of debt to fund acquisitions and developments or refinance existing indebtedness, including the impact of higher interest rates on the cost and/or availability of financing and the use of forward interest rate contracts and derivatives and the effectiveness of such arrangements;

- general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases on attractive terms, sustained changes in client preferences and space utilization, dependence on clients' financial condition, and competition from other developers, owners and operators of real estate);

- failure to integrate acquisitions and developments successfully;

- risks and uncertainties affecting property development and construction;

- the ability of our joint venture partners to satisfy their obligations;

- risks associated with actual or threatened terrorist attacks;

- costs of compliance with the Americans with Disabilities Act and other similar laws;

- potential liability for uninsured losses and environmental contamination;

- risks associated with climate change and severe weather events, as well as the regulatory efforts intended to reduce the effects of climate change;

- risks associated with our use of AI and cyber security breaches, incidents and compromises, as well as other significant disruptions of our information technology (IT) networks and related systems, which support our operations and our buildings;

- risks associated with legal proceedings and other claims that could result in substantial monetary damages and other costs;

- risks associated with BXP's potential failure to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code");

- possible adverse changes in tax and environmental laws;

- the impact of newly adopted accounting principles on our accounting policies and on period-to-period comparisons of financial results;

- risks associated with possible state and local tax audits; and

- risks associated with our dependence on key personnel whose continued service is not guaranteed.

The risks set forth above are not exhaustive.  Other sections of this report, including *"Part I, Item 1A—Risk Factors,"* include additional factors that could adversely affect our business and financial performance.  Moreover, we operate in a very competitive and rapidly changing environment.  New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can we assess the impact of all risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  Given these risks and uncertainties, investors should not unduly rely on forward-looking statements as a prediction of actual results.  Investors should also refer to our Quarterly Reports on Form 10-Q for future periods and Current Reports on Form 8-K as we file them with the SEC, and to other materials we may furnish to the public from time to time through Current Reports on Form 8-K or otherwise, for a discussion of risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements.  We expressly disclaim any responsibility to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events, or otherwise, and you should not rely upon these forward-looking statements after the date of this report.

## Overview

BXP is one of the largest publicly traded office REITs (based on total market capitalization as of December 31, 2025) in the United States that develops, owns, and manages primarily premier workplaces.  Our properties are concentrated in six dynamic gateway markets in the U.S. - Boston, Los Angeles, New York, San Francisco, Seattle and Washington, DC.

We generate revenue and cash primarily by leasing premier workplaces to our clients.  We consider premier workplaces to be well-located buildings that are modern structures or have been modernized to compete with newer buildings, are professionally managed and maintained, and offer a number and type of amenities that are in high demand by clients that are focused on the importance of the physical work environment in recruiting and retaining the best and brightest employees.  As such, these properties attract creditworthy clients and command upper-tier rental rates in their markets.  We do not consider the expression "premier workplaces" a classification of our properties in accordance with any standard listing criteria in the real estate industry.  We therefore caution investors that our use and definition of "premier workplaces" may be different than the use and definition of similar expressions and traditional classifications that may be used by other companies.

When making leasing decisions, we consider, among other things, the creditworthiness of the client and the industry in which it conducts business, the length of the lease, the rental rate to be paid at inception and throughout the lease term, the amount of any security deposit or letter of credit posted by the client, the costs of tenant improvement allowances, free rent periods and other landlord concessions, anticipated operating expenses and real estate taxes, the date by which we expect to begin revenue recognition for the lease under GAAP, current and anticipated vacancy in our properties and the market overall (including sublease space), current and expected future demand for the space, the impact of other clients' expansion rights and general economic factors.

We believe our key competitive advantages are our commitments to the office asset class and to our clients as many competitors have divested from the sector, a strong balance sheet with access to capital in the secured and unsecured debt markets and the private and public equity markets, and the high quality of our portfolio of premier workplaces.  Our core strategy has always been to develop, acquire and manage premier workplaces in gateway markets with high barriers-to-entry and attractive demand drivers and to focus on executing long-term leases with financially strong clients that are diverse across market sectors.  We believe this strategy provides a competitive advantage as our clients are interested in leasing space in vibrant, amenitized and accessible premier workplaces.  This interest has accelerated the flight to quality in the office market.  Over the past several years, BXP's experience and performance has diverged from the larger market and media sentiment, as premier workplaces have outperformed the broader office market consistently and substantially in both rental rates achieved and occupancy.  We believe this divergence validates our strategy and differentiates BXP from other office companies.

Premier workplaces in our five traditional central business district ("CBD") markets (Boston, New York, San Francisco, Seattle and Washington, DC) have consistently outperformed the broader office market in those CBDs on several key metrics, including occupancy, net absorption levels, rental rates and landlord concessions.  This outperformance is evident in BXP's portfolio where we derive approximately 90% of our share of annualized rental obligations from predominantly premier workplaces located in CBDs.  We define annualized rental obligations as the monthly contractual base rent (excluding percentage rent and rent abatements) and budgeted reimbursements from clients under existing leases as of December 31, 2025, multiplied by twelve.  Our share of annualized rental obligations is calculated as the consolidated amount, plus our share of the amount from our unconsolidated joint ventures (calculated based on our economic percentage ownership interest), less our partners' share of the amount from our consolidated joint ventures (calculated based on the partners' economic percentage ownership interest).  As of December 31, 2025, our CBD assets were 89.8% occupied and 92.5% leased (including vacant space for which we have signed leases that have not yet commenced in accordance with GAAP).

As of December 31, 2025, the weighted-average remaining lease term for (1) our in-place leases, based on square feet, including those signed by our unconsolidated joint ventures but excluding residential units, was approximately 7.9 years, and (2) our 20 largest clients, based on square feet, was approximately 9.8 years.  Through year-end 2027, we have relatively low exposure to contractual lease expirations with approximately 7.2% of our share of the square footage of our in-service portfolio expiring.

During the fourth quarter of 2025, BXP continued to successfully execute on the multi-year strategic action plan introduced at our September 2025 Investor Day.  The action plan focuses on earnings growth, which we expect will be achieved through a combination of increased occupancy and development deliveries, and reducing leverage through asset sales and retention of cash flow.  Our progress reflects steady advancement across each of these key priorities.

Growth in Funds from Operations ("FFO") per share depends in large part on the success of our leasing activity.  Leasing momentum remained strong during the fourth quarter of 2025, as we signed leases for more than 1.8 million square feet.

Consistent with the asset sales program outlined at our September 2025 Investor Day, as of February 20, 2026, BXP completed property sales with an aggregate gross sales price of approximately $1.17 billion.  These asset sales enhance balance sheet flexibility and support our capital needs and strategic priorities, and fall into the following categories:

- Land Sales: Multiple land dispositions across our Boston, San Francisco and Washington, DC regions which aggregated a gross sales price of approximately $266.4 million.

- Residential Sales: The sales of Proto in Cambridge, Massachusetts and Signature in Reston, Virginia which aggregated a gross sales price of approximately $407.5 million.

- Non-Strategic Office Sales: The sale of 140 Kendrick Street in Needham, Massachusetts, and BXP's ownership interests in Gateway Commons in South San Francisco, California and Market Square North in Washington, DC which aggregated a gross sales price of approximately $491.5 million.

*Outlook*

Leasing conditions across BXP's portfolio remain constructive.  Fourth quarter and full-year 2025 leasing results exceeded expectations, supporting anticipated occupancy gains throughout 2026.  While market conditions continue to vary by region, demand remains concentrated in our highest-quality CBD assets, particularly in Midtown Manhattan, the Back Bay of Boston, Reston Town Center, and select submarkets in San Francisco.

Looking ahead, in-service vacant space leasing and coverage of near-term expirations are expected to be the primary drivers of occupancy and same-store revenue growth. With a manageable level of 2026 expirations, a growing pipeline of active negotiations, and a meaningful number of executed leases scheduled to commence this year, we remain on track to achieve occupancy improvements by year-end 2026, consistent with the targets outlined at our September 2025 Investor Day.

On the supply side, new office construction has effectively halted, improving long-term supply-demand fundamentals across many of our markets. Capital markets sentiment toward the office sector continues to improve, evidenced by increasing private market transaction activity and greater availability of debt and equity capital at more attractive pricing. This backdrop is expected to support both our leasing momentum and continued progress on our strategic asset sales and capital recycling initiatives throughout 2026.

*Leasing Activity and Occupancy*

Although all of the markets in which we operate still need consistent incremental absorption to constitute a macro recovery, we continue to see pockets of strength where low availability is driving constructive client behavior. As clients choose premier workplaces in sound financial condition with building owners that are committed to their properties for the long term and operated by the best property management teams, we expect to continue to be successful in gaining market share.

In the fourth quarter of 2025, we executed 87 leases totaling more than 1.8 million square feet with a weighted-average lease term of approximately 11.3 years.

At December 31, 2025, BXP's total in-service portfolio occupancy was 86.7%, an increase of 70 basis points from the third quarter of 2025. BXP's total portfolio was 89.4% leased (including vacant space for which we have signed leases that have not yet commenced revenue recognition in accordance with GAAP), an increase of 60 basis points from the third quarter of 2025.

An overview of the leasing activity in each of our regions for the three months ended December 31, 2025 is set forth in the table below. Amounts shown are in square feet, except for percentages, and include 100% of the unconsolidated joint venture properties.

| Region | Leases executed (2) | Leases commenced (1) | | Change in second generation cash rents, net (3) | Occupancy | Leased (4) |
| | | Total | Second generation space vacant < 1 Year | | | |
|---|---|---|---|---|---|---|
| Boston | 363,248 | 330,378 | 213,655 | 15.35 % | 91.9 % | 93.1 % |
| Los Angeles | 2,971 | 9,117 | 6,644 | (6.27)% | 86.5 % | 87.0 % |
| New York | 563,236 | 486,371 | 374,256 | (3.91)% | 83.8 % | 89.4 % |
| San Francisco | 368,189 | 148,903 | 57,133 | (30.47)% | 77.0 % | 79.2 % |
| Seattle | 4,393 | 26,039 | 13,105 | (9.51)% | 79.8 % | 81.3 % |
| Washington, DC | 509,103 | 296,353 | 234,006 | (15.91)% | 91.7 % | 93.8 % |
| Total / Weighted Average | 1,811,140 | 1,297,161 | 898,799 | (5.46)% | 86.7 % | 89.4 % |

(1) Represents space with signed leases for which lease revenue recognition has commenced in accordance with GAAP during the three months ended December 31, 2025.

(2) Represents leases executed during the three months ended December 31, 2025 for which we either (1) commenced lease revenue recognition in such quarter or (2) will commence lease revenue recognition in subsequent quarters, in accordance with GAAP, and includes leases at properties currently under development. The total square feet of leases executed during the three months ended December 31, 2025 for which we recognized lease revenue in the three months ended December 31, 2025 is 275,420.

(3) Represents the increase (decrease) in net rent (gross rent less operating expenses) under the new leases versus expired leases on the 898,799 square feet of second generation leases that had been occupied within the prior 12 months.

(4) Represents signed leases for which lease revenue recognition has commenced in accordance with GAAP and signed leases for vacant space with future commencement dates.

The table below details the vacancy and leasing activity in our portfolio, including 100% of the unconsolidated joint ventures, that commenced revenue recognition during the year ended December 31, 2025:

| | Year ended December 31, 2025 |
| --- | --- |
| | (Square Feet) |
| Vacant space available at the beginning of the period | 6,122,074 |
| Vacant space from property dispositions/properties taken out of service (1) | (890,984) |
| Vacant space from properties placed (and partially placed) in-service (2) | 590,615 |
| Leases expiring or terminated during the period | 4,832,804 |
| Total space available for lease | 10,654,509 |
| 1st generation leases (3) | 366,440 |
| 2nd generation leases with new clients (3) | 2,397,971 |
| 2nd generation lease renewals (3) | 1,547,971 |
| Total space leased (3) | 4,312,382 |
| Vacant space available for lease at the end of the period | 6,342,127 |
| | |
| Leases executed during the period, in square feet (4) | 5,575,629 |
| | |
| **Second generation leasing information**: (5) | |
| Leases commencing during the period, in square feet | 3,945,942 |
| Weighted Average Lease Term | 89 Months |
| Weighted Average Free Rent Period | 195 Days |
| Total Transaction Costs Per Square Foot (6) | $94.32 |
| Increase (Decrease) in Gross Rents (7) | (3.41)% |
| Increase (Decrease) in Net Rents (8) | (5.41)% |

(1) Total square feet from properties taken out of service during the year ended December 31, 2025 consists of 261,046 square feet at Reston Corporate Center, 211,840 square feet at 1000 Winter Street, 201,634 square feet at Reservoir Place, 102,980 square feet at Market Square North, 89,851 square feet at 140 Kendrick Street and 23,633 square feet at 200 Clarendon Street.

(2) Total square feet from properties placed (and partially placed) in-service during the year ended December 31, 2025 consists of 345,570 square feet at 360 Park Avenue South, 162,274 square feet at 1050 Winter Street and 82,771 square feet at Reston Next Office Phase II.

(3) Represents leases for which lease revenue recognition has commenced in accordance with GAAP during the year ended December 31, 2025.

(4) Represents leases executed during the year ended December 31, 2025 for which we either (1) commenced lease revenue recognition in such quarter or (2) will commence lease revenue recognition in subsequent quarters, in accordance with GAAP, and includes leases at properties currently under development. The total square feet of leases executed during the year ended December 31, 2025 for which we recognized lease revenue in the year ended December 31, 2025 is 886,021.

(5) Second generation leases are defined as leases for space that we have previously leased. Of the 3,945,942 square feet of second generation leases that commenced revenue recognition during the year ended December 31, 2025, leases for 3,067,250 square feet were signed in prior periods.

(6) Total transaction costs include tenant improvements and leasing commissions but exclude free rent concessions and other inducements in accordance with GAAP.

(7) Represents the increase (decrease) in gross rent (base rent plus expense reimbursements) under the new leases versus expired leases on the 2,453,253 square feet of second generation leases that had been occupied within the prior 12 months; excludes leases that management considers temporary because the client is not expected to occupy the space on a long-term basis.

(8) Represents the increase (decrease) in net rent (gross rent less operating expenses) under the new leases versus expired leases on the 2,453,253 square feet of second generation leases that had been occupied within the prior 12 months.

*Investment Activity*

In 2025, BXP commenced construction on 343 Madison Avenue in New York City, New York.  343 Madison Avenue will be a highly amenitized, sustainably designed, 46-story, 930,000 square foot premier workplace located on one of the most desirable office development sites in Manhattan with direct access to Grand Central Station. The project is 29% pre-leased as of February 20, 2026, and BXP is in active discussions with other prospective clients.

BXP fully placed three development properties into service in 2025, reflecting continued execution on its development pipeline and the successful delivery of premier workplace assets:

- 1050 Winter Street, an approximately 162,000 square foot office building located in the urban edge of Boston, Massachusetts. As of February 20, 2026, the project is 100% leased.

- Reston Next Office Phase II, an approximately 87,000 square foot boutique premier workplace located in Reston, Virginia.  As of February 20, 2026, the project is 92% leased.

- 360 Park Avenue South, an approximately 448,000 square foot premier workplace located in New York City, New York, in which we have an approximately 71% ownership interest.  As of February 20, 2026, the project is 59% leased.

For descriptions of significant transactions that we completed during 2025, see "*Item 1. Business—Transactions During 2025*."

## Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to use judgment in the application of accounting policies, including making estimates and assumptions.  We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances.  These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements.  From time to time, we evaluate our estimates and assumptions.  In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information.  Our significant accounting policies, which utilize these critical accounting estimates, are described in Note 2 to our Consolidated Financial Statements.

We consider our critical accounting estimates to be those used in the determination of the reported amounts and disclosure related to the following:

- Purchase price allocations,

- Impairment and

- Impairment related to unconsolidated joint ventures.

Each of the above critical accounting estimates is described in more detail below.

## Real Estate

*Purchase Price Allocations*

We assess the fair value of acquired tangible and intangible assets (including land, buildings, tenant improvements, "above-" and "below-market" leases, leasing and assumed financing origination costs, acquired in-place leases, other identified intangible assets and assumed liabilities (including ground leases)) and allocate the purchase price to the acquired assets and assumed liabilities, including land and buildings as if vacant.  We assess fair value based on estimated cash flow projections that utilize discount and/or capitalization rates that we deem appropriate, as well as available market information.  Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions.

The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.  We also consider an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the clients, the clients' credit quality and expectations of lease renewals.  Based on our acquisitions to date, our allocation to customer relationship intangible assets has been immaterial.

We record acquired "above-" and "below-market" leases at their fair values (using a discount rate which reflects the risks associated with the leases acquired) equal to the difference between (1) the contractual amounts to be paid pursuant to each in-place lease and (2) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases.  Acquired "above-" and "below-market" lease values have been reflected within Prepaid Expenses and Other Assets and Other Liabilities, respectively, in our Consolidated Balance Sheets.  Other intangible assets acquired include amounts for in-place lease values that are based on our evaluation of the specific characteristics of each client's lease.  Factors to be considered include estimates of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases.  In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions.  In estimating costs to execute similar leases, we consider leasing commissions, legal and other related expenses.

During the year ended December 31, 2025, we completed the acquisition of 2100 M Street, located in Washington, DC, for a purchase price, including transaction costs, of approximately $55.9 million. This transaction was accounted for as an asset acquisition, and the purchase price was allocated based on the relative fair values of the assets acquired and liabilities assumed (See Note 3 to the Consolidated Financial Statements).

*Impairment*

Management reviews its long-lived assets for indicators of impairment following the end of each quarter and when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.  This evaluation of long-lived assets is dependent on a number of factors, including when there is an event or adverse change in the operating performance of the long-lived asset or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life or hold period.  An impairment loss is recognized if the carrying amount of an asset is not recoverable and exceeds its fair value.  The evaluation of anticipated cash flows is subjective and is based in part on assumptions regarding anticipated hold periods, future occupancy, future rental rates, future capital requirements, discount rates and capitalization rates.  Any or all of such assumptions could differ materially from actual results in future periods.  Because cash flows on properties considered to be "long-lived assets to be held and used" are considered on an undiscounted basis to determine whether an asset may be impaired, our established strategy of holding properties over the long term directly decreases the likelihood of recording an impairment loss.  If our hold strategy changes or market conditions otherwise dictate a shorter hold period, an impairment loss may be recognized and such loss could be material.  If we determine that an impairment has occurred, the affected assets must be reduced to their fair value.  During the year ended December 31, 2025, in conjunction with our strategy to sell non-core assets, we evaluated the consolidated properties approved by BXP's Board of Directors (or a committee thereof) for sale to third-parties, which resulted in recognized impairment losses of approximately $85.8 million and $82.9 million for BXP and BPLP, respectively (See Note 3 to the Consolidated Financial Statements).

## Unconsolidated Joint Ventures

As of December 31, 2025, the net carrying amounts of our investments in unconsolidated joint ventures was approximately $983.7 million, which includes investments with deficit balances aggregating approximately $15.6 million included within Other Liabilities in our Consolidated Balance Sheets.

*Impairment*

Investments in unconsolidated joint ventures are reviewed for indicators of impairment on a quarterly basis and we record impairment charges when events or circumstances change indicating that a decline in the fair values below the carrying amounts has occurred and such decline is other-than-temporary.  This evaluation of the investments in unconsolidated joint ventures is dependent on a number of factors, including the performance of each investment, the intent and ability to retain each investment for a period of time to allow for anticipated recovery in market value, and market conditions.  We will record an impairment charge if we determine that a decline in the fair value below the carrying amount of an investment in an unconsolidated joint venture is other-than-temporary.  The fair value could be calculated by using a pending offer from a third-party or discounted cash flows, which are estimates based, in part, on assumptions regarding future occupancy, future rental rates, future capital requirements, debt interest rates and availability, third party offers, discount rates and capitalization rates that could differ materially from actual results in future periods. Such evaluation of key impairment indicators, including a pending offer from a third-party, resulted in our determination that the decline in value for the joint venture that owns Gateway Commons was other-than-temporary. As a result, during the year ended December 31, 2025, we recognized an other-than-temporary impairment loss on our investment in Gateway Commons of approximately $145.1 million (See Notes 6 and 17 to the Consolidated Financial Statements).

**Income Taxes**

Our accounting policies related to income tax are described in Note 2 to our Consolidated Financial Statements.

*BXP*

The net difference between the tax basis and the reported amounts of BXP's assets and liabilities was approximately $653.1 million and $1.6 billion as of December 31, 2025 and 2024, respectively, which was primarily related to the difference in basis of contributed property and accrued rental income.

Certain entities included in BXP's Consolidated Financial Statements are subject to certain state and local taxes. These taxes are recorded as operating expenses in the accompanying Consolidated Financial Statements.

The following table reconciles GAAP net income attributable to BXP, Inc. to taxable income:

|  | For the year ended December 31, | | |
|---|---|---|---|
|  | 2025 | 2024 | 2023 |
|  | (in thousands) | | |
| Net income attributable to BXP, Inc. | $ 276,800 | $ 14,272 | $ 190,215 |
| Straight-line rent and net "above-" and "below-market" rent adjustments | (91,180) | (81,883) | (97,163) |
| Book/Tax differences from depreciation and amortization | 159,300 | 183,353 | 208,872 |
| Book/Tax differences from interest expense | 2,202 | 16,321 | 125 |
| Book/Tax differences on gains/(losses) from capital transactions | 223,542 | 302,062 | 359,063 |
| Book/Tax differences from stock-based compensation | 49,154 | 44,480 | 51,511 |
| Tangible Property Regulations | (97,695) | (43,549) | (165,033) |
| Other book/tax differences, net | 77,922 | 89,834 | 84,985 |
| Taxable income | $ 600,045 | $ 524,890 | $ 632,575 |

*BPLP*

The net difference between the tax basis and the reported amounts of BPLP's assets and liabilities was approximately $1.7 billion and $2.7 billion as of December 31, 2025 and 2024, respectively, which was primarily related to the difference in basis of contributed property and accrued rental income.

Certain entities included in BPLP's Consolidated Financial Statements are subject to certain state and local taxes. These taxes are recorded as operating expenses in the accompanying Consolidated Financial Statements.

The following table reconciles GAAP net income attributable to Boston Properties Limited Partnership to taxable income:

| | For the year ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| | (in thousands) | | |
| Net income attributable to Boston Properties Limited Partnership | $ 321,104 | $ 23,480 | $ 219,771 |
| Straight-line rent and net "above-" and "below-market" rent adjustments | (101,761) | (91,593) | (108,679) |
| Book/Tax differences from depreciation and amortization | 168,142 | 193,493 | 216,434 |
| Book/Tax differences from interest expense | 2,457 | 18,256 | 140 |
| Book/Tax differences on gains/(losses) from capital transactions | 265,037 | 337,792 | 406,738 |
| Book/Tax differences from stock-based compensation | 54,858 | 49,755 | 57,617 |
| Tangible Property Regulations | (109,032) | (48,713) | (184,593) |
| Other book/tax differences, net | 82,036 | 98,403 | 92,866 |
| Taxable income | $ 682,841 | $ 580,873 | $ 700,294 |

**Results of Operations**

At December 31, 2025 and 2024, we owned or had joint venture interests in a portfolio of 179 and 185 commercial real estate properties, respectively (in each case, the "Total Property Portfolio"). As a result of changes within our Total Property Portfolio, the financial data presented below shows significant changes in revenue and expenses from period-to-period. Accordingly, we do not believe that our period-to-period financial data with respect to the Total Property Portfolio provides a complete understanding of our operating results. Therefore, the comparison of operating results for the years ended December 31, 2025 and 2024 shows separately the changes attributable to the properties that were owned by us and in-service throughout each period compared (the "Same Property Portfolio") and the changes attributable to the properties included in the Acquired, Placed In-Service, In or Held for Development or Redevelopment or Sold Portfolios.

In our analysis of operating results, particularly to make comparisons of Net Operating Income ("NOI") between periods more meaningful, it is important to provide information for properties that were in-service and owned by us throughout each period presented. We refer to properties acquired or placed in-service prior to the beginning of the earliest period presented and owned by us and in-service through the end of the latest period presented as our Same Property Portfolio. The Same Property Portfolio therefore excludes properties acquired, placed in-service or in or held for development or redevelopment after the beginning of the earliest period presented or disposed of prior to the end of the latest period presented.

NOI is a non-GAAP financial measure equal to net income attributable to BXP, Inc. and net income attributable to Boston Properties Limited Partnership, as applicable, the most directly comparable GAAP financial measures, plus (1) net income attributable to noncontrolling interests, interest expense, loss from early extinguishment of debt, impairment losses, loss on sales-type lease, loss from unconsolidated joint ventures, depreciation and amortization expense, transaction costs, payroll and related costs from management services contracts and corporate general and administrative expense less (2) unrealized gain (loss) on non-real estate investments, gains from investments in securities, interest and other income (loss), gains on sales of real estate, direct reimbursements of payroll and related costs from management services contracts and development and management services revenue. We use NOI internally as a performance measure and believe it provides useful information to investors regarding our results of operations and financial condition because, when compared across periods, it reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unleveraged basis, providing perspective not immediately apparent from net income attributable to BXP, Inc. and net income attributable to Boston Properties Limited Partnership. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level as opposed to the property level. Similarly, interest expense may be incurred at the property level even though the financing proceeds may be used at the corporate level (e.g., used for other investment activity). In addition, depreciation and amortization expense, because of historical cost accounting and useful life estimates, may distort operating performance measures at the property level. NOI presented by us may not be comparable to NOI reported by other REITs or real estate companies that define NOI differently.

We believe that in order to understand our operating results, NOI should be examined in conjunction with net income attributable to BXP, Inc. and net income attributable to Boston Properties Limited Partnership as presented in our Consolidated Financial Statements. NOI should not be considered as a substitute for net income attributable to BXP, Inc. or net income attributable to Boston Properties Limited Partnership (determined in accordance with GAAP) or any other GAAP financial measures and should only be considered together with and as a supplement to our financial information prepared in accordance with GAAP.

Gains on sales of real estate, impairment losses and depreciation expense may differ between BXP and BPLP as a result of previously applied acquisition accounting by BXP for the issuance of common stock in connection with non-sponsor redemptions of common units of limited partnership interest of BPLP ("OP Units"). This accounting resulted in a step-up of the real estate assets at BXP that was allocated to certain properties. The difference between the real estate assets of BXP as compared to BPLP for certain properties having an allocation of the real estate step-up will result in a corresponding difference in depreciation expense, impairment losses and gains on sales of real estate upon the sale of these properties. For additional information see the Explanatory Note that immediately follows the cover page of this Annual Report on Form 10-K.

### Results of Operations for the Years Ended December 31, 2025 and 2024

This section of this Form 10-K generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussions of 2023 items and year-to-year comparisons between 2024 and 2023 that are not included in this Form 10-K can be found in "*Management's Discussion and Analysis of Financial Condition and Results of Operation*s" in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 27, 2025.

Net income attributable to BXP, Inc. and net income attributable to Boston Properties Limited Partnership increased by approximately $262.5 million and $297.6 million, respectively, for the year ended December 31, 2025 compared to 2024, as set forth in the following tables and for the reasons discussed below under the heading "*Comparison of the year ended December 31, 2025 to the year ended December 31, 2024*" within *"Item 7— Management's Discussion and Analysis of Financial Condition and Results of Operations."*

The following are reconciliations of (1) Net Income Attributable to BXP, Inc. to NOI and (2) Net Income Attributable to Boston Properties Limited Partnership to NOI for the years ended December 31, 2025 and 2024. For a detailed discussion of NOI, including the reasons management believes NOI is useful to investors, see page 60.

|  | Year ended December 31, | | | |
|---|---|---|---|---|
|  | **2025** | **2024** | **Increase/ (Decrease)** | **% Change** |
|  | (in thousands) | | | |
| Net Income Attributable to BXP, Inc. | $ 276,800 | $ 14,272 | $ 262,528 | 1,839.46 % |
| Net Income Attributable to Noncontrolling Interests: | | | | |
| Noncontrolling interest—common units of the Operating Partnership | 32,014 | 2,400 | 29,614 | 1,233.92 % |
| Noncontrolling interests in property partnerships | 75,181 | 67,516 | 7,665 | 11.35 % |
| Net Income | 383,995 | 84,188 | 299,807 | 356.12 % |
| Other Expenses: | | | | |
| Add: | | | | |
| Interest expense | 653,138 | 645,117 | 8,021 | 1.24 % |
| Loss from early extinguishment of debt | 338 | — | 338 | 100.00 % |
| Impairment losses | 85,803 | 13,615 | 72,188 | 530.21 % |
| Loss on sales-type lease | 2,490 | — | 2,490 | 100.00 % |
| Loss from unconsolidated joint ventures | 103,560 | 343,177 | (239,617) | (69.82)% |
| Other Income: | | | | |
| Less: | | | | |
| Unrealized gain (loss) on non-real estate investments | (346) | 546 | (892) | (163.37)% |
| Gains from investments in securities | 5,481 | 4,416 | 1,065 | 24.12 % |
| Interest and other income (loss) | 35,784 | 60,199 | (24,415) | (40.56)% |
| Gains on sales of real estate | 176,732 | 602 | 176,130 | 29,257.48 % |
| Other Expenses: | | | | |
| Add: | | | | |
| Depreciation and amortization expense | 912,088 | 887,191 | 24,897 | 2.81 % |
| Transaction costs | 2,678 | 1,597 | 1,081 | 67.69 % |
| Payroll and related costs from management services contracts | 16,383 | 16,488 | (105) | (0.64)% |
| General and administrative expense | 168,789 | 159,983 | 8,806 | 5.50 % |
| Other Revenue: | | | | |
| Less: | | | | |
| Direct reimbursements of payroll and related costs from management services contracts | 16,383 | 16,488 | (105) | (0.64)% |
| Development and management services revenue | 36,579 | 28,060 | 8,519 | 30.36 % |
| Net Operating Income ("NOI") | $ 2,058,649 | $ 2,041,045 | $ 17,604 | 0.86 % |

| | Year ended December 31, | | | |
|---|---|---|---|---|
| | **2025** | **2024** | **Increase/ (Decrease)** | **% Change** |
| | (in thousands) | | | |
| Net Income Attributable to Boston Properties Limited Partnership | $ 321,104 | $ 23,480 | $ 297,624 | 1,267.56 % |
| Net Income Attributable to Noncontrolling Interests: | | | | |
| Noncontrolling interests in property partnerships | 75,181 | 67,516 | 7,665 | 11.35 % |
| Net Income | 396,285 | 90,996 | 305,289 | 335.50 % |
| Other Expenses: | | | | |
| Add: | | | | |
| Interest expense | 653,138 | 645,117 | 8,021 | 1.24 % |
| Loss from early extinguishment of debt | 338 | — | 338 | 100.00 % |
| Impairment losses | 82,890 | 13,615 | 69,275 | 508.81 % |
| Loss on sales-type lease | 2,490 | — | 2,490 | 100.00 % |
| Loss from unconsolidated joint ventures | 103,560 | 343,177 | (239,617) | (69.82)% |
| Other Income: | | | | |
| Less: | | | | |
| Unrealized gain (loss) on non-real estate investments | (346) | 546 | (892) | (163.37)% |
| Gains from investments in securities | 5,481 | 4,416 | 1,065 | 24.12 % |
| Interest and other income (loss) | 35,784 | 60,199 | (24,415) | (40.56)% |
| Gains on sales of real estate | 179,322 | 602 | 178,720 | 29,687.71 % |
| Other Expenses: | | | | |
| Add: | | | | |
| Depreciation and amortization expense | 905,301 | 880,383 | 24,918 | 2.83 % |
| Transaction costs | 2,678 | 1,597 | 1,081 | 67.69 % |
| Payroll and related costs from management services contracts | 16,383 | 16,488 | (105) | (0.64)% |
| General and administrative expense | 168,789 | 159,983 | 8,806 | 5.50 % |
| Other Revenue: | | | | |
| Less: | | | | |
| Direct reimbursements of payroll and related costs from management services contracts | 16,383 | 16,488 | (105) | (0.64)% |
| Development and management services revenue | 36,579 | 28,060 | 8,519 | 30.36 % |
| Net Operating Income ("NOI") | $ 2,058,649 | $ 2,041,045 | $ 17,604 | 0.86 % |

**Comparison of the year ended December 31, 2025 to the year ended December 31, 2024**

The table below shows selected operating information for the Same Property Portfolio and the Total Property Portfolio.  The Same Property Portfolio consists of 142 properties totaling approximately 40.0 million net rentable square feet, excluding unconsolidated joint ventures.  The Same Property Portfolio includes properties acquired or placed in-service on or prior to January 1, 2024 and owned and in service through December 31, 2025.  The Total Property Portfolio includes the effects of the other properties either acquired, placed in-service, in or held for development or redevelopment after January 1, 2024 or disposed of on or prior to December 31, 2025.  This table includes a reconciliation from the Same Property Portfolio to the Total Property Portfolio by also providing information for the years ended December 31, 2025 and 2024 with respect to the properties that were acquired, placed in-service, in or held for development or redevelopment, or sold.

| | Same Property Portfolio | | | | Properties Acquired Portfolio | | Properties Placed In-Service Portfolio | | Properties in or Held for Development or Redevelopment Portfolio | | Properties Sold Portfolio | | Total Property Portfolio | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2025 | 2024 | Increase/ (Decrease) | % Change | 2025 | 2024 | 2025 | 2024 | 2025 | 2024 | 2025 | 2024 | 2025 | 2024 | Increase/ (Decrease) | % Change |
| | (dollars in thousands) | | | | | | | | | | | | | | | |
| Rental Revenue: (1) | | | | | | | | | | | | | | | | |
| Lease Revenue (Excluding Termination Income) | $3,033,905 | $2,990,375 | $ 43,530 | 1.46 % | $ 31,755 | $ 31,687 | $ 74,989 | $ 28,904 | $ 14,990 | $ 38,844 | $ 21,257 | $ 23,300 | $3,176,896 | $3,113,110 | $ 63,786 | 2.05 % |
| Termination Income | 11,344 | 8,699 | 2,645 | 30.41 % | — | — | — | — | — | 7,174 | — | — | 11,344 | 15,873 | (4,529) | (28.53)% |
| Lease Revenue | 3,045,249 | 2,999,074 | 46,175 | 1.54 % | 31,755 | 31,687 | 74,989 | 28,904 | 14,990 | 46,018 | 21,257 | 23,300 | 3,188,240 | 3,128,983 | 59,257 | 1.89 % |
| Parking and Other | 138,749 | 130,429 | 8,320 | 6.38 % | 1,539 | 1,408 | 12 | 102 | (73) | 1,175 | 311 | 342 | 140,538 | 133,456 | 7,082 | 5.31 % |
| Total Rental Revenue (1) | 3,183,998 | 3,129,503 | 54,495 | 1.74 % | 33,294 | 33,095 | 75,001 | 29,006 | 14,917 | 47,193 | 21,568 | 23,642 | 3,328,778 | 3,262,439 | 66,339 | 2.03 % |
| Real Estate Operating Expenses | 1,248,591 | 1,209,073 | 39,518 | 3.27 % | 13,328 | 12,340 | 18,172 | 10,212 | 19,430 | 21,808 | 9,360 | 9,933 | 1,308,881 | 1,263,366 | 45,515 | 3.60 % |
| Net Operating Income (Loss), Excluding Residential and Hotel | 1,935,407 | 1,920,430 | 14,977 | 0.78 % | 19,966 | 20,755 | 56,829 | 18,794 | (4,513) | 25,385 | 12,208 | 13,709 | 2,019,897 | 1,999,073 | 20,824 | 1.04 % |
| Residential Net Operating Income (2) | 7,281 | 7,495 | (214) | (2.86)% | — | — | — | — | — | — | 17,074 | 18,541 | 24,355 | 26,036 | (1,681) | (6.46)% |
| Hotel Net Operating Income (2) | 14,397 | 15,936 | (1,539) | (9.66)% | — | — | — | — | — | — | — | — | 14,397 | 15,936 | (1,539) | (9.66)% |
| Net Operating Income (Loss) | $1,957,085 | $1,943,861 | $ 13,224 | 0.68 % | $ 19,966 | $ 20,755 | $ 56,829 | $ 18,794 | $ (4,513) | $ 25,385 | $ 29,282 | $ 32,250 | $2,058,649 | $2,041,045 | $ 17,604 | 0.86 % |

(1) Rental Revenue is equal to Revenue less Development and Management Services Revenue and Direct Reimbursements of Payroll and Related Costs from Management Services Revenue per the Consolidated Statements of Operations, excluding the residential and hotel revenue that is noted below. We use Rental Revenue internally as a performance measure and in calculating other non-GAAP financial measures (e.g., NOI), which provide investors with information regarding our performance that is not immediately apparent from the most directly comparable GAAP measures and allows investors to compare operating performance between periods.

(2) For a detailed discussion of NOI, including the reasons management believes NOI is useful to investors, see page 60. Residential Net Operating Income for the year ended December 31, 2025 and 2024 is comprised of Residential Revenue of $50,543 and $49,508 less Residential Expenses of $26,188 and $23,472, respectively. Hotel Net Operating Income for the year ended December 31, 2025 and 2024 is comprised of Hotel Revenue of $49,996 and $51,224 less Hotel Expenses of $35,599 and $35,288, respectively, per the Consolidated Statements of Operations.

### Same Property Portfolio

#### Lease Revenue (Excluding Termination Income)

Lease revenue (excluding termination income) from the Same Property Portfolio increased by approximately $43.5 million for the year ended December 31, 2025 compared to 2024. The increase was a result of our average revenue per square foot increasing by approximately $1.70, contributing approximately $57.3 million, partially offset by approximately $13.8 million due to our average occupancy decreasing from 89.1% to 88.7%.

#### Termination Income

Termination income increased by approximately $2.6 million for the year ended December 31, 2025 compared to 2024.

Termination income for the year ended December 31, 2025 related to 14 clients across the Same Property Portfolio and totaled approximately $11.3 million.

Termination income for the year ended December 31, 2024 related to 29 clients across the Same Property Portfolio and totaled approximately $8.7 million.

#### Parking and Other Revenue

Parking and other revenue increased by approximately $8.3 million for the year ended December 31, 2025 compared to 2024. Parking and other revenue increased by approximately $1.8 million and $6.5 million, respectively. The increase in parking revenue was primarily due to an increase in monthly parking. The increase in other revenue was primarily associated with an increase in insurance proceeds.

#### Real Estate Operating Expenses

Real estate operating expenses from the Same Property Portfolio increased by approximately $39.5 million, or 3.3%, for the year ended December 31, 2025 compared to 2024, due primarily to increases in (1) repairs and maintenance of approximately $18.7 million, or 9.2%, (2) utilities of approximately $17.8 million, or 14.1%, and (3) other real estate operating expenses of approximately $3.0 million, or 0.3%. The increase in repairs and maintenance was primarily in the New York region. The increase in utilities was primarily in the Boston region.

#### Properties Acquired Portfolio

The table below lists the properties acquired between January 1, 2024 and December 31, 2025. Rental revenue and real estate operating expenses increased by approximately $0.2 million and $1.0 million, respectively, for the year ended December 31, 2025 compared to 2024, as detailed below.

| Name | Date acquired | Square Feet | Rental Revenue | | | Real Estate Operating Expenses | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | | 2025 | 2024 | Change | 2025 | 2024 | Change |
| | | | (dollars in thousands) | | | | | |
| 901 New York Avenue | January 8, 2024 | 524,021 | $ 33,294 | $ 33,095 | $ 199 | $ 13,328 | $ 12,340 | $ 988 |

#### Properties Placed In-Service Portfolio

The table below lists the properties that were placed in-service or partially placed in-service between January 1, 2024 and December 31, 2025. Rental revenue and real estate operating expenses from our Properties Placed In-Service Portfolio increased by approximately $46.0 million and $8.0 million, respectively, for the year ended December 31, 2025 compared to 2024, as detailed below.

| Name | Quarter Initially Placed In-Service | Quarter Fully Placed In-Service | Square Feet | Rental Revenue | | | Real Estate Operating Expenses | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | 2025 | 2024 | Change | 2025 | 2024 | Change |
| | | | | (dollars in thousands) | | | | | |
| 180 CityPoint | Third Quarter, 2023 | Third Quarter, 2024 | 329,195 | $ 15,973 | $14,558 | $ 1,415 | $ 6,878 | $ 5,996 | $ 882 |
| 103 CityPoint | Fourth Quarter, 2023 | Fourth Quarter, 2024 | 112,842 | 3 | 3 | — | 1,639 | 871 | 768 |
| 760 Boylston Street | Second Quarter, 2024 | Second Quarter, 2024 | 118,000 | 9,597 | 6,991 | 2,606 | 1,135 | 786 | 349 |
| Reston Next Office Phase II | Third Quarter, 2024 | Third Quarter, 2025 | 86,629 | 230 | 12 | 218 | 398 | 57 | 341 |
| 300 Binney Street | Fourth Quarter, 2024 | Fourth Quarter, 2024 | 239,908 | 46,720 | 7,212 | 39,508 | 6,450 | 1,052 | 5,398 |
| Reston Next Retail (1) | First Quarter, 2025 | N/A | 30,000 | — | — | — | 70 | — | 70 |
| 1050 Winter Street | Second Quarter, 2025 | Third Quarter, 2025 | 162,274 | 2,478 | 230 | 2,248 | 1,602 | 1,450 | 152 |
| | | | 1,078,848 | $ 75,001 | $29,006 | $ 45,995 | $ 18,172 | $ 10,212 | $ 7,960 |

(1)  On January 16, 2026, Reston Next Retail was fully placed in-service.

### *Properties in or Held for Development or Redevelopment Portfolio*

The table below lists the properties that were in or held for development or redevelopment between January 1, 2024 and December 31, 2025.  Rental revenue and real estate operating expenses from our Properties in or Held for Development or Redevelopment Portfolio decreased by approximately $32.3 million and $2.4 million, respectively, for the year ended December 31, 2025 compared to 2024, as detailed below.

| Name | Date Commenced Held for Development / Redevelopment | Square Feet | Rental Revenue | | | Real Estate Operating Expenses | | |
|---|---|---|---|---|---|---|---|---|
| | | | 2025 | 2024 | Change | 2025 | 2024 | Change |
| | | | (dollars in thousands) | | | | | |
| **Held for Development or Redevelopment (1)** | | | | | | | | |
| Lexington Office Park | March 31, 2023 | 167,000 | $ 985 | $ 967 | $ 18 | $ 1,676 | $ 1,681 | $ (5) |
| Shady Grove Innovation District (2) | March 31, 2024 | 129,000 | 2 | 102 | (100) | 487 | 730 | (243) |
| 1000 & 1100 Winter Street (3) | December 31, 2025 | 567,000 | 10,492 | 22,380 | (11,888) | 8,549 | 8,903 | (354) |
| Kingstowne One | September 30, 2024 | 154,000 | 959 | 2,010 | (1,051) | 1,307 | 1,324 | (17) |
| Reston Corporate Center | January 1, 2025 | 261,000 | 13 | 12,591 | (12,578) | 2,019 | 3,742 | (1,723) |
| Reservoir Place (4) | March 31, 2025 | 361,000 | 2,466 | 9,143 | (6,677) | 4,368 | 5,167 | (799) |
| | | 1,639,000 | 14,917 | 47,193 | (32,276) | 18,406 | 21,547 | (3,141) |
| **Redevelopment** | | | | | | | | |
| 171 Dartmouth Street | March 28, 2024 | N/A | — | — | — | 1,024 | 261 | 763 |
| | | — | — | — | — | 1,024 | 261 | 763 |
| | | 1,639,000 | $ 14,917 | $ 47,193 | $ (32,276) | $ 19,430 | $ 21,808 | $ (2,378) |

(1)  These properties are no longer considered "in-service" because each property's occupied percentage is less than 50% and we anticipate a future development/redevelopment of the property.  A property will be considered held for development or redevelopment until the last client has vacated the property and the property is no longer revenue producing.
(2)  This portion of Shady Grove Innovation District is comprised of two buildings, 2098 Gaither Road and 15825 Shady Grove Road.
(3)  Rental revenue for the year ended December 31, 2024 includes approximately $6.5 million of termination income.
(4)  Reservoir Place is an approximately 526,000 square foot office building, of which approximately 165,000 square feet remains in-service. Rental revenue for the year ended December 31, 2024 includes approximately $0.7 million of termination income.

### *Properties Sold Portfolio*

The table below lists the properties we sold between January 1, 2024 and December 31, 2025. Rental revenue from our Properties Sold Portfolio decreased by approximately $1.2 million and real estate operating expenses increased by approximately $1.8 million for the year ended December 31, 2025 compared to 2024, as detailed below.

| Name | Date Sold | Property Type | Square Feet | Rental Revenue | | | Real Estate Operating Expenses | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | 2025 | 2024 | Change | 2025 | 2024 | Change |
| | | | | (dollars in thousands) | | | | | |
| **Office/Land** | | | | | | | | | |
| 17 Hartwell Avenue (1) | June 27, 2025 | Office | 30,000 | $ (4) | $ 608 | $ (612) | $ 215 | $ 452 | $ (237) |
| Almaden Boulevard | October 17, 2025 | Land | N/A | 310 | 339 | (29) | 406 | 493 | (87) |
| Land Parcels at Broad Run | December 1, 2025 | Land | N/A | — | — | — | 43 | 48 | (5) |
| 3625 Peterson Way | December 11, 2025 | Land | N/A | 2,317 | 2,384 | (67) | 858 | 1,112 | (254) |
| 140 Kendrick Street | December 17, 2025 | Office | 409,200 | 18,945 | 20,311 | (1,366) | 7,838 | 7,828 | 10 |
| Total Office/Land | | | 439,200 | 21,568 | 23,642 | (2,074) | 9,360 | 9,933 | (573) |
| | | | | | | | | | |
| **Residential** | | | | | | | | | |
| Proto Kendall Square | December 18, 2025 | Residential | 166,700 | 12,798 | 11,879 | 919 | 6,123 | 3,946 | 2,177 |
| Signature at Reston Town Center | December 19, 2025 | Residential | 517,800 | 18,617 | 18,642 | (25) | 8,218 | 8,034 | 184 |
| Total Residential | | | 684,500 | 31,415 | 30,521 | 894 | 14,341 | 11,980 | 2,361 |
| | | | 1,123,700 | $ 52,983 | $ 54,163 | $ (1,180) | $ 23,701 | $ 21,913 | $ 1,788 |

_____

(1) During the year ended December 31, 2024, this property was removed from our "in-service" properties listing and classified as held for redevelopment (See Notes 3 and 6 to the Consolidated Financial Statements).

### *Residential Net Operating Income*

Net operating income for our residential same properties decreased by approximately $0.2 million for the year ended December 31, 2025 compared to 2024.

The following reflects our occupancy and rate information, by region, for our residential same properties for the year ended December 31, 2025 and 2024.

| Region | Average Monthly Rental Rate (1) | | | Average Rental Rate Per Occupied Square Foot | | | Average Physical Occupancy (2) | | | Average Economic Occupancy (3) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2025 | 2024 | Change (%) | 2025 | 2024 | Change (%) | 2025 | 2024 | Change (%) | 2025 | 2024 | Change (%) |
| Boston | $ 4,685 | $ 4,420 | 6.0 % | $ 5.20 | $ 4.94 | 5.3 % | 97.5 % | 95.6 % | 2.0 % | 97.2 % | 94.5 % | 2.9 % |
| San Francisco | $ 3,025 | $ 3,013 | 0.4 % | $ 3.82 | $ 3.81 | 0.3 % | 90.9 % | 89.0 % | 2.1 % | 89.1 % | 87.1 % | 2.3 % |

_____

(1) Average Monthly Rental Rate is calculated as the average of the quotients obtained by dividing (A) rental revenue as determined in accordance with GAAP, by (B) the number of occupied units for each month within the applicable fiscal period.

(2) Average Physical Occupancy is defined as (1) the average number of occupied units divided by (2) the total number of units, expressed as a percentage.

(3) Average Economic Occupancy is defined as (1) total possible revenue less vacancy loss divided by (2) total possible revenue, expressed as a percentage. Total possible revenue is determined by valuing average occupied units at contract rates and average vacant units at Market Rents. Vacancy loss is determined by valuing vacant units at current Market Rents. By measuring vacant units at their Market Rents, Average Economic Occupancy takes into account the fact that units of different sizes and locations within a residential property have different economic impacts on a residential property's total possible gross revenue. Market Rents used by us in calculating Economic Occupancy are based on the current market rates set by the managers of our residential properties based on their experience in renting their residential property's units and publicly available market data. Actual market rents and trends in such rents for a region as reported by others may vary materially from Market Rents used by us. Market Rents for a period are based on the average Market Rents during that period and do not reflect any impact for cash concessions.

### Hotel Net Operating Income

The Boston Marriott Cambridge hotel had net operating income of approximately $14.4 million for the year ended December 31, 2025, representing a decrease of approximately $1.5 million compared to the year ended December 31, 2024.

The following reflects our occupancy and rate information for the Boston Marriott Cambridge hotel for the year ended December 31, 2025 and 2024.

|  | 2025 | 2024 | Change (%) |
|---|---|---|---|
| Occupancy | 78.7 % | 77.2 % | 1.9 % |
| Average daily rate | $ 322.45 | $ 331.41 | (2.7)% |
| REVPAR | $ 253.92 | $ 255.73 | (0.7)% |

## Other Operating Revenue and Expense Items

### Development and Management Services Revenue

Development and management services revenue increased by approximately $8.5 million for the year ended December 31, 2025 compared to 2024. Development services revenue and management services revenue increased by approximately $3.8 million and $4.7 million, respectively. The increase in development services revenue was primarily related to an increase in fees associated with a tenant improvement project in the Boston region. The increase in management services revenue was primarily related to leasing commissions earned from an unconsolidated joint venture and a third-party managed building in the New York region.

### General and Administrative Expense

General and administrative expense increased by approximately $8.8 million for the year ended December 31, 2025 compared to 2024 primarily due to increases in compensation expense and other general and administrative expenses of approximately $7.0 million and $1.8 million, respectively. The increase in compensation expense was partially due to an approximately $2.3 million increase in health insurance costs and an approximately $1.1 million increase in the value of our deferred compensation plan.

Wages directly related to the development of rental properties are capitalized and included in real estate assets on our Consolidated Balance Sheets and amortized over the useful lives of the applicable asset or lease term. Capitalized wages for each of the year ended December 31, 2025 and 2024 were approximately $17.0 million and $17.2 million, respectively. These costs are not included in the general and administrative expenses discussed above.

### Transaction Costs

Transaction costs increased by approximately $1.1 million for the year ended December 31, 2025 compared to 2024. In general, transaction costs relating to the formation of new joint ventures and the pursuit of other transactions are expensed as incurred.

### Depreciation and Amortization Expense

Depreciation and amortization expense increased by approximately $24.9 million for the year ended December 31, 2025 compared to 2024, for BXP and BPLP, as detailed below (in thousands).

| Portfolio | BXP | | | BPLP | | |
|---|---|---|---|---|---|---|
|  | 2025 | 2024 | Change | 2025 | 2024 | Change |
| Same Property Portfolio | $ 853,291 | $ 837,603 | $ 15,688 | $ 846,504 | $ 830,795 | $ 15,709 |
| Properties Acquired Portfolio | 13,410 | 14,622 | (1,212) | 13,410 | 14,622 | (1,212) |
| Properties Placed In-Service Portfolio | 22,421 | 10,283 | 12,138 | 22,421 | 10,283 | 12,138 |
| Properties in or Held for Development or Redevelopment Portfolio | 8,819 | 9,851 | (1,032) | 8,819 | 9,851 | (1,032) |
| Properties Sold Portfolio | 14,147 | 14,832 | (685) | 14,147 | 14,832 | (685) |
|  | $ 912,088 | $ 887,191 | $ 24,897 | $ 905,301 | $ 880,383 | $ 24,918 |

***Direct Reimbursements of Payroll and Related Costs From Management Services Contracts and Payroll and Related Costs From Management Service Contracts***

We have determined that amounts reimbursed for payroll and related costs received from third parties in connection with management services contracts should be reflected on a gross basis instead of on a net basis as we have determined that we are the principal under these arrangements.  We anticipate that these two financial statement line items will generally offset each other.

### *Other Income and Expense Items*

### *Loss from Unconsolidated Joint Ventures*

For the year ended December 31, 2025 compared to 2024, loss from unconsolidated joint ventures decreased by approximately $239.6 million primarily due to (1) an approximately $196.2 million decrease in the non-cash impairment losses that were recognized at several of our joint ventures and (2) a decrease in depreciation expense as a result of the impairment losses recognized, partially offset by an increase in gains on sales of approximately $32.0 million (See Note 6 to the Consolidated Financial Statements).

### *Gains on Sales of Real Estate*

Gains on sales of real estate increased by approximately $176.1 million and $178.7 million for the year ended December 31, 2025 compared to 2024, for BXP and BPLP, respectively, as detailed below.

| Property | Location | Date Disposed | Square Feet | Gross Sales Price | Net Cash Proceeds | BXP Gain (1) | BPLP Gain (1) |
|---|---|---|---|---|---|---|---|
| | | | | | (dollars in thousands) | | |
| **Land:** | | | | | | | |
| 17 Hartwell Avenue (2) | Lexington, MA | June 27, 2025 | 30,000 | $ 21,840 | $ 21,840 | $ 18,390 | $ 18,489 |
| Land Parcels at New Dominion Technology Park | Fairfax County, VA | October 15, 2025 | N/A | 250 | 248 | 248 | 248 |
| Almaden Boulevard | San Jose, CA | October 17, 2025 | N/A | 13,500 | 12,659 | 124 | 124 |
| Land Parcels at Broad Run | Loudoun County, VA | December 1, 2025 | N/A | 37,500 | 36,613 | 35,418 | 35,418 |
| 3625 Peterson Way | San Jose, CA | December 11, 2025 | N/A | 90,000 | 78,908 | 10,662 | 10,662 |
| | | | 30,000 | 163,090 | 150,268 | 64,842 | 64,941 |
| **Residential:** | | | | | | | |
| Proto Kendall Square | Cambridge, MA | December 18, 2025 | 166,700 | 171,500 | 169,413 | 53,276 | 53,276 |
| Signature at Reston Town Center | Reston, VA | December 19, 2025 | 517,800 | 236,000 | 234,327 | 49,584 | 49,584 |
| | | | 684,500 | 407,500 | 403,740 | 102,860 | 102,860 |
| **Office:** | | | | | | | |
| 140 Kendrick Street | Needham, MA | December 17, 2025 | 409,200 | 132,000 | 128,506 | 7,306 | 9,796 |
| | | | 409,200 | 132,000 | 128,506 | 7,306 | 9,796 |
| Total Dispositions | | | 1,123,700 | $ 702,590 | $ 682,514 | $ 175,008 | $ 177,597 |

_____
(1)  Excludes approximately $1.7 million of gains for each of BXP and BPLP, which are primarily related to sales that occurred in prior periods. With the exception of Almaden Boulevard, the fair value of the real estate disposed exceeded the carrying value (see "*Impairment Losses*" below). During the year ended December 31, 2024, gains on sales of real estate related to prior period sales and totaled approximately $0.6 million for BXP and BPLP.
(2)  See Notes 3 and 6 to the Consolidated Financial Statements.

### *Interest and Other Income (Loss)*

Interest and other income (loss) decreased by approximately $24.4 million for the year ended December 31, 2025 compared to 2024, due primarily to a decrease in our outstanding cash balances and corresponding lower interest income, an approximately $5.8 million reserve related to the unpaid default interest on one of our Related Party Notes Receivable (See Note 16 to the Consolidated Financial Statements), partially offset by an approximately $1.3 million decrease in the current expected credit loss allowance related to the refinancing of the related party note receivable for 3 Hudson Boulevard (See Note 6 to the Consolidated Financial Statements).

### *Gains from Investments in Securities*

Gains from investments in securities for the year ended December 31, 2025 and 2024 related to investments that we have made to reduce our market risk relating to deferred compensation plans that we maintain for BXP's officers and former non-employee directors.  Under their respective deferred compensation plans, eligible officers and non-employee directors are permitted to defer a portion of their current compensation on a pre-tax basis and receive a tax-deferred return on the amounts deferred based on the performance of specific investments selected by participating officers and non-employee directors.  In order to reduce our market risk relating to these plans, we typically acquire, in a separate account that is not restricted as to its use, similar or identical investments as those selected by each officer or non-employee director.  This enables us to generally match our liabilities to participants under our deferred compensation plans with equivalent assets and thereby limit our market risk.  The performance of these investments is recorded as gains from investments in securities.  During the years ended December 31, 2025 and 2024, we recognized gains of approximately $5.5 million and $4.4 million, respectively, on these investments.  By comparison, our general and administrative expense decreased by approximately $5.5 million and $4.4 million during the years ended December 31, 2025 and 2024, respectively, as a result of decreases in our liability under our deferred compensation plans that was associated with the performance of the specific investments selected by participating officers and former non-employee directors of BXP.

### *Unrealized Gain (Loss) on Non-Real Estate Investments*

We invest in non-real estate investments, which primarily consist of environmentally-focused investment funds.  During the years ended December 31, 2025 and 2024, we recognized an unrealized gain (loss) of approximately $(0.3) million and $0.5 million, respectively, due to the observable changes in the fair value of the investments.

### *Loss on Sales-Type Lease*

During the year ended December 31, 2025, we recognized approximately $2.5 million in additional costs, which had previously been contingent, related to a ground lease for land at our Reston Next property located in Reston, Virginia.  We entered into the ground lease in 2020 with a third-party hotel developer and amended it in 2022.  The amendment resulted in the derecognition of the assets related to the ground lease and the classification of the ground lease as a sales-type lease resulting in the recognition of a gain on sales-type lease of approximately $10.1 million.

### *Impairment Losses*

Impairment losses increased by approximately $72.2 million and $69.3 million for the year ended December 31, 2025 compared to 2024, for BXP and BPLP, respectively.  During the year ended December 31, 2025, in conjunction with our strategy to sell non-core assets, we evaluated the properties approved by BXP's Board of Directors (or a committee thereof) for sale to third-parties which resulted in recognized impairment losses (See Note 2 to the Consolidated Financial Statements), as detailed below (in thousands):

| Property | Location | Property Type | BXP | | BPLP | |
|---|---|---|---|---|---|---|
| **2024** | | | | | | |
| Shady Grove - Parcel 1 (1) | Rockville, MD | Land | $ | 13,615 | $ | 13,615 |
| | | | $ | 13,615 | $ | 13,615 |
| **2025** | | | | | | |
| Almaden Boulevard | San Jose, CA | Land | $ | 25,515 | $ | 25,515 |
| 1330 Connecticut Avenue | Washington, DC | Office | | 20,358 | | 17,461 |
| North First Business Park (2) | San Jose, CA | Office | | 14,971 | | 14,955 |
| Shady Grove – Parcel 3 | Rockville, MD | Land | | 13,913 | | 13,913 |
| Springfield Metro Center | Springfield, VA | Land | | 11,046 | | 11,046 |
| | | | $ | 85,803 | $ | 82,890 |

(1)  Sold on February 5, 2026, see Note 17 to the Consolidated Financial Statements.
(2)  Sold on January 14, 2026, see Note 17 to the Consolidated Financial Statements.

### Loss From Early Extinguishment of Debt

On March 28, 2025, BPLP amended and restated its revolving credit agreement (See Note 7 to the Consolidated Financial Statements).  As a result of the amendment and restatement, during the year ended December 31, 2025, we recognized a loss from early extinguishment of debt of approximately $0.3 million related to unamortized origination costs.

### Interest Expense

Interest expense increased by approximately $8.0 million for the year ended December 31, 2025 compared to 2024, as detailed below.

| Component | Change in interest expense for the year ended December 31, 2025 compared to December 31, 2024 |
|---|---|
| | (in thousands) |
| Increases to interest expense due to: | |
| Issuance of $850 million in aggregate principal of 5.750% senior notes due 2035 on August 26, 2024 | $ 31,921 |
| Unsecured commercial paper | 13,833 |
| Increase in interest due to finance leases | 8,242 |
| Issuance of $1.0 billion in aggregate principal of 2.000% exchangeable senior notes due 2030 on September 29, 2025 (1) | 5,111 |
| Increase in interest associated with unsecured term loans and the unsecured credit facility, net (2) | 121 |
| Total increases to interest expense | 59,228 |
| Decreases to interest expense due to: | |
| Repayment of $850 million in aggregate principal of the 3.200% senior notes due 2025 on January 15, 2025 | (26,460) |
| Mortgage loan financings (2) | (13,209) |
| Increase in capitalized interest related to development projects | (8,651) |
| Redemption of $700 million in aggregate principal of 3.800% senior notes due 2024 on February 1, 2024 | (2,237) |
| Other interest expense (excluding senior notes) | (584) |
| Amortization expense of financing fees | (66) |
| Total decreases to interest expense | (51,207) |
| Total change in interest expense | $ 8,021 |

(1)  See Note 7 to the Consolidated Financial Statements.
(2)  Includes, if applicable, fair value and swap adjustments (See Note 8 to the Consolidated Financial Statements).

Interest expense directly related to the development of rental properties is capitalized and included in real estate assets on our Consolidated Balance Sheets and amortized over the useful lives of the real estate or lease term.  As portions of properties are placed in-service, we cease capitalizing interest on that portion and interest is then expensed.  Interest capitalized for the year ended December 31, 2025 and 2024 was approximately $50.6 million and $42.0 million, respectively.  These costs are not included in the interest expense referenced above.

At December 31, 2025, our variable rate debt consisted of (1) BPLP's $2.95 billion unsecured credit facility ("2025 Credit Facility") and (2) BPLP's $750.0 million unsecured commercial paper program ("Commercial Paper Program").  The 2025 Credit Facility consists of (1) a revolving line of credit (the "Revolving Facility") of $2.25 billion and (2) an unsecured term loan facility (the "Term Loan Facility") of $700.0 million.  As of December 31, 2025, there were $700.0 million and $750.0 million outstanding under the 2025 Credit Facility and Commercial Paper Program, respectively.

In addition, we have a $100.0 million unsecured term loan facility ("2024 Unsecured Term Loan") and an aggregate of $800.0 million of mortgage notes collateralized by Santa Monica Business Park and the 325 Main Street, 355 Main Street, 90 Broadway and Cambridge East Garage (also known as Kendall Center Green Garage) properties that bear interest at variable rates, which have all been hedged with interest rate swaps to fix SOFR for all or a portion of the applicable debt term.

For a summary of our consolidated debt as of December 31, 2025 refer to the heading "*Liquidity and Capital Resources—Debt*" within "*Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations.*"

### *Noncontrolling Interests in Property Partnerships*

Noncontrolling interests in property partnerships increased by approximately $7.7 million for the year ended December 31, 2025 compared to 2024, as detailed below.

| Property | Noncontrolling Interests in Property Partnerships for the year ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | Change |
| | (in thousands) | | |
| 767 Fifth Avenue (the General Motors Building) | $ 11,818 | $ 12,495 | $ (677) |
| 7 Times Square (1) | 9,233 | 15,657 | (6,424) |
| 601 Lexington Avenue | 10,210 | 9,402 | 808 |
| 100 Federal Street | 12,177 | 11,443 | 734 |
| Atlantic Wharf Office Building | 16,376 | 15,549 | 827 |
| 343 Madison Avenue (2) | (1) | (32) | 31 |
| 300 Binney Street (3) | 14,375 | 2,505 | 11,870 |
| 290 Binney Street (4) | 993 | 497 | 496 |
| | $ 75,181 | $ 67,516 | $ 7,665 |

_____

(1) The decrease was primarily attributable to a decrease in lease revenue from our clients.
(2) On August 27, 2025, we acquired our partner's 45% ownership interest (See Note 10 to the Consolidated Financial Statements).
(3) Property was fully placed in-service on October 31, 2024.
(4) Property is currently in development.

### *Noncontrolling Interest—Common Units of the Operating Partnership*

For BXP, noncontrolling interest—common units of the Operating Partnership increased by approximately $29.6 million for the year ended December 31, 2025 compared to 2024 due to an increase in allocable income, which was the result of recognizing greater gains on sales of real estate during 2025. Due to our ownership structure, there is no corresponding line item on BPLP's financial statements.

## Liquidity and Capital Resources

### General

Our principal liquidity needs for the next twelve months and beyond are to:

- fund normal recurring expenses;

- meet debt service and principal repayment obligations on maturing debt, including:

  - $100.0 million of principal outstanding on the 2024 Unsecured Term Loan due September 26, 2026, for which we have two, one-year extension options, subject to customary conditions;

  - $1.0 billion of 2.750% unsecured senior notes due October 1, 2026; and

  - amounts that become due under the Commercial Paper Program;

- fund capital calls from our unconsolidated joint venture investments to fund development costs, capital improvements, leasing costs and debt principal repayment;

- fund mezzanine debt obligations;

- fund development and redevelopment costs;

- fund capital expenditures, including major renovations, tenant improvements and leasing costs;

- fund possible acquisitions of properties, either directly or indirectly through the acquisition of equity interests; and

- make the minimum distribution required to enable BXP to maintain its REIT qualification under the Code.

We expect to satisfy these needs using one or more of the following:

- cash flow from operations;

- distributions of cash flows from joint ventures;

- cash and cash equivalent balances;

- borrowings under BPLP's Revolving Facility, unsecured term loans, short-term bridge facilities and construction loans (which may require guarantees by BPLP);

- proceeds from the sales of real estate and interests in joint ventures owning real estate, including proceeds generated from BXP's asset sales program;

- long-term secured and unsecured indebtedness (including unsecured exchangeable indebtedness);

- private equity sources, including institutional investors;

- third-party fees generated by our property management, leasing, development and construction businesses; and

- issuances of BXP equity securities and/or preferred or common units of partnership interests in BPLP.

We draw on multiple financing sources to fund our long-term capital needs. We use BPLP's 2025 Credit Facility primarily as a bridge facility to fund acquisition opportunities, refinance outstanding indebtedness, fund short-term development costs and for working capital. We also use BPLP's 2025 Credit Facility to backstop the Commercial Paper Program. Although we may seek to fund our development projects with construction loans, which may require guarantees by BPLP, the source of financing for each particular project ultimately depends on several factors, including, among others, the project's size and duration, whether the project is funded and owned by a joint venture, the extent of pre-leasing, our available cash and access to cost effective capital at the given time.

We seek to maximize income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and permit increases in rental rates while reducing client turnover and controlling operating expenses. Our sources of revenue also include third-party fees generated by our property management, leasing, development and construction businesses, interest earned on cash deposits and, from time to time, the sale of assets. We believe these capital sources will continue to meet our short-term liquidity needs. A material adverse change in one or more sources of capital may adversely affect our net cash flows and our ability to repay or refinance existing indebtedness as it matures.

### Balance Sheet & Financing Activity

After the repayment at maturity of BPLP's $1.0 billion unsecured senior notes due on February 1, 2026, as of February 20, 2026, we had available cash of approximately $363.4 million (of which approximately $93.0 million was attributable to our consolidated joint venture partners). Our liquidity and capital resources depend on a wide range of factors, and we believe that our access to capital and our strong liquidity, including the approximately $1.5 billion available under BPLP's Revolving Facility (after deducting the $750.0 million being used as a backstop for the Commercial Paper Program) as of February 20, 2026, and our available cash are sufficient to fund our near term capital needs on existing development and redevelopment projects, repay our maturing indebtedness when due (if not refinanced or extended), satisfy our REIT distribution requirements (see "*REIT Tax Distribution Considerations*" below) and still allow us to act opportunistically on attractive investment opportunities.

From January 1, 2025 through February 20, 2026, we completed 14 sales transactions of which our share of the aggregate gross sales price was approximately $1.17 billion. Our share of the net proceeds from the sales from January 1, 2025 through December 31, 2025 was approximately $852.7 million.

We may seek to enhance our liquidity to fund our current and future development activity, pursue additional attractive investment opportunities and refinance or repay indebtedness.  Depending on then-current interest rates, the overall conditions in the public and private debt and equity markets, and our existing and expected leverage at the time, we may decide to access one or more of these capital sources.  Doing so may result in greater cash and cash equivalents pending our use of the proceeds.

We have not sold any shares under BXP's $600.0 million "at the market" equity offering program.

### Construction & Redevelopment Activities

As of December 31, 2025, we have eight properties under development or redevelopment.  Our share of the estimated total investment for these projects is approximately $3.9 billion, of which approximately $2.5 billion remained to be invested as of December 31, 2025.  The commercial space in the pipeline, which excludes 651 Gateway and residential units, was approximately 61% pre-leased as of February 20, 2026.

The following table presents information on properties under construction/redevelopment as of December 31, 2025 (dollars in thousands):

| Construction/Redevelopment Properties | Estimated Stabilization Date | Location | # of Buildings | Estimated Square Feet | Investment to Date (1)(2)(3) | Estimated Total Investment (1)(2) | Financings Total Available (1) | Outstanding at December 31, 2025 (1) | Estimated Future Equity Requirement (1)(2)(4) | Percentage Leased (5) |
|---|---|---|---|---|---|---|---|---|---|---|
| **Office** | | | | | | | | | | |
| 725 12th Street (Redevelopment) | Q4 2030 | Washington, DC | 1 | 320,000 | $ 84,459 | $ 349,600 | $ — | $ — | $ 265,141 | 87 % |
| 343 Madison Avenue | Q2 2031 | New York, NY | 1 | 930,000 | 304,640 | 1,971,000 | — | — | 1,666,360 | 29 % |
| **Total Office Properties under Construction/Redevelopment** | | | 2 | 1,250,000 | 389,099 | 2,320,600 | — | — | 1,931,501 | 44 % |
| **Laboratory/Life Sciences** | | | | | | | | | | |
| 290 Binney Street (55% ownership) | Q2 2026 | Cambridge, MA | 1 | 573,000 | 354,590 | 508,000 | — | — | 153,410 | 100 % (6) |
| 651 Gateway (50% ownership) (Redevelopment) | Q3 2027 | South San Francisco, CA | 1 | 327,000 | 134,754 | 167,100 | — | — | 32,346 | N/A (7) |
| **Total Laboratory/Life Sciences Properties under Construction/Redevelopment** | | | 2 | 900,000 | 489,344 | 675,100 | — | — | 185,756 | 100 % |
| **Residential** | | | | | | | | | | |
| 17 Hartwell Avenue (312 units) (20% ownership) | Q2 2028 | Lexington, MA | 1 | 288,000 | 11,494 | 35,900 | 19,747 | — | 4,659 | — % |
| 17 Hartwell Avenue - Retail | | | — | 2,100 | — | — | — | — | — | — % |
| 121 Broadway Street (439 units) | Q2 2029 | Cambridge, MA | 1 | 492,000 | 274,681 | 597,800 | — | — | 323,119 | — % |
| 290 Coles Street (670 Units) (19.46% ownership) | Q3 2029 | Jersey City, NJ | 1 | 547,000 | 20,707 | 88,700 | 56,400 | — | 11,593 | — % (8) |
| 290 Coles Street - Retail | | | — | 13,000 | — | — | — | — | — | — % |
| **Total Residential Properties under Construction** | | | 3 | 1,342,100 | 306,882 | 722,400 | 76,147 | — | 339,371 | — % |
| **Retail** | | | | | | | | | | |
| Reston Next Retail | Q4 2026 | Reston, VA | 1 | 30,000 | 27,477 | 31,600 | — | — | 4,123 | 70 % (9) |
| **Total Retail Properties under Construction** | | | 1 | 30,000 | 27,477 | 31,600 | — | — | 4,123 | 70 % |
| **Total Properties under Construction/Redevelopment** | | | 8 | 3,522,100 | $ 1,212,802 | $ 3,749,700 | $ 76,147 | $ — | $ 2,460,751 | 61 % (10) |

(1) Represents our share.
(2) Each of Investment to Date, Estimated Total Investment and Estimated Future Equity Requirement represent our share of acquisition expenses, as applicable, and reflect our share of the estimated net revenue/expenses that we expect to incur prior to stabilization of the project, including any amounts actually received or paid through December 31, 2025.
(3) Includes approximately $124.3 million of unpaid but accrued construction costs and leasing commissions.
(4) Excludes approximately $124.3 million of unpaid but accrued construction costs and leasing commissions.
(5) Represents percentage leased as of February 20, 2026, including leases with future commencement dates. Percentage leased excludes 651 Gateway which was sold on January 2, 2026.
(6) The Estimated Total Investment reflects our 55% share of joint venture costs related to 290 Binney Street. In addition, we have the sole obligation to construct an underground electrical vault for an estimated gross cost of $183.9 million. We have entered into a contract to sell the electrical vault to a third-party for a fixed price of $84.1 million upon completion. The net investment of $99.8 million will be included in our outside basis in 290 Binney Street. We have invested $125.0 million for the vault as of December 31, 2025.
(7) On January 1, 2025, in accordance with our accounting policy, we ceased interest capitalization of our equity method investment. As of December 31, 2025, the joint venture partner, which is also the managing partner, classifies the project as under construction. As such, we continue to reflect the project as under construction. As of December 31, 2025, this development project was 27% placed in-service. On January 2, 2026, we sold our interest in the joint venture that owns Gateway Commons (See Note 17 to the Consolidated Financial Statements).

(8)    On March 5, 2025, we acquired a 19.46% interest in 290 Coles Street.  The budget represents our 19.46% ownership of the project budget and financings which includes our share of preferred equity.  We contributed $20.0 million of common equity at closing.  In addition, we committed to provide up to $65.0 million in preferred equity accruing at a 13.0% IRR.  As of December 31, 2025, approximately $29.9 million of preferred equity has been contributed.

(9)    On January 16, 2026, this project was fully placed in-service.

(10) Percentage leased excludes 651 Gateway and the residential units.

### Inflation

We are exposed to inflation risk, as income from long-term leases is the primary source of our cash flows from operations.  There are provisions in the majority of our client leases that protect us from, and mitigate the near term risk of, the impact of inflation.  These provisions include rent steps and resets to market, reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements on a per-square-foot basis, or in some cases, annual reimbursement of operating expenses above a certain per-square-foot allowance.  However, due to the long-term nature of the leases, the rent may not increase frequently enough to fully cover inflation.

### REIT Tax Distribution Considerations

#### Dividend

As a REIT, BXP is subject to a number of organizational and operational requirements, including a requirement that BXP currently distribute at least 90% of its annual taxable income (excluding capital gains and with certain other adjustments).  Our policy is for BXP to distribute at least 100% of its taxable income, including capital gains, to avoid paying federal tax.  BXP's Board of Directors will continue to evaluate BXP's dividend rate in light of our actual and projected taxable income (including gains on sales), liquidity requirements and other circumstances, and there can be no assurance that the future dividends declared by BXP's Board of Directors will not differ materially from the current quarterly dividend amount.

Holders of common and LTIP units (other than unearned MYLTIP units) of limited partnership interest in BPLP receive the same distribution per unit that is paid per share of BXP common stock.

#### Sales

To the extent that we sell assets at a gain and cannot efficiently use the proceeds in a tax deferred manner for either our development activities or acquisitions, BXP would, at the appropriate time, decide whether it is better to declare a special dividend, adopt a stock repurchase program, reduce indebtedness or retain the cash for future investment opportunities.  Such a decision will depend on many factors including, among others, the timing, availability and terms of development and acquisition opportunities, our then-current and anticipated leverage, the cost and availability of capital from other sources, the price of BXP's common stock and REIT distribution requirements.  At a minimum, we expect that BXP would distribute at least that amount of proceeds necessary for BXP to avoid paying corporate level tax on the applicable gains realized from any asset sales.

From time to time in select cases, whether due to a change in use, structuring issues to comply with applicable REIT regulations or other reasons, we may sell an asset that is held by a taxable REIT subsidiary ("TRS").  Such a sale by a TRS would be subject to federal and local taxes.

### Cash Flow Summary

The following summary discussion of our cash flows is based on the Consolidated Statements of Cash Flows and is not meant to be an all-inclusive discussion of the changes in our cash flows for the periods presented below.

Cash and cash equivalents and cash held in escrows aggregated approximately $1.6 billion and $1.3 billion at December 31, 2025 and 2024, respectively, representing an increase of approximately $222.1 million.  The following table sets forth changes in cash flows:

| | Year ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | Change |
| | (in thousands) | | |
| Net cash provided by operating activities | $ 1,245,157 | $ 1,234,501 | $ 10,656 |
| Net cash used in investing activities | (644,526) | (1,237,396) | 592,870 |
| Net cash used in financing activities | (378,561) | (274,476) | (104,085) |

Our principal source of cash flow is related to the operation of our properties.  The weighted-average term of our in-place leases, including leases signed by our unconsolidated joint ventures, excluding residential units, was approximately 7.9 years as of December 31, 2025, with occupancy rates historically in the range of approximately 86% to 92%.  Generally, our properties generate a relatively consistent stream of cash flows that provides us with resources to pay operating expenses, debt service and fund regular quarterly dividend and distribution payment requirements. In addition, over the past several years, we have raised capital through the sale of some of our properties and through secured and unsecured borrowings.

Cash is used in investing activities to fund acquisitions, development, net investments in unconsolidated joint ventures and maintenance and repositioning capital expenditures. Cash is provided by investing activities from sales of real estate and net proceeds from notes receivables. Cash used in investing activities for the year ended December 31, 2025 and December 31, 2024 is detailed below:

| | | Year ended December 31, | | |
| --- | --- | --- | --- | --- |
| | | 2025 | | 2024 |
| | | (in thousands) | | |
| Acquisitions of real estate (1) | $ | (55,864) | $ | (35,366) |
| Construction in progress (2) | | (683,750) | | (651,346) |
| Building, pre-development and other capital improvements (3) | | (216,687) | | (189,667) |
| Tenant improvements | | (338,808) | | (258,312) |
| Proceeds from sales of real estate (4) | | 682,514 | | 602 |
| Acquisition of real estate upon consolidation of unconsolidated joint ventures (net of cash) (5) | | — | | 6,086 |
| Capital contributions to unconsolidated joint ventures (6) | | (258,752) | | (132,096) |
| Capital distributions from unconsolidated joint ventures (7) | | 172,662 | | 28,325 |
| Investment in non-real estate investments | | (3,538) | | (2,500) |
| Issuance of note receivables (including related party) (8) | | (22,861) | | (3,258) |
| Proceeds from note receivables (including related party) (8) | | 80,000 | | — |
| Investments in securities, net | | 558 | | 136 |
| Net cash used in investing activities | $ | (644,526) | $ | (1,237,396) |

Cash used in investing activities changed primarily due to the following:

(1) On December 15, 2025, we completed the acquisition of 2100 M Street, located in Washington, D.C., for a purchase price, including transaction costs, of approximately $55.9 million. The acquisition was completed with available cash. We intend to redevelop 2100 M Street in the future.

On December 27, 2024, we completed the acquisition of 725 12th Street located in Washington, DC, for a purchase price, including transaction costs, of approximately $35.4 million. The acquisition was completed with available cash. Following the acquisition, we commenced redevelopment of the property.

(2) Construction in progress for the year ended December 31, 2025 included ongoing expenditures associated with Reston Next Office Phase II, Reston Next Retail and 1050 Winter Street, which were partially or fully placed in-service during the year ended December 31, 2025. In addition, we incurred costs associated with our continued development/redevelopment of 290 Binney Street, 121 Broadway, 725 12th Street and 343 Madison Avenue.

Construction in progress for the year ended December 31, 2024 included ongoing expenditures associated with 760 Boylston Street, 180 CityPoint, 103 CityPoint and 300 Binney Street, which were fully placed in-service during the year ended December 31, 2024. In addition, we incurred costs associated with our continued development/redevelopment of Reston Next Office Phase II that was partially placed in-service, 290 Binney Street, 121 Broadway and 725 12th Street.

(3) Building, pre-development and other capital improvements for the year ended December 31, 2025 and December 31, 2024 included approximately $39.4 million and $47.9 million, respectively, of pre-development expenditures associated with the 343 Madison Avenue project. Beginning July 31, 2025, costs associated with the continued development of 343 Madison Avenue are included within construction in progress.

(4) Proceeds from sales of real estate for the year ended December 31, 2025 consisted of eight transactions (See Note 3 to the Consolidated Financial Statements).

(5) On January 8, 2024, we completed the acquisition of our joint venture partner's 50% economic ownership interest in the joint venture that owns 901 New York Avenue, located in Washington, DC, for a gross purchase price of $10.0 million and we acquired net working capital, including cash and cash equivalents of approximately $16.1 million.

(6) Capital contributions to unconsolidated joint ventures for the year ended December 31, 2025 consisted primarily of cash contributions of approximately $102.7 million, $49.9 million, $42.0 million, $21.2 million and $14.8 million to our Dock 72, 290 Coles Street, 360 Park Avenue South, 751 Gateway, and 200 Fifth Avenue joint ventures, respectively. On March 5, 2025, we entered into a new joint venture for the development of 290 Coles Street (See Note 5 to the Consolidated Financial Statements).

Capital contributions to unconsolidated joint ventures for the year ended December 31, 2024 consisted primarily of cash contributions of approximately $62.7 million, $32.1 million, $13.5 million and $11.6 million to our 360 Park Avenue South, Gateway Commons, Platform 16 and Dock 72 joint ventures, respectively.

(7) Capital distributions from unconsolidated joint ventures for the year ended December 31, 2025 consisted of cash distributions totaling approximately $143.5 million and $29.2 million from our 751 Gateway and Beach Cities Media Campus joint ventures, respectively, resulting from excess proceeds from each of the sales.

Capital distributions from unconsolidated joint ventures for the year ended December 31, 2024 consisted primarily of cash distributions from our 360 Park Avenue South joint venture.

(8) On October 17, 2025, our 3 Hudson Boulevard joint venture refinanced its debt and proceeds from the new loans were used to repay the existing $80.0 million related party note receivable. Funding for the mezzanine loan, which has a maximum commitment of $50.0 million, totaled approximately $18.4 million for the year ended December 31, 2025 (See Note 6 to the Consolidated Financial Statements).

Cash used in financing activities for the year ended December 31, 2025 totaled approximately $378.6 million. This amount consisted primarily of the repayment of BPLP's $850.0 million in aggregate principal amount of its 3.200% unsecured senior notes due January 15, 2025 and the payment of our regular dividends and distributions to our shareholders and unitholders, partially offset by the net proceeds from the issuance of BPLP's $1.0 billion in aggregate principal amount of its 2.00% unsecured exchangeable senior notes. The unsecured exchangeable senior notes are due October 2030 and net proceeds, including the purchase of the capped call transactions entered into simultaneously with the exchangeable senior notes closing, totaled approximately $940.1 million. Future debt payments are discussed below under the heading *"Debt."*

*Capitalization*

The following table presents Consolidated Market Capitalization and BXP's Share of Market Capitalization, as well as the corresponding ratios of Consolidated Debt to Consolidated Market Capitalization and BXP's Share of Debt to BXP's Share of Market Capitalization (in thousands, except for percentages):

| | December 31, 2025 | | |
| --- | --- | --- | --- |
| | Shares / Units Outstanding | Common Stock Equivalent | Equivalent Value (1) |
| Common Stock | 158,548 | 158,548 | $ 10,698,819 |
| Common Operating Partnership Units | 18,252 | 18,252 | 1,231,645 (2) |
| Total Equity | | 176,800 | $ 11,930,464 |
| | | | |
| Consolidated Debt | | | $ 16,609,483 |
| Add: | | | |
| BXP's share of unconsolidated joint venture debt (3) | | | 1,221,666 |
| Subtract: | | | |
| Partners' share of Consolidated Debt (4) | | | 1,364,360 |
| BXP's Share of Debt | | | $ 16,466,789 |
| | | | |
| Consolidated Market Capitalization | | | $ 28,539,947 |
| BXP's Share of Market Capitalization | | | $ 28,397,253 |
| Consolidated Debt/Consolidated Market Capitalization | | | 58.20 % |
| BXP's Share of Debt/BXP's Share of Market Capitalization | | | 57.99 % |

_____

(1) Values are based on the closing price per share of BXP's common stock on the New York Stock Exchange on December 31, 2025 of $67.48.
(2) Includes long-term incentive plan units (including 2012 OPP Units and 2013 - 2022 MYLTIP Units but excludes the 2023 - 2025 MYLTIP Units and 2025 OPP Units because the performance periods had not ended as of December 31, 2025).
(3) See page 85 for additional information.
(4) See page 83 for additional information.

Consolidated Debt to Consolidated Market Capitalization Ratio is a measure of leverage commonly used by analysts in the REIT sector. We present this measure as a percentage and it is calculated by dividing (A) our consolidated debt by (B) our consolidated market capitalization, which is the market value of our outstanding equity securities plus our consolidated debt. Consolidated market capitalization is the sum of:

(1)     our consolidated debt; plus

(2)     the product of (x) the closing price per share of BXP common stock on December 31, 2025, as reported by the New York Stock Exchange, multiplied by (y) the sum of:

(i)     the number of outstanding shares of common stock of BXP,

(ii)     the number of outstanding OP Units in BPLP (excluding OP Units held by BXP),

(iii)     the number of OP Units issuable upon conversion of all outstanding LTIP Units, assuming all conditions have been met for the conversion of the LTIP Units, and

(iv)     the number of OP Units issuable upon conversion of 2012 OPP Units, and 2013 - 2022 MYLTIP Units that were issued in the form of LTIP Units.

The calculation of consolidated market capitalization does not include LTIP Units issued in the form of Outperformance Awards or MYLTIP Awards unless and until certain performance thresholds are achieved and they are earned. Because their performance periods have not yet ended, the 2023 - 2025 MYLTIP Units and 2025 OPP Units are not included in this calculation as of December 31, 2025.

We also present BXP's Share of Market Capitalization and BXP's Share of Debt/BXP's Share of Market Capitalization, which are calculated in the same manner, except that BXP's Share of Debt is utilized instead of our consolidated debt in both the numerator and the denominator. BXP's Share of Debt is defined as our consolidated debt plus our share of debt from our unconsolidated joint ventures (calculated based upon our ownership percentage), minus our partners' share of debt from our consolidated joint ventures (calculated based upon the partners' percentage ownership interests adjusted for basis differentials). Management believes that BXP's Share of Debt provides useful information to investors regarding our financial condition because it includes our share of debt from unconsolidated joint ventures and excludes our partners' share of debt from consolidated joint ventures, in each case presented on the same basis. We have several significant joint ventures and presenting various measures of financial condition in this manner can help investors better understand our financial condition and/or results of operations after taking into account our economic interest in these joint ventures. We caution investors that the ownership percentages used in calculating BXP's Share of Debt may not completely and accurately depict all of the legal and economic implications of holding an interest in a consolidated or unconsolidated joint venture. For example, in addition to partners' interests in profits and capital, venture agreements vary in the allocation of rights regarding decision making (both for routine and major decisions), distributions, transferability of interests, financing and guarantees, liquidations and other matters. Moreover, in some cases we exercise significant influence over, but do not control, the joint venture in which case GAAP requires that we account for the joint venture entity using the equity method of accounting and we do not consolidate it for financial reporting purposes. In other cases, GAAP requires that we consolidate the venture even though our partner(s) own(s) a significant percentage interest. As a result, management believes that the presentation of BXP's Share of a financial measure should not be considered a substitute for, and should only be considered with and as a supplement to our financial information presented in accordance with GAAP.

We present these supplemental ratios because our degree of leverage could affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, development or other general corporate purposes and because different investors and lenders consider one or both of these ratios. Investors should understand that these ratios are, in part, a function of the market price of the common stock of BXP and as such will fluctuate with changes in such price, and they do not necessarily reflect our capacity to incur additional debt to finance our activities or our ability to manage our existing debt obligations. However, for a company like BXP, whose assets are primarily income-producing real estate, these ratios may provide investors with an alternate indication of leverage, so long as they are evaluated along with the ratio of indebtedness to other measures of asset value used by financial analysts and other financial ratios, as well as the various components of our outstanding indebtedness.

For a discussion of our unconsolidated joint venture indebtedness, see "*Liquidity and Capital Resources—Investment in Unconsolidated Joint Ventures - Secured Debt*" within "*Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations*" and for a discussion of our consolidated joint venture indebtedness see "*Debt*" below.

### Debt

For further discussion on the terms of our debt, see Note 7 to the Consolidated Financial Statements. The following table summarizes certain information with respect to our indebtedness outstanding as of December 31, 2025 and 2024 (dollars in thousands).

| | Interest Rate | | | Amount | |
|---|---|---|---|---|---|
| | **Stated** | **GAAP (1)** | **Maturity Date** | **12/31/2025** | **12/31/2024** |
| **Unsecured Senior Notes (2)** | | | | | |
| Unsecured Senior Notes (3) | 3.200 % | 3.350 % | January 15, 2025 | N/A $ | 850,000 |
| Unsecured Senior Notes (4) | 3.650 % | 3.766 % | February 1, 2026 | $ 1,000,000 | 1,000,000 |
| Unsecured Senior Notes | 2.750 % | 3.495 % | October 1, 2026 | 1,000,000 | 1,000,000 |
| Unsecured Senior Notes | 6.750 % | 6.924 % | December 1, 2027 | 750,000 | 750,000 |
| Unsecured Senior Notes | 4.500 % | 4.628 % | December 1, 2028 | 1,000,000 | 1,000,000 |
| Unsecured Senior Notes | 3.400 % | 3.505 % | June 21, 2029 | 850,000 | 850,000 |
| Unsecured Senior Notes | 2.900 % | 2.984 % | March 15, 2030 | 700,000 | 700,000 |
| Unsecured Senior Notes | 3.250 % | 3.343 % | January 30, 2031 | 1,250,000 | 1,250,000 |
| Unsecured Senior Notes | 2.550 % | 2.671 % | April 1, 2032 | 850,000 | 850,000 |

| | Interest Rate | | | Amount | |
|---|---|---|---|---|---|
| | Stated | GAAP (1) | Maturity Date | 12/31/2025 | 12/31/2024 |
| Unsecured Senior Notes | 2.450 % | 2.524 % | October 1, 2033 | 850,000 | 850,000 |
| Unsecured Senior Notes | 6.500 % | 6.619 % | January 15, 2034 | 750,000 | 750,000 |
| Unsecured Senior Notes | 5.750 % | 5.842 % | January 15, 2035 | 850,000 | 850,000 |
| Total Principal Amount | | | | 9,850,000 | 10,700,000 |
| Less: Unamortized discount and deferred financing costs, net | | | | 43,900 | 54,923 |
| Carrying Amount | | | | 9,806,100 | 10,645,077 |
| | | | | | |
| **Unsecured Exchangeable Senior Notes** | 2.000 % | 2.496 % | October 1, 2030 | 1,000,000 | N/A |
| Less: Unamortized deferred financing costs | | | | 23,737 | N/A |
| Carrying Amount | | | | 976,263 | N/A |
| | | | | | |
| **Unsecured Commercial Paper (5)** | 4.24 % | 4.25 % | Various | 750,000 | 500,000 |
| **Unsecured Line of Credit (Revolving Credit Facility) (6)** | — % | — % | March 29, 2030 | — | — |
| | | | | | |
| **Unsecured Term Loans** | | | | | |
| 2023 Unsecured Term Loan | N/A | N/A | N/A | N/A | 700,000 |
| 2024 Unsecured Term Loan (7) | 4.73 % | 4.88 % | September 26, 2026 | 100,000 | 100,000 |
| Unsecured Term Loan Facility (8) | 4.82 % | 4.94 % | March 30, 2029 | 700,000 | N/A |
| Total Principal Amount | | | | 800,000 | 800,000 |
| Less: Deferred financing costs and fair value adjustments, net | | | | 2,947 | 1,187 |
| Carrying Amount | | | | 797,053 | 798,813 |
| | | | | | |
| **Mortgage Notes** | | | | | |
| 767 Fifth Avenue (the General Motors Building) (60% ownership) (2)(9) | 3.43 % | 3.64 % | June 9, 2027 | 2,300,000 | 2,300,000 |
| Santa Monica Business Park (2)(10) | 5.28 % | 5.40 % | October 8, 2028 | 200,000 | 200,000 |
| 90 Broadway, 325 Main Street, 355 Main Street, and Cambridge East Garage (also known as Kendall Center Green Garage) (2)(11) | 6.04 % | 6.27 % | October 26, 2028 | 600,000 | 600,000 |
| 901 New York Avenue (12) | 5.00 % | 5.06 % | January 5, 2029 | 198,063 | 202,313 |
| 601 Lexington Avenue (55% ownership) (2) | 2.79 % | 2.93 % | January 9, 2032 | 1,000,000 | 1,000,000 |
| Total Principal Amount | | | | 4,298,063 | 4,302,313 |
| Less: Deferred financing costs and fair value adjustments, net | | | | 17,996 | 25,704 |
| Carrying Amount | | | | 4,280,067 | 4,276,609 |
| | | | | | |
| Total Consolidated Debt | | | | $16,609,483 | $16,220,499 |

_____

(1) For the unsecured senior notes, the GAAP rate represents the yield on issuance date including the effects of discounts on the notes, settlements of interest rate contracts and the amortization of financing costs. For all other debt, the GAAP interest rate differs from the stated interest rate due to the inclusion of the amortization of financing charges, the effects of hedging transactions (if any and excluding capped calls classified as equity) and adjustments required under ASC 805 "Business Combinations" to reflect loans and swaps at their fair values (if any).

(2) No principal amounts are due prior to maturity.

(3) This unsecured senior note was repaid at maturity, see Note 7 to the Consolidated Financial Statements.

(4) See Note 17 to the Consolidated Financial Statements.

(5) At December 31, 2025, the weighted average interest rate of the commercial paper notes outstanding was approximately 3.99% per annum and had a weighted-average maturity of 45 days from the date of issuance. At

February 20, 2026, BPLP had an aggregate of $750.0 million of commercial paper notes outstanding that bore interest at a weighted-average rate of approximately 3.93% per annum and had a weighted-average maturity of 44 days, from the date of issuance.

(6) The unsecured line of credit bears interest at a variable rate of SOFR+0.85% per annum. The 2025 Credit Facility is used as a backstop for the $750.0 million Commercial Paper Program.  As such, BPLP intends to maintain, at a minimum, availability under the unsecured line of credit in an amount equal to the amount of unsecured commercial paper notes outstanding.  The table below provides the principal indebtedness outstanding and remaining capacity under the unsecured line of credit at December 31, 2025 and February 20, 2026 (dollars in thousands).

| | | December 31, 2025 | | February 20, 2026 | |
| | Facility | Outstanding | Remaining Capacity | Outstanding | Remaining Capacity |
|---|---|---|---|---|---|
| Unsecured Line of Credit | $ 2,250,000 | $ — | $ 2,250,000 | $ — | $ 2,250,000 |
| Less: | | | | | |
| Unsecured Commercial Paper | | | 750,000 | | 750,000 |
| Letters of Credit | | | 5,086 | | 5,253 |
| Total Remaining Capacity | | | $ 1,494,914 | | $ 1,494,747 |

(7) The 2024 Unsecured Term Loan bears interest at a variable rate of SOFR+1.05% per annum.  BPLP entered into an interest rate swap contract to fix SOFR at a weighted-average fixed interest rate of 3.6775% per annum for the period commencing on April 7, 2025 and ending on April 6, 2026.  Stated interest rate reflects the weighted-average fixed interest rate based on the interest rate swap contracts plus 1.05% per annum.  The 2024 Unsecured Term Loan has two one-year extension options, subject to certain conditions.

(8) The Unsecured Term Loan Facility bears interest at a variable rate of SOFR+0.95% per annum and has two six-month extension options, each subject to customary conditions.

(9) In connection with the refinancing of the loan, we guaranteed the consolidated entity's obligation to fund various reserves for tenant improvement costs and allowances, leasing commissions and free rent obligations in lieu of cash deposits.  As of December 31, 2025, the maximum funding obligation under the guarantee was approximately $6.4 million.  We earn a fee from the joint venture for providing the guarantee and have an agreement with our partners to reimburse the joint venture for their share of any payments made under the guarantee.

(10) The mortgage loan bears interest at a variable rate of Daily Simple SOFR+1.60% per annum.  BPLP entered into an interest rate swap contract to fix Daily Simple SOFR at a weighted-average fixed interest rate of 3.6775% per annum for the period commencing on April 7, 2025 and ending on April 6, 2026.  Stated interest rate reflects the weighted-average fixed interest rate based on the interest rate swap contracts plus 1.60% per annum.

(11) The mortgage loan bears interest at a variable rate of Daily Compounded SOFR+2.25% per annum.  BPLP entered into three interest rate swap contracts with notional amounts aggregating $600.0 million to fix Daily Compounded SOFR at a weighted-average fixed interest rate of 3.7925% for the period commencing on December 15, 2023 and ending on October 26, 2028.  The stated interest rate reflects the weighted average fixed interest rate based on the interest rate swap contracts plus 2.25% per annum.

(12) The loan has a one-year extension option remaining, subject to certain conditions.

The following table lists our mortgage notes, net outstanding and our partners' share, based on their respective ownership percentage, from our consolidated joint ventures as of December 31, 2025 (dollars in thousands).

| | Carrying Amount | |
| Properties | 100% | Partners' Share |
|---|---|---|
| **Wholly-owned** | | |
| 901 New York Avenue | $ 197,682 | N/A |
| Santa Monica Business Park | 199,302 | N/A |
| 90 Broadway, 325 Main Street, 355 Main Street, and Cambridge East Garage (also known as Kendall Center Green Garage) | 596,213 | N/A |
| Subtotal | 993,197 | N/A |
| **Consolidated Joint Ventures** | | |
| 767 Fifth Avenue (the General Motors Building) (60% ownership) (1) | 2,294,992 | $ 918,015 |
| 601 Lexington Avenue (55% ownership) | 991,878 | 446,345 |
| Subtotal | 3,286,870 | 1,364,360 |
| Total | $ 4,280,067 | $ 1,364,360 |

(1) The partners' share of the carrying amount has been adjusted for basis differentials.

The following table lists the contractual aggregate principal payments of mortgage notes payable at December 31, 2025:

| Year | Principal Payments (in thousands) | |
|---|---|---|
| 2026 | $ | 4,357 |
| 2027 | | 2,304,580 |
| 2028 | | 804,815 |
| 2029 | | 184,311 |
| 2030 | | — |
| Thereafter | | 1,000,000 |
| | $ | 4,298,063 |

The table below provides the debt statistics of our outstanding consolidated indebtedness at December 31, 2025 and December 31, 2024.

| | December 31, 2025 | | | | December 31, 2024 | | | |
|---|---|---|---|---|---|---|---|---|
| | | **Weighted Average** | | | | **Weighted Average** | | |
| | % of Total Debt | Stated Rates | GAAP Rates (1) | Maturity (years) | % of Total Debt | Stated Rates | GAAP Rates (1) | Maturity (years) |
| Floating Rate Debt (2) | 8.71 % | 4.52 % | 4.58 % | 1.6 | 7.39 % | 5.34 % | 5.47 % | 0.2 |
| Fixed Rate Debt (3) | 91.29 % | 3.85 % | 3.99 % | 3.9 | 92.61 % | 3.89 % | 4.11 % | 4.6 |
| Consolidated Debt | 100.00 % | 3.91 % | 4.04 % | 3.7 | 100.00 % | 4.00 % | 4.21 % | 4.3 |
| | | | | | | | | |
| Unsecured Debt | 74.23 % | 3.94 % | 4.06 % | 4.0 | 73.63 % | 4.11 % | 4.23 % | 4.4 |
| Secured Debt | 25.77 % | 3.80 % | 3.99 % | 2.8 | 26.37 % | 3.68 % | 4.17 % | 3.8 |
| Consolidated Debt | 100.00 % | 3.91 % | 4.04 % | 3.7 | 100.00 % | 4.00 % | 4.21 % | 4.3 |

_____

(1) The GAAP interest rate differs from the stated interest rate due to the inclusion of the amortization of financing charges, the effects of hedging transactions (if any and excluding capped calls classified as equity) and adjustments required under ASC 805 "Business Combinations" to reflect loans and swaps at their fair values (if any).
(2) The unsecured commercial paper notes are included in our floating rate debt statistics. At December 31, 2025, the weighted average interest rate of the unsecured commercial paper notes outstanding was approximately 3.99% per annum and had a weighted-average maturity of 45 days from the date of issuance.
(3) The Fixed Rate Debt includes the effects of hedging transactions.

### Derivative Instruments and Hedging Activities

As of December 31, 2025, we had $900.0 million of interest rate swaps outstanding, where hedge accounting was elected, with a fair value of approximately $(8.3) million. On April 8, 2025, we entered into an interest rate swap contract with a notional amount of $300.0 million to replace $300.0 million of interest rate swaps that expired on April 1, 2025. For a description of these interest rate swaps, see Note 8 to the Consolidated Financial Statements.

*Investment in Unconsolidated Joint Ventures - Secured Debt*

We have investments in unconsolidated joint ventures with our effective ownership interests ranging from approximately 19% to approximately 71%. Fourteen of these ventures have mortgage indebtedness. We exercise significant influence over, but do not control, these entities. As a result, we account for them using the equity method of accounting. See also Note 6 to the Consolidated Financial Statements. At December 31, 2025, the aggregate carrying amount of debt, including both our and our partners' share, incurred by these ventures was approximately $2.9 billion (of which our proportionate share is approximately $1.2 billion). The table below summarizes the outstanding debt of these joint venture properties at December 31, 2025. In addition to other guarantees specifically noted in the table, we have agreed to customary environmental indemnifications and nonrecourse carve-outs (e.g., guarantees against fraud, misrepresentation and bankruptcy) as well as the completion of development projects on certain of the loans.

| Properties | Nominal % Ownership | Stated Interest Rate | GAAP Interest Rate (1) | Term of Variable Rate + Spread | Stated Principal Amount | Deferred Financing Costs, Net | Carrying Amount | Carrying Amount (Our share) | | Maturity Date |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | (dollars in thousands) | | | | | |
| 360 Park Avenue South | 71.11 % | 6.25 % | 6.56 % | Term SOFR+2.50% | $ 220,000 | $ (1,204) | $ 218,796 | $ 155,586 | (2)(3)(4) | December 13, 2027 |
| 1265 Main Street | 50.00 % | 3.77 % | 3.84 % | N/A | 32,703 | (167) | 32,536 | 16,268 | | January 1, 2032 |
| Colorado Center | 50.00 % | 3.56 % | 3.59 % | N/A | 550,000 | (285) | 549,715 | 274,857 | (2) | August 9, 2027 |
| The Hub on Causeway - Podium & 100 Causeway Street | 50.00 % | 5.73 % | 5.94 % | N/A | 465,000 | (5,010) | 459,990 | 229,995 | (2) | April 9, 2031 |
| Hub50House | 50.00 % | 4.43 % | 4.51 % | SOFR+1.35% | 185,000 | (882) | 184,118 | 92,059 | (2)(5) | June 17, 2032 |
| 7750 Wisconsin Avenue (Marriott International Headquarters) | 50.00 % | 5.49 % | 5.54 % | N/A | 249,663 | (1,237) | 248,426 | 124,213 | | February 27, 2035 |
| Safeco Plaza | 33.67 % | 4.82 % | 6.21 % | SOFR+2.32% | 250,000 | (227) | 249,773 | 84,098 | (2)(6) | September 1, 2026 |
| 500 North Capitol Street, NW | 30.00 % | 6.83 % | 7.16 % | N/A | 105,000 | (121) | 104,879 | 31,436 | (2)(7) | June 5, 2026 |
| 200 Fifth Avenue | 26.69 % | 4.34 % | 5.60 % | Term SOFR+1.41% | 599,134 | (4,876) | 594,258 | 154,502 | (8) | November 24, 2028 |
| 3 Hudson Boulevard | 25.00 % | 9.02 % | 10.27 % | Term SOFR+5.25% | 108,000 | (3,614) | 104,386 | 26,097 | (2)(3)(9) (10) | November 7, 2027 |
| 3 Hudson Boulevard | 25.00 % | 11.02 % | 11.02 % | Term SOFR+7.25% | 18,353 | — | 18,353 | 4,588 | (3)(9) | November 7, 2027 |
| Skymark - Reston Next Residential | 20.00 % | 5.87 % | 6.19 % | SOFR+2.00% | 140,000 | (165) | 139,835 | 27,967 | (2)(3)(11) | May 13, 2026 |
| 17 Hartwell Avenue | 20.00 % | 6.75 % | 6.87 % | N/A | — | — | — | — | (2)(12) | July 10, 2030 |
| 290 Coles Street | 19.46 % | N/A | N/A | Term SOFR+2.50% | — | — | — | — | (2)(3)(13) | March 5, 2029 |
| Total | | | | | $2,922,853 | $ (17,788) | $2,905,065 | $1,221,666 | | |

(1) The GAAP interest rate differs from the stated interest rate due to the inclusion of the amortization of financing costs, which includes mortgage recording fees, the effects of hedging transactions (if any) and adjustments required under ASC 805 "Business Combinations" to reflect loans at their fair values (if any).

(2) The loan requires interest only payments with a balloon payment due at maturity.

(3) The loan includes certain extension options, subject to certain conditions.

(4) The joint venture entered into an interest rate cap agreement with a financial institution to limit its exposure to increases in Term SOFR rate to a cap of 5.00% per annum on a notional amount of $220.0 million through January 15, 2026. On January 6, 2026, the joint venture entered into a new interest rate cap agreement that continued to cap Term SOFR rate at 5.00% per annum on a notional amount of $220.0 million through January 15, 2027.

(5) The joint venture entered into interest rate swap contracts with notional amounts aggregating $185.0 million through April 10, 2032, resulting in a fixed rate of approximately 4.432% per annum through the expiration of the interest rate swap contracts.

(6) The loan bears interest at a variable rate equal to the greater of (x) 2.35% or (y) SOFR plus 2.32% per annum. The joint venture entered into an interest rate cap agreement with a financial institution to limit its exposure to increases in the SOFR rate at a cap of 2.50% per annum on a notional amount of $250.0 million through September 1, 2026.

(7) The indebtedness consists of (x) a $70.0 million mortgage loan payable (Note A) which bears interest at a fixed rate of 6.23% per annum, and (y) a $35.0 million mortgage loan payable (Note B) which bears interest at a fixed rate of 8.03% per annum. We provided $10.5 million of the Note B mortgage financing to the joint venture. Our portion of the loan is reflected as Related Party Notes Receivable, Net on our Consolidated Balance Sheets.

(8) The joint venture entered into interest rate swap contracts with notional amounts aggregating $600.0 million through June 2028, resulting in a fixed rate of approximately 4.34% per annum through the expiration of the interest rate swap contracts.

(9) The indebtedness consists of (x) a $108.0 million senior loan with a third-party lender and (y) a mezzanine loan provided by us with a maximum commitment of $50.0 million. As of December 31, 2025, we have funded approximately $18.4 million of the mezzanine loan. The loan is reflected as Related Party Note Receivables, Net on our Consolidated Balance Sheets.

(10) The joint venture entered into an interest rate cap agreement with a financial institution to limit its exposure to increases in Term SOFR rate to a cap of 6.00% per annum on a notional amount of $108.0 million through November 9, 2027.

(11) The construction financing has a borrowing capacity of $140.0 million.

(12) No amounts have been drawn under the $98.7 million construction loan.

(13) No amounts have been drawn under the $225.0 million construction loan.

### Funds from Operations

Pursuant to the revised definition of FFO adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("Nareit"), we calculate FFO for each of BXP and BPLP by adjusting net income attributable to BXP, Inc. and net income attributable to Boston Properties Limited Partnership (computed in accordance with GAAP), respectively, for gains (or losses) from sales of properties, including a change in control, impairment losses on depreciable real estate consolidated on our balance sheet, impairment losses on our investments in unconsolidated joint ventures driven by a measurable decrease in the fair value of depreciable real estate held by the unconsolidated joint ventures and our share of real estate-related depreciation and amortization. FFO is a non-GAAP financial measure. We believe the presentation of FFO, combined with the presentation of required GAAP financial measures, improves the understanding of operating results of REITs among the investing public and helps make comparisons of REIT operating results more meaningful. Management generally considers FFO to be a useful measure for understanding and comparing our operating results because, by excluding gains and losses related to sales or a change in control of previously depreciated operating real estate assets, impairment losses and real estate asset depreciation and amortization (which can differ across owners of similar assets in similar condition based on historical cost accounting and useful life estimates), FFO can help investors compare the operating performance of a company's real estate across reporting periods and to the operating performance of other companies.

Our computation of FFO may not be comparable to FFO reported by other REITs or real estate companies that do not define the term in accordance with the current Nareit definition or that interpret the current Nareit definition differently. We believe that in order to facilitate a clear understanding of our operating results, FFO should be examined in conjunction with net income attributable to BXP, Inc. and net income attributable to Boston Properties Limited Partnership as presented in our Consolidated Financial Statements. FFO should not be considered as a substitute for net income attributable to BXP, Inc. or net income attributable to Boston Properties Limited Partnership (determined in accordance with GAAP) or any other GAAP financial measures and should only be considered together with and as a supplement to our financial information prepared in accordance with GAAP.

**BXP**

The following table presents a reconciliation of net income attributable to BXP, Inc. to FFO attributable to BXP, Inc. for the years ended December 31, 2025, 2024 and 2023:

| | Year ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| | **(in thousands)** | | |
| Net income attributable to BXP, Inc. | $ 276,800 | $ 14,272 | $ 190,215 |
| Add: | | | |
| Noncontrolling interest—common units of the Operating Partnership | 32,014 | 2,400 | 22,548 |
| Noncontrolling interests in property partnerships | 75,181 | 67,516 | 78,661 |
| Net income | 383,995 | 84,188 | 291,424 |
| Add: | | | |
| Depreciation and amortization | 912,088 | 887,191 | 830,813 |
| Noncontrolling interests in property partnerships' share of depreciation and amortization | (86,109) | (76,660) | (73,027) |
| BXP's share of depreciation and amortization from unconsolidated joint ventures | 65,446 | 81,904 | 101,199 |
| Corporate-related depreciation and amortization | (2,479) | (1,710) | (1,810) |
| Non-real estate depreciation and amortization | 8,521 | 8,520 | (1,681) |
| Loss on sales-type lease | 2,490 | — | — |
| Impairment losses | 85,803 | 13,615 | — |
| Impairment losses included within loss from unconsolidated joint ventures | 145,133 | 341,338 | 272,603 |
| Less: | | | |
| Gain on sale / consolidation included within loss from unconsolidated joint ventures | 53,685 | 21,696 | 64,168 |
| Gains on sales of real estate | 176,732 | 602 | 517 |
| Gain on sales-type lease included within loss from unconsolidated joint ventures | — | — | 1,368 |
| Unrealized gain (loss) on non-real estate investments | (346) | 546 | 239 |
| Noncontrolling interests in property partnerships | 75,181 | 67,516 | 78,661 |
| Funds from Operations (FFO) attributable to the Operating Partnership common unitholders (including BXP, Inc.) | 1,209,636 | 1,248,026 | 1,274,568 |
| Less: | | | |
| Noncontrolling interest—common units of the Operating Partnership's share of funds from operations | 120,601 | 127,548 | 130,771 |
| Funds from Operations attributable to BXP, Inc. | $1,089,035 | $1,120,478 | $1,143,797 |
| Our percentage share of Funds from Operations—basic | 90.03 % | 89.78 % | 89.74 % |
| Weighted average shares outstanding—basic | 158,330 | 157,468 | 156,863 |

The following tables presents a reconciliation of net income attributable to BXP, Inc. to Diluted FFO attributable to BXP, Inc. for income (numerator) and shares/units (denominator) for the years ended December 31, 2025, 2024 and 2023:

| | Year ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| | (in thousands) | | |
| Net income attributable to BXP, Inc. | $ 276,800 | $ 14,272 | $ 190,215 |
| Add: | | | |
| Noncontrolling interest—common units of the Operating Partnership | 32,014 | 2,400 | 22,548 |
| Noncontrolling interests in property partnerships | 75,181 | 67,516 | 78,661 |
| Net income | 383,995 | 84,188 | 291,424 |
| Add: | | | |
| Depreciation and amortization | 912,088 | 887,191 | 830,813 |
| Noncontrolling interests in property partnerships' share of depreciation and amortization | (86,109) | (76,660) | (73,027) |
| BXP's share of depreciation and amortization from unconsolidated joint ventures | 65,446 | 81,904 | 101,199 |
| Corporate-related depreciation and amortization | (2,479) | (1,710) | (1,810) |
| Non-real estate depreciation and amortization | 8,521 | 8,520 | (1,681) |
| Loss on sales-type lease | 2,490 | — | — |
| Impairment losses | 85,803 | 13,615 | — |
| Impairment losses included within loss from unconsolidated joint ventures | 145,133 | 341,338 | 272,603 |
| Less: | | | |
| Gain on sale / consolidation included within loss from unconsolidated joint ventures | 53,685 | 21,696 | 64,168 |
| Gains on sales of real estate | 176,732 | 602 | 517 |
| Gain on sales-type lease included within loss from unconsolidated joint ventures | — | — | 1,368 |
| Unrealized gain (loss) on non-real estate investments | (346) | 546 | 239 |
| Noncontrolling interests in property partnerships | 75,181 | 67,516 | 78,661 |
| Funds from Operations (FFO) attributable to the Operating Partnership common unitholders (including BXP, Inc.) | 1,209,636 | 1,248,026 | 1,274,568 |
| Effect of Dilutive Securities: | | | |
| Stock based compensation | — | — | — |
| Diluted FFO | 1,209,636 | 1,248,026 | 1,274,568 |
| Less: | | | |
| Noncontrolling interest—common units of the Operating Partnership's share of diluted FFO | 120,238 | 127,299 | 130,516 |
| Diluted FFO attributable to BXP, Inc. (1) | $ 1,089,398 | $ 1,120,727 | $ 1,144,052 |

_____

(1)  BXP's share of diluted Funds from Operations was 90.06%, 89.80% and 89.76% for the years ended December 31, 2025, 2024 and 2023, respectively.

|  | Year ended December 31, | | |
|  | **2025** | **2024** | **2023** |
|  | shares/units (in thousands) | | |
| Basic Funds from Operations | 175,858 | 175,390 | 174,796 |
| Effect of Dilutive Securities: | | | |
| Stock based compensation | 539 | 325 | 338 |
| Diluted Funds from Operations | 176,397 | 175,715 | 175,134 |
| Less: | | | |
| Noncontrolling interest—common units of the Operating Partnership's share of diluted Funds from Operations | 17,528 | 17,922 | 17,933 |
| Diluted Funds from Operations attributable to BXP, Inc. (1) | 158,869 | 157,793 | 157,201 |

_____

(1) BXP's share of diluted Funds from Operations was 90.06%, 89.80% and 89.76% for the years ended December 31, 2025, 2024 and 2023, respectively.

### *BPLP*

The following table presents a reconciliation of net income attributable to Boston Properties Limited Partnership to FFO attributable to Boston Properties Limited Partnership for the years ended December 31, 2025, 2024 and 2023:

|  | Year ended December 31, | | |
|  | **2025** | **2024** | **2023** |
|  | (in thousands) | | |
| Net income attributable to Boston Properties Limited Partnership | $ 321,104 | $ 23,480 | $ 219,771 |
| Add: | | | |
| Noncontrolling interests in property partnerships | 75,181 | 67,516 | 78,661 |
| Net income | 396,285 | 90,996 | 298,432 |
| Add: | | | |
| Depreciation and amortization | 905,301 | 880,383 | 823,805 |
| Noncontrolling interests in property partnerships' share of depreciation and amortization | (86,109) | (76,660) | (73,027) |
| BXP's share of depreciation and amortization from unconsolidated joint ventures | 65,446 | 81,904 | 101,199 |
| Corporate-related depreciation and amortization | (2,479) | (1,710) | (1,810) |
| Non-real estate depreciation and amortization | 8,521 | 8,520 | (1,681) |
| Loss on sales-type lease | 2,490 | — | — |
| Impairment losses | 82,890 | 13,615 | — |
| Impairment losses included within loss from unconsolidated joint ventures | 145,133 | 341,338 | 272,603 |
| Less: | | | |
| Gain on sale / consolidation included within loss from unconsolidated joint ventures | 53,685 | 21,696 | 64,168 |
| Gains on sales of real estate | 179,322 | 602 | 517 |
| Gain on sales-type lease included within loss from unconsolidated joint ventures | — | — | 1,368 |
| Unrealized gain (loss) on non-real estate investments | (346) | 546 | 239 |
| Noncontrolling interests in property partnerships | 75,181 | 67,516 | 78,661 |
| Funds from Operations attributable to Boston Properties Limited Partnership (1) | $ 1,209,636 | $ 1,248,026 | $ 1,274,568 |
| Weighted average shares outstanding—basic | 175,858 | 175,390 | 174,796 |

_____

(1) Our calculation includes OP Units and vested LTIP Units (including vested 2012 OPP Units and vested 2013 - 2022 MYLTIP Units).

The following table presents a reconciliation of net income attributable to Boston Properties Limited Partnership to Diluted FFO attributable to Boston Properties Limited Partnership for income (numerator) and shares/ units (denominator) for the years ended December 31, 2025, 2024 and 2023:

| | Year ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| | (in thousands) | | |
| Net income attributable to Boston Properties Limited Partnership | $ 321,104 | $ 23,480 | $ 219,771 |
| Add: | | | |
| Noncontrolling interests in property partnerships | 75,181 | 67,516 | 78,661 |
| Net income | 396,285 | 90,996 | 298,432 |
| Add: | | | |
| Depreciation and amortization | 905,301 | 880,383 | 823,805 |
| Noncontrolling interests in property partnerships' share of depreciation and amortization | (86,109) | (76,660) | (73,027) |
| BXP's share of depreciation and amortization from unconsolidated joint ventures | 65,446 | 81,904 | 101,199 |
| Corporate-related depreciation and amortization | (2,479) | (1,710) | (1,810) |
| Non-real estate depreciation and amortization | 8,521 | 8,520 | (1,681) |
| Loss on sales-type lease | 2,490 | — | — |
| Impairment losses | 82,890 | 13,615 | — |
| Impairment losses included within loss from unconsolidated joint ventures | 145,133 | 341,338 | 272,603 |
| Less: | | | |
| Gain on sale / consolidation included within loss from unconsolidated joint ventures | 53,685 | 21,696 | 64,168 |
| Gains on sales of real estate | 179,322 | 602 | 517 |
| Gain on sales-type lease included within loss from unconsolidated joint ventures | — | — | 1,368 |
| Unrealized gain (loss) on non-real estate investments | (346) | 546 | 239 |
| Noncontrolling interests in property partnerships | 75,181 | 67,516 | 78,661 |
| Funds from Operations attributable to Boston Properties Limited Partnership (1) | 1,209,636 | 1,248,026 | 1,274,568 |
| Effect of Dilutive Securities: | | | |
| Stock based compensation | — | — | — |
| Diluted Funds from Operations attributable to Boston Properties Limited Partnership | $ 1,209,636 | $ 1,248,026 | $ 1,274,568 |

_____

(1) Our calculation includes OP Units and vested LTIP Units (including vested 2012 OPP Units and vested 2013 - 2022 MYLTIP Units).

| | Year ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| | shares/units (in thousands) | | |
| Basic Funds from Operations | 175,858 | 175,390 | 174,796 |
| Effect of Dilutive Securities: | | | |
| Stock based compensation | 539 | 325 | 338 |
| Diluted Funds from Operations | 176,397 | 175,715 | 175,134 |

### Material Cash Commitments

As of December 31, 2025, we were subject to contractual payment obligations, excluding our unconsolidated joint ventures commitments.  For details about our unconsolidated joint venture contractual payment obligations see *"Investments in Unconsolidated Joint Ventures - Contractual Obligations"* below.  Our primary contractual payment obligations, that are not disclosed in other sections of this Annual Report on Form 10-K, are client and development related and described in further detail below.  For details about our other contractual payment obligations related to operating and finance leases and debt, see Notes 4 and 7 to the Consolidated Financial Statements, respectively.

| | Payments Due by Period | | | | | | |
|---|---|---|---|---|---|---|---|
| | Total | 2026 | 2027 | 2028 | 2029 | 2030 | Thereafter |
| | (in thousands) | | | | | | |
| **Commitments:** | | | | | | | |
| Client obligations (1) | $ 723,491 | $ 560,483 | $ 107,560 | $ 31,325 | $ 18,522 | $ 5,601 | $ — |
| Construction contracts for development projects (2) | 1,937,729 | 634,294 | 474,385 | 475,789 | 282,331 | 70,930 | — |
| Total Commitments | $2,661,220 | $1,194,777 | $ 581,945 | $ 507,114 | $ 300,853 | $ 76,531 | $ — |

(1) Committed client-related obligations (tenant improvements and lease commissions) based on executed leases as of December 31, 2025.  The timing and amount of these payments is subject to change.
(2) Payments for construction contracts for development projects includes consolidated joint ventures and represents 100% of the estimated development costs.

We invest in two non-real estate funds, which are primarily environmentally focused investment funds, each with a commitment to contribute $10.0 million, aggregating to a total commitment of $20.0 million.  As of December 31, 2025, we have contributed approximately $10.5 million, which includes required fees, with $9.5 million remaining to be contributed.

### Investment in Unconsolidated Joint Ventures - Contractual Obligations

As of December 31, 2025, the unconsolidated joint ventures that we have an ownership interest in were subject to contractual payment obligations as described in the table below.  The table represents our share of the contractual obligations.  For details about our unconsolidated joint ventures secured debt see *"Investment In Unconsolidated Joint Ventures - Secured Debt"* referred to in *"Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."*

| | Payments Due by Period | | | | | | |
|---|---|---|---|---|---|---|---|
| | Total | 2026 | 2027 | 2028 | 2029 | 2030 | Thereafter |
| | (in thousands) | | | | | | |
| **Contractual Obligations:** | | | | | | | |
| Operating leases (1) | $ 93,916 | $ 944 | $ 957 | $ 970 | $ 984 | $ 998 | $ 89,063 |
| Total Contractual Obligations | 93,916 | 944 | 957 | 970 | 984 | 998 | 89,063 |
| | | | | | | | |
| **Commitments:** | | | | | | | |
| Client obligations (2) | 66,856 | 42,643 | 24,213 | — | — | — | — |
| Construction contracts for development projects | 63,596 | 34,327 | 23,483 | 5,393 | 393 | — | — |
| Total Commitments | 130,452 | 76,970 | 47,696 | 5,393 | 393 | — | — |
| | $ 224,368 | $ 77,914 | $ 48,653 | $ 6,363 | $ 1,377 | $ 998 | $ 89,063 |

(1) Operating leases include approximately $61.6 million related to renewal options that the joint venture is reasonably certain it will exercise.
(2) Committed client-related obligations (tenant improvements and lease commissions) based on executed leases as of December 31, 2025.  The timing and amount of these payments is subject to change.

We have various service contracts with vendors related to our property management. In addition, we have certain other contracts we enter into in the ordinary course of business that may extend beyond one year. These contracts include terms that provide for cancellation with insignificant or no cancellation penalties. Contract terms are generally between three and five years.

During the year ended December 31, 2025, we paid approximately $461.4 million to fund client-related obligations, including tenant improvements and leasing commissions.

In addition, during the year ended December 31, 2025, we and our unconsolidated joint venture partners incurred approximately $529.8 million of new tenant-related obligations associated with approximately 4.6 million square feet of second generation leases, or approximately $116 per square foot. In addition, we signed leases for approximately 1.0 million square feet of first generation leases. The tenant-related obligations for the development properties are included within the projects' "Estimated Total Investment" referred to in "*Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.*" In the aggregate, during 2025, we signed leases for approximately 5.6 million square feet of space and incurred aggregate tenant-related obligations of approximately $767.2 million, or approximately $138 per square foot.

### ITEM 7A—*Quantitative and Qualitative Disclosures about Market Risk.*

We are exposed to certain market risks, one of the most predominant of which is a change in interest rates. Our future earnings, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Our primary market risk results from our indebtedness, which bears interest at fixed and variable rates. The fair value of our debt obligations are affected by changes in the market interest rates. Unless we have entered into interest rate swaps or other derivatives to fix the interest rate, increases in interest rates can result in increased interest expense under our 2025 Credit Facility, 2024 Unsecured Term Loan, Commercial Paper Program, certain mortgage loans and other debt that bears interest at variable rates. Increases in interest rates can also result in increased interest expense when our fixed rate debt matures and needs to be refinanced. We manage our market risk by matching long-term leases with long-term, fixed-rate, non-recourse debt of similar duration. We continue to follow a conservative strategy of generally pre-leasing development projects on a long-term basis to creditworthy clients in order to achieve the most favorable construction and permanent financing terms.

As of December 31, 2025, approximately $14.3 billion of our indebtedness bore interest at fixed rates and therefore the fair value of these instruments is not affected by changes in the market interest rates. The remaining approximately $2.3 billion of outstanding indebtedness bore interest at variable rates, including approximately $800.0 million of unsecured term loans, $750.0 million of borrowings under the Commercial Paper Program and approximately $800.0 million of secured debt. However, we have entered into interest rate swaps with notional amounts aggregating $800.0 million for our secured debt and $100.0 million for BPLP's 2024 Unsecured Term Loan, thus fixing the interest rates for all or a portion of the applicable debt term (See Note 8 to the Consolidated Financial Statements for information pertaining to interest rate swap contracts). Therefore, as of December 31, 2025, we had approximately $1.4 billion of variable rate debt outstanding.

The following table presents our aggregate debt obligations carrying value, estimated fair value and where applicable, the corresponding weighted-average GAAP interest rates sorted by maturity date as of December 31, 2025.

The table below does not include our unconsolidated joint venture debt. For a discussion concerning our unconsolidated joint venture debt, including interest rate swaps, see Note 6 to the Consolidated Financial Statements and "*Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Investment in Unconsolidated Joint Ventures - Secured Debt.*"

| | 2026 | 2027 | 2028 | 2029 | 2030 | 2031+ | Total | Estimated Fair Value |
|---|---|---|---|---|---|---|---|---|
| | | | | (dollars in thousands) Mortgage debt, net | | | | |
| Fixed Rate | $ (613) | $2,301,591 | $ 3,340 | $ 182,961 | $ (1,348) | $ 998,621 | $ 3,484,552 | $ 3,209,842 |
| GAAP Average Interest Rate | 5.06 % | 3.64 % | 5.06 % | 5.06 % | — % | 2.93 % | 3.52 % | |
| Variable Rate | (1,594) | (1,596) | 798,705 | — | — | — | 795,515 | 800,309 |
| Subtotal | $ (2,207) | $2,299,995 | $ 802,045 | $ 182,961 | $ (1,348) | $ 998,621 | $ 4,280,067 | $ 4,010,151 |
| | | | | Unsecured debt, net | | | | |
| Fixed Rate | $1,985,368 | $ 736,739 | $ 987,944 | $ 839,567 | $ 691,729 | $5,541,016 | $10,782,363 | $10,513,589 |
| GAAP Average Interest Rate | 3.63 % | 6.92 % | 4.63 % | 3.51 % | 2.70 % | 3.79 % | 3.98 % | |
| Variable Rate | 849,015 | (874) | (877) | 699,789 | — | — | 1,547,053 | 1,555,687 |
| Subtotal | $2,834,383 | $ 735,865 | $ 987,067 | $1,539,356 | $ 691,729 | $5,541,016 | $12,329,416 | $12,069,276 |
| Total Debt | $2,832,176 | $3,035,860 | $1,789,112 | $1,722,317 | $ 690,381 | $6,539,637 | $16,609,483 | $16,079,427 |

At December 31, 2025, the weighted-average stated interest rates on the fixed rate debt stated above was 3.59% per annum.  At December 31, 2025, our outstanding variable rate debt totaled approximately $2.3 billion, of which $900.0 million was subject to interest rate swaps.  At December 31, 2025, the weighted-average stated interest rate on our variable rate debt, including the effect of the interest rate swaps, was 4.98% per annum.  If market interest rates on our variable rate debt had been 100 basis points greater, total interest expense would have increased approximately $23.4 million for the year ended December 31, 2025.

Our use of derivative instruments also involves certain additional risks such as counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract.  We believe that there is a low likelihood that these counterparties will fail to meet their obligations and we minimize our exposure by limiting counterparties to major banks who meet established credit and capital guidelines.  There can be no assurance that we will adequately protect against the foregoing risks.

The fair value amounts were determined solely by considering the impact of hypothetical interest rates on our financial instruments.  Due to the uncertainty of specific actions, we may undertake to minimize possible effects of market interest rate increases, this analysis assumes no changes in our financial structure.

Additional disclosure about market risk is incorporated herein by reference from "*Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Market Risk.*"

**Item 8.** ***Financial Statements and Supplementary Data.***

## BXP, INC. AND BOSTON PROPERTIES LIMITED PARTNERSHIP
## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



All other schedules for which a provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable, and therefore have been omitted.

**Management's Report on Internal Control over**
**Financial Reporting**

Management of BXP, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for BXP, Inc. BXP, Inc.'s internal control over financial reporting is a process designed under the supervision of its principal executive officer and principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of BXP, Inc.'s financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of the end of BXP, Inc.'s 2025 fiscal year, management conducted assessments of the effectiveness of BXP, Inc.'s internal control over financial reporting based on the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on these assessments, management has determined that BXP, Inc.'s internal control over financial reporting as of December 31, 2025 was effective.

Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of BXP, Inc.; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of BXP, Inc.'s assets that could have a material effect on its financial statements.

The effectiveness of BXP, Inc.'s internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report appearing on page 97, which expresses an unqualified opinion on the effectiveness of BXP, Inc.'s internal control over financial reporting as of December 31, 2025.

# Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of BXP, Inc.

## Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of BXP, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

## Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

## Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

***Critical Audit Matters***

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Impairment Indicators Assessment of Investments in Unconsolidated Joint Ventures*

As described in Notes 2 and 6 to the consolidated financial statements, the Company's investments in unconsolidated joint ventures balance was $999.3 million as of December 31, 2025. During 2025, the Company recognized a $145.1 million other-than-temporary impairment loss related to a certain investment in an unconsolidated joint venture. Management reviews unconsolidated joint ventures for indicators of impairment on a quarterly basis and records impairment charges when events or circumstances change indicating that a decline in the fair values below the carrying amounts has occurred and such decline is other-than-temporary. This evaluation of the investments in unconsolidated joint ventures is dependent on a number of factors, including the performance of each investment, the intent and ability to retain each investment for a period of time to allow for anticipated recovery in market value, and market conditions. Management will record an impairment charge if it determines that a decline in the fair value below the carrying amount of an investment in an unconsolidated joint venture is other-than-temporary.

The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators for investments in unconsolidated joint ventures is a critical audit matter are (i) the significant judgment by management in identifying and evaluating the impairment indicators for investments in unconsolidated joint ventures, and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management's identification and evaluation of the impairment indicators related to the performance of each investment, the intent and ability to retain each investment for a period of time to allow for anticipated recovery in market value, and market conditions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification and evaluation of the impairment indicators for investments in unconsolidated joint ventures. These procedures also included, among others, (i) testing management's process for identifying and evaluating the impairment indicators for investments in unconsolidated joint ventures, and (ii) evaluating the reasonableness of management's impairment indicators related to the performance of each investment, the intent and ability to retain each investment for a period of time to allow for anticipated recovery in market value, and market conditions. Evaluating the reasonableness of management's assessment of the impairment indicators involved (i) considering whether the indicators were consistent with evidence obtained from other audit procedures and (ii) evaluating management's assessment over (a) changes in the performance of the investments, (b) management's intent and ability to retain each investment to allow for anticipated recovery in market value, and (c) market conditions.


/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
February 27, 2026

We have served as the Company's auditor since 1997.

# BXP, INC.
## CONSOLIDATED BALANCE SHEETS
### (in thousands, except for share and par value amounts)

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| **ASSETS** | | |
| Real estate, at cost (amounts related to variable interest entities ("VIEs") of $8,005,124 and $7,797,430 at December 31, 2025 and December 31, 2024, respectively) | $ 28,241,879 | $ 27,870,623 |
| Right of use assets - finance leases (amounts related to VIEs of $21,000 and $21,000 at December 31, 2025 and December 31, 2024, respectively) | 372,470 | 372,922 |
| Right of use assets - operating leases (amounts related to VIEs of $0 and $140,558 at December 31, 2025 and December 31, 2024, respectively) | 325,841 | 334,767 |
| Less: accumulated depreciation (amounts related to VIEs of $(1,763,988) and $(1,628,274) at December 31, 2025 and December 31, 2024, respectively) | (8,040,311) | (7,528,057) |
| Total real estate | 20,899,879 | 21,050,255 |
| Cash and cash equivalents (amounts related to VIEs of $255,631 and $373,737 at December 31, 2025 and December 31, 2024, respectively) | 1,478,206 | 1,254,882 |
| Cash held in escrows (amounts related to VIEs of $10,319 and $4,979 at December 31, 2025 and December 31, 2024, respectively) | 79,060 | 80,314 |
| Investments in securities | 44,614 | 39,706 |
| Tenant and other receivables, net (amounts related to VIEs of $30,989 and $20,435 at December 31, 2025 and December 31, 2024, respectively) | 92,625 | 107,453 |
| Note receivable, net | 9,373 | 4,947 |
| Related party notes receivable, net | 28,346 | 88,779 |
| Sales-type lease receivable, net | 15,672 | 14,657 |
| Accrued rental income, net (amounts related to VIEs of $470,734 and $435,110 at December 31, 2025 and December 31, 2024, respectively) | 1,538,515 | 1,466,220 |
| Deferred charges, net (amounts related to VIEs of $204,924 and $211,726 at December 31, 2025 and December 31, 2024, respectively) | 847,690 | 813,345 |
| Prepaid expenses and other assets (amounts related to VIEs of $14,509 and $15,036 at December 31, 2025 and December 31, 2024, respectively) | 108,105 | 70,839 |
| Investments in unconsolidated joint ventures | 999,309 | 1,093,583 |
| Assets held for sale | 24,770 | — |
| Total assets | $ 26,166,164 | $ 26,084,980 |
| **LIABILITIES AND EQUITY** | | |
| Liabilities: | | |
| Mortgage notes payable, net (amounts related to VIEs of $3,286,870 and $3,282,027 at December 31, 2025 and December 31, 2024, respectively) | $ 4,280,067 | $ 4,276,609 |
| Unsecured senior notes, net | 9,806,100 | 10,645,077 |
| Unsecured exchangeable senior notes, net | 976,263 | — |
| Unsecured line of credit | — | — |
| Unsecured term loans, net | 797,053 | 798,813 |
| Unsecured commercial paper | 750,000 | 500,000 |
| Lease liabilities - finance leases (amounts related to VIEs of $21,074 and $20,931 at December 31, 2025 and December 31, 2024, respectively) | 360,039 | 370,885 |
| Lease liabilities - operating leases (amounts related to VIEs of $0 and $157,691 at December 31, 2025 and December 31, 2024, respectively) | 389,213 | 392,686 |
| Accounts payable and accrued expenses (amounts related to VIEs of $88,849 and $115,808 at December 31, 2025 and December 31, 2024, respectively) | 480,017 | 401,874 |
| Dividends and distributions payable | 123,753 | 172,486 |
| Accrued interest payable | 125,345 | 128,098 |
| Other liabilities (amounts related to VIEs of $95,209 and $126,202 at December 31, 2025 and December 31, 2024, respectively) | 386,074 | 450,796 |
| Total liabilities | 18,473,924 | 18,137,324 |

**BXP, INC.**

**CONSOLIDATED BALANCE SHEETS**

**(in thousands, except for share and par value amounts)**

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Commitments and contingencies (See Note 9) | | |
| Redeemable deferred stock units— 111,701 and 128,227 units outstanding at redemption value at December 31, 2025 and December 31, 2024, respectively | 7,538 | 9,535 |
| Equity: | | |
| Stockholders' equity attributable to BXP, Inc.: | | |
| Excess stock, $0.01 par value, 150,000,000 shares authorized, none issued or outstanding | — | — |
| Preferred stock, $0.01 par value, 50,000,000 shares authorized, none issued or outstanding | — | — |
| Common stock, $0.01 par value, 250,000,000 shares authorized, 158,627,198 and 158,253,895 issued and 158,548,298 and 158,174,995 outstanding at December 31, 2025 and December 31, 2024, respectively | 1,585 | 1,582 |
| Additional paid-in capital | 6,836,243 | 6,836,093 |
| Dividends in excess of earnings | (1,674,995) | (1,419,575) |
| Treasury common stock at cost, 78,900 shares at December 31, 2025 and December 31, 2024 | (2,722) | (2,722) |
| Accumulated other comprehensive loss | (12,921) | (2,072) |
| Total stockholders' equity attributable to BXP, Inc. | 5,147,190 | 5,413,306 |
| Noncontrolling interests: | | |
| Common units of Boston Properties Limited Partnership | 566,563 | 591,270 |
| Property partnerships | 1,970,949 | 1,933,545 |
| Total equity | 7,684,702 | 7,938,121 |
| Total liabilities and equity | $ 26,166,164 | $ 26,084,980 |

The accompanying notes are an integral part of these consolidated financial statements.

**BXP, INC.**

**CONSOLIDATED STATEMENTS OF OPERATIONS**

**(in thousands, except for per share amounts)**

| | Year ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| Revenue | | | |
| Lease | $ 3,236,007 | $ 3,176,805 | $ 3,054,673 |
| Parking and other | 143,314 | 135,142 | 112,918 |
| Hotel | 49,996 | 51,224 | 47,357 |
| Development and management services | 36,579 | 28,060 | 40,850 |
| Direct reimbursements of payroll and related costs from management services contracts | 16,383 | 16,488 | 17,771 |
| Total revenue | 3,482,279 | 3,407,719 | 3,273,569 |
| Expenses | | | |
| Operating | | | |
| Rental | 1,335,069 | 1,286,838 | 1,183,947 |
| Hotel | 35,599 | 35,288 | 32,225 |
| General and administrative | 168,789 | 159,983 | 170,158 |
| Payroll and related costs from management services contracts | 16,383 | 16,488 | 17,771 |
| Transaction costs | 2,678 | 1,597 | 4,313 |
| Depreciation and amortization | 912,088 | 887,191 | 830,813 |
| Total expenses | 2,470,606 | 2,387,385 | 2,239,227 |
| Other income (expense) | | | |
| Loss from unconsolidated joint ventures | (103,560) | (343,177) | (239,543) |
| Gains on sales of real estate | 176,732 | 602 | 517 |
| Loss on sales-type lease | (2,490) | — | — |
| Interest and other income (loss) | 35,784 | 60,199 | 69,964 |
| Gains from investments in securities | 5,481 | 4,416 | 5,556 |
| Losses from interest rate contracts | — | — | (79) |
| Unrealized gain (loss) on non-real estate investments | (346) | 546 | 239 |
| Impairment losses | (85,803) | (13,615) | — |
| Loss from early extinguishment of debt | (338) | — | — |
| Interest expense | (653,138) | (645,117) | (579,572) |
| Net income | 383,995 | 84,188 | 291,424 |
| Net income attributable to noncontrolling interests | | | |
| Noncontrolling interests in property partnerships | (75,181) | (67,516) | (78,661) |
| Noncontrolling interest—common units of the Operating Partnership | (32,014) | (2,400) | (22,548) |
| Net income attributable to BXP, Inc. | $ 276,800 | $ 14,272 | $ 190,215 |
| Basic earnings per common share attributable to BXP, Inc. | | | |
| Net income | $ 1.75 | $ 0.09 | $ 1.21 |
| Weighted average number of common shares outstanding | 158,330 | 157,468 | 156,863 |
| Diluted earnings per common share attributable to BXP, Inc. | | | |
| Net income | $ 1.74 | $ 0.09 | $ 1.21 |
| Weighted average number of common and common equivalent shares outstanding | 158,869 | 157,793 | 157,201 |

The accompanying notes are an integral part of these consolidated financial statements.

**BXP, INC.**

**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME**

**(in thousands)**

| | Year ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| Net income | $ 383,995 | $ 84,188 | $ 291,424 |
| Other comprehensive income (loss): | | | |
| Effective portion of interest rate contracts | (19,601) | 9,202 | (14,405) |
| Amortization of interest rate contracts (1) | 8,126 | 12,618 | 6,703 |
| Other comprehensive income (loss) | (11,475) | 21,820 | (7,702) |
| Comprehensive income | 372,520 | 106,008 | 283,722 |
| Net income attributable to noncontrolling interests | (107,195) | (69,916) | (101,209) |
| Other comprehensive (income) loss attributable to noncontrolling interests | 626 | (2,746) | 274 |
| Comprehensive income attributable to BXP, Inc. | $ 265,951 | $ 33,346 | $ 182,787 |

(1) Amounts reclassified from comprehensive income (loss) primarily to interest expense within BXP, Inc.'s Consolidated Statements of Operations.

The accompanying notes are an integral part of these consolidated financial statements.

**BXP, INC.**
**CONSOLIDATED STATEMENTS OF EQUITY**
**(in thousands)**

| | Common Stock | | Additional Paid-in Capital | Dividends in Excess of Earnings | Treasury Stock, at cost | Accumulated Other Comprehensive Loss | Noncontrolling Interests - Common Units | Noncontrolling Interests - Property Partnerships | Total |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | | | |
| Equity, December 31, 2022 | 156,758 | $ 1,568 | $6,539,147 | $ (391,356) | $ (2,722) | $ (13,718) | $ 683,583 | $ 1,547,317 | $8,363,819 |
| Redemption of operating partnership units to common stock | 102 | 1 | 3,793 | — | — | — | (3,794) | — | — |
| Allocated net income for the period | — | — | — | 190,215 | — | — | 22,548 | 78,661 | 291,424 |
| Dividends/distributions declared | — | — | — | (615,011) | — | — | (73,331) | — | (688,342) |
| Shares issued pursuant to stock purchase plan | 19 | — | 1,156 | — | — | — | — | — | 1,156 |
| Net activity from stock option and incentive plan | 62 | — | 3,165 | — | — | — | 45,895 | — | 49,060 |
| Proceeds from sale of interest in property partnerships and contributions from noncontrolling interests in property partnerships | — | — | 160,416 | — | — | — | — | 84,125 | 244,541 |
| Distributions to noncontrolling interests in property partnerships | — | — | — | — | — | — | — | (69,975) | (69,975) |
| Effective portion of interest rate contracts | — | — | — | — | — | (12,927) | (1,478) | — | (14,405) |
| Amortization of interest rate contracts | — | — | — | — | — | 5,498 | 629 | 576 | 6,703 |
| Reallocation of noncontrolling interest | — | — | 7,472 | — | — | — | (7,472) | — | — |
| Equity, December 31, 2023 | 156,941 | 1,569 | 6,715,149 | (816,152) | (2,722) | (21,147) | 666,580 | 1,640,704 | 8,183,981 |
| Redemption of operating partnership units to common stock | 1,147 | 13 | 40,551 | — | — | — | (40,564) | — | — |
| Allocated net income for the period | — | — | — | 14,272 | — | — | 2,400 | 67,516 | 84,188 |
| Dividends/distributions declared | — | — | — | (617,695) | — | — | (73,485) | — | (691,180) |
| Shares issued pursuant to stock purchase plan | 17 | — | 1,141 | — | — | — | — | — | 1,141 |
| Net activity from stock option and incentive plan | 70 | — | 4,516 | — | — | — | 34,815 | — | 39,331 |
| Proceeds from sale of interest in property partnerships and contributions from noncontrolling interests in property partnerships | — | — | 74,091 | — | — | — | — | 302,453 | 376,544 |
| Distributions to noncontrolling interests in property partnerships | — | — | — | — | — | — | — | (77,704) | (77,704) |
| Effective portion of interest rate contracts | — | — | — | — | — | 8,262 | 940 | — | 9,202 |
| Amortization of interest rate contracts | — | — | — | — | — | 10,813 | 1,229 | 576 | 12,618 |
| Reallocation of noncontrolling interest | — | — | 645 | — | — | — | (645) | — | — |
| Equity, December 31, 2024 | 158,175 | 1,582 | 6,836,093 | (1,419,575) | (2,722) | (2,072) | 591,270 | 1,933,545 | 7,938,121 |

**BXP, INC.**
**CONSOLIDATED STATEMENTS OF EQUITY**
**(in thousands)**

| | Common Stock | | Additional Paid-in Capital | Dividends in Excess of Earnings | Treasury Stock, at cost | Accumulated Other Comprehensive Loss | Noncontrolling Interests - Common Units | Noncontrolling Interests - Property Partnerships | Total |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | | | |
| Redemption of operating partnership units to common stock | 291 | 3 | 9,110 | — | — | — | (9,113) | — | — |
| Allocated net income for the period | — | — | — | 276,800 | — | — | 32,014 | 75,181 | 383,995 |
| Dividends/distributions declared | — | — | — | (532,220) | — | — | (62,154) | — | (594,374) |
| Shares issued pursuant to stock purchase plan | 13 | — | 941 | — | — | — | — | — | 941 |
| Net activity from stock option and incentive plan | 69 | — | 5,983 | — | — | — | 38,973 | — | 44,956 |
| Capped call transactions premium | — | — | (35,000) | — | — | — | — | — | (35,000) |
| Acquisition of noncontrolling interest in property partnership | — | — | (139) | — | — | — | — | (43,465) | (43,604) |
| Proceeds from sale of interest in property partnerships and contributions from noncontrolling interests in property partnerships | — | — | (3,970) | — | — | — | — | 88,241 | 84,271 |
| Distributions to noncontrolling interests in property partnerships | — | — | — | — | — | — | — | (83,129) | (83,129) |
| Effective portion of interest rate contracts | — | — | — | — | — | (17,646) | (1,955) | — | (19,601) |
| Amortization of interest rate contracts | — | — | — | — | — | 6,797 | 753 | 576 | 8,126 |
| Reallocation of noncontrolling interest | — | — | 23,225 | — | — | — | (23,225) | — | — |
| Equity, December 31, 2025 | 158,548 | $ 1,585 | $6,836,243 | $ (1,674,995) | $ (2,722) | $ (12,921) | $ 566,563 | $ 1,970,949 | $7,684,702 |

The accompanying notes are an integral part of these consolidated financial statements.

104

# BXP, INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (in thousands)

| | Year ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| Cash flows from operating activities: | | | |
| Net income | $ 383,995 | $ 84,188 | $ 291,424 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 912,088 | 887,191 | 830,813 |
| Impairment losses | 85,803 | 13,615 | — |
| Amortization of right of use assets - operating leases | 264 | 2,262 | 1,940 |
| Amortization of sales type lease | (989) | (992) | — |
| Non-cash compensation expense | 44,334 | 43,949 | 51,478 |
| Loss from unconsolidated joint ventures | 103,560 | 343,177 | 239,543 |
| Distributions of net cash flow from operations of unconsolidated joint ventures | 58,424 | 33,861 | 24,637 |
| Gains from investments in securities | (5,481) | (4,416) | (5,556) |
| Allowance for current expected credit losses | (1,133) | 78 | 373 |
| Non-cash portion of interest expense | 32,247 | 37,143 | 30,523 |
| Loss from early extinguishments of debt | 338 | — | — |
| Gains on sales of real estate | (176,732) | (602) | (517) |
| Loss on sales-type lease | 2,490 | — | — |
| Unrealized (gain) loss on non-real estate investments | 346 | (546) | (239) |
| Change in assets and liabilities: | | | |
| Tenant and other receivables, net | 32,507 | 13,716 | (31,470) |
| Accrued rental income, net | (101,878) | (97,609) | (99,539) |
| Prepaid expenses and other assets | (4,148) | (5,384) | (7,336) |
| Right of use assets - operating lease | — | (750) | (25,640) |
| Lease liabilities - operating leases | (3,545) | (202) | (121) |
| Accounts payable and accrued expenses | 27,161 | (2,395) | 41,696 |
| Accrued interest payable | (2,743) | (5,647) | 29,910 |
| Other liabilities | (19,133) | 12,826 | 7,267 |
| Tenant leasing costs | (122,618) | (118,962) | (77,666) |
| Total adjustments | 861,162 | 1,150,313 | 1,010,096 |
| Net cash provided by operating activities | 1,245,157 | 1,234,501 | 1,301,520 |
| Cash flows from investing activities: | | | |
| Acquisitions of real estate | (55,864) | (35,366) | — |
| Construction in progress | (683,750) | (651,346) | (525,963) |
| Building, pre-development and other capital improvements | (216,687) | (189,667) | (171,424) |
| Tenant improvements | (338,808) | (258,312) | (310,925) |
| Proceeds from sales of real estate | 682,514 | 602 | 517 |
| Acquisition of real estate upon consolidation of unconsolidated joint ventures (net of cash) | — | 6,086 | (13,155) |
| Capital contributions to unconsolidated joint ventures | (258,752) | (132,096) | (192,650) |
| Capital distributions from unconsolidated joint ventures | 172,662 | 28,325 | 32,787 |
| Investment in non-real estate investments | (3,538) | (2,500) | (2,187) |
| Issuance of note receivables (including related party) | (22,861) | (3,258) | (12,177) |
| Proceeds from note receivables (including related party) | 80,000 | — | — |
| Investments in securities, net | 558 | 136 | 1,496 |
| Net cash used in investing activities | (644,526) | (1,237,396) | (1,193,681) |

## BXP, INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (in thousands)

| | Year ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| Cash flows from financing activities: | | | |
| Proceeds from mortgage notes payable | — | — | 600,000 |
| Repayments of mortgage notes payable | (4,251) | (4,780) | — |
| Proceeds from unsecured senior notes | — | 849,671 | 747,727 |
| Repayment / redemption of unsecured senior notes | (850,000) | (700,000) | (500,000) |
| Proceeds from unsecured exchangeable senior notes | 1,000,000 | — | — |
| Borrowings on unsecured line of credit | 865,000 | — | — |
| Repayments of unsecured line of credit | (865,000) | — | — |
| Borrowings on unsecured term loans | 700,000 | — | 1,200,000 |
| Repayment of unsecured term loans | (700,000) | (500,000) | (730,000) |
| Payments on finance lease obligations | (13,662) | (12,547) | — |
| Borrowings on commercial paper program | 8,656,025 | 5,363,333 | — |
| Repayments on commercial paper program | (8,406,025) | (4,863,333) | — |
| Deferred financing costs | (39,641) | (12,235) | (19,416) |
| Capped call transactions premium | (35,000) | — | — |
| Net activity from equity transactions | (435) | (1,731) | 367 |
| Dividends and distributions | (643,107) | (689,870) | (687,809) |
| Proceeds from sale of interest in property partnerships and contributions from noncontrolling interests in property partnerships | 84,268 | 374,720 | 227,022 |
| Distributions to noncontrolling interests in property partnerships | (83,129) | (77,704) | (69,975) |
| Acquisition of noncontrolling interests in property partnerships | (43,604) | — | — |
| Net cash provided by (used in) financing activities | (378,561) | (274,476) | 767,916 |
| Net increase (decrease) in cash and cash equivalents and cash held in escrows | 222,070 | (277,371) | 875,755 |
| Cash and cash equivalents and cash held in escrows, beginning of period | 1,335,196 | 1,612,567 | 736,812 |
| Cash and cash equivalents and cash held in escrows, end of period | $ 1,557,266 | $ 1,335,196 | $ 1,612,567 |
| | | | |
| Reconciliation of cash and cash equivalents and cash held in escrows: | | | |
| Cash and cash equivalents, beginning of period | $ 1,254,882 | $ 1,531,477 | $ 690,333 |
| Cash held in escrows, beginning of period | 80,314 | 81,090 | 46,479 |
| Cash and cash equivalents and cash held in escrows, beginning of period | $ 1,335,196 | $ 1,612,567 | $ 736,812 |
| | | | |
| Cash and cash equivalents, end of period | $ 1,478,206 | $ 1,254,882 | $ 1,531,477 |
| Cash held in escrows, end of period | 79,060 | 80,314 | 81,090 |
| Cash and cash equivalents and cash held in escrows, end of period | $ 1,557,266 | $ 1,335,196 | $ 1,612,567 |
| | | | |
| Supplemental disclosures: | | | |
| Cash paid for interest (net of amounts capitalized) | $ 677,156 | $ 676,067 | $ 553,989 |
| Interest capitalized | $ 50,626 | $ 41,976 | $ 42,633 |
| | | | |
| Non-cash investing and financing activities: | | | |
| Write-off of fully depreciated real estate | $ (155,440) | $ (112,074) | $ (135,093) |
| Change in real estate included in accounts payable and accrued expenses | $ 11,910 | $ (50,891) | $ 3,668 |
| Right of use assets obtained in exchange for lease liabilities - operating lease | $ — | $ 30,631 | $ 141,179 |
| Right of use assets obtained in exchange for lease liabilities - finance lease | $ — | $ — | $ 163,056 |

## BXP, INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS
## (in thousands)

| | Year ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Lease liability - finance lease reversal for re-assessment event | $ — | $ (38,491) | $ — |
| Right of use asset - finance lease reversal for re-assessment event | $ — | $ (28,962) | $ — |
| Non-cash contributions from noncontrolling interests in property partnerships, net | $ (2,557) | $ 92,631 | $ 17,519 |
| Capitalized operating lease costs | $ 8,732 | $ 30,195 | $ 12,580 |
| Construction in progress from prepaid expenses and other assets | $ — | $ — | $ 25,577 |
| Investment in unconsolidated joint ventures eliminated upon consolidation | $ — | $ (11,834) | $ 183,817 |
| Mortgage note payable recorded upon consolidation | $ — | $ 207,093 | $ 300,000 |
| Mortgage note payable converted to unsecured term loan | $ — | $ 100,000 | $ — |
| Real estate and intangibles recorded upon consolidation | $ — | $ (220,015) | $ (490,720) |
| Interest rate contracts recorded upon consolidation | $ — | $ — | $ (7,337) |
| Real estate contributed in exchange for investment in unconsolidated joint venture | $ (5,595) | $ — | $ — |
| Investment in unconsolidated joint ventures funded by real estate contributed | $ 5,595 | $ — | $ — |
| Dividends and distributions declared but not paid | $ 123,753 | $ 172,486 | $ 171,176 |
| Conversions of noncontrolling interests to stockholders’ equity | $ 9,113 | $ 40,564 | $ 3,794 |
| Issuance of restricted securities to employees and non-employee directors | $ 75,641 | $ 43,360 | $ 48,141 |

The accompanying notes are an integral part of these consolidated financial statements.

**Management's Report on Internal Control over
Financial Reporting**

Management of BXP, Inc., the sole general partner of Boston Properties Limited Partnership, is responsible for establishing and maintaining adequate internal control over financial reporting for Boston Properties Limited Partnership. Boston Properties Limited Partnership's internal control over financial reporting is a process designed under the supervision of the principal executive officer and principal financial officer of BXP, Inc. to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Boston Properties Limited Partnership's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of the end of Boston Properties Limited Partnership's 2025 fiscal year, management conducted assessments of the effectiveness of Boston Properties Limited Partnership's internal control over financial reporting based on the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on these assessments, management has determined that Boston Properties Limited Partnership's internal control over financial reporting as of December 31, 2025 was effective.

Boston Properties Limited Partnership's internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of BXP, Inc.; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Boston Properties Limited Partnership's assets that could have a material effect on our financial statements.

The effectiveness of Boston Properties Limited Partnership's internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report appearing on page 109, which expresses an unqualified opinion on the effectiveness of Boston Properties Limited Partnership's internal control over financial reporting as of December 31, 2025.

## Report of Independent Registered Public Accounting Firm

To the Partners of Boston Properties Limited Partnership

### Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Boston Properties Limited Partnership and its subsidiaries (the "Partnership") as of December 31, 2025 and 2024, and the related statements of operations, of comprehensive income, of capital and noncontrolling interests and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Partnership's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

### Basis for Opinions

The Partnership's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Partnership's consolidated financial statements and on the Partnership's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

### Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

***Critical Audit Matters***

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Impairment Indicators Assessment of Investments in Unconsolidated Joint Ventures*

As described in Notes 2 and 6 to the consolidated financial statements, the Partnership's investments in unconsolidated joint ventures balance was $999.3 million as of December 31, 2025. During 2025, the Partnership recognized a $145.1 million other-than-temporary impairment loss related to a certain investment in an unconsolidated joint venture. Management reviews unconsolidated joint ventures for indicators of impairment on a quarterly basis and records impairment charges when events or circumstances change indicating that a decline in the fair values below the carrying amounts has occurred and such decline is other-than-temporary. This evaluation of the investments in unconsolidated joint ventures is dependent on a number of factors, including the performance of each investment, the intent and ability to retain each investment for a period of time to allow for anticipated recovery in market value, and market conditions. Management will record an impairment charge if it determines that a decline in the fair value below the carrying amount of an investment in an unconsolidated joint venture is other-than-temporary.

The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators for investments in unconsolidated joint ventures is a critical audit matter are (i) the significant judgment by management in identifying and evaluating the impairment indicators for investments in unconsolidated joint ventures, and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management's identification and evaluation of the impairment indicators related to the performance of each investment, the intent and ability to retain each investment for a period of time to allow for anticipated recovery in market value, and market conditions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification and evaluation of the impairment indicators for investments in unconsolidated joint ventures. These procedures also included, among others, (i) testing management's process for identifying and evaluating the impairment indicators for investments in unconsolidated joint ventures, and (ii) evaluating the reasonableness of management's impairment indicators related to the performance of each investment, the intent and ability to retain each investment for a period of time to allow for anticipated recovery in market value, and market conditions. Evaluating the reasonableness of management's assessment of the impairment indicators involved (i) considering whether the indicators were consistent with evidence obtained from other audit procedures and (ii) evaluating management's assessment over (a) changes in the performance of the investments, (b) management's intent and ability to retain each investment to allow for anticipated recovery in market value, and (c) market conditions.


/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
February 27, 2026

We have served as the Partnership's auditor since 1997.

# BOSTON PROPERTIES LIMITED PARTNERSHIP
## CONSOLIDATED BALANCE SHEETS
### (in thousands, except for unit amounts)

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| **ASSETS** | | |
| Real estate, at cost (amounts related to variable interest entities ("VIEs") of $8,005,124 and $7,797,430 at December 31, 2025 and December 31, 2024, respectively) | $ 27,884,397 | $ 27,504,358 |
| Right of use assets - finance leases (amounts related to VIEs of $21,000 and $21,000 at December 31, 2025 and December 31, 2024, respectively) | 372,470 | 372,922 |
| Right of use assets - operating leases (amounts related to VIEs of $0 and $140,558 at December 31, 2025 and December 31, 2024, respectively) | 325,841 | 334,767 |
| Less: accumulated depreciation (amounts related to VIEs of $(1,763,988) and $(1,628,274) at December 31, 2025 and December 31, 2024, respectively) | (7,906,629) | (7,397,882) |
| Total real estate | 20,676,079 | 20,814,165 |
| Cash and cash equivalents (amounts related to VIEs of $255,631 and $373,737 at December 31, 2025 and December 31, 2024, respectively) | 1,478,206 | 1,254,882 |
| Cash held in escrows (amounts related to VIEs of $10,319 and $4,979 at December 31, 2025 and December 31, 2024, respectively) | 79,060 | 80,314 |
| Investments in securities | 44,614 | 39,706 |
| Tenant and other receivables, net (amounts related to VIEs of $30,989 and $20,435 at December 31, 2025 and December 31, 2024, respectively) | 92,625 | 107,453 |
| Note receivable, net | 9,373 | 4,947 |
| Related party notes receivables, net | 28,346 | 88,779 |
| Sales-type lease receivable, net | 15,672 | 14,657 |
| Accrued rental income, net (amounts related to VIEs of $470,734 and $435,110 at December 31, 2025 and December 31, 2024, respectively) | 1,538,515 | 1,466,220 |
| Deferred charges, net (amounts related to VIEs of $204,924 and $211,726 at December 31, 2025 and December 31, 2024, respectively) | 847,690 | 813,345 |
| Prepaid expenses and other assets (amounts related to VIEs of $14,509 and $15,036 at December 31, 2025 and December 31, 2024, respectively) | 108,105 | 70,839 |
| Investments in unconsolidated joint ventures | 999,309 | 1,093,583 |
| Assets held for sale | 24,770 | — |
| Total assets | $ 25,942,364 | $ 25,848,890 |
| **LIABILITIES AND CAPITAL** | | |
| Liabilities: | | |
| Mortgage notes payable, net (amounts related to VIEs of $3,286,870 and $3,282,027 at December 31, 2025 and December 31, 2024, respectively) | $ 4,280,067 | $ 4,276,609 |
| Unsecured senior notes, net | 9,806,100 | 10,645,077 |
| Unsecured exchangeable senior notes, net | 976,263 | — |
| Unsecured line of credit | — | — |
| Unsecured term loans, net | 797,053 | 798,813 |
| Unsecured commercial paper | 750,000 | 500,000 |
| Lease liabilities - finance leases (amounts related to VIEs of $21,074 and $20,931 at December 31, 2025 and December 31, 2024, respectively) | 360,039 | 370,885 |
| Lease liabilities - operating leases (amounts related to VIEs of $0 and $157,691 at December 31, 2025 and December 31, 2024, respectively) | 389,213 | 392,686 |
| Accounts payable and accrued expenses (amounts related to VIEs of $88,849 and $115,808 at December 31, 2025 and December 31, 2024, respectively) | 480,017 | 401,874 |
| Dividends and distributions payable | 123,753 | 172,486 |
| Accrued interest payable | 125,345 | 128,098 |

# BOSTON PROPERTIES LIMITED PARTNERSHIP
## CONSOLIDATED BALANCE SHEETS
### (in thousands, except for unit amounts)

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Other liabilities (amounts related to VIEs of $95,209 and $126,202 at December 31, 2025 and December 31, 2024, respectively) | 386,074 | 450,796 |
| Total liabilities | 18,473,924 | 18,137,324 |
| Commitments and contingencies (See Note 9) | | |
| Redeemable deferred stock units— 111,701 and 128,227 units outstanding at redemption value at December 31, 2025 and December 31, 2024, respectively | 7,538 | 9,535 |
| Noncontrolling interests: | | |
| Redeemable partnership units— 15,590,009 and 15,730,882 common units and 2,662,140 and 2,335,229 long term incentive units outstanding at redemption value at December 31, 2025 and December 31, 2024, respectively | 1,272,719 | 1,378,573 |
| Capital: | | |
| Boston Properties Limited Partnership partners' capital— 1,768,004 and 1,762,411 general partner units and 156,780,294 and 156,412,584 limited partner units outstanding at December 31, 2025 and December 31, 2024, respectively | 4,230,155 | 4,391,985 |
| Accumulated other comprehensive loss | (12,921) | (2,072) |
| Total partners' capital | 4,217,234 | 4,389,913 |
| Noncontrolling interests in property partnerships | 1,970,949 | 1,933,545 |
| Total capital | 6,188,183 | 6,323,458 |
| Total liabilities and capital | $ 25,942,364 | $ 25,848,890 |

The accompanying notes are an integral part of these consolidated financial statements.

# BOSTON PROPERTIES LIMITED PARTNERSHIP
## CONSOLIDATED STATEMENTS OF OPERATIONS
### (in thousands, except for per unit amounts)

| | Year ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| Revenue | | | |
| Lease | $ 3,236,007 | $ 3,176,805 | $ 3,054,673 |
| Parking and other | 143,314 | 135,142 | 112,918 |
| Hotel | 49,996 | 51,224 | 47,357 |
| Development and management services | 36,579 | 28,060 | 40,850 |
| Direct reimbursements of payroll and related costs from management services contracts | 16,383 | 16,488 | 17,771 |
| Total revenue | 3,482,279 | 3,407,719 | 3,273,569 |
| Expenses | | | |
| Operating | | | |
| Rental | 1,335,069 | 1,286,838 | 1,183,947 |
| Hotel | 35,599 | 35,288 | 32,225 |
| General and administrative | 168,789 | 159,983 | 170,158 |
| Payroll and related costs from management services contracts | 16,383 | 16,488 | 17,771 |
| Transaction costs | 2,678 | 1,597 | 4,313 |
| Depreciation and amortization | 905,301 | 880,383 | 823,805 |
| Total expenses | 2,463,819 | 2,380,577 | 2,232,219 |
| Other income (expense) | | | |
| Loss from unconsolidated joint ventures | (103,560) | (343,177) | (239,543) |
| Gains on sales of real estate | 179,322 | 602 | 517 |
| Loss on sales-type lease | (2,490) | — | — |
| Interest and other income (loss) | 35,784 | 60,199 | 69,964 |
| Gains from investments in securities | 5,481 | 4,416 | 5,556 |
| Losses from interest rate contracts | — | — | (79) |
| Unrealized gain (loss) on non-real estate investments | (346) | 546 | 239 |
| Impairment losses | (82,890) | (13,615) | — |
| Loss from early extinguishment of debt | (338) | — | — |
| Interest expense | (653,138) | (645,117) | (579,572) |
| Net income | 396,285 | 90,996 | 298,432 |
| Net income attributable to noncontrolling interests | | | |
| Noncontrolling interests in property partnerships | (75,181) | (67,516) | (78,661) |
| Net income attributable to Boston Properties Limited Partnership | $ 321,104 | $ 23,480 | $ 219,771 |
| Basic earnings per common unit attributable to Boston Properties Limited Partnership | | | |
| Net income | $ 1.83 | $ 0.13 | $ 1.26 |
| Weighted average number of common units outstanding | 175,858 | 175,390 | 174,796 |
| Diluted earnings per common unit attributable to Boston Properties Limited Partnership | | | |
| Net income | $ 1.82 | $ 0.13 | $ 1.25 |
| Weighted average number of common and common equivalent units outstanding | 176,397 | 175,715 | 175,134 |

The accompanying notes are an integral part of these consolidated financial statements.

**BOSTON PROPERTIES LIMITED PARTNERSHIP**
**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME**
**(in thousands)**

|  | Year ended December 31, | | |
| --- | --- | --- | --- |
|  | **2025** | **2024** | **2023** |
| Net income | $ 396,285 | $ 90,996 | $ 298,432 |
| Other comprehensive income (loss): | | | |
| Effective portion of interest rate contracts | (19,601) | 9,202 | (14,405) |
| Amortization of interest rate contracts (1) | 8,126 | 12,618 | 6,703 |
| Other comprehensive income (loss) | (11,475) | 21,820 | (7,702) |
| Comprehensive income | 384,810 | 112,816 | 290,730 |
| Comprehensive income attributable to noncontrolling interests | (75,757) | (68,092) | (79,237) |
| Comprehensive income attributable to Boston Properties Limited Partnership | $ 309,053 | $ 44,724 | $ 211,493 |

_____

(1) Amounts reclassified from comprehensive income (loss) primarily to interest expense within Boston Properties Limited Partnership's Consolidated Statements of Operations.

The accompanying notes are an integral part of these consolidated financial statements.

**BOSTON PROPERTIES LIMITED PARTNERSHIP**
**CONSOLIDATED STATEMENTS OF CAPITAL AND NONCONTROLLING INTERESTS**
**(in thousands)**

| | Units | | Capital | | | | | Noncontrolling Interests - Redeemable Partnership Units |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | General Partner | Limited Partner | Partners' Capital (General and Limited Partners) | Accumulated Other Comprehensive Loss | Noncontrolling Interests - Property Partnerships | Total Capital | | |
| Equity, December 31, 2022 | 1,750 | 155,008 | $ 5,299,428 | $ (13,718) | $ 1,547,317 | $ 6,833,027 | | $ 1,280,886 |
| Net activity from contributions and unearned compensation | 5 | 75 | 4,321 | — | — | 4,321 | | 45,895 |
| Allocated net income for the period | — | — | 197,223 | — | 78,661 | 275,884 | | 22,548 |
| Distributions | — | — | (615,011) | — | — | (615,011) | | (73,331) |
| Conversion of redeemable partnership units | — | 102 | 3,794 | — | — | 3,794 | | (3,794) |
| Adjustment to reflect redeemable partnership units at redemption value | — | — | (76,220) | — | — | (76,220) | | 76,220 |
| Effective portion of interest rate contracts | — | — | — | (12,927) | — | (12,927) | | (1,478) |
| Amortization of interest rate contracts | — | — | — | 5,498 | 576 | 6,074 | | 629 |
| Proceeds from sale of interest in property partnerships and contributions from noncontrolling interests in property partnerships | — | — | 160,416 | — | 84,125 | 244,541 | | — |
| Distributions to noncontrolling interests in property partnerships | — | — | — | — | (69,975) | (69,975) | | — |
| Equity, December 31, 2023 | 1,755 | 155,185 | 4,973,951 | (21,147) | 1,640,704 | 6,593,508 | | 1,347,575 |
| Net activity from contributions and unearned compensation | 5 | 82 | 5,657 | — | — | 5,657 | | 34,815 |
| Allocated net income for the period | — | — | 21,080 | — | 67,516 | 88,596 | | 2,400 |
| Distributions | — | — | (617,695) | — | — | (617,695) | | (73,485) |
| Conversion of redeemable partnership units | 2 | 1,146 | 40,564 | — | — | 40,564 | | (40,564) |
| Adjustment to reflect redeemable partnership units at redemption value | — | — | (105,663) | — | — | (105,663) | | 105,663 |
| Effective portion of interest rate contracts | — | — | — | 8,262 | — | 8,262 | | 940 |
| Amortization of interest rate contracts | — | — | — | 10,813 | 576 | 11,389 | | 1,229 |
| Proceeds from sale of interest in property partnerships and contributions from noncontrolling interests in property partnerships | — | — | 74,091 | — | 302,453 | 376,544 | | — |
| Distributions to noncontrolling interests in property partnerships | — | — | — | — | (77,704) | (77,704) | | — |
| Equity, December 31, 2024 | 1,762 | 156,413 | 4,391,985 | (2,072) | 1,933,545 | 6,323,458 | | 1,378,573 |

## BOSTON PROPERTIES LIMITED PARTNERSHIP
### CONSOLIDATED STATEMENTS OF CAPITAL AND NONCONTROLLING INTERESTS
#### (in thousands)

| | Units | | Capital | | | | Noncontrolling Interests - Redeemable Partnership Units |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | General Partner | Limited Partner | Partners' Capital (General and Limited Partners) | Accumulated Other Comprehensive Loss | Noncontrolling Interests - Property Partnerships | Total Capital | |
| Net activity from contributions and unearned compensation | 2 | 80 | 6,924 | — | — | 6,924 | 38,973 |
| Allocated net income for the period | — | — | 289,090 | — | 75,181 | 364,271 | 32,014 |
| Distributions | — | — | (532,220) | — | — | (532,220) | (62,154) |
| Conversion of redeemable partnership units | 4 | 287 | 9,113 | — | — | 9,113 | (9,113) |
| Adjustment to reflect redeemable partnership units at redemption value | — | — | 104,372 | — | — | 104,372 | (104,372) |
| Effective portion of interest rate contracts | — | — | — | (17,646) | — | (17,646) | (1,955) |
| Amortization of interest rate contracts | — | — | — | 6,797 | 576 | 7,373 | 753 |
| Capped call transactions premium | — | — | (35,000) | — | — | (35,000) | — |
| Acquisition of noncontrolling interest in property partnership | — | — | (139) | — | (43,465) | (43,604) | — |
| Proceeds from sale of interest in property partnerships and contributions from noncontrolling interests in property partnerships | — | — | (3,970) | — | 88,241 | 84,271 | — |
| Distributions to noncontrolling interests in property partnerships | — | — | — | — | (83,129) | (83,129) | — |
| Equity, December 31, 2025 | 1,768 | 156,780 | $ 4,230,155 | $ (12,921) | $ 1,970,949 | $ 6,188,183 | $ 1,272,719 |

The accompanying notes are an integral part of these consolidated financial statements.

**BOSTON PROPERTIES LIMITED PARTNERSHIP**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(in thousands)**

| | Year ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| Cash flows from operating activities: | | | |
| Net income | $ 396,285 | $ 90,996 | $ 298,432 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 905,301 | 880,383 | 823,805 |
| Impairment losses | 82,890 | 13,615 | — |
| Amortization of right of use assets - operating leases | 264 | 2,262 | 1,940 |
| Amortization of sales type lease | (989) | (992) | — |
| Non-cash compensation expense | 44,334 | 43,949 | 51,478 |
| Loss from unconsolidated joint ventures | 103,560 | 343,177 | 239,543 |
| Distributions of net cash flow from operations of unconsolidated joint ventures | 58,424 | 33,861 | 24,637 |
| Gains from investments in securities | (5,481) | (4,416) | (5,556) |
| Allowance for current expected credit losses | (1,133) | 78 | 373 |
| Non-cash portion of interest expense | 32,247 | 37,143 | 30,523 |
| Loss from early extinguishments of debt | 338 | — | — |
| Gains on sales of real estate | (179,322) | (602) | (517) |
| Loss on sales-type lease | 2,490 | — | — |
| Unrealized (gain) loss on non-real estate investments | 346 | (546) | (239) |
| Change in assets and liabilities: | | | |
| Tenant and other receivables, net | 32,507 | 13,716 | (31,470) |
| Accrued rental income, net | (101,878) | (97,609) | (99,539) |
| Prepaid expenses and other assets | (4,148) | (5,384) | (7,336) |
| Right of use assets - operating lease | — | (750) | (25,640) |
| Lease liabilities - operating leases | (3,545) | (202) | (121) |
| Accounts payable and accrued expenses | 27,161 | (2,395) | 41,696 |
| Accrued interest payable | (2,743) | (5,647) | 29,910 |
| Other liabilities | (19,133) | 12,826 | 7,267 |
| Tenant leasing costs | (122,618) | (118,962) | (77,666) |
| Total adjustments | 848,872 | 1,143,505 | 1,003,088 |
| Net cash provided by operating activities | 1,245,157 | 1,234,501 | 1,301,520 |
| Cash flows from investing activities: | | | |
| Acquisitions of real estate | (55,864) | (35,366) | — |
| Construction in progress | (683,750) | (651,346) | (525,963) |
| Building, pre-development and other capital improvements | (216,687) | (189,667) | (171,424) |
| Tenant improvements | (338,808) | (258,312) | (310,925) |
| Proceeds from sales of real estate | 682,514 | 602 | 517 |
| Acquisition of real estate upon consolidation of unconsolidated joint ventures (net of cash) | — | 6,086 | (13,155) |
| Capital contributions to unconsolidated joint ventures | (258,752) | (132,096) | (192,650) |
| Capital distributions from unconsolidated joint ventures | 172,662 | 28,325 | 32,787 |
| Investment in non-real estate investments | (3,538) | (2,500) | (2,187) |
| Issuance of note receivables (including related party) | (22,861) | (3,258) | (12,177) |
| Proceeds from note receivables (including related party) | 80,000 | — | — |
| Investments in securities, net | 558 | 136 | 1,496 |
| Net cash used in investing activities | (644,526) | (1,237,396) | (1,193,681) |

**BOSTON PROPERTIES LIMITED PARTNERSHIP**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(in thousands)**

| | Year ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| Cash flows from financing activities: | | | |
| Proceeds from mortgage notes payable | — | — | 600,000 |
| Repayments of mortgage notes payable | (4,251) | (4,780) | — |
| Proceeds from unsecured senior notes | — | 849,671 | 747,727 |
| Repayment / redemption of unsecured senior notes | (850,000) | (700,000) | (500,000) |
| Proceeds from unsecured exchangeable senior notes | 1,000,000 | — | — |
| Borrowings on unsecured line of credit | 865,000 | — | — |
| Repayments of unsecured line of credit | (865,000) | — | — |
| Borrowings on unsecured term loans | 700,000 | — | 1,200,000 |
| Repayment of unsecured term loans | (700,000) | (500,000) | (730,000) |
| Payments on finance lease obligations | (13,662) | (12,547) | — |
| Borrowings on commercial paper program | 8,656,025 | 5,363,333 | — |
| Repayments on commercial paper program | (8,406,025) | (4,863,333) | — |
| Deferred financing costs | (39,641) | (12,235) | (19,416) |
| Capped call transactions premium | (35,000) | — | — |
| Net activity from equity transactions | (435) | (1,731) | 367 |
| Distributions | (643,107) | (689,870) | (687,809) |
| Proceeds from sale of interest in property partnerships and contributions from noncontrolling interests in property partnerships | 84,268 | 374,720 | 227,022 |
| Distributions to noncontrolling interests in property partnerships | (83,129) | (77,704) | (69,975) |
| Acquisition of noncontrolling interests in property partnerships | (43,604) | — | — |
| Net cash provided by (used in) financing activities | (378,561) | (274,476) | 767,916 |
| Net increase (decrease) in cash and cash equivalents and cash held in escrows | 222,070 | (277,371) | 875,755 |
| Cash and cash equivalents and cash held in escrows, beginning of period | 1,335,196 | 1,612,567 | 736,812 |
| Cash and cash equivalents and cash held in escrows, end of period | $ 1,557,266 | $ 1,335,196 | $ 1,612,567 |
| | | | |
| Reconciliation of cash and cash equivalents and cash held in escrows: | | | |
| Cash and cash equivalents, beginning of period | $ 1,254,882 | $ 1,531,477 | $ 690,333 |
| Cash held in escrows, beginning of period | 80,314 | 81,090 | 46,479 |
| Cash and cash equivalents and cash held in escrows, beginning of period | $ 1,335,196 | $ 1,612,567 | $ 736,812 |
| | | | |
| Cash and cash equivalents, end of period | $ 1,478,206 | $ 1,254,882 | $ 1,531,477 |
| Cash held in escrows, end of period | 79,060 | 80,314 | 81,090 |
| Cash and cash equivalents and cash held in escrows, end of period | $ 1,557,266 | $ 1,335,196 | $ 1,612,567 |
| | | | |
| Supplemental disclosures: | | | |
| Cash paid for interest (net of amounts capitalized) | $ 677,156 | $ 676,067 | $ 553,989 |
| Interest capitalized | $ 50,626 | $ 41,976 | $ 42,633 |
| | | | |
| Non-cash investing and financing activities: | | | |
| Write-off of fully depreciated real estate | $ (155,440) | $ (112,074) | $ (133,844) |
| Change in real estate included in accounts payable and accrued expenses | $ 11,910 | $ (50,891) | $ 3,668 |
| Right of use assets obtained in exchange for lease liabilities - operating lease | $ — | $ 30,631 | $ 141,179 |
| Right of use assets obtained in exchange for lease liabilities - finance lease | $ — | $ — | $ 163,056 |

## BOSTON PROPERTIES LIMITED PARTNERSHIP
## CONSOLIDATED STATEMENTS OF CASH FLOWS
## (in thousands)

| | Year ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Lease liability - finance lease reversal for re-assessment event | $ — | $ (38,491) | $ — |
| Right of use asset - finance lease reversal for re-assessment event | $ — | $ (28,962) | $ — |
| Non-cash contributions from noncontrolling interests in property partnerships, net | $ (2,557) | $ 92,631 | $ 17,519 |
| Capitalized operating lease costs | $ 8,732 | $ 30,195 | $ 12,580 |
| Construction in progress from prepaid expenses and other assets | $ — | $ — | $ 25,577 |
| Investment in unconsolidated joint ventures eliminated upon consolidation | $ — | $ (11,834) | $ 183,817 |
| Mortgage notes payable recorded upon consolidation | $ — | $ 207,093 | $ 300,000 |
| Mortgage note payable converted to unsecured term loan | $ — | $ 100,000 | $ — |
| Real estate and intangibles recorded upon consolidation | $ — | $ (220,015) | $ (490,720) |
| Interest rate swaps recorded upon consolidation | $ — | $ — | $ (7,337) |
| Real estate contributed in exchange for investment in unconsolidated joint venture | $ (5,595) | $ — | $ — |
| Investment in unconsolidated joint ventures funded by real estate contributed | $ 5,595 | $ — | $ — |
| Distributions declared but not paid | $ 123,753 | $ 172,486 | $ 171,176 |
| Conversions of redeemable partnership units to partners' capital | $ 9,113 | $ 40,564 | $ 3,794 |
| Issuance of restricted securities to employees and non-employee directors | $ 75,641 | $ 43,360 | $ 48,141 |

The accompanying notes are an integral part of these consolidated financial statements.

**BXP, INC. AND BOSTON PROPERTIES LIMITED PARTNERSHIP**
**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**

## 1. Organization

BXP is a fully integrated, self-administered and self-managed REIT.  BXP is the sole general partner of BPLP, its operating partnership, and at December 31, 2025, owned an approximate 89.7% (89.7% at December 31, 2024) general and limited partnership interest in BPLP.  Unless stated otherwise or the context requires, the "Company" refers to BXP and its subsidiaries, including BPLP and its consolidated subsidiaries.  Partnership interests in BPLP include:

- common units of partnership interest (also referred to as "OP Units") and
- long term incentive units of partnership interest (also referred to as "LTIP Units")

Unless specifically noted otherwise, all references to OP Units exclude units held by BXP.  A holder of an OP Unit may present the OP Unit to BPLP for redemption at any time (subject to covenants agreed upon at the time of issuance of OP Units to particular holders that may restrict such redemption right for a period of time, generally one year from issuance).  Upon presentation of an OP Unit for redemption, BPLP is obligated to redeem the OP Unit for cash equal to the value of a share of common stock of BXP ("Common Stock").  In lieu of such cash redemption, BXP may elect to acquire the OP Unit for one share of Common Stock.  Because the number of shares of Common Stock outstanding at all times equals the number of OP Units that BXP owns, one share of Common Stock is generally the economic equivalent of one OP Unit, and the quarterly distribution that may be paid to the holder of an OP Unit equals the quarterly dividend that may be paid to the holder of a share of Common Stock.

The Company uses LTIP Units as a form of time-based, restricted equity compensation and as a form of performance-based equity compensation for employees, and it has previously granted LTIP Units in the form of (1) 2012 outperformance plan awards ("2012 OPP Units"), (2) 2013 - 2025 multi-year, long-term incentive program awards (also referred to as "MYLTIP Units") and (3) 2025 outperformance plan awards ("2025 OPP Units") (see Note 15), each of which, upon the satisfaction of certain performance-based and time-based vesting conditions, is convertible into one OP Unit.  The measurement periods for the 2012 OPP Units and the 2013 - 2022 MYLTIP Units have ended and BXP's total stockholder return ("TSR") was sufficient for employees to earn and therefore become eligible to vest in a portion of the awards.  Unless and until they are earned, the rights, preferences and privileges of the 2023 - 2025 MYLTIP Units and 2025 OPP Units differ from other LTIP Units granted to employees (including the 2012 OPP Units and the 2013 - 2022 MYLTIP Units, which have been earned).  Therefore, unless specifically noted otherwise, all references to LTIP Units exclude the 2023 - 2025 MYLTIP Units and 2025 OPP Units.  LTIP Units (including the earned 2012 OPP Units and the earned 2013 - 2022 MYLTIP Units), whether vested or not, receive the same quarterly per unit distributions as OP Units, which equal per share dividends on Common Stock (See Notes 10, 15 and 17).

*Properties*

At December 31, 2025, the Company owned or had joint venture interests in a portfolio of 179 commercial real estate properties (the "Properties") aggregating approximately 52.6 million net rentable square feet of primarily office properties, including eight properties under construction/redevelopment totaling approximately 3.5 million net rentable square feet.  At December 31, 2025, the Properties consisted of:

- 157 office properties (including four properties under construction/redevelopment);
- 14 retail properties (including one property under construction);
- seven residential properties (including three properties under construction); and
- one hotel.

All references to acres and square feet in the Notes are unaudited.

### Basis of Presentation

The accompanying consolidated financial statements are presented using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").  BXP does not have any other significant assets, liabilities or operations, other than its investment in BPLP, nor does it have employees of its own.  BPLP, not BXP, generally executes all significant business relationships other than transactions involving securities of BXP.  All majority-owned subsidiaries and joint ventures over which the Company has financial and operating control and variable interest entities ("VIEs") in which the Company has determined it is the primary beneficiary are included in the consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation. The Company accounts for all other unconsolidated joint ventures using the equity method of accounting. Accordingly, the Company's share of the earnings of these joint ventures and companies is included in consolidated net income.

### *Variable Interest Entities (VIEs)*

Consolidated VIEs are those for which the Company is considered to be the primary beneficiary of a VIE. The primary beneficiary is the entity that has a controlling financial interest in the VIE, which is defined by the entity having both of the following characteristics: (1) the power to direct the activities that, when taken together, most significantly impact the VIE's performance and (2) the obligation to absorb losses or the right to receive the returns from the VIE that could potentially be significant to the VIE. The assets of each VIE are only available to satisfy such VIE's respective liabilities. The Company has identified 11 entities that are VIEs as of December 31, 2025 and has determined that it is the primary beneficiary for eight of these entities as of December 31, 2025.

#### Consolidated Variable Interest Entities

As of December 31, 2025, BXP has identified eight consolidated VIEs, including BPLP. Excluding BPLP, the consolidated VIEs consisted of (i) the following six in-service properties: 767 Fifth Avenue (the General Motors Building), 7 Times Square, 601 Lexington Avenue, 300 Binney Street, Atlantic Wharf Office Building, 100 Federal Street and (ii) 290 Binney Street, which is currently under development.

The Company consolidates these VIEs because it is the primary beneficiary. The third parties' interests in these consolidated entities (excluding BPLP's interest) are reflected as noncontrolling interests in property partnerships in the accompanying consolidated financial statements (See Note 10).

In addition, BXP's only significant asset is its investment in BPLP and, consequently, substantially all of BXP's assets and liabilities are the assets and liabilities of BPLP.

#### Variable Interest Entities Not Consolidated

As of December 31, 2025, BXP has identified three unconsolidated joint venture entities that are classified as VIEs. The CAB 290 Coles Venture LLC, CAB 290 Coles Holdco LLC, and 17 Hartwell JV LLC joint ventures are VIEs because they do not have sufficient equity at risk. In addition, the Company does not consolidate the entities as it does not have the power to direct the activities that, when taken together, most significantly impact the VIEs' performance and, therefore, the Company is not considered to be the primary beneficiary.

## 2. Summary of Significant Accounting Policies

### *Real Estate*

Upon acquisitions of real estate, the Company assesses whether the transaction should be accounted for as an asset acquisition or as a business combination by applying a screen to determine whether the integrated set of assets and activities acquired meets the definition of a business. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. The Company's acquisitions of real estate or in-substance real estate generally will not meet the definition of a business because substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets (i.e. land, buildings, and related intangible assets) or because the acquisition does not include a substantive process in the form of an acquired workforce or an acquired contract that cannot be replaced without significant cost, effort or delay.

The Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, tenant improvements, "above-" and "below-market" leases, leasing and assumed financing origination costs, acquired in-place leases, other identified intangible assets and assumed liabilities (including ground leases)) and allocates the purchase price to the acquired assets and assumed liabilities, including land and buildings as if vacant. The Company assesses fair value based on estimated cash flow projections that utilize discount and/or capitalization rates that it deems appropriate, as well as available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions.

The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. The Company also considers an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenants, the tenants' credit quality and expectations of lease renewals. Based on its acquisitions to date, the Company's allocation to customer relationship intangible assets has been immaterial.

The Company records acquired "above-" and "below-market" leases at their fair values (using a discount rate which reflects the risks associated with the leases acquired) equal to the difference between (1) the contractual amounts to be paid pursuant to each in-place lease and (2) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases. Acquired "above-" and "below-market" lease values have been reflected within Prepaid Expenses and Other Assets and Other Liabilities, respectively, in the Company's Consolidated Balance Sheets. Other intangible assets acquired include amounts for in-place lease values that are based on the Company's evaluation of the specific characteristics of each tenant's lease. Factors to be considered include estimates of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, the Company considers leasing commissions, legal and other related expenses.

Management reviews its long-lived assets for indicators of impairment following the end of each quarter and when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. This evaluation of long-lived assets is dependent on a number of factors, including when there is an event or adverse change in the operating performance of the long-lived asset or a current expectation that, it is more likely than not, that a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life or hold period. An impairment loss is recognized if the carrying amount of an asset is not recoverable and exceeds its fair value. The evaluation of anticipated cash flows is subjective and is based in part on assumptions regarding anticipated hold periods, future occupancy, future rental rates, future capital requirements, discount rates and capitalization rates. Any or all of such assumptions could differ materially from actual results in future periods. Because cash flows on properties considered to be "long-lived assets to be held and used" are considered on an undiscounted basis to determine whether an asset may be impaired, the Company's established strategy of holding properties over the long term directly decreases the likelihood of recording an impairment loss. If the Company's hold strategy changes or market conditions otherwise dictate a shorter hold, an impairment loss may be recognized, and such loss could be material. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the year ended December 31, 2025, in conjunction with the Company's strategy to sell non-core assets, the Company evaluated the properties approved by BXP's Board of Directors (or a committee thereof) for sale to third-parties, which resulted in recognized impairment losses of approximately $85.8 million and $82.9 million for BXP and BPLP, respectively (See Note 3). During the year ended December 31, 2024, BXP and BPLP recognized an impairment loss of approximately $13.6 million related to Shady Grove - Parcel 1 (See Note 17).

Guidance in Accounting Standards Codification ("ASC") 360 "Property Plant and Equipment" ("ASC 360") requires that qualifying assets and liabilities and the results of operations that have been sold, or otherwise qualify as "held for sale," be presented as discontinued operations in all periods presented if the property operations are expected to be eliminated and the Company will not have significant continuing involvement following the sale. Discontinued operations presentation applies only to disposals representing a strategic shift that has (or will have) a major effect on an entity's operations and financial results (e.g., a disposal of a major geographical area, a major line of business, a major equity method investment or other major parts of an entity). The components of the property's net income that are reflected as discontinued operations include the net gain (or loss) upon the disposition of the property held for sale, operating results, depreciation and interest expense (if the property is subject to a secured loan). The Company generally considers assets to be "held for sale" when the transaction has been approved by BXP's Board of Directors, or a committee thereof, the property is available for immediate sale in present condition and there are no known significant contingencies relating to the sale, such that a sale of the property within one year is considered probable. Following the classification of a property as "held for sale," no further depreciation is recorded on the assets, and the asset is written down to the lower of carrying value or fair market value, less cost to sell. During the year ended December 31, 2025, Shady Grove - Parcel 1 met the Company's held for sale policy. This land parcel had no liabilities and its only assets were categorized as Land Held for Future Development, which is a component of Real Estate on the Consolidated Balance Sheets (See Note 17). The Company did not have any held for sale assets for the year ended December 31, 2024.

Real estate is stated at depreciated cost.  A variety of costs are incurred in the acquisition, development and leasing of properties.  The cost of buildings and improvements includes the purchase price of property, legal fees and other acquisition costs.  The Company capitalizes acquisition costs that it incurs to effect an asset acquisition and expenses acquisition costs that it incurs to effect a business combination, including legal, due diligence and other closing related costs.  Costs directly related to the development of properties are capitalized.  Capitalized development costs include interest, internal wages, property taxes, insurance, and other project costs incurred during the period of development.  After the determination is made to capitalize a cost, it is allocated to the specific component of the project that benefited from the investment.  Determination of when a development project commences and capitalization begins, and when a development project is substantially complete and held available for occupancy and capitalization must cease, involves a degree of judgment.  The Company's capitalization policy on development properties follows the guidance in ASC 835-20 "Capitalization of Interest" and ASC 970 "Real Estate-General."  The costs of land and buildings under development include specifically identifiable costs.

Capitalized costs include pre-construction costs necessary to the development of the property, development costs (including architectural, engineering and design costs), construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development.  The Company begins the capitalization of costs during the pre-construction period, which it defines as activities that are necessary for the development of the property.  The Company considers a construction project as substantially complete and held available for occupancy upon the completion of tenant improvements, but no later than one year from cessation of major construction activity.  The Company ceases capitalization on the portion (1) substantially completed, (2) occupied or held available for occupancy, and capitalizes only those costs associated with the portion under construction or (3) if activities necessary for the development of the property have been suspended.  Interest costs capitalized for the years ended December 31, 2025, 2024 and 2023 were approximately $50.6 million, $42.0 million and $42.6 million, respectively.  Salaries and related costs capitalized for the years ended December 31, 2025, 2024 and 2023 were approximately $17.0 million, $17.2 million and $16.1 million, respectively.

Expenditures for repairs and maintenance are charged to operations as incurred.  Significant betterments are capitalized.  When assets are sold or retired, their costs and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in net income or loss for the period.

The Company computes depreciation and amortization on properties using the straight-line method based on estimated useful asset lives.  The Company allocates the acquisition cost of real estate to its components and depreciates or amortizes these assets (or liabilities) over their useful lives.  The amortization of acquired "above-" and "below-market" leases and acquired in-place leases is recorded as an adjustment to revenue and depreciation and amortization, respectively, in the Consolidated Statements of Operations.

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows:

| | |
|---|---|
| Land improvements | 25 to 40 years |
| Buildings and improvements | 10 to 40 years |
| Tenant improvements | Shorter of useful life or terms of related lease |
| Furniture, fixtures, and equipment | 3 to 10 years |

*Cash and Cash Equivalents*

Cash and cash equivalents consist of cash on hand and investments with maturities of three months or less from the date of purchase.  The majority of the Company's cash and cash equivalents are held at major commercial banks which may at times exceed the Federal Deposit Insurance Corporation limit of $250,000.

*Cash Held in Escrows*

Escrows include amounts established pursuant to various agreements for security deposits, property taxes, insurance and other costs.  Escrows also include cash held by qualified intermediaries for possible investments in like-kind exchanges in accordance with Section 1031 of the Internal Revenue Code, as amended (the "Code"), in connection with sales of the Company's properties.

*Investments in Securities*

The Company accounts for investments in equity securities at fair value, with gains or losses resulting from changes in fair value recognized currently in earnings. The Company maintains deferred compensation plans that are designed to allow officers and former non-employee directors of BXP to defer a portion of their current compensation on a pre-tax basis and receive a tax-deferred return on the amounts deferred based on the performance of specific investments selected by the officer or non-employee director. The Company's obligation under the plans is that of an unsecured promise to pay the deferred compensation to the plan participants in the future. At December 31, 2025 and 2024, the Company had maintained approximately $44.4 million and $39.4 million, respectively, in separate accounts, that are not restricted as to their use. The Company recognized gains of approximately $5.5 million, $4.4 million and $5.6 million on its investments in the accounts associated with the Company's deferred compensation plans during the years ended December 31, 2025, 2024 and 2023, respectively. The Company's categorizes its investments in securities as Level 1 as defined in ASC 820 "Fair Value Measurements and Disclosures" ("ASC 820").

*Non-Real Estate Investments*

The Company measures its investments in non-real estate investments, which are primarily environmentally focused investment funds, at the readily determinable fair value of the investment. Changes in the fair value of these non-real estate investments are included in unrealized gain (loss) on non-real estate investments on the Consolidated Statements of Operations. The Company's non-real estate investments are shown within Prepaid and Other Assets in the Consolidated Balance Sheets and was approximately $10.9 million and $7.1 million at December 31, 2025 and 2024, respectively. The Company recognized a net unrealized gain (loss) of approximately $(0.3) million, $0.5 million and $0.2 million for the years ended December 31, 2025, 2024 and 2023, respectively, due to the observable changes in fair value. The non-real estate investments utilize net asset value as a practical expedient.

*Tenant and Other Receivables*

Tenant and other accounts receivable, other than accrued rents receivable, are expected to be collected within one year.

*Notes Receivables*

The Company accounts for notes receivables at their unamortized cost, net of any unamortized deferred fees or costs, premiums or discounts and an allowance for credit losses. Loan fees and direct costs associated with loans originated by the Company are deferred and amortized using the effective interest method over the term of the note as interest income.

*Deferred Charges*

Deferred charges include leasing costs and certain financing fees. Leasing costs include acquired intangible in-place lease values and direct and incremental fees and costs incurred in the successful negotiation of leases, including brokerage and other costs which have been deferred and are being amortized on a straight-line basis over the terms of the respective leases. Unamortized leasing costs are charged to expense upon the early termination of the lease. Fully amortized deferred leasing costs are removed from the books upon the expiration of the lease. Financing fees included in deferred charges consist of external fees and costs incurred to obtain the Company's revolving facility and commercial paper and if applicable, unsecured term loans and construction financing arrangements where there are not sufficient amounts outstanding to report the fees net of the debt liability. Such financing costs have been deferred and are being amortized over the terms of the respective financing and included within interest expense. Unamortized financing costs are charged to expense upon the early repayment or significant modification of the financing. Fully amortized deferred financing costs are removed from the books upon the maturity of the debt.

External fees and costs incurred to obtain mortgage financings and unsecured senior notes have been deferred and are presented as direct deductions from the carrying amounts of the corresponding debt liability. Such financing costs are being amortized over the terms of the respective financing and included within interest expense. Unamortized financing costs are charged to expense upon the early repayment or significant modification of the financing.

*Investments in Joint Ventures*

The Company consolidates VIEs in which it is considered to be the primary beneficiary. VIEs are entities in which the equity investors do not have sufficient equity at risk to finance their endeavors without additional financial support or that the holders of the equity investment at risk do not have substantive participating rights. The primary beneficiary is defined by the entity having both of the following characteristics: (1) the power to direct the activities that, when taken together, most significantly impact the variable interest entity's performance, and (2) the obligation to absorb losses and the right to receive the returns from the variable interest entity that could potentially be significant to the VIE. For ventures that are not VIEs, the Company consolidates entities for which it has significant decision making control over the ventures' operations. The Company's judgment with respect to its level of influence or control of an entity involves the consideration of various factors including the form of the Company's ownership interest, its representation in the entity's governance, the size of its investment (including loans), estimates of future cash flows, its ability to participate in policy making decisions and the rights of the other investors to participate in the decision making process and to replace the Company as manager and/or liquidate the venture, if applicable. The Company's assessment of its influence or control over an entity affects the presentation of these investments in the Company's consolidated financial statements. In addition to evaluating control rights, the Company consolidates entities in which the outside partner has no substantive kick-out rights to remove the Company as the managing member.

Accounts of the consolidated entity are included in the accounts of the Company and the noncontrolling interest is reflected on the Consolidated Balance Sheets as a component of equity or in temporary equity between liabilities and equity. Investments in unconsolidated joint ventures are recorded initially at cost, and subsequently adjusted for equity in earnings and cash contributions and distributions. Any difference between the carrying amount of these investments on the balance sheet and the underlying equity in net assets is amortized as an adjustment to equity in earnings of unconsolidated joint ventures over the life of the related asset. Under the equity method of accounting, the net equity investment of the Company is reflected within the Consolidated Balance Sheets, and the Company's share of net income or loss from the joint ventures is included within the Consolidated Statements of Operations. The joint venture agreements may designate different percentage allocations among investors for profits and losses; however, the Company's recognition of joint venture income or loss generally follows the joint venture's distribution priorities, which may change upon the achievement of certain investment return thresholds. The Company may account for cash distributions in excess of its investment in an unconsolidated joint venture as income when the Company is not the general partner in a limited partnership and when the Company has neither the requirement nor the intent to provide financial support to the joint venture. The Company classifies distributions received from equity method investees within its Consolidated Statements of Cash Flows using the nature of the distribution approach, which classifies the distributions received on the basis of the nature of the activity or activities of the investee that generated the distribution as either a return on investment (classified as cash inflows from operating activities) or a return of investment (classified as cash inflows from investing activities).

The Company's investments in unconsolidated joint ventures are reviewed for indicators of impairment on a quarterly basis and the Company records impairment charges when events or circumstances change indicating that a decline in the fair values below the carrying amounts has occurred and such decline is other-than-temporary. This evaluation of the investments in unconsolidated joint ventures is dependent on a number of factors, including the performance of each investment, the intent and ability to retain each investment for a period of time to allow for anticipated recovery in market value, and market conditions. The Company will record an impairment charge if it determines that a decline in the fair value below the carrying amount of an investment in an unconsolidated joint venture is other-than-temporary. The fair value could be calculated using a pending offer from a third-party or discounted cash flows, which are estimates based, in part, on assumptions regarding future occupancy, future rental rates, future capital requirements, debt interest rates and availability, third-party offers, discount rates and capitalization rates that could differ materially from actual results in future periods. During the years ended December 31, 2025, 2024 and 2023, the Company recognized an other-than-temporary impairment loss on its investments in one, three and four joint ventures, respectively, totaling approximately $145.1 million, $341.3 million and $272.6 million, respectively. For a description of the other-than-temporary impairment loss for the year ended December 31, 2025, see Note 6.

To the extent that the Company contributed assets to a joint venture, the Company's investment in the joint venture was recorded at the Company's fair value basis in the assets that were contributed to the joint venture. To the extent that the Company's fair value basis is different than the basis reflected at the joint venture level, the basis difference is amortized over the life of the related asset and included in the Company's share of equity in net income of the joint venture. In accordance with the provisions of ASC 610-20 "Gains and Losses from the Derecognition of

Nonfinancial Assets" ("ASC 610-20"), the Company will recognize a full gain on both the retained and sold portions of real estate contributed or sold to a joint venture by recognizing its new equity method investment interest at fair value.

The combined summarized financial information of the unconsolidated joint ventures is disclosed in Note 6.

*Revenue Recognition*

In general, the Company commences lease/rental revenue recognition when the tenant takes possession of the leased space and the leased space is substantially ready for its intended use.  Contractual lease/rental revenue is reported on a straight-line basis over the terms of the respective leases.  Therefore, the Company recognizes non-cash revenue each reporting period (i.e., the sum of all contractual lease/rental payments due over the term of the lease divided by the number of years in the term).  The impact of the straight-line rent adjustment increased revenue by approximately $107.1 million, $105.6 million and $99.1 million for the years ended December 31, 2025, 2024 and 2023, respectively, as the lease/rental revenue recorded exceeded amounts billed.  Accrued rental income, as reported on the Consolidated Balance Sheets, represents cumulative lease/rental income earned in excess of rent payments received pursuant to the terms of the individual lease agreements.

The Company must estimate the collectability of its accrued rent and accounts receivable balances related to lease revenue.  When evaluating the collectability of tenants' accrued rent and accounts receivable balances, management considers tenants' creditworthiness, public statements made by the tenant, current economic trends and changes in tenants' payment patterns, on a lease-by-lease basis.  The Company writes-off the tenant's receivable balance, including the accrued rent receivable, if the Company considers the balances no longer probable of collection.  In addition, tenants in bankruptcy are analyzed and considerations are made in connection with the expected recovery of pre-petition and post-petition claims.  If the Company deems the balances no longer probable of collection, the Company writes them off and ceases recognizing lease income, including straight-line rent, unless cash is received.  Following a write-off, if (1) the Company subsequently determines that it is probable it will collect substantially all the remaining lessee's lease payments under the lease term and (2) the lease has not been modified since the write-off, the Company will then reinstate the accrued rent and accounts receivable write-offs, adjusting for the amount related to the period when the lease payments were considered not probable of collection.  If the Company's estimates of collectability differs from the cash received, then the timing and amount of the Company's reported revenue could be impacted.  The credit risk is mitigated by the high quality of the Company's existing tenant base, reviews of prospective tenants' risk profiles prior to lease execution and consistent monitoring of the Company's portfolio to identify potential problem tenants.

The Company recognizes acquired in-place "above-" and "below-market" leases at their fair values as rental revenue over the original term of the respective leases.  Acquired "above-" and "below-market" lease values have been reflected within Prepaid Expenses and Other Assets and Other Liabilities, respectively, on the Company's Consolidated Balance Sheets.  The impact of the acquired in-place "above-" and "below-market" leases increased revenue by approximately $7.7 million, $5.5 million and $19.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.  The following table summarizes the scheduled amortization of the Company's acquired "above-" and "below-market" lease intangibles for each of the five succeeding years (in thousands).

|  | Acquired Above-Market Lease Intangibles | Acquired Below-Market Lease Intangibles |
|---|---|---|
| 2026 | $ 1,236 | $ 8,847 |
| 2027 | 928 | 5,648 |
| 2028 | 781 | 2,419 |
| 2029 | 729 | 718 |
| 2030 | 473 | 441 |

Recoveries from tenants, consisting of amounts due from tenants for common area maintenance, real estate taxes and other recoverable costs, are recognized as revenue in the period during which the expenses are incurred (See "*Leases*" below).  The Company receives reimbursements of payroll and payroll-related costs from unconsolidated joint venture entities and third-party property owners in connection with management services contracts which the Company reflects on a gross basis instead of on a net basis as the Company has determined that it is the principal and not the agent under these arrangements in accordance with the guidance in ASC 606 "Revenue from Contracts with Customers" ("ASC 606").

The Company's parking revenue is derived primarily from monthly and transient daily parking. In addition, the Company has certain lease arrangements for parking accounted for under the guidance in ASC 842 "Leases" ("ASC 842"). The monthly and transient daily parking revenue falls within the scope of ASC 606 and is accounted for at the point in time when control of the goods or services transfers to the customer and the Company's performance obligation is satisfied.

Revenue from the Company's View Boston observatory at The Prudential Center (which is included within Parking and Other Revenue on the Consolidated Statement of Operations) is derived from ticket, special event, food and beverage and merchandise sales. The revenue is recognized when the ticket is used by the purchaser or the special event occurs and when the food and beverage and merchandise are sold.

The Company's hotel revenue is derived from room rentals and other sources such as charges to guests for telephone service, movie and vending commissions, meeting and banquet room revenue and laundry services. Hotel revenue is recognized as the hotel rooms are occupied and the services are rendered to the hotel customers.

The Company earns management and development fees. Development and management services revenue is earned from unconsolidated joint venture entities and third-party property owners. The Company determined that the performance obligations associated with its development services contracts are satisfied over time and that the Company would recognize its development services revenue under the output method evenly over time from the development commencement date through the substantial completion date of the development management services project due to the stand-ready nature of the contracts. Significant judgments impacting the amount and timing of revenue recognized from the Company's development services contracts include estimates of total development project costs from which the fees are typically derived and estimates of the period of time until substantial completion of the development project, the period of time over which the development services are required to be performed. The Company recognizes development fees earned from unconsolidated joint venture projects equal to its cost plus profit to the extent of the third party partners' ownership interest. Property management fees are recorded and earned based on a percentage of collected rents at the properties under management, and not on a straight-line basis, because such fees are contingent upon the collection of rents.

Gains on sales of real estate are recognized pursuant to the provisions included in ASC 610-20. Under ASC 610-20, the Company must first determine whether the transaction is a sale to a customer or non-customer. The Company typically sells real estate on a selective basis and not within the ordinary course of its business and therefore expects that its sale transactions will not be contracts with customers. The Company next determines whether it has a controlling financial interest in the property after the sale, consistent with the consolidation model in ASC 810 "Consolidation" ("ASC 810"). If the Company determines that it does not have a controlling financial interest in the real estate, it evaluates whether a contract exists under ASC 606 and whether the buyer has obtained control of the asset that was sold. The Company recognizes a full gain on sale of real estate when the derecognition criteria under ASC 610-20 have been met. During the year ended December 31, 2025, BXP and BPLP recognized gains on sales of real estate of approximately $176.7 million and $179.3 million, respectively (See Note 3). During the years ended December 31, 2024 and 2023, gains on sales of real estate were related to prior period sales and aggregated approximately $0.6 million and $0.5 million, respectively, for BXP and BPLP.

*Leases*

Lessee

For leases in which the Company is the lessee (generally ground leases), in accordance with ASC 842 the Company recognizes a right-of-use asset and a lease liability. The Company made the policy election to not apply the requirements of ASC 842 to short-term leases. This policy election is made by class of underlying assets and as described below, the Company considers real estate to be a class of underlying assets, and will not be further delineating it into specific uses of the real estate asset as the risk profiles are similar in nature. For operating leases, the Company will recognize the lease payments it pays in net income on a straight-line basis over the lease term. For finance leases, the Company will recognize interest expense.

The lease liability is equal to the present value of the minimum lease payments in accordance with ASC 842. The Company will use its incremental borrowing rate ("IBR") to determine the net present value of the minimum lease payments. In order to determine the IBR, the Company utilized a market-based approach to estimate the incremental borrowing rate for each individual lease. The approach required significant judgment. Therefore, the Company utilized different data sets to estimate base IBRs via an analysis of the following weighted-components:

- the interpolated rates from yields on outstanding U.S. Treasury issuances for up to 30 years and for years 31 and beyond, longer-term publicly traded educational institution debt issued by high credit quality educational institutions with maturity dates exceeding 31 years,

- observable mortgage rates spread over U.S. Treasury issuances, and

- unlevered property yields and discount rates.

The Company then applied adjustments to account for considerations related to term and interpolated the IBR.

<u>Lessor</u>

*Operating Leases*

The Company leases primarily office, life sciences, retail and residential space to tenants.  These leases may contain extension and termination options that are predominately at the sole discretion of the tenant, provided certain conditions are satisfied.  In a few instances, the leases also provide the tenants with options to purchase the underlying asset, which would be exercisable at fair market value.  Also, certain of the Company's retail leases include rental payments that are based on a percentage of the tenant sales in excess of contractual amounts.

 Per ASC 842, lessors do not need to separate nonlease components from the associated lease component if certain criteria are met for each class of underlying assets.  The guidance in ASC 842 defines "underlying asset" as "an asset that is the subject of a lease for which a right to use that asset has been conveyed to a lessee.  The underlying asset could be a physically distinct portion of a single asset."  The Company considers real estate assets as a class of underlying assets and will not be further delineating it into specific uses of the real estate asset as the risk profiles are similar in nature.

Lease components are elements of an arrangement that provide the customer with the right to use an identified asset.  Nonlease components are distinct elements of a contract that are not related to securing the use of the leased asset and revenue is recognized in accordance with ASC 606.  The Company considers common area maintenance (CAM) and service income associated with tenant work orders to be nonlease components because they represent delivery of a separate service but are not considered a cost of securing the identified asset.  In the case of the Company's business, the identified asset would be the leased real estate (office, life sciences, retail or residential).

The Company assessed and concluded that the timing and pattern of transfer for nonlease components and the associated lease component are the same.  The Company determined that the predominant component was the lease component and as such its leases will continue to qualify as operating leases and the Company has made a policy election to account for and present the lease component and the nonlease component as a single component in the revenue section of the Consolidated Statements of Operations labeled Lease.

Recoveries from tenants, consisting of amounts due from tenants for common area maintenance, real estate taxes and other recoverable costs, are recognized as revenue in the period during which the expenses are incurred.  The Company recognizes these reimbursements on a gross basis, as the Company obtains control of the goods and services before they are transferred to the tenant.

In addition, in accordance with ASC 842, lessors will only capitalize incremental direct leasing costs.

*Sales-Type Leases*

Sales-type lease receivables are recognized when a lease qualifies as a sales-type lease.  The sales-type lease receivable is initially measured at the present value of the fixed and determinable lease payments, including any guaranteed or unguaranteed residual value of the asset at the end of the lease, discounted at the rate implicit in the lease.  The Company evaluates its sales-type lease receivable for impairment under the current expected credit loss standard.  Interest income is recognized under the effective interest method.  The effective interest method produces a constant yield on the sales-type lease receivable over the term of the lease.  Income from these leases are classified as Lease Revenue within the Consolidated Statement of Operations.

*Earnings Per Share*

Basic earnings per share ("EPS") is computed by dividing net income available, as adjusted for undistributed earnings (if any) of certain securities issued by BPLP, by the weighted average number of shares of Common Stock outstanding during the year.  Diluted EPS reflects the potential dilution that could occur from shares issuable in connection with awards under stock-based compensation plans, including upon the exercise of stock options, and securities of BPLP that are exchangeable for Common Stock.

*Earnings Per Common Unit*

Basic earnings per common unit is computed by dividing net income available, as adjusted for undistributed earnings (if any) of certain securities issued by BPLP, by the weighted average number of common units outstanding during the year. Diluted earnings per common unit reflects the potential dilution that could occur from units issuable in connection with awards under BXP's stock-based compensation plans, including upon the exercise of stock options, and conversion of preferred units of BPLP.

*Exchangeable Debt*

On September 29, 2025, BPLP issued $1.0 billion aggregate principal amount of 2.00% Exchangeable Senior Notes due 2030 (the "Notes") in a private placement (see Note 7). The Company accounts for the Notes in accordance with ASC 470-20, Debt with Conversion and Other Options (after the adoption of Accounting Standards Update ("ASU") 2020-06, Debt - Debt and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Contracts in an Entity's Own Equity ("ASU 2020-06")). The exchange feature embedded within the Notes is eligible for an exception from derivative accounting because it is indexed to BXP's stock. BPLP is the entity through which BXP conducts substantially all of its business and owns, either directly or through subsidiaries, substantially all of its assets. As such, the exchange feature embedded within the Notes meets the equity classification under ASC 815-40, Derivatives and Hedging— Contracts in Entity's Own Equity, therefore, the exchange feature is not bifurcated.

At each reporting period, the Company calculates the effect of the Notes on its dilutive earnings per common share / common unit using the if-converted method (See Note 13). Concurrently with the pricing of the Notes, the Company entered into capped call transactions ("Capped Call Transactions") with certain financial institutions. The Capped Call Transactions cover, subject to customary adjustments, the number of shares of BXP's Common Stock initially underlying the Notes. Similar to the exchange feature embedded in the Notes, the Capped Call Transactions meet all the conditions for equity classification, and therefore, the related premiums paid are recorded as a reduction to stockholders' equity for BXP and partners' capital for BPLP.

*Fair Value Measurements*

The Company follows the authoritative guidance for fair value measurements when valuing its financial instruments for disclosure purposes. Because the Company's valuations of its financial instruments are based on the Levels as defined in ASC 820 and involve the use of estimates, the actual fair values of its financial instruments may differ materially from those estimates. In addition, the Company's estimated fair values for these instruments as of the end of the applicable reporting period are not projections of, nor necessarily indicative of, estimated or actual fair values in future reporting periods.

*Non-Recurring Fair Value*

The following table presents the Level at which the Company's non-recurring fair value financial instruments are categorized as defined in ASC 820 as well as the Company's aggregate carrying value and corresponding estimate of fair value as of December 31, 2025 and December 31, 2024 (in thousands):

| Level | Financial Instrument | December 31, 2025 | | December 31, 2024 | |
|---|---|---|---|---|---|
| | | Carrying Amount | Estimated Fair Value | Carrying Amount | Estimated Fair Value |
| Level 3 | Related party note receivable, net | $ 28,346 | $ 28,716 | $ 88,779 | $ 89,213 |
| Level 3 | Note receivable, net | 9,373 | 9,858 | 4,947 | 6,187 |
| Level 3 | Sales-type lease receivable, net | 15,672 | 13,911 | 14,657 | 13,632 |
| | Total | $ 53,391 | $ 52,485 | $ 108,383 | $ 109,032 |
| | | | | | |
| Level 1 | Unsecured senior notes, net (1) | $ 9,806,100 | $ 9,554,844 | $ 10,645,077 | $ 10,005,606 |
| Level 1 | Unsecured exchangeable senior notes, net (1) | 976,263 | 958,745 | — | — |
| Level 1 | Unsecured commercial paper | 750,000 | 750,000 | 500,000 | 500,000 |
| | Subtotal | $ 11,532,363 | $ 11,263,589 | $ 11,145,077 | $ 10,505,606 |
| | | | | | |
| Level 3 | Mortgage notes payable, net | $ 4,280,067 | $ 4,010,151 | $ 4,276,609 | $ 3,808,095 |
| Level 3 | Unsecured line of credit | — | — | — | — |
| Level 3 | Unsecured term loan, net | 797,053 | 805,687 | 798,813 | 799,580 |
| | Subtotal | $ 5,077,120 | $ 4,815,838 | $ 5,075,422 | $ 4,607,675 |
| | Total | $ 16,609,483 | $ 16,079,427 | $ 16,220,499 | $ 15,113,281 |

_____
(1)  If trading volume for the period is low, the valuation could be categorized as Level 2.

During the year ended December 31, 2025, the Company evaluated the consolidated properties that had been approved by BXP's Board of Directors, or a committee thereof, for sale to third-parties.  Based on shorter-than-expected hold periods, the Company reduced the carrying values of the properties that exceeded their fair value and recognized non-cash impairment losses (See Note 3).  As a result, during the year ended December 31, 2025, BXP and BPLP recognized aggregate impairment losses of approximately $85.8 million and $82.9 million, respectively.  The Company's estimated fair value was based on Level 3 inputs as defined in ASC 820, including pending offers from third-parties, as pending offers are classified as Level 3 inputs and there were no other unobservable inputs utilized in the consolidated impairment analysis.  During the year ended December 31, 2024, BXP and BPLP recognized impairment losses of approximately $13.6 million.  There were no impairment losses that occurred during the year ended December 31, 2023.

*Recurring Fair Value*

In addition to the financial instruments noted above, the Company uses interest rate swap agreements to manage its interest rate risk (See Note 8).  The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative.  This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves.  To comply with the provisions of ASC 820, the Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements.  Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company and its counterparties.  The Company assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and determined that the credit valuation adjustments were not significant to the overall valuation of its derivatives.  As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.  The fair value of the Company's interest rate swap agreements is shown within Prepaid and Other Assets or Other Liabilities on the Consolidated Balance Sheets.

The following table presents the aggregate fair value of the Company's interest rate swaps as of December 31, 2025 and December 31, 2024 (in thousands):

| Fair value | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Interest rate swaps | $ (8,283) | $ 5,252 |

*Derivative Instruments and Hedging Activities*

Derivative instruments and hedging activities require management to make judgments on the nature of its derivatives and their effectiveness as hedges. These judgments determine if the changes in fair value of the derivative instruments are reported in the Consolidated Statements of Operations as a component of net income or as a component of comprehensive income and as a component of equity on the Consolidated Balance Sheets. While management believes its judgments are reasonable, a change in a derivative's effectiveness as a hedge could materially affect expenses, net income and equity. In general, the Company accounts for both the effective and ineffective portions of changes in the fair value of a derivative in other comprehensive income (loss) and subsequently reclassifies the fair value of the derivative to earnings over the term that the hedged transaction affects earnings and in the same line item as the hedged transaction within the statements of operations.

During the year ended December 31, 2023, to satisfy a lender requirement, the Company entered into two agreements with the same third-party to purchase and sell a $600.0 million interest rate cap. The Company did not elect hedge accounting and as such any change in market value will be recognized in the Consolidated Statement of Operations. The Company recognized a loss from interest rate contracts of approximately $79,000 for the year ended December 31, 2023 due to the observable changes in fair value of these derivatives. The Company did not recognize any losses during the years ended December 31, 2025 nor December 31, 2024.

*Stock-Based Employee Compensation Plans*

At December 31, 2025, the Company had a stock-based employee compensation plan. The Company accounts for the plan under the guidance in ASC 718 "Compensation – Stock Compensation" ("ASC 718"), which revised the fair value based method of accounting for share-based payment liabilities, forfeitures and modifications of stock-based awards and clarified previous guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods.

*Use of Estimates in the Preparation of Financial Statements*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates include such items as depreciation and allowances for doubtful accounts. Actual results could differ from those estimates.

The Company bases its estimates on historical experience and on various other assumptions that it considers to be reasonable under the circumstances, including the impact of extraordinary events such as a pandemic, the results of which form the basis for making significant judgments about the carrying values of assets and liabilities, assessments of future collectability, and other areas of the financial statements that are impacted by the use of estimates. Actual results may differ from these estimates under different assumptions or conditions.

**BXP**

*Equity Offering Costs*

Underwriting commissions and offering costs have been reflected as a reduction of additional paid-in capital.

*Treasury Stock*

BXP's share repurchases are reflected as treasury stock utilizing the cost method of accounting and are presented as a reduction to consolidated stockholders' equity.

*Dividends*

Earnings and profits, which determine the taxability of dividends to stockholders, will differ from income reported for financial reporting purposes due to the differences for federal income tax purposes in the treatment of gains/losses on the sale of real property, revenue and expense recognition, compensation expense, and in the estimated useful lives and basis used to compute depreciation.

The tax treatment of common dividends per share for federal income tax purposes is as follows:

| | For the year ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2025** | | **2024** | | **2023** | |
| | **Per Share** | **%** | **Per Share** | **%** | **Per Share** | **%** |
| Ordinary income | $ 2.35 | 64.52 % | $ 3.22 | 88.29 % | $ 3.04 | 72.98 % |
| Capital gain income | 1.29 | 35.48 % | 0.03 | 0.79 % | 1.12 | 27.02 % |
| Return of capital | — | — % | 0.40 | 10.92 % | — | — % |
| Total | $ 3.64 (1) | 100.00 % | $ 3.65 (2) | 100.00 % | $ 4.16 (3) | 100.00 % |

_____

(1) The fourth quarter 2025 regular quarterly dividend was $0.70 per common share, all of which was allocated to 2026.
(2) The fourth quarter 2024 regular quarterly dividend was $0.98 per common share, all of which was allocated to 2025.
(3) The fourth quarter 2023 regular quarterly dividend was $0.98 per common share, of which approximately $0.27 per common share was allocated to 2023 and approximately $0.71 per common share was allocated to 2024.

### Income Taxes

BXP has elected to be treated as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ended December 31, 1997. As a result, it generally will not be subject to federal corporate income tax on its taxable income that is distributed to its stockholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its annual taxable income (with certain adjustments). BXP's policy is to distribute at least 100% of its taxable income. Accordingly, the only provision for federal income taxes in the accompanying consolidated financial statements relates to BXP's consolidated taxable REIT subsidiaries. BXP's taxable REIT subsidiaries did not have significant tax provisions or deferred income tax items. BXP has no uncertain tax positions recognized as of December 31, 2025 and 2024. At December 31, 2025, BXP's tax returns for 2022 and subsequent years remain subject to examination by the major tax jurisdictions under the statute of limitations.

The Company owns a hotel property that it leases to one of its taxable REIT subsidiaries and that is managed by Marriott International, Inc. The hotel taxable REIT subsidiary, a wholly owned subsidiary of BPLP, is the lessee pursuant to the lease for the hotel property. As lessor, BPLP is entitled to a percentage of gross receipts from the hotel property. Marriott International, Inc. continues to manage the hotel property under the Marriott name and under terms of a management agreement. The hotel taxable REIT subsidiary is subject to tax at the federal and state level and, accordingly, if applicable, BXP has recorded a tax provision in its Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023.

Certain entities included in BXP's consolidated financial statements are subject to certain state and local taxes. These taxes are recorded as operating expenses in the accompanying consolidated financial statements.

## BPLP

### Income Taxes

The partners are required to report their respective share of BPLP's taxable income or loss on their respective tax returns and are liable for any related taxes thereon. Accordingly, the only provision for federal income taxes in the accompanying consolidated financial statements relates to BPLP's consolidated taxable REIT subsidiaries. BPLP's taxable REIT subsidiaries did not have significant tax provisions or deferred income tax items. BPLP has no uncertain tax positions recognized as of December 31, 2025 and 2024. At December 31, 2025, BPLP's tax returns for 2022 and subsequent years remain subject to examination by the major tax jurisdictions under the statute of limitations.

The Company owns a hotel property which is managed through a taxable REIT subsidiary. The hotel taxable REIT subsidiary, a wholly owned subsidiary of BPLP, is the lessee pursuant to the lease for the hotel property. As lessor, BPLP is entitled to a percentage of gross receipts from the hotel property. Marriott International, Inc. continues to manage the hotel property under the Marriott name and under terms of a management agreement. The hotel taxable REIT subsidiary is subject to tax at the federal and state level and, accordingly, if applicable, BPLP has recorded a tax provision in its Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023.

Certain entities included in BPLP's consolidated financial statements are subject to certain state and local taxes. These taxes are recorded as operating expenses in the accompanying consolidated financial statements.

### Newly Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income— Expense Disaggregation Disclosures (Subtopic 220-40)" ("ASU 2024-03"): ASU 2024-03 will require entities to provide enhanced disclosures related to certain expense categories included in income statement captions. The ASU aims to increase transparency and provide investors with more detailed information about the nature of expenses reported on the face of the income statement. The new standard does not change the requirements for the presentation of expenses on the face of the income statement. Under this ASU, entities are required to disaggregate, in a tabular format, expense captions presented on the face of the income statement — excluding earnings or losses from equity method investments — if they include any of the following expense categories: purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depreciation or depletion. For any remaining items within each relevant expense caption, entities must provide a qualitative description of the nature of those expenses. The new ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the impact that ASU 2024-03 may have on the Company's Consolidated Financial Statements and footnotes.

### 3. Real Estate

Real estate consisted of the following at December 31, 2025 and December 31, 2024 (in thousands):

| | BXP | | BPLP | |
| --- | --- | --- | --- | --- |
| | December 31, 2025 | December 31, 2024 | December 31, 2025 | December 31, 2024 |
| Land | $ 5,243,760 | $ 5,318,724 | $ 5,151,246 | $ 5,224,015 |
| Right of use assets - finance leases | 372,470 | 372,922 | 372,470 | 372,922 |
| Right of use assets - operating leases | 325,841 | 334,767 | 325,841 | 334,767 |
| Land held for future development (1) | 518,492 | 714,050 | 518,492 | 714,050 |
| Buildings and improvements | 16,908,060 | 17,149,702 | 16,643,092 | 16,878,146 |
| Tenant improvements | 4,042,150 | 3,866,371 | 4,042,150 | 3,866,371 |
| Furniture, fixtures and equipment | 54,160 | 57,136 | 54,160 | 57,136 |
| Construction in progress | 1,475,257 | 764,640 | 1,475,257 | 764,640 |
| Total | 28,940,190 | 28,578,312 | 28,582,708 | 28,212,047 |
| Less: Accumulated depreciation | (8,040,311) | (7,528,057) | (7,906,629) | (7,397,882) |
| | $ 20,899,879 | $ 21,050,255 | $ 20,676,079 | $ 20,814,165 |

_____
(1) Includes pre-development costs.

#### Development

On January 16, 2025, the Company partially placed in-service Reston Next Retail, a retail project with approximately 30,000 net rentable square feet located in Reston, Virginia.

On March 31, 2025, the Company commenced the redevelopment of 1050 Winter Street, an approximately 162,000 net rentable square foot office property located in Waltham, Massachusetts. On July 1, 2025, the property was completed and fully placed in-service.

On July 17, 2025, the Company completed and fully placed in-service Reston Next Office Phase II, an approximately 87,000 net rentable square foot property comprised of office and retail space located in Reston, Virginia.

On July 31, 2025, the Company elected to commence vertical construction of 343 Madison Avenue (See Note 10). 343 Madison Avenue is an approximately 46-story, 930,000 rentable square feet office development located in New York City, New York with direct access to Grand Central Station.

### Acquisition

On December 15, 2025, the Company completed the acquisition of 2100 M Street, located in Washington, D.C., for a purchase price, including transaction costs, of approximately $55.9 million. The acquisition was completed with available cash and the purchase price was allocated entirely to land. 2100 M Street is a vacant office building situated on approximately 1.0 acre of land. The Company intends to redevelop 2100 M Street into an approximately 320,000 rentable square feet office building, including approximately 10,000 rentable square feet of retail space.

### Dispositions

During the years ended December 31, 2025, 2024 and 2023, BXP recognized gains on sales of real estate of approximately $176.7 million, $0.6 million and $0.5 million, respectively, and BPLP recognized gains on sales of real estate of approximately $179.3 million, $0.6 million and $0.5 million, respectively.

The following table represents the assets that were sold during the year ended December 31, 2025 (dollars in thousands):

| Property | Location | Date Disposed | Square Feet | Gross Sales Price | Net Cash Proceeds | Gain on Sale (1) BXP | BPLP |
|---|---|---|---|---|---|---|---|
| **Land:** | | | | | | | |
| 17 Hartwell Avenue (2) | Lexington, MA | June 27, 2025 | 30,000 | $ 21,840 | $ 21,840 | $ 18,390 | $ 18,489 |
| Land Parcels at New Dominion Technology Park | Fairfax County, VA | October 15, 2025 | N/A | 250 | 248 | 248 | 248 |
| Almaden Boulevard | San Jose, CA | October 17, 2025 | N/A | 13,500 | 12,659 | 124 | 124 |
| Land Parcels at Broad Run | Loudoun County, VA | December 1, 2025 | N/A | 37,500 | 36,613 | 35,418 | 35,418 |
| 3625 Peterson Way | San Jose, CA | December 11, 2025 | N/A | 90,000 | 78,908 | 10,662 | 10,662 |
| | | | 30,000 | 163,090 | 150,268 | 64,842 | 64,941 |
| **Residential:** | | | | | | | |
| Proto Kendall Square | Cambridge, MA | December 18, 2025 | 166,700 | 171,500 | 169,413 | 53,276 | 53,276 |
| Signature at Reston Town Center | Reston, VA | December 19, 2025 | 517,800 | 236,000 | 234,327 | 49,584 | 49,584 |
| | | | 684,500 | 407,500 | 403,740 | 102,860 | 102,860 |
| **Office:** | | | | | | | |
| 140 Kendrick Street | Needham, MA | December 17, 2025 | 409,200 | 132,000 | 128,506 | 7,306 | 9,796 |
| | | | 409,200 | 132,000 | 128,506 | 7,306 | 9,796 |
| Total Dispositions | | | 1,123,700 | $ 702,590 | $ 682,514 | $ 175,008 | $ 177,597 |

_____

(1) Excludes approximately $1.7 million of gains for each of BXP and BPLP, which are primarily related to sales that occurred in prior periods. With the exception of Almaden Boulevard, the fair value of the real estate disposed exceeded the carrying value (see "*Impairments*" below).

(2) The Company entered into a joint venture with a third-party to redevelop, own and operate this property. The Company sold the land to the joint venture for approximately $21.8 million in cash. Upon formation of the joint venture, the Company ceased accounting for the property on a consolidated basis and began accounting for the joint venture on an unconsolidated basis using the equity method of accounting, as it does not have a controlling financial or operating interest in the joint venture (See Note 6). The building has been demolished.

### Impairments

During the year ended December 31, 2025, in conjunction with the Company's strategy to sell non-core assets, the Company evaluated the properties that had been approved by BXP's Board of Directors, or a committee thereof, for sale to third-parties (See Note 2). As a result, BXP and BPLP recognized impairment losses of approximately $85.8 million and $82.9 million, respectively, during the year ended December 31, 2025. The impairment losses consisted of the following (in thousands):

| Property | Location | Property Type | BXP | | BPLP | |
|---|---|---|---|---|---|---|
| Almaden Boulevard | San Jose, CA | Land | $ | 25,515 | $ | 25,515 |
| 1330 Connecticut Avenue | Washington, DC | Office | | 20,358 | | 17,461 |
| North First Business Park (1) | San Jose, CA | Office | | 14,971 | | 14,955 |
| Shady Grove – Parcel 3 | Rockville, MD | Land | | 13,913 | | 13,913 |
| Springfield Metro Center | Springfield, VA | Land | | 11,046 | | 11,046 |
| | | | $ | 85,803 | $ | 82,890 |

_____
(1)  See Note 17.

During the year ended December 31, 2024, BXP and BPLP recognized impairment losses of approximately $13.6 million.  There were no impairment losses that occurred during the year ended December 31, 2023.

## 4. Leases

### *Lessee*

The following table provides lease cost information for the Company's operating and finance leases for the years ended December 31, 2025, 2024 and 2023 (in thousands):

| | Year ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| Lease costs | 2025 | | 2024 | | 2023 | |
| Operating lease costs (1) | $ | 14,620 | $ | 14,583 | $ | 14,451 |
| Finance lease costs | | | | | | |
| Amortization of right of use asset (2) | $ | 2,937 | $ | 3,093 | $ | 2,821 |
| Interest on lease liabilities (3) | $ | 21,849 | $ | 13,374 | $ | 13,747 |

_____
(1)  One of the operating leases relates to an asset that was in development for the year ended December 31, 2025, and predevelopment for the year ended December 31, 2024 and a portion of the year ended December 31, 2023.  As such, the operating lease costs were capitalized.
(2)  The finance leases relate to either land, buildings or assets that are/were in development.  For land leases classified as finance leases because of a purchase option that the Company views as an economic incentive, the Company follows its existing policy and does not depreciate land because it is assumed to have an indefinite life.  For all other finance leases, the Company would amortize the right of use asset over the shorter of the useful life of the asset or the lease term.  If the finance lease relates to a property under development, the amortization of the right of use asset may be eligible for capitalization.  For assets under development, depreciation may commence once the asset is placed in-service and depreciation would be recognized in accordance with the Company's policy.
(3)  One of the finance leases relates to an asset under development for a portion of the year ended December 31, 2023.  As such, a portion of the interest amount was capitalized. There were no finance leases related to assets under development for the years ended December 31, 2024 and 2025.

The following table provides other quantitative information for the Company's operating and finance leases as of December 31, 2025 and December 31, 2024:

| Other information | December 31, 2025 | December 31, 2024 |
|---|---|---|
| **Operating Leases (1)** | | |
| Number of cancelable leases | — | 1 |
| Number of non-cancelable leases | 6 | 5 |
| Longest lease expiration date | 7/1/2125 | 7/1/2125 |
| Weighted-average remaining lease term (in years) | 71 | 72 |
| Weighted-average discount rate | 6.6 % | 6.5 % |
| **Finance Leases** | | |
| Number of cancelable leases | — | — |
| Number of non-cancelable leases | 5 | 5 |
| Longest lease expiration date | 11/1/2094 | 11/1/2094 |
| Weighted-average remaining lease term (in years) | 61 | 61 |
| Weighted-average discount rate | 6.2 % | 6.2 % |

_____

(1) The Company has ground leases that are subject to variable payments and extension options. None of the leases contain residual value guarantees.

The following table provides a maturity analysis for the Company's lease liabilities related to its operating and finance leases as of December 31, 2025 (in thousands):

| | Operating | Finance |
|---|---|---|
| 2026 | $ 28,998 | $ 31,686 |
| 2027 | 17,807 | 32,434 |
| 2028 (1) | 40,762 | 118,252 |
| 2029 | 22,428 | 10,793 |
| 2030 | 21,149 | 10,995 |
| Thereafter | 3,705,092 | 1,320,418 |
| Total lease payments | 3,836,236 | 1,524,578 |
| Less: | | |
| Interest portion | 3,447,023 | 1,164,539 |
| Present value of lease payments | $ 389,213 | $ 360,039 |

_____

(1) Operating lease payments in 2028 include an approximately $25.1 million final rental payment related to a ground lease the Company is reasonably certain it will commence construction on in 2028. Finance lease payments in 2028 include approximately $105.3 million related to a purchase option that the Company was reasonably certain it would exercise upon execution of the ground leases. There can be no assurance that the Company will ultimately commence construction on the ground lease site or exercise its ground lease purchase option on the schedule currently contemplated or at all.

The following table provides a maturity analysis for the Company's lease liabilities related to its operating and finance leases as of December 31, 2024 (in thousands):

|  | Operating | Finance |
|---|---|---|
| 2025 | $ 40,451 | $ 30,801 |
| 2026 | 34,155 | 33,280 |
| 2027 | 10,635 | 32,768 |
| 2028 (1) | 40,462 | 118,252 |
| 2029 | 21,710 | 10,793 |
| Thereafter | 3,527,328 | 1,331,413 |
| Total lease payments | 3,674,741 | 1,557,307 |
| Less: | | |
| Interest portion | 3,282,055 | 1,186,422 |
| Present value of lease payments | $ 392,686 | $ 370,885 |

_____

(1) Operating lease payments in 2028 includes an approximately $25.1 million final rental payment related to a ground lease the Company is reasonably certain it will commence construction on in 2028. Finance lease payments in 2028 include approximately $105.3 million related to a purchase option that the Company was reasonably certain it would exercise upon execution of the ground leases. There can be no assurance that the Company will ultimately commence construction on the ground lease site or exercise its ground lease purchase option on the schedule currently contemplated or at all.

### *Lessor*

#### *Operating Leases*

The following table summarizes the components of lease revenue recognized during the years ended December 31, 2025, 2024 and 2023 included within the Company's Consolidated Statements of Operations (in thousands):

|  | Year ended December 31, | | |
|---|---|---|---|
| **Lease Revenue** | **2025** | **2024** | **2023** |
| Fixed contractual payments | $ 2,644,155 | $ 2,605,272 | $ 2,503,106 |
| Variable lease payments | 590,743 | 570,541 | 550,641 |
| Sales-type lease | 1,109 | 992 | 926 |
|  | $ 3,236,007 | $ 3,176,805 | $ 3,054,673 |

The future contractual lease payments to be received (excluding operating expense reimbursements and percentage rent) by the Company as of December 31, 2025, under non-cancelable operating leases which expire on various dates through 2050 (in thousands):

| **Years Ending December 31,** | |
|---|---|
| 2026 | $ 2,543,021 |
| 2027 | 2,626,022 |
| 2028 | 2,565,897 |
| 2029 | 2,426,161 |
| 2030 | 2,299,682 |
| Thereafter | 14,485,854 |

No single tenant represented more than 10.0% of the Company's total lease revenue for any of the years ended December 31, 2025, 2024 and 2023.

*Sales-type Lease*

For the years ended December 31, 2025, 2024 and 2023, the Company had one non-cancelable ground lease obligation, as lessor, that is classified as a sales-type lease with an expiration date in 2119. The Company recognized approximately $1.0 million, $1.0 million and $0.9 million of interest income that is recorded in lease revenue on its Consolidated Statement of Operations for the year ended December 31, 2025, 2024 and 2023, respectively.

The following table provides the future contractual payments to be received as of December 31, 2025 (in thousands):

| | December 31, 2025 |
| --- | --- |
| 2026 | $ 367 |
| 2027 | 755 |
| 2028 | 775 |
| 2029 | 795 |
| 2030 | 815 |
| Thereafter | 265,865 |
| Total lease payments to be received | 269,372 |
| Less: | |
| Interest portion | 253,443 |
| Sales-type lease receivable | 15,929 |
| Unguaranteed residual asset | 24 |
| Current expected credit loss adjustment | (281) |
| Sales-type lease receivable, net | $ 15,672 |

The following table provides the future contractual payments to be received as of December 31, 2024 (in thousands):

| | December 31, 2024 |
| --- | --- |
| 2025 | $ 124 |
| 2026 | 321 |
| 2027 | 754 |
| 2028 | 775 |
| 2029 | 793 |
| Thereafter | 266,745 |
| Total lease payments to be received | 269,512 |
| Less: | |
| Interest portion | 254,589 |
| Sales-type lease receivable | 14,923 |
| Unguaranteed residual asset | 19 |
| Current expected credit loss adjustment | (285) |
| Sales-type lease receivable, net | $ 14,657 |

**5. Deferred Charges**

Deferred charges consisted of the following at December 31, 2025 and 2024 (in thousands):

|  | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Leasing costs, including lease related intangibles | $ 1,333,146 | $ 1,261,035 |
| Financing costs | 32,612 | 21,797 |
|  | 1,365,758 | 1,282,832 |
| Less: Accumulated amortization | (518,068) | (469,487) |
|  | $ 847,690 | $ 813,345 |

The following table summarizes the scheduled amortization of the Company's acquired in-place lease intangibles for each of the five succeeding years (in thousands).

|  | Acquired In-Place Lease Intangibles |
|---|---|
| 2026 | $ 32,746 |
| 2027 | 25,970 |
| 2028 | 16,045 |
| 2029 | 8,717 |
| 2030 | 6,601 |

## 6. Investments in Unconsolidated Joint Ventures

The investments in unconsolidated joint ventures consist of the following at December 31, 2025 and December 31, 2024:

| Entity | Properties | Nominal % Ownership | Carrying Value of Investment (1) December 31, 2025 | December 31, 2024 |
|---|---|---|---|---|
| | | | (in thousands) | |
| Square 407 Limited Partnership | Market Square North | 50.00 % (2) | $ — | $ (11,924) |
| WP Project Developer LLC | Wisconsin Place Land and Infrastructure | 33.33 % (3) | 29,085 | 29,775 |
| 500 North Capitol Venture LLC | 500 North Capitol Street, NW | 30.00 % | (12,655) | (11,696) |
| 501 K Street LLC | 1001 6th Street | 50.00 % | 45,724 | 45,903 |
| Podium Venture LLC | The Hub on Causeway - Podium | 50.00 % (4) | 54,742 | 42,310 |
| Residential Tower Developer LLC | Hub50House | 50.00 % | 33,942 | 42,493 |
| Hotel Tower Developer LLC | The Hub on Causeway - Hotel Air Rights | 50.00 % | 12,021 | 14,271 |
| Office Venture LLC | 100 Causeway Street | 50.00 % (4) | 48,924 | 55,810 |
| 1265 Main Office JV LLC | 1265 Main Street | 50.00 % | 3,091 | 3,476 |
| BNY Tower Holdings LLC | Dock 72 | 50.00 % (5) | 83,547 | (9,889) |
| CA-Colorado Center, LLC | Colorado Center | 50.00 % | 69,959 | 65,000 |
| 7750 Wisconsin Avenue LLC | 7750 Wisconsin Avenue | 50.00 % | 47,144 | 48,423 |
| BP-M 3HB Venture LLC | 3 Hudson Boulevard | 25.00 % | 109,451 | 112,771 |
| Platform 16 Holdings LP | Platform 16 | 55.00 % | 58,561 | 56,265 |
| Gateway Portfolio Holdings LLC | Gateway Commons | 50.00 % (6) | 125,576 | 272,000 |
| Rosecrans-Sepulveda Partners 4, LLC | Beach Cities Media Campus | 50.00 % (7) | 272 | 27,051 |
| Safeco Plaza REIT LLC | Safeco Plaza | 33.67 % (8) | (2,557) | — |
| 360 PAS Holdco LLC | 360 Park Avenue South | 71.11 % (9) | 104,778 | 74,592 |
| PR II/BXP Reston Gateway LLC | Skymark - Reston Next Residential | 20.00 % | 14,506 | 14,844 |
| 751 Gateway Holdings LLC | 751 Gateway | 49.00 % (10) | — | 99,701 |
| 200 Fifth Avenue JV LLC | 200 Fifth Avenue | 26.69 % | 74,747 | 70,673 |
| ABXP Worldgate Investments LLC | 13100 and 13150 Worldgate Drive | 50.00 % | 21,995 | 18,225 |
| CAB 290 Coles Venture LLC | 290 Coles Street - Common Equity | 19.46 % (11) | 19,928 | N/A |
| CAB 290 Coles Holdco LLC | 290 Coles Street - Preferred Equity | — % (11)(12) | 30,362 | N/A |
| 17 Hartwell Avenue JV LLC | 17 Hartwell Avenue | 20.00 % (11) | 10,567 | N/A |
| | | | $ 983,710 | $ 1,060,074 |

_____

(1) Investments with deficit balances aggregating approximately $15.6 million and $33.5 million at December 31, 2025 and December 31, 2024, respectively, are included within Other Liabilities in the Company's Consolidated Balance Sheets.

(2) On November 10, 2025, the Company completed the sale of its ownership interest in the joint venture.

(3) The Company's wholly-owned subsidiary that owns Wisconsin Place Office also owns a 33.33% interest in the joint venture entity that owns the land, parking garage and infrastructure of the project.

(4) In conjunction with the execution of the mortgage loan on September 30, 2025 (described below), Podium Venture LLC and Office Venture LLC were created for structuring purposes and did not change any of the partner rights previously held by the partners of Podium Developer LLC or Office Tower Developer LLC, respectively.

(5) This investment includes net equity balances from the amenity joint venture. The amenity joint venture had a deficit balance of approximately $0.4 million at December 31, 2025.

(6) During the year ended December 31, 2025, the Company recognized an other-than-temporary impairment loss on its investment. On January 2, 2026, the Company completed the sale of its ownership interest in the joint venture (See Note 17).

(7) On September 17, 2025, the joint venture completed the sale of the land parcel.

(8) The Company's ownership includes (1) a 33.0% direct interest in the joint venture, and (2) an additional 1.0% interest in each of the two entities through which each partner owns its interest in the joint venture.

(9) The Company's ownership includes (1) a 35.79% direct interest in the joint venture, (2) an additional 35.02% indirect ownership in the joint venture, and (3) an additional 1.0% interest in the entity through which the partner owns its interest in the joint venture.

(10) On December 30, 2025, the joint venture completed the sale of the property.

(11) This entity is a VIE (See Note 2).

(12) The Company agreed to fund up to $65.0 million of the required capital through its preferred equity investment. The Company's preferred equity investment will earn and accrue a 13.0% internal rate of return ("IRR") and is to be redeemed, in full, upon the earlier of two years after stabilization of the property or March 5, 2030.

Certain of the Company's unconsolidated joint venture agreements include provisions whereby, at certain specified times, each partner has the right to initiate a purchase or sale of its interest in the joint venture. Under certain of the Company's joint venture agreements, if certain return thresholds are achieved, one or more partners could be entitled to receive an additional promoted interest or payments.

The combined summarized balance sheets of the Company's unconsolidated joint ventures are as follows:

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| | (in thousands) | |
| **ASSETS** | | |
| Real estate and development in process, net (1) (2) | $ 4,786,058 | $ 5,748,198 |
| Other assets (3) | 672,776 | 703,096 |
| Total assets | $ 5,458,834 | $ 6,451,294 |
| **LIABILITIES AND MEMBERS'/PARTNERS' EQUITY** | | |
| Mortgage and notes payable, net | $ 2,905,065 | $ 3,206,723 |
| Other liabilities (4) | 189,125 | 292,125 |
| Members'/Partners' equity | 2,364,644 | 2,952,446 |
| Total liabilities and members'/partners' equity | $ 5,458,834 | $ 6,451,294 |
| Company's share of equity | $ 1,084,806 | $ 1,344,543 |
| Basis differentials (2) (5) | (101,096) | (284,469) |
| Carrying value of the Company's investments in unconsolidated joint ventures (6) | $ 983,710 | $ 1,060,074 |

_____

(1) At December 31, 2025 and December 31, 2024, this amount included right of use assets - operating leases totaling approximately $17.9 million and $19.0 million, respectively.

(2) During the year ended December 31, 2025, the joint ventures that own Safeco Plaza and Gateway Commons recognized property level impairment losses in accordance with ASC 360 (See Note 2). In prior periods, the Company had impaired its equity method investment to the estimated fair value for these joint ventures and therefore this is recognized as a basis difference.

(3) At December 31, 2025 and December 31, 2024, this amount included sales-type lease receivable, net totaling approximately $14.4 million and $14.1 million, respectively.

(4) At December 31, 2025 and December 31, 2024, this amount included lease liabilities - operating leases totaling approximately $30.5 million.

(5) This amount represents the aggregate difference between the Company's historical cost basis and the basis reflected at the joint venture level, which is typically amortized over the life of the related assets and liabilities. Basis differentials result from impairments of investments, impairments at the property level, acquisitions through joint ventures with no change in control and upon the transfer of assets that were previously owned by the Company into a joint venture. During the year ended December 31, 2025, the joint ventures that own Gateway Commons and Safeco Plaza recognized property level impairments of approximately $425.8 million and $319.5 million, respectively. During the year ended December 31, 2025, the Company recognized an other-than-temporary impairment loss on its investment in Gateway Commons of approximately $145.1 million. During the year ended December 31, 2024, the Company recognized an other-than-temporary impairment loss on its investments in Colorado Center, Gateway Commons and Safeco Plaza of approximately $168.4 million, $126.1 million, and $46.8 million, respectively. In addition, certain acquisition, transaction and other costs may not be reflected in the net assets at the joint venture level. The Company's basis differences include:

| Property | December 31, 2025 | | December 31, 2024 |
|---|---|---|---|
| | (in thousands) | | |
| Colorado Center | $ | 131,356 | $ | 127,632 |
| 200 Fifth Avenue | | 48,289 | | 49,656 |
| Gateway Commons | | (700) | | (74,500) |
| Safeco Plaza | | 32,905 | | (75,576) |
| Dock 72 | | (88,420) | | (92,054) |
| 360 Park Avenue South | | (110,815) | | (113,265) |
| Platform 16 | | (142,677) | | (142,698) |
| Other basis differentials | | 28,966 | | 36,336 |
| Total basis differentials | $ | (101,096) | $ | (284,469) |

These basis differentials (excluding land, which does not depreciate) will be amortized over the remaining lives of the related assets and liabilities.

(6)  Investments with deficit balances aggregating approximately $15.6 million and $33.5 million at December 31, 2025 and December 31, 2024, respectively, are reflected within Other Liabilities in the Company's Consolidated Balance Sheets.

The combined summarized statements of operations of the Company's unconsolidated joint ventures are as follows:

| | Year ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2025 | | 2024 | | 2023 | |
| | (in thousands) | | | | | |
| Total revenue (1) | $ | 507,979 | $ | 507,678 | $ | 612,589 |
| Expenses | | | | | | |
|    Operating | | 223,067 | | 204,625 | | 239,947 |
|    Transaction costs | | 233 | | 456 | | 301 |
|    Depreciation and amortization | | 173,310 | | 160,756 | | 197,228 |
| Total expenses | | 396,610 | | 365,837 | | 437,476 |
| Other income (expense) | | | | | | |
|    Losses from early extinguishment of debt | | (171) | | — | | (3) |
|    Interest expense | | (172,915) | | (176,994) | | (227,537) |
|    Unrealized gain (loss) on derivative instruments | | (14,351) | | 5,570 | | (6,582) |
|    Gain on sales-type lease | | — | | — | | 2,737 |
|    Gains on sales of real estate (2) | | 72,818 | | — | | — |
|    Impairment losses on real estate (3) | | (745,224) | | — | | — |
|      Net loss | $ | (748,474) | $ | (29,583) | $ | (56,272) |
| | | | | | | |
| Company's share of net loss | $ | (312,810) | $ | (10,912) | $ | (19,599) |
| Gain on investment (4) | | — | | — | | 35,756 |
| Gain on sale / consolidation (5) | | 24,261 | | 21,696 | | 28,412 |
| Impairment loss on investment (6) | | (145,133) | | (341,338) | | (272,603) |
| Basis differential (3) (7) | | 330,122 | | (12,623) | | (11,509) |
| Loss from unconsolidated joint ventures | $ | (103,560) | $ | (343,177) | $ | (239,543) |

_____

(1)  Includes straight-line rent adjustments of approximately $12.1 million, $13.7 million and $28.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.

(2)  During the year ended December 31, 2025, gains on sales of real estate included Beach Cities Media Campus and 751 Gateway.

(3)  During the year ended December 31, 2025, the joint ventures that own Safeco Plaza and Gateway Commons recognized property level impairment losses in accordance with ASC 360 (See Note 2).  In prior periods, the Company had impaired

its equity method investment to the estimated fair value for these joint ventures and therefore this is recognized as a basis difference and does not impact Loss from Unconsolidated Joint Ventures on the Consolidated Statements of Operations.

(4) During the year ended December 31, 2023, the Company completed a restructuring of its ownership in Metropolitan Square.

(5) During the year ended December 31, 2025, the Company completed the sale of its investment in Market Square North. During the year ended December 31, 2024, the Company acquired its joint venture partner's 50% economic interest in 901 New York Avenue. During the year ended December 31, 2023, the Company acquired its joint venture partner's 45% ownership interest in Santa Monica Business Park.

(6) During the year ended December 31, 2025, the Company recognized an other-than-temporary impairment loss on its investment in Gateway Commons of approximately $145.1 million. During the year ended December 31, 2024, the Company recognized an other-than-temporary impairment loss on its investments in Colorado Center, Gateway Commons and Safeco Plaza of approximately $168.4 million, $126.1 million, and $46.8 million, respectively. During the year ended December 31, 2023, the Company recognized an other-than-temporary impairment loss on its investments in Platform 16, 360 Park Avenue South, 200 Fifth Avenue and Safeco Plaza of approximately $155.2 million, $54.0 million, $33.4 million and $29.9 million, respectively.

(7) Includes depreciation and amortization of approximately $(11.8) million, $15.4 million and $16.6 million for the years ended December 31, 2025, 2024 and 2023, respectively. Includes unrealized gain (loss) on derivative instruments of approximately $(3.8) million, $1.5 million and $(1.8) million for the years ended December 31, 2025, 2024 and 2023, respectively.

On February 27, 2025, a joint venture in which the Company has a 50% ownership interest entered into a $252.0 million mortgage loan secured by 7750 Wisconsin Avenue in Bethesda, Maryland. The loan is scheduled to mature on March 1, 2035, bears interest at a fixed rate of 5.49% per annum, and requires monthly principal and interest payments. The proceeds from the loan were used to repay the existing $252.0 million construction loan collateralized by the property. The repayment resulted in the joint venture recognizing a loss from early extinguishment of debt of approximately $0.1 million related to unamortized finance costs during the year ended December 31, 2025. 7750 Wisconsin Avenue is an office property with approximately 736,000 net rentable square feet.

On March 5, 2025, the Company acquired a 19.46% ownership interest in a joint venture that is developing 290 Coles Street located in Jersey City, New Jersey for a gross purchase price of approximately $20.0 million. Additionally, the Company agreed to fund up to $65.0 million of the required capital through a preferred equity investment. The Company's preferred equity investment will earn a 13.0% IRR and is to be redeemed, in full, upon the earlier of two years after stabilization of the property or March 5, 2030. As of December 31, 2025, the Company had funded approximately $29.9 million of the required capital through the preferred equity investment. On March 5, 2025, the joint venture entered into a $225.0 million construction loan, which will fund construction costs after the funding of all common and preferred equity investments required by the construction loan agreement. The loan bears interest at a variable rate equal to Term SOFR plus 2.50% per annum and is scheduled to mature on March 5, 2029 with an additional one-year extension option, subject to certain conditions. When completed, 290 Coles Street is expected to be a 670-unit residential property with retail space aggregating approximately 560,000 net rentable square feet.

On June 27, 2025, the Company entered into a joint venture to redevelop, own, and operate 17 Hartwell Avenue in Lexington, Massachusetts. The third-party partner contributed approximately $23.0 million of cash, which was used by the joint venture to purchase the land at 17 Hartwell Avenue from the Company for approximately $21.8 million in cash. The Company contributed development costs of approximately $5.6 million for its 20% ownership interest in the joint venture. Additionally, on June 27, 2025, the joint venture entered into a $98.7 million construction loan. The loan bears interest at a fixed rate of 6.75% per annum and is scheduled to mature on July 10, 2030. When completed, 17 Hartwell Avenue is expected to be a 312-unit residential property with garage and retail space (See Note 3).

On August 7, 2025, a joint venture in which the Company has a 71.11% ownership interest completed and fully placed in-service 360 Park Avenue South, a 20-story office building with ground floor retail located in New York City, New York, aggregating approximately 450,000 net rentable square feet.

On August 20, 2025, two joint ventures in which the Company has a 50% ownership interest, each extended the maturity dates of their respective construction loans, which were secured by the 100 Causeway Street and Hub on Causeway - Podium properties, to October 20, 2025 and October 23, 2025, respectively. Subsequently, on September 30, 2025, they entered into a new $465.0 million mortgage loan secured by the two properties. The new loan is scheduled to mature on April 9, 2031, bears interest at a weighted average fixed rate of 5.733% per annum, and requires monthly interest-only payments. The proceeds from the new loan and available cash were used to repay the existing $490.0 million construction loans secured by the properties. 100 Causeway Street and Hub on Causeway - Podium are office properties with approximately 634,000 and 383,000 net rentable square feet, respectively, located in Boston, Massachusetts.

On September 17, 2025, a joint venture in which the Company has a 50% ownership interest, completed the sale of Beach Cities Media Campus, a land parcel located in El Segundo, California, for a gross sale price of approximately $56.0 million. Net cash proceeds totaled approximately $53.1 million, of which BXP received approximately $26.6 million. The joint venture recognized a gain on sale of real estate totaling approximately $5.1 million. As a result of the historical basis difference, the Company recognized a gain on sale of real estate totaling approximately $2.6 million, which consists of its share of the gain on sale reported by the joint venture as well as an adjustment for a basis differential.

On October 8, 2025, a joint venture in which the Company has a 50% ownership interest repaid the construction loan collateralized by its Dock 72 property. At the time of the repayment, the loan had an outstanding principal balance of approximately $198.4 million, bore interest at a variable rate equal to SOFR plus 2.50% per annum and was scheduled to mature on December 18, 2025. The repayment was completed with available cash and proceeds from capital contributions. The repayment resulted in the joint venture recognizing a loss from early extinguishment of debt of approximately $0.1 million related to unamortized finance costs. Dock 72 is an office building with approximately 669,000 net rentable square feet located in Brooklyn, New York.

On October 17, 2025, a joint venture in which the Company has a 25% ownership interest refinanced the mortgage loan secured by its 3 Hudson Boulevard property located in New York City, New York. The new loan consists of a (1) senior loan provided by a third-party lender with a principal amount of $108.0 million that bears interest at a variable rate equal to Term SOFR plus 5.25% per annum and (2) mezzanine loan provided by the Company with a maximum commitment of $50.0 million that bears interest at a variable rate equal to Term SOFR plus 7.25% per annum. As of December 31, 2025, the Company had funded approximately $18.4 million of the mezzanine loan. The senior loan and mezzanine loan are interest-only, mature on November 9, 2027 and have a one-year extension option, subject to certain conditions. The previous mortgage loan (1) had an outstanding principal balance of $80.0 million and approximately $51.4 million of unpaid accrued interest (including default interest), (2) matured on August 7, 2024 and was in maturity default and (3) bore interest at a variable rate equal to Term SOFR plus 3.61% per annum plus a default rate equal to an additional 4.0% per annum. The previous loan and existing mezzanine loan and interests accrued under these loans are reflected as a Related Party Note Receivable, Net and Tenant and Other Receivables, Net, respectively, on the Company's Consolidated Balance Sheets (See Note 16).

On November 10, 2025, a joint venture in which the Company has a 50% ownership interest completed the sale of its ownership in Market Square North. The sale resulted in the Company (i) assigning all of its interest in the joint venture to its existing partner, and (ii) exiting the joint venture. In addition, the Company was released from its obligations to guaranty the $125.0 million loan secured by the property and the partner has been assigned and assumed all of the obligations and rights of the existing guaranty. As a result of the sale, the Company recognized a gain on investment of approximately $24.3 million related to its deficit investment balance, which was primarily due to excess distributions.

On December 30, 2025, a joint venture in which the Company has a 49% ownership interest completed the sale of 751 Gateway Boulevard for a gross sale price of approximately $300.0 million. Net cash proceeds totaled approximately $292.8 million, of which the Company received approximately $143.5 million. The joint venture recognized a gain on sale of real estate totaling approximately $67.7 million. As a result of the historical basis difference, the Company recognized a gain on sale of real estate totaling approximately $27.0 million, which consists of its share of the gain on sale reported by the joint venture as well as an adjustment for a basis differential. 751 Gateway Boulevard is an approximately 231,000 net rentable square foot laboratory/life sciences property in South San Francisco, California.

*Impairment*

The Company's investments in unconsolidated joint ventures are reviewed for indicators of impairment on a quarterly basis and the Company records impairment losses when events or circumstances indicate that a decline in the fair values below the carrying amounts has occurred and such decline is other-than-temporary. During the year ended December 31, 2025, the Company evaluated key indicators related to certain investments in unconsolidated joint ventures, including strategic initiatives outlined in the Company's September 8, 2025 Investor Day which include the sale of non-strategic assets, changes in cash flows, declining market conditions and leasing activities, continued actual and projected operating deficits and receipts, pending third -party offers and considerations of third-party joint venture property appraisals.  This evaluation resulted in the Company determining that the decline in value for the joint venture that owns Gateway Commons was other-than-temporary and therefore, the Company recorded an impairment loss of approximately $145.1 million during the year ended December 31, 2025.  The Company determined the fair value of the investment was categorized within Level 3 of the fair value hierarchy as it utilized significant unobservable inputs including a pending offer from a third-party, as pending offers are classified as Level 3 inputs and there were no other unobservable inputs utilized (See Note 17).

**7. Debt**

*Mortgage Notes Payable*

The Company had outstanding mortgage notes payable totaling approximately $4.3 billion and $4.3 billion as of December 31, 2025 and 2024, respectively, each collateralized by one or more buildings and related land included in real estate assets.  The mortgage notes payable are generally due in monthly installments and mature at various dates through January 9, 2032.

Including the effects of interest rate swaps, there were no variable rate mortgage loans at December 31, 2025 and 2024 (See Note 8).  Therefore, fixed rate mortgage notes payable totaled approximately $4.3 billion and $4.3 billion at December 31, 2025 and 2024, respectively, with contractual interest rates ranging from 2.79% to 6.04% per annum at December 31, 2025 and December 31, 2024 (with a weighted-average interest rate of 3.80% and 3.68% at December 31, 2025 and 2024, respectively).

Contractual aggregate principal payments of mortgage notes payable at December 31, 2025 are as follows (in thousands):

|  | Principal Payments |
|---|---:|
| 2026 | $ 4,357 |
| 2027 | 2,304,580 |
| 2028 | 804,815 |
| 2029 | 184,311 |
| 2030 | — |
| Thereafter | 1,000,000 |
| Total aggregate principal payments | 4,298,063 |
| Less: | |
| Deferred financing costs, net | 17,996 |
| Total carrying value of mortgage notes payable, net | $ 4,280,067 |

*Unsecured Senior Notes*

The following summarizes the unsecured senior notes outstanding as of December 31, 2025 (dollars in thousands):

| | Coupon/ Stated Rate | Effective Rate(1) | Principal Amount | Maturity Date(2) |
|---|---|---|---|---|
| 10 Year Unsecured Senior Notes (3) | 3.650 % | 3.766 % | $ 1,000,000 | February 1, 2026 |
| 10 Year Unsecured Senior Notes | 2.750 % | 3.495 % | 1,000,000 | October 1, 2026 |
| 5 Year Unsecured Senior Notes | 6.750 % | 6.924 % | 750,000 | December 1, 2027 |
| 10 Year Unsecured Senior Notes | 4.500 % | 4.628 % | 1,000,000 | December 1, 2028 |
| 10 Year Unsecured Senior Notes | 3.400 % | 3.505 % | 850,000 | June 21, 2029 |
| 10.5 Year Unsecured Senior Notes | 2.900 % | 2.984 % | 700,000 | March 15, 2030 |
| 10.75 Year Unsecured Senior Notes | 3.250 % | 3.343 % | 1,250,000 | January 30, 2031 |
| 11 Year Unsecured Senior Notes | 2.550 % | 2.671 % | 850,000 | April 1, 2032 |
| 12 Year Unsecured Senior Notes | 2.450 % | 2.524 % | 850,000 | October 1, 2033 |
| 10.7 Year Unsecured Senior Notes | 6.500 % | 6.619 % | 750,000 | January 15, 2034 |
| 10 Year Unsecured Senior Notes | 5.750 % | 5.842 % | 850,000 | January 15, 2035 |
| Total principal | | | 9,850,000 | |
| Less: | | | | |
| Net unamortized discount | | | 8,371 | |
| Deferred financing costs, net | | | 35,529 | |
| Total | | | $ 9,806,100 | |

_____

(1) Yield on issuance date including the effects of discounts on the notes, settlements of interest rate contracts and the amortization of financing costs.
(2) No principal amounts are due prior to maturity.
(3) See Note 17.

On January 15, 2025, BPLP repaid $850.0 million in aggregate principal amount of its 3.200% senior notes due January 15, 2025. The repayment was completed with available cash and the proceeds from BPLP's August 2024 offering of 5.750% unsecured senior notes due 2035. The repayment price was approximately $863.6 million, which was equal to the stated principal plus approximately $13.6 million of accrued and unpaid interest to, but not including, the repayment date.

The indenture relating to the unsecured senior notes contains certain financial restrictions and requirements, including (1) a leverage ratio not to exceed 60%, (2) a secured debt leverage ratio not to exceed 50%, (3) an interest coverage ratio of greater than 1.50, and (4) an unencumbered asset value of not less than 150% of unsecured debt. At December 31, 2025, BPLP was in compliance with each of these financial restrictions and requirements.

*Unsecured Exchangeable Senior Notes*

On September 29, 2025, BPLP completed the issuance and sale of $1.0 billion aggregate principal amount of its 2.00% Exchangeable Senior Notes due 2030 in a private placement. The Notes bear interest at a rate of 2.00% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2026. The Notes will mature on October 1, 2030, unless earlier repurchased, exchanged or redeemed. Net proceeds after the initial offering costs were approximately $975.1 million. Interest expense related to these Notes was approximately $5.1 million for the period September 29, 2025 through December 31, 2025, and includes debt issuance cost amortization of approximately $1.3 million. Including the debt issuance cost amortization, the GAAP interest rate on these Notes is approximately 2.498%. The unamortized debt issuance costs related to these Notes were approximately $23.7 million at December 31, 2025.

Before July 1, 2030, noteholders will have the right to exchange their Notes only upon the occurrence of certain events. From and after July 1, 2030, noteholders may exchange their Notes at any time at their election until the close of business on the second scheduled trading day immediately before the maturity date of the Notes. Exchanges will be settled in cash up to the aggregate principal amount of the Notes to be exchanged and, if applicable, cash, shares of BXP's common stock or a combination thereof, at BPLP's election, in respect of the remainder (if any) of BPLP's exchange obligations in excess of the aggregate principal amount of the Notes being exchanged. The initial exchange rate is 10.8180 shares of BXP's common stock per $1,000 principal amount of Notes, which represents an initial exchange price of approximately $92.44 per share of BXP's common stock. The initial exchange price represents a premium of approximately 22.5% over the last reported sale price of $75.46 per share of BXP's common stock on September 24, 2025. The exchange rate and exchange price of the Notes will be subject to adjustment upon the occurrence of certain events.

The Notes will be redeemable, in whole or in part (subject to certain limitations), for cash at BPLP's option at any time, and from time to time, on or after October 6, 2028 and on or before the 41st scheduled trading day immediately before the maturity date of the notes, but only if the last reported sale price per share of BXP's common stock exceeds 130% of the exchange price of the Notes for a specified period of time and certain liquidity conditions are satisfied. BPLP may also redeem the Notes, in whole or in part (subject to certain limitations), for cash at any time, and from time to time, if BXP's Board of Directors (or a committee thereof) determines such redemption is necessary to preserve BXP's status as a real estate investment trust. In either case, the redemption price will be equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

In conjunction with the issuance of the Notes, the Company entered into Capped Call Transactions with certain financial institutions. The Capped Call Transactions cover, subject to customary adjustments, the number of shares of BXP's common stock initially underlying the Notes. The Capped Call Transactions are expected generally to reduce the potential dilution to BXP's common stock upon any exchange of Notes and/or offset any cash payments BPLP is required to make in excess of the principal amount of exchanged Notes, as the case may be, with such reduction and/or offset subject to a cap. The cap price of the Capped Call Transactions is initially $105.64 per share, and is subject to certain adjustments under the terms of the Capped Call Transactions. The Capped Call Transactions will expire upon the maturity of the Notes, if not earlier exercised or terminated. A portion of the proceeds from the Notes were used to pay the premiums of the Capped Call Transactions of approximately $35.0 million, which was recorded as a reduction to stockholders' equity for BXP and partners' capital for BPLP (See Note 2).

*Unsecured Credit Facility and Unsecured Term Loans*

On March 28, 2025, BPLP amended and restated its revolving credit agreement (as amended and restated, the "2025 Credit Facility"). The 2025 Credit Facility provides for aggregate borrowings of up to $2.950 billion through an unsecured revolving credit facility and an unsecured term loan facility, subject to customary conditions. Among other things, the amendment and restatement (1) increased the total commitment of the revolving line of credit (the "Revolving Facility") from $2.0 billion to $2.250 billion, (2) extended the maturity date of the Revolving Facility from June 15, 2026 to March 29, 2030, and (3) added a $700.0 million unsecured term loan facility (the "Term Loan Facility") with an initial maturity date of March 30, 2029, with two, six-month extension options, each subject to customary conditions. In addition, BPLP may increase the total commitment under the 2025 Credit Facility to a maximum commitment amount of up to $3.5 billion through increase(s) in the Revolving Facility and/or by incurring one or more term loans, in each case, subject to syndication of the increase(s) and other customary conditions. In connection with the amendment and restatement, the Company recognized a loss from early extinguishment of debt of approximately $0.3 million related to unamortized origination costs during the year ended December 31, 2025.

At BPLP's option, loans under the 2025 Credit Facility that are advanced in U.S. dollars will bear interest at a rate per annum equal to Term SOFR, Daily Simple SOFR or a Base Rate (each as defined in the Tenth Amended and Restated Credit Agreement, which governs the 2025 Credit Facility (the "Credit Agreement")), in each case, plus a margin based on BPLP's credit rating ranging from (i) for Term SOFR and Daily Simple SOFR loans, (a) under the Revolving Facility, 70.0 to 140.0 basis points, or (b) under the Term Loan Facility, 75.0 to 160.0 basis points (plus a SOFR conversion adjustment of 10 basis points), and (ii) for Base Rate loans, (a) under the Revolving Facility, 0 to 40.0 basis points, or (b) under the Term Loan Facility, 0 to 60.0 basis points. At BPLP's option, loans under the Revolving Facility can also be denominated in Euros, Sterling or Canadian Dollars and such loans will bear interest at a rate per annum equal to (1) in the case of loans denominated in Euro, EURIBOR, (2) in the case of loans denominated in Canadian Dollars, Term CORRA (as adjusted), and (3) in the case of loans denominated in Sterling, SONIA (as adjusted), plus, in each case, a margin based on BPLP's credit rating as described above for loans under the Revolving Facility. On April 22, 2025, BPLP amended the 2025 Credit Facility to remove the SOFR conversion adjustment of 10 basis points (as described in clause (i)(b) above), which is no longer applicable to the Term Loan Facility. Other than the foregoing, the material terms of the 2025 Credit Facility remained unchanged.

Pursuant to the 2025 Credit Facility, BPLP is obligated to pay (1) in quarterly installments a facility fee on the total commitment under the Revolving Facility at a rate per annum ranging from 0.10% to 0.30% based on BPLP's credit rating and (2) an annual fee on the undrawn amount of each letter of credit ranging from 0.70% to 1.40% based on BPLP's credit rating.

Based on BPLP's December 31, 2025 credit rating, (1) for SOFR-based loans under the Revolving Facility, the per annum interest rate margin is 0.85%, (2) for SOFR-based loans under the Term Loan Facility, the per annum interest rate margin is 0.95%, (3) for Base Rate-based loans under both the Revolving Facility and Term Loan Facility, the margin is zero basis points and (4) the facility fee for commitments under the Revolving Facility is 0.20% per annum.

The 2025 Credit Facility contains customary representations and warranties, affirmative and negative covenants, and events of default provisions, including the failure to pay indebtedness, breaches of covenants and bankruptcy and other insolvency events, which could result in the acceleration of the obligation to repay all outstanding amounts and the cancellation of all commitments outstanding under the Credit Agreement. Among other covenants, the 2025 Credit Facility requires that BPLP maintain: (1) a leverage ratio not to exceed 60%, however, the leverage ratio may increase to no greater than 65% provided that it is reduced back to 60% within one year, (2) a secured debt leverage ratio not to exceed 55%, (3) a fixed charge coverage ratio of at least 1.40, (4) an unsecured debt leverage ratio not to exceed 60%, however, the unsecured debt leverage ratio may increase to no greater than 65% provided that it is reduced to 60% within one year, (5) an unsecured debt interest coverage ratio of at least 1.75 and (6) limitations on permitted investments. At December 31, 2025, BPLP was in compliance with each of these financial restrictions and requirements.

At closing on March 28, 2025, BPLP drew the full $700.0 million of the Term Loan Facility under the 2025 Credit Facility, the proceeds of which were used to fully repay the remaining $700.0 million of borrowings outstanding under its $1.2 billion unsecured term loan facility (the "2023 Unsecured Term Loan"). The 2023 Unsecured Term Loan was scheduled to mature on May 16, 2025. There was no prepayment penalty associated with the repayment of the 2023 Unsecured Term Loan.

At December 31, 2025, BPLP did not have any outstanding balance under the Revolving Facility and had $700.0 million outstanding under the Term Loan Facility. The 2025 Credit Facility is used as a backstop for BPLP's $750.0 million unsecured commercial paper program (the "Commercial Paper Program") (See "*Unsecured Commercial Paper*" below). As such, BPLP intends to maintain, at a minimum, availability under the 2025 Credit Facility in an amount equal to the amount of unsecured commercial paper notes outstanding.

On September 27, 2024, BPLP entered into a credit agreement that provides for a $100.0 million unsecured term loan facility (the "2024 Unsecured Term Loan"). Upon entry into the credit agreement, BPLP exercised its option to draw $100.0 million under the 2024 Unsecured Term Loan. The 2024 Unsecured Term Loan had an initial maturity date of September 26, 2025 with three, one-year extension options, subject to customary conditions. On September 26, 2025, BPLP exercised its option to extend the maturity date of the 2024 Unsecured Term Loan to September 26, 2026. All other terms of the 2024 Unsecured Term Loan remain unchanged.

At BPLP's option, loans under the 2024 Unsecured Term Loan will bear interest at a rate per annum equal to (1) a base rate equal to the highest of (a) zero, (b) Prime Rate, (c) the Federal Funds effective rate plus 0.50%, and (d) Term SOFR for a one-month period plus 1.10%, in each case, plus a margin ranging from 0 to 60 basis points based on BPLP's credit rating; or (2) a rate equal to adjusted Term SOFR or Daily Simple SOFR with a one-month period plus, a margin ranging from 75 to 160 basis points based on BPLP's credit rating. The 2024 Unsecured Term Loan is subject to an interest rate swap contract to fix Daily Simple SOFR at an interest rate of approximately 3.6775% per annum through April 6, 2026 (See Note 8).

Based on BPLP's December 31, 2025 credit rating, the 2024 Unsecured Term Loan bears interest at a rate equal to Daily Simple SOFR plus 1.05% per annum. At December 31, 2025, BPLP had $100.0 million of principal outstanding under the 2024 Unsecured Term Loan. At December 31, 2024, BPLP had $100.0 million and $700.0 million of principal outstanding under the 2024 Unsecured Term Loan and 2023 Unsecured Term Loan, respectively.

The 2024 Unsecured Term Loan contains customary representations and warranties, affirmative and negative covenants and events of default provisions, including the failure to pay indebtedness, breaches of covenants and bankruptcy and other insolvency events, which could result in the acceleration of the obligation to repay any outstanding amount under 2024 Unsecured Term Loan. Among other covenants, the 2024 Unsecured Term Loan requires that BPLP maintain on an ongoing basis: (1) a leverage ratio not to exceed 60%, however, the leverage ratio may increase to no greater than 65% provided that it is reduced back to 60% within one year, (2) a secured debt leverage ratio not to exceed 55%, (3) a fixed charge coverage ratio of at least 1.40 to 1.00, (4) an unsecured debt leverage ratio not to exceed 60%, however, the unsecured debt leverage ratio may increase to no greater than 65% provided that it is reduced to 60% within one year, (5) an unsecured debt interest coverage ratio of at least 1.75 to 1.00 and (6) limitations on permitted investments.  At December 31, 2025, BPLP was in compliance with each of these financial and other covenant requirements.

### *Unsecured Commercial Paper*

On April 17, 2024, BPLP established an unsecured commercial paper program.  Under the terms of the program, BPLP may issue, from time to time, unsecured commercial paper notes up to a maximum aggregate amount outstanding at any one time of $500.0 million with varying maturities of up to one year.  On March 28, 2025, BPLP increased the amount by which it may issue unsecured commercial paper notes under the Commercial Paper Program from $500.0 million to $750.0 million.  Other than the increase in the program's maximum capacity, all other terms of the Commercial Paper Program remain unchanged.  Under the terms of the program, BPLP may issue, from time to time, unsecured commercial paper notes up to a maximum aggregate amount outstanding at any one time of $750.0 million with varying maturities of up to one year.  Amounts available under the Commercial Paper Program may be borrowed, repaid, and re-borrowed from time to time.  The notes are sold in private placements and rank pari passu with all of BPLP's other unsecured senior indebtedness, including its outstanding senior notes. The Commercial Paper Program is backstopped by available capacity under the 2025 Credit Facility.  At December 31, 2025, BPLP had an aggregate of $750.0 million of unsecured commercial paper notes outstanding that bore interest at a weighted-average rate of approximately 3.99% per annum and had a weighted-average maturity of 45 days from the issuance date.

## 8. Derivative Instruments and Hedging Activities

BPLP's agreements with derivative counterparties contain provisions whereby if BPLP defaults on the underlying indebtedness, including defaults where repayment of the indebtedness has not been accelerated by the lender, then BPLP could also be declared in default of the swap derivative obligation.  As of December 31, 2025, the Company had not posted any collateral related to the agreements.

### *Effective Hedge Instruments*

On April 8, 2025, BPLP entered into an interest rate swap contract with a notional amount of $300.0 million to replace $300.0 million of interest rate swap contracts that expired on April 1, 2025 thus continuing to reduce its exposure to the variability in future cash flows attributable to changes in the interest rates associated with its $100.0 million 2024 Unsecured Term Loan and the $200.0 million mortgage secured by the Company's Santa Monica Business Park properties, located in Santa Monica, California.  The interest rate swap was entered into to fix Daily Simple SOFR, the reference rate for the 2024 Unsecured Term Loan and mortgage, at a fixed interest rate of 3.6775% per annum for the period commencing on April 7, 2025, the effective date, and ending on April 6, 2026. For the period from April 7, 2025 through December 31, 2025, the Company recognized approximately $(1.2) million of interest expense related to this interest rate swap contract.

BPLP assesses the effectiveness of its derivatives both at inception and on an ongoing basis.  If the hedges are deemed to be effective, the fair value is recorded in "Accumulated other comprehensive loss" in the Company's Consolidated Balance Sheets and is subsequently reclassified into "Interest expense" in the Company's Consolidated Statements of Operations in the period that the hedged forecasted transactions affect earnings. BPLP's derivative financial instruments are cash flow hedges that are designated as effective hedges, and they are carried at their estimated fair value on a recurring basis (See Note 2).  The Company did not have any undesignated hedges during the years ended December 31, 2025 and December 31, 2024.

BPLP's derivative contracts consisted of the following at December 31, 2025 (dollars in thousands):

| Derivative Instrument | Aggregate Notional Amount | Effective Date | Maturity Date | Strike Rate Range | | Balance Sheet Location | Fair Value |
|---|---|---|---|---|---|---|---|
| | | | | Low | High | | |
| Interest Rate Swaps | $ 600,000 | December 15, 2023 | October 26, 2028 | 3.790% | — 3.798% | Other liabilities | $ (8,260) |
| Interest Rate Swaps | 300,000 | April 7, 2025 | April 6, 2026 | 3.678% | — 3.678% | Other liabilities | (23) |
| | $ 900,000 | | | | | | $ (8,283) |

The following table presents the location in the financial statements of the gains or (losses) recognized as a result of the Company's cash flow hedges for the years ended December 31, 2025, 2024 and 2023 (in thousands):

| | Year ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Amount of gain (loss) related to the effective portion recognized in other comprehensive income (loss) (1) | $(19,601) | $ 9,202 | $(14,405) |
| Amount of gain (loss) related to the effective portion subsequently reclassified to earnings (2) | $ 8,126 | $ 12,618 | $ 6,703 |
| Amount of gain (loss) related to the ineffective portion and amount excluded from effectiveness testing | $ — | $ — | $ — |

_____

(1) Includes the Company's share of gain (loss) related to the effective portion of derivatives outstanding at its unconsolidated joint venture properties.
(2) Includes amounts from previous interest rate programs.

BPLP has formally documented all of its relationships between hedge instruments and hedging items, as well as its risk-management objectives and strategy for undertaking various hedge transactions. While management believes its judgments are reasonable, a change in a derivative's effectiveness as a hedge could materially affect expenses, net income and equity.

*Ineffective Hedging Instruments*

During the year ended December 31, 2023, to satisfy a lender requirement, the Company entered into two agreements with the same third-party to purchase and sell a $600.0 million interest rate cap. The Company did not elect hedge accounting, and as such, any change in market value was to be recognized in Losses from interest rate contracts in the Consolidated Statement of Operations. For the year ended December 31, 2023, the Company recognized approximately $79,000 of loss on its Consolidated Statement of Operations from entering into these agreements. There was no ineffectiveness recognized for the years ended December 31, 2025 and December 31, 2024.

## 9. Commitments and Contingencies

*General*

In the normal course of business, the Company guarantees its performance of services or indemnifies third parties against its negligence. In addition, in the normal course of business, the Company guarantees to certain tenants the obligations of the Company's subsidiaries to complete construction of the building, to pay tenant improvement allowances and brokerage commissions in connection with their leases and limited costs arising from delays in delivery of their premises.

The Company had letter of credit and performance obligations related to lender and development requirements that totaled approximately $23.2 million at December 31, 2025.

Certain of the Company's joint venture agreements include provisions whereby, at certain specified times, each partner has the right to initiate a purchase or sale of its interest in the joint venture. From time to time, under certain of the Company's joint venture agreements, if certain return thresholds are achieved, one or more partners could be entitled to an additional promoted interest or payments.

From time to time, the Company (or ventures in which the Company has an ownership interest) has agreed, and may in the future agree, to (1) guarantee portions of the principal, interest and other amounts in connection with their borrowings, (2) provide customary environmental indemnifications and nonrecourse carve-outs (e.g., guarantees against fraud, misrepresentation and bankruptcy) in connection with their borrowings and (3) provide guarantees to lenders, tenants and other third parties for the completion of development projects. The Company has agreements with its third-party joint venture partners whereby the partners agree to reimburse the joint venture for their share of any payments made under the guarantee. In some cases, the Company earns a fee from the applicable joint venture for providing the guarantee.

In connection with the sale of Metropolitan Square, an approximately 657,000 square foot office building in Washington, DC in which the Company had a 20% equity interest, the Company agreed to become a co-lender of up to $20.0 million under a mezzanine loan.  The mezzanine loan has a maximum principal amount of $100.0 million, and it is subordinate only to an existing senior loan.  The mezzanine loan may be drawn upon for future lease-up, operating and other costs on an as-needed basis, and amounts borrowed will bear interest at a per annum rate of 12%, compounded monthly.  As of December 31, 2025, the Company has funded approximately $9.4 million under the mezzanine loan.

In connection with the Company's joint venture at 3 Hudson Boulevard, the Company provided $80.0 million of mortgage financing to the joint venture, which was in maturity default from August 7, 2024 to October 17, 2025.  On October 17, 2025, the joint venture refinanced the mortgage loan (See Note 6), which includes a mezzanine loan provided by the Company with a maximum commitment of $50.0 million that bears interest at a variable rate equal to Term SOFR plus 7.25% per annum.  As of December 31, 2025, the Company had funded approximately $18.4 million of the mezzanine loan (See Note 16).

*Legal Matters*

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business.  These matters are generally covered by insurance.  Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Company.

In addition, the Company is subject to the following legal proceedings:

In connection with the acquisition of an office property in New York City in 2010, the Company entered into an agreement with the seller pursuant to which the seller could earn various fees (i.e., Fixed, Additional and Final Fees) based on the future leasing performance of the property.  The Company initially accrued approximately $1.5 million as an estimate of the fees it would owe the seller.  In 2020, the seller filed suit against the Company in the Supreme Court of the State of New York, County of New York, claiming that consideration significantly in excess of the initial reserve amount is owed under the agreement.  The disagreement between the Company and the seller involves material issues of contract interpretation and, more importantly, the method of calculating fees, including various inputs (both facts and assumptions) that drive the calculations.

On January 25, 2024, the New York Supreme Court granted in part the seller's motion for summary judgment finding that the Company owes the seller an "Additional Fee" and a "Final Fee" under the terms of the parties' purchase agreement.  The court issued a follow-on order on February 8, 2024, confirming its earlier order that the seller is entitled to the fees described in the parties' agreement.  Other than the "Fixed Fee," which the Company agreed to pay and for which it had established a reserve of approximately $2.2 million (including interest), the amount of the fees (if any) that are due to the seller has not been determined.  On December 9, 2024, the court issued a judgment awarding the seller the Fixed Fee (including interest) of approximately $2.7 million and the Company paid this fee following the judgment.  For the Additional Fee and Final Fee, the seller submitted a request for the appointment of a Special Referee on January 7, 2025.

On February 18, 2025 a Special Referee was appointed to determine damages for the Additional and Final Fee.  The parties held a five-day hearing with the Special Referee during July and August 2025 before filing opening and post-trial briefs in September and October 2025.  The Special Referee held an additional hearing in December 2025 and indicated a ruling could be expected in the first quarter of 2026.

Separately, the Company filed a notice of appeal on January 15, 2025 to preserve the Company's ability to appeal the grant of summary judgment on the question of whether the Company is liable for payment of the Additional Fee and Final Fee. The First Department granted the Company's request extending the time to perfect the appeal to September 2026.

The Company disputes the seller's calculations and intends to continue defending itself vigorously.  However, there can be no assurance that the Company will prevail in the lawsuit.  If the court ultimately agrees with the seller's calculations, then amounts due to the seller could theoretically be as high as the additional $25 million claimed in the seller's revised complaint, plus interest.  Although the Company disputes those calculations, there can be no assurance that the Company's ultimate liability will not be material.

On April 26, 2024, Brammer Bio MA, LLC ("Brammer"), a subsidiary of Thermo Fisher Scientific Inc. and an abutter to the Company's 290 Binney Street development project located in Cambridge, Massachusetts, filed a complaint in Superior Court in Suffolk County, Massachusetts against the Company relating to certain ongoing construction activities.

In the first quarter of 2023, the Company commenced development of 290 Binney Street, an approximately 573,000 net rentable square foot laboratory/life sciences property that is 100% pre-leased to AstraZeneca Pharmaceuticals ("AstraZeneca"). The Company has a 55% interest in the joint venture that owns 290 Binney Street. Brammer subleases the premises at 250 Binney Street, the Company's approximately 67,000 net rentable square foot life sciences property that is adjacent to 290 Binney Street.

Brammer alleged that, as a result of the Company's construction of 290 Binney Street, it is threatened with irreparable harm due to intrusion onto the 250 Binney Street premises and the loss of its property rights. Brammer also alleged that the 290 Binney Street development project has caused and is causing major disruption to its manufacturing operations, and that it has suffered and will continue to suffer damages in the form of losses to its clients and customers. Brammer brought the action for quiet title, breach of contract, trespass and nuisance, and it is seeking declaratory and injunctive relief and specific performance purportedly to protect its property interests in the premises located at 250 Binney Street.

On May 16, 2024, Brammer's motion for a preliminary injunction was denied by the trial court. Brammer subsequently appealed that decision, electing pursuant to Massachusetts civil procedure rules to petition for appeals to both a single justice of the Massachusetts Appeals Court and to a full appellate panel. On July 16, 2024, the single justice assigned to the appeal issued an order declining to rule on the substance of the appeal petition, deferring instead to the full appellate panel. On August 12, 2025, the clerk of the Massachusetts Appeals Court completed the procedural steps that were necessary in order for Brammer's appeal to be heard before the full appellate panel. The parties are now proceeding through the briefing process, with a hearing likely to take place sometime in the first quarter of 2026. The remainder of the case continues to proceed in the trial court on the standard litigation timeline.

The Company believes it has meritorious defenses against Brammer's claims and intends to defend against them vigorously. However, there can be no assurance the Company will prevail in the litigation. If the Company is enjoined from further construction activities, it could suffer delays in construction that could result in its failure to deliver a completed building on the schedule contemplated by the Company's lease with AstraZeneca or at all, and this could result in owing financial penalties to AstraZeneca and other third parties. Although the Company is unable to estimate a range of loss for all related matters for which losses are reasonably possible, if the court grants injunctive relief or awards monetary damages to Brammer, it could have a material adverse effect on the Company's results of operations and financial condition.

The Company is a named defendant in an alleged collective and class action wage and hour lawsuit filed on behalf of certain individuals who provided off-duty, uniformed security services at the Company's buildings in New York City pursuant to the New York Police Department's Paid Detail Program. In addition to the Company, the plaintiffs also named as defendants more than ninety (90) other companies. The plaintiffs filed the lawsuit in the United States District Court for the Southern District of New York on January 23, 2025, and brought the claims under the Fair Labor Standards Act, the New York Labor Law and the Freelance Isn't Free Act. The plaintiffs subsequently filed a first amended complaint and a second amended complaint on February 13, 2025 and February 24, 2025, respectively. On December 15, 2025, the plaintiffs filed a motion for leave to file a third amended complaint, which seeks to add approximately eighty-five (85) new defendants to the lawsuit. Each of the complaints alleges that the plaintiffs were not paid certain wages owed to them or were not paid in a timely manner and that the plaintiffs did not receive certain wage payment notices required by law. The Company has not yet filed a responsive pleading and discovery has not yet commenced. As a result, the Company is unable to estimate a range of loss for which losses are reasonably possible. Although the Company believes it has meritorious defenses to the claims and intends to defend against them vigorously, there can be no assurance that the Company will prevail in the lawsuit.

*Concentrations of Credit Risk*

Management of the Company performs ongoing credit evaluations of tenants and may require tenants to provide some form of credit support such as corporate guarantees, security deposits and/or other financial guarantees. Although the Company's properties are geographically diverse and tenants operate in a variety of industries, to the extent the Company has a significant concentration of rental revenue from any single tenant, the inability of that tenant to make its lease payments could have an adverse effect on the Company.

*Insurance*

The Company's property insurance program per occurrence limits are $1.0 billion for its portfolio insurance program, including coverage for acts of terrorism other than nuclear, biological, chemical or radiological terrorism ("Terrorism Coverage"). The Company also carries $1.35 billion of property insurance in excess of the $1.0 billion of coverage in the Company's property insurance program for 601 Lexington Avenue, New York, New York, consisting of $750 million of property and Terrorism Coverage in excess of the Company's property insurance program and $600 million of Terrorism Coverage only in excess of the $1.75 billion of coverage. Certain properties, including the General Motors Building located at 767 Fifth Avenue in New York, New York ("767 Fifth Avenue"), are currently insured in separate insurance programs. The property insurance program per occurrence limits for 767 Fifth Avenue are $1.625 billion, including Terrorism Coverage. The Company also currently carries nuclear, biological, chemical and radiological terrorism insurance coverage for acts of terrorism certified under the Federal Terrorism Risk Insurance Act (as amended, "TRIA") ("NBCR Coverage"), which is provided by IXP, LLC ("IXP") as a direct insurer, for the properties in the Company's portfolio, including 767 Fifth Avenue, but excluding certain other properties owned in joint ventures with third parties or which the Company manages. The per occurrence limit for NBCR Coverage is $1.0 billion. Under TRIA, after the payment of the required deductible and coinsurance, the NBCR Coverage provided by IXP is backstopped by the Federal Government if the aggregate industry insured losses resulting from a certified act of terrorism exceed a "program trigger." The program trigger is $200 million, the coinsurance is 20% and the deductible is 20% of the premiums earned by the insurer for the year prior to a claim. If the Federal Government pays out for a loss under TRIA, it is mandatory that the Federal Government recoup the full amount of the loss from insurers offering TRIA coverage after the payment of the loss pursuant to a formula in TRIA. The Company may elect to terminate the NBCR Coverage if the Federal Government seeks recoupment for losses paid under TRIA, if TRIA is not extended after its expiration on December 31, 2027, if there is a change in its portfolio or for any other reason. The Company intends to continue to monitor the scope, nature and cost of available terrorism insurance.

The Company also currently carries earthquake insurance on its properties located in areas known to be subject to earthquakes. Specifically, the Company currently carries earthquake insurance which covers its San Francisco and Los Angeles regions with a $330 million per occurrence limit, and a $330 million annual aggregate limit, $30 million of which is provided by IXP, as a direct insurer. This insurance is subject to a deductible in the amount of 5% of the value of the affected property. In addition, the Company currently carries earthquake insurance which covers its Seattle region with a $110 million per occurrence limit, and a $110 million annual aggregate limit. This insurance is subject to a deductible in the amount of 2% of the value of the affected property. The amount of the Company's earthquake insurance coverage may not be sufficient to cover losses from earthquakes. In addition, the amount of earthquake coverage could impact the Company's ability to finance properties subject to earthquake risk. The Company may discontinue earthquake insurance or change the structure of its earthquake insurance program on some or all of its properties in the future if the premiums exceed the Company's estimation of the value of the coverage.

IXP, a captive insurance company which is a wholly-owned subsidiary of the Company, acts as a direct insurer with respect to a portion of the Company's earthquake insurance coverage for its Greater San Francisco and Los Angeles properties and the Company's NBCR Coverage. Insofar as the Company owns IXP, it is responsible for its liquidity and capital resources, and the accounts of IXP are part of the Company's consolidated financial statements. In particular, if a loss occurs which is covered by the Company's NBCR Coverage but is less than the applicable program trigger under TRIA, IXP would be responsible for the full amount of the loss without any backstop by the Federal Government. IXP would also be responsible for any recoupment charges by the Federal Government in the event losses are paid out and its insurance policy is maintained after the payout by the Federal Government. If the Company experiences a loss and IXP is required to pay under its insurance policy, the Company would ultimately record the loss to the extent of the required payment. Therefore, insurance coverage provided by IXP should not be considered as the equivalent of third-party insurance, but rather as a modified form of self-insurance. In addition, BPLP has issued a guarantee to cover liabilities of IXP in the amount of $20.0 million.

The Company continues to monitor the state of the insurance market in general, and the scope and costs of coverage for acts of terrorism, earthquakes, pandemics and cybersecurity incidents, in particular, but the Company cannot anticipate what coverage will be available on commercially reasonable terms in future policy years. There are other types of losses, such as from wars, for which the Company cannot obtain insurance at all or at a reasonable cost. With respect to such losses and losses from acts of terrorism, earthquakes, pandemics or other catastrophic events, if the Company experiences a loss that is uninsured or that exceeds policy limits, the Company could lose the capital invested in the damaged properties, as well as the anticipated future revenues from those properties. Depending on the specific circumstances of each affected property, it is possible that the Company could be liable for mortgage indebtedness or other obligations related to the property. Any such loss could materially and adversely affect the Company's business, financial condition and results of operations.

*State and Local Tax Matters*

Because BXP is organized and qualifies as a REIT, it is generally not subject to federal income taxes, but is subject to certain state and local taxes. In the normal course of business, certain entities through which the Company owns real estate either have undergone, or are currently undergoing, tax audits. Although the Company believes that it has substantial arguments in favor of its positions in the ongoing audits, in some instances there is no controlling precedent or interpretive guidance on the specific point at issue. Collectively, tax deficiency notices received to date from the jurisdictions conducting the ongoing audits have not been material. However, there can be no assurance that future audits will not occur with increased frequency or that the ultimate result of such audits will not have a material adverse effect on the Company's results of operations.

*Environmental Matters*

It is the Company's policy to retain independent environmental consultants to conduct or update Phase I environmental assessments (which generally do not involve invasive techniques such as soil or ground water sampling) and asbestos surveys in connection with the Company's acquisition of properties. These pre-purchase environmental assessments have not revealed environmental conditions that the Company believes will have a material adverse effect on its business, assets, financial condition, results of operations or liquidity, and the Company is not otherwise aware of environmental conditions with respect to its properties that the Company believes would have such a material adverse effect. However, from time to time environmental conditions at the Company's properties have required and may in the future require environmental testing and/or regulatory filings, as well as remedial action.

In February 1999, the Company (through a joint venture) acquired from Exxon Corporation a property in Massachusetts that was formerly used as a petroleum bulk storage and distribution facility and was known by the state regulatory authority to contain soil and groundwater contamination. The Company developed an office park on the property. The Company engaged a specially licensed environmental consultant to oversee the management of contaminated soil and groundwater that was disturbed in the course of construction. Under the property acquisition agreement, Exxon agreed to (1) bear the liability arising from releases or discharges of oil and hazardous substances which occurred at the site prior to the Company's ownership, (2) continue monitoring and/or remediating such releases and discharges as necessary and appropriate to comply with applicable requirements, and (3) indemnify the Company for certain losses arising from preexisting site conditions. Any indemnity claim may be subject to various defenses and contractual limitations, including time limits and limits on the specific use of the property, and there can be no assurance that the amounts paid under the indemnity, if any, would be sufficient to cover the liabilities arising from any such releases and discharges.

Environmental investigations at some of the Company's properties and certain properties owned by affiliates of the Company have identified groundwater contamination migrating from off-site source properties. In each case the Company engaged a licensed environmental consultant to perform the necessary investigations and assessments and to prepare any required submittals to the regulatory authorities. In each case the environmental consultant concluded that the properties qualify under the regulatory program or the regulatory practice for a status which eliminates certain deadlines for conducting response actions at a site. The Company also believes that these properties qualify for liability relief under certain statutory provisions or regulatory practices regarding upgradient releases. Although the Company believes that the current or former owners of the upgradient source properties may bear responsibility for some or all of the costs of addressing the identified groundwater contamination, the Company will take such further response actions (if any) that it deems necessary or advisable. Other than periodic testing at some of these properties, no such additional response actions are anticipated at this time.

Some of the Company's properties and certain properties owned by the Company's affiliates are located in urban, industrial and other previously developed areas where fill or current or historical uses of the areas have caused site contamination. Accordingly, it is sometimes necessary to institute special soil and/or groundwater handling procedures and/or include particular building design features in connection with development, construction and other property operations in order to achieve regulatory closure and/or ensure that contaminated materials are addressed in an appropriate manner. In these situations, it is the Company's practice to investigate the nature and extent of detected contamination, including potential issues associated with vapor intrusion concerns and/or potential contaminant migration to or from the subject property in ground water, assess potential liability risks and estimate the costs of required response actions and special handling procedures. The Company then uses this information as part of its decision-making process with respect to the acquisition, deal structure and/or development of the property.  For example, the Company owns a parcel in Massachusetts which was formerly used as a quarry/ asphalt batching facility.  Pre-purchase testing indicated that the site contained relatively low levels of certain contaminants.  The Company has developed an office park on this property.  Prior to and during redevelopment activities, the Company engaged a specially licensed environmental consultant to monitor environmental conditions at the site and prepare necessary regulatory submittals based on the results of an environmental risk characterization.  A submittal has been made to the regulatory authorities in order to achieve regulatory closure at this site.  The submittal included an environmental deed restriction that mandates compliance with certain protective measures in a portion of the site where low levels of residual soil contamination have been left in place in accordance with applicable laws.

The Company expects that resolution of the environmental matters relating to the above will not have a material impact on its business, assets, financial condition, results of operations or liquidity.  However, the Company cannot assure you that it has identified all environmental liabilities at its properties, that all necessary remediation actions have been or will be undertaken at the Company's properties or that the Company will be indemnified, in full or at all or that the Company will have insurance coverage, in the event that such environmental liabilities arise.

## 10. Noncontrolling Interests

Noncontrolling interests relate to the interests in BPLP not owned by BXP and interests in consolidated property partnerships not wholly-owned by the Company.  As of December 31, 2025, the noncontrolling interests in BPLP consisted of the following:

| OP Units | LTIP Units (1) | 2023 MYLTIP Units | 2024 MYLTIP Units | 2025 MYLTIP Units | 2025 OPP Units (2) |
|---|---|---|---|---|---|
| 15,590,009 | 2,662,140 | 322,053 | 330,479 | 354,940 | 711,864 |

_____

(1) Includes 638,681 LTIP Units earned by employees under the Company's multi-year long-term incentive awards granted between 2012 and 2022 (i.e., 2012 OPP and 2013 - 2022 MYLTIP awards).

(2) See Note 15.

*Noncontrolling Interest—Common Units*

During the years ended December 31, 2025 and 2024, 291,040 and 1,147,013 OP Units, respectively, were presented by the holders for redemption (including an aggregate of 87,398 and 122,241 OP Units, respectively, issued upon conversion of LTIP Units, 2012 OPP Units and MYLTIP Units) and were redeemed by BXP in exchange for an equal number of shares of Common Stock.

At December 31, 2025, BPLP had outstanding the 2023 - 2025 MYLTIP Units and the 2025 OPP Units.  Prior to the end of the respective performance period for each plan, holders of LTIP Units issued pursuant to these awards are entitled to receive per unit distributions equal to one-tenth (10%) of the regular quarterly distributions payable on an LTIP Unit, but will not be entitled to receive any special distributions.  After the performance period for each plan has ended, (1) the number of LTIP Units, both vested and unvested, that the MYLTIP or 2025 OPP Unit recipients, as applicable, have earned, if any, based on the establishment of a performance pool, will be entitled to receive distributions in an amount per unit equal to distributions, both regular and special, payable on an LTIP Unit and (2) the Company will make a "catch-up" payment on the LTIP Units that are ultimately earned, if any, in an amount equal to the regular and special dividends, if any, declared during the respective performance period on a number of shares of Common Stock equal to the number of 2023 - 2025 MYLTIP Units or 2025 OPP Units that are earned, less the distributions actually paid during the performance period of each respective award, which (a) for the earned 2023 - 2025 MYLTIP Units will be payable in the form of cash and (b) for the earned 2025 OPP Units will be in the form of additional earned 2025 OPP Units, provided that if the total number of earned 2025 OPP Units would exceed the total number of 2025 OPP Units granted, then such excess shall be paid in cash.

The following table shows the results for the MYLTIP awards at the end of their respective three-year measurement period (Aggregate value is shown in millions):

| | Measurement Date | Final Payout as a % of Target | Aggregate Value | Forfeited Units |
|---|---|---|---|---|
| 2022 MYLTIP Awards | January 31, 2025 | 59 % | $ 5.4 | 177,919 |
| 2021 MYLTIP Awards | February 1, 2024 | 112 % | $ 12.6 | 155,625 |
| 2020 MYLTIP Awards | February 3, 2023 | 50 % | $ 3.8 | 152,460 |

The following table presents BPLP's distributions on the OP Units, LTIP Units, MYLTIP Units and 2025 OPP Units paid or declared during the years ended December 31, 2025 and 2024 and 2023:

| Record Date | Payment Date | Distributions per OP Unit and LTIP Unit | Distributions per MYLTIP Unit and 2025 OPP Units |
|---|---|---|---|
| December 31, 2025 | January 29, 2026 | $0.70 | $0.070 |
| September 30, 2025 | October 31, 2025 | $0.70 | $0.070 |
| June 30, 2025 | July 31, 2025 | $0.98 | $0.098 |
| March 31, 2025 | April 30, 2025 | $0.98 | $0.098 |
| December 31, 2024 | January 30, 2025 | $0.98 | $0.098 |
| September 30, 2024 | October 31, 2024 | $0.98 | $0.098 |
| June 28, 2024 | July 31, 2024 | $0.98 | $0.098 |
| March 28, 2024 | April 30, 2024 | $0.98 | $0.098 |
| December 29, 2023 | January 30, 2024 | $0.98 | $0.098 |
| September 29, 2023 | October 31, 2023 | $0.98 | $0.098 |
| June 30, 2023 | July 31, 2023 | $0.98 | $0.098 |
| March 31, 2023 | April 28, 2023 | $0.98 | $0.098 |
| December 30, 2022 | January 30, 2023 | $0.98 | $0.098 |

A holder of an OP Unit may present the OP Unit to BPLP for redemption at any time (subject to covenants agreed upon at the time of issuance of OP Units to particular holders that may restrict such redemption right for a period of time, generally one year from issuance).  Upon presentation of an OP Unit for redemption, BPLP must redeem the OP Unit for cash equal to the then value of a share of Common Stock of BXP.  BXP may, in its sole discretion, elect to assume and satisfy the redemption obligation by paying either cash or issuing one share of Common Stock.  Based on the last reported price of a share of Common Stock on the New York Stock Exchange of $67.48 per share on December 31, 2025, the value of the OP Units (other than OP Units owned by BXP), and LTIP Units (including the 2012 OPP Units and 2013 - 2022 MYLTIP Units), assuming in each case that all conditions had been met for the conversion thereof, had all of such units been redeemed at December 31, 2025 was approximately $1.3 billion.

*Noncontrolling Interests—Property Partnerships*

The noncontrolling interests in property partnerships consist of the outside equity interests in ventures that are consolidated with the financial results of the Company because the Company exercises control over the entities that own the properties.  The equity interests in these ventures that are not owned by the Company, totaling approximately $2.0 billion and $1.9 billion at December 31, 2025 and December 31, 2024, respectively, are included in Noncontrolling Interests—Property Partnerships on the accompanying Consolidated Balance Sheets.

On August 27, 2025, the Company acquired its partner's 45% ownership interest in the consolidated entity that is developing the 343 Madison Avenue project located in New York City, New York for approximately $43.5 million of cash.  The acquisition price is equal to the partner's aggregate unreturned capital contributions to the joint venture and as a result there was no gain on sale recognized in stockholders' equity for BXP or partners' capital for BPLP other than transaction costs.  Prior to the acquisition, the Company had a 55% ownership interest in the joint venture (See Note 3).

## 11. Stockholders' Equity / Partners' Capital

As of December 31, 2025, BXP had 158,548,298 shares of Common Stock outstanding.

As of December 31, 2025, BXP owned 1,768,004 general partnership units and 156,780,294 limited partnership units in BPLP.

On May 17, 2023, BXP renewed its "at the market" ("ATM") stock offering program through which it may sell from time to time up to an aggregate of $600.0 million of its Common Stock through sales agents over a three-year period.  Under the ATM stock offering program, BXP may also engage in forward sale transactions with affiliates of certain sales agents for the sale of its Common Stock on a forward basis.  This program replaced BXP's prior $600.0 million ATM stock offering program that was scheduled to expire on May 22, 2023.  BXP intends to use the net proceeds from any offering for general business purposes, which may include investment opportunities and debt reduction.  No shares of Common Stock have been issued under this ATM stock offering program.

During the years ended December 31, 2025 and December 31, 2024, BXP issued 291,040 and 1,147,013 shares of Common Stock, respectively, in connection with the redemption of an equal number of redeemable OP Units from limited partners.

The following table presents BXP's dividends per share and BPLP's distributions per OP Unit and LTIP Unit paid or declared during the years ended December 31, 2025, 2024 and 2023:

| Record Date | Payment Date | Dividend (Per Share) | Distribution (Per Unit) |
|---|---|---|---|
| December 31, 2025 | January 29, 2026 | $0.70 | $0.70 |
| September 30, 2025 | October 31, 2025 | $0.70 | $0.70 |
| June 30, 2025 | July 31, 2025 | $0.98 | $0.98 |
| March 31, 2025 | April 30, 2025 | $0.98 | $0.98 |
| December 31, 2024 | January 30, 2025 | $0.98 | $0.98 |
| September 30, 2024 | October 31, 2024 | $0.98 | $0.98 |
| June 28, 2024 | July 31, 2024 | $0.98 | $0.98 |
| March 28, 2024 | April 30, 2024 | $0.98 | $0.98 |
| December 29, 2023 | January 30, 2024 | $0.98 | $0.98 |
| September 29, 2023 | October 31, 2023 | $0.98 | $0.98 |
| June 30, 2023 | July 31, 2023 | $0.98 | $0.98 |
| March 31, 2023 | April 28, 2023 | $0.98 | $0.98 |
| December 30, 2022 | January 30, 2023 | $0.98 | $0.98 |

## 12. Segment Information

Operating segments are defined as components of an enterprise that engage in business activities from which they may earn revenues and incur expenses and about which discrete financial information is available that is evaluated regularly by the Chief Operating Decision Makers ("CODMs").  The CODMs decide how resources should be allocated and assesses performance on a recurring basis, at least quarterly.  The Company's CODMs are its Chief Executive Officer and President.  The CODMs review operating performance and financial reports by geographic area and property type.  In addition, given the size of the Company's joint venture portfolio, the CODMs utilize the Company's share of net operating income ("NOI"), which includes the Company's share of NOI from consolidated and unconsolidated joint ventures, as its profit or loss measure in assessing each segment's performance and deciding how to allocate resources.

The Company's share of NOI is used by the CODMs to evaluate the profitability and performance of each geographic area on a consistent and comparable basis, supporting decisions on capital resource allocation, including in connection with development, redevelopment, acquisition and disposition activities in each segment. Additionally, the Company believes its share of NOI is useful as a profit or loss measure and believes it provides useful information regarding its results of operations and financial condition because, when compared across periods, it reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unleveraged basis, providing perspective not immediately apparent from net income attributable to BXP, Inc. and net income attributable to Boston Properties Limited Partnership.

Asset information by segment is not reported because the Company and the CODMs are not provided with the segment asset information and therefore do not use this measure to assess performance or allocate resources. Asset values for the Company's properties are reported in the Consolidated Balance Sheets at historical cost, which may not reflect current market values. Therefore, depreciation and amortization expense is not allocated among segments. The following are not included in the Company's share of NOI as they are not necessarily linked to the operating performance of a real estate asset and are often incurred at the corporate level as opposed to the property level: development and management services revenue, direct reimbursements of payroll and related costs from management services contracts, gains on sales of real estate, interest and other income (loss), gains from investments in securities, unrealized gain (loss) on non-real estate investments, corporate general and administrative expense, payroll and related costs from management services contracts, transaction costs, depreciation and amortization expense, loss from unconsolidated joint ventures, loss on sales-type lease, losses from interest rate contracts, impairment losses, loss from early extinguishment of debt, interest expense and net income attributable to noncontrolling interests. The Company's share of NOI presented may not be comparable to what is reported by other REITs or real estate companies that define NOI differently.

The Company's segments by geographic area are Boston, Los Angeles, New York, San Francisco, Seattle and Washington, DC. The Company also presents information for each segment by property type, including Office (which includes office, life sciences and retail), Residential and Hotel. The Company shows the different property types as the revenue from each type is derived from non-comparable lease structures.

The following tables present reconciliations of Company's share of NOI to Net Income Attributable to BXP, Inc. and Net Income Attributable to Boston Properties Limited Partnership for the years ended December 31, 2025, 2024 and 2023.

***BXP***

| | Year ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| | (in thousands) | | |
| Company's share of NOI | $1,976,785 | $1,984,056 | $ 1,965,106 |
| Add: | | | |
| Development and management services revenue | 36,579 | 28,060 | 40,850 |
| Direct reimbursements of payroll and related costs from management services contracts | 16,383 | 16,488 | 17,771 |
| Gains on sales of real estate | 176,732 | 602 | 517 |
| Interest and other income (loss) | 35,784 | 60,199 | 69,964 |
| Gains from investments in securities | 5,481 | 4,416 | 5,556 |
| Unrealized gain (loss) on non-real estate investments | (346) | 546 | 239 |
| Net operating income attributable to noncontrolling interests in property partnerships | 204,433 | 186,707 | 194,365 |
| Less: | | | |
| General and administrative expense | 168,789 | 159,983 | 170,158 |
| Payroll and related costs from management services contracts | 16,383 | 16,488 | 17,771 |
| Transaction costs | 2,678 | 1,597 | 4,313 |
| Depreciation and amortization expense | 912,088 | 887,191 | 830,813 |
| Loss from unconsolidated joint ventures | 103,560 | 343,177 | 239,543 |
| Loss on sales-type lease | 2,490 | — | — |
| Net operating income from unconsolidated joint ventures | 122,569 | 129,718 | 160,695 |
| Losses from interest rate contracts | — | — | 79 |
| Impairment losses | 85,803 | 13,615 | — |
| Loss from early extinguishment of debt | 338 | — | — |
| Interest expense | 653,138 | 645,117 | 579,572 |
| Net income | 383,995 | 84,188 | 291,424 |
| Less: | | | |
| Noncontrolling interests in property partnerships | 75,181 | 67,516 | 78,661 |
| Noncontrolling interest—common units of the Operating Partnership | 32,014 | 2,400 | 22,548 |
| Net income attributable to BXP, Inc. | $ 276,800 | $ 14,272 | $ 190,215 |

| | Year ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| | (in thousands) | | |
| Company's share of NOI | $1,976,785 | $1,984,056 | $ 1,965,106 |
| Add: | | | |
| Development and management services revenue | 36,579 | 28,060 | 40,850 |
| Direct reimbursements of payroll and related costs from management services contracts | 16,383 | 16,488 | 17,771 |
| Gains on sales of real estate | 179,322 | 602 | 517 |
| Interest and other income (loss) | 35,784 | 60,199 | 69,964 |
| Gains from investments in securities | 5,481 | 4,416 | 5,556 |
| Unrealized gain (loss) on non-real estate investments | (346) | 546 | 239 |
| Net operating income attributable to noncontrolling interests in property partnerships | 204,433 | 186,707 | 194,365 |
| Less: | | | |
| General and administrative expense | 168,789 | 159,983 | 170,158 |
| Payroll and related costs from management services contracts | 16,383 | 16,488 | 17,771 |
| Transaction costs | 2,678 | 1,597 | 4,313 |
| Depreciation and amortization expense | 905,301 | 880,383 | 823,805 |
| Loss from unconsolidated joint ventures | 103,560 | 343,177 | 239,543 |
| Loss on sales-type lease | 2,490 | — | — |
| Net operating income from unconsolidated joint ventures | 122,569 | 129,718 | 160,695 |
| Losses from interest rate contracts | — | — | 79 |
| Impairment losses | 82,890 | 13,615 | — |
| Loss from early extinguishment of debt | 338 | — | — |
| Interest expense | 653,138 | 645,117 | 579,572 |
| Net income | 396,285 | 90,996 | 298,432 |
| Less: | | | |
| Noncontrolling interests in property partnerships | 75,181 | 67,516 | 78,661 |
| Net income attributable to Boston Properties Limited Partnership | $ 321,104 | $ 23,480 | $ 219,771 |

The following table presents a reconciliation of Revenue from the Consolidated Financial Statements to Rental Revenue for the years ended December 31, 2025, 2024 and 2023.

| | Year ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| | (in thousands) | | |
| Revenue | $3,482,279 | $3,407,719 | $3,273,569 |
| Less: | | | |
| Development and management services | 36,579 | 28,060 | 40,850 |
| Direct reimbursements of payroll and related costs from management services contracts | 16,383 | 16,488 | 17,771 |
| Total rental revenue | $3,429,317 | $3,363,171 | $3,214,948 |

The following tables present the Company's share of NOI for each geographic segment by property type, including Office (which includes office, life sciences and retail), Residential and Hotel for the years ended December 31, 2025, 2024 and 2023 (dollars in thousands).

For the year ended December 31, 2025:

| | Boston | Los Angeles | New York | San Francisco | Seattle | Washington, DC | Total |
|---|---|---|---|---|---|---|---|
| Rental Revenue: | | | | | | | |
| Office | $1,218,009 | $ 70,519 | $1,054,594 | $ 509,920 | $49,269 | $ 426,467 | $3,328,778 |
| Residential | 17,909 | — | — | 14,017 | — | 18,617 | 50,543 |
| Hotel | 49,996 | — | — | — | — | — | 49,996 |
| Total | 1,285,914 | 70,519 | 1,054,594 | 523,937 | 49,269 | 445,084 | 3,429,317 |
| % of Grand Totals | 37.49 % | 2.06 % | 30.75 % | 15.28 % | 1.44 % | 12.98 % | 100.00 % |
| Rental Expenses: | | | | | | | |
| Office | 455,880 | 22,108 | 453,192 | 203,565 | 12,491 | 161,645 | 1,308,881 |
| Residential | 8,910 | — | — | 9,060 | — | 8,218 | 26,188 |
| Hotel | 35,599 | — | — | — | — | — | 35,599 |
| Total | 500,389 | 22,108 | 453,192 | 212,625 | 12,491 | 169,863 | 1,370,668 |
| % of Grand Totals | 36.52 % | 1.61 % | 33.06 % | 15.51 % | 0.91 % | 12.39 % | 100.00 % |
| Net operating income | $785,525 | $ 48,411 | $601,402 | $ 311,312 | $36,778 | $ 275,221 | $2,058,649 |
| % of Grand Totals | 38.16 % | 2.35 % | 29.21 % | 15.12 % | 1.79 % | 13.37 % | 100.00 % |
| Less: Net operating income attributable to noncontrolling interests in property partnerships | (64,069) | — | (140,364) | — | — | — | (204,433) |
| Add: Company's share of net operating income from unconsolidated joint ventures | 35,274 | 28,381 | 6,853 | 16,537 | 9,023 | 26,501 | 122,569 |
| Company's share of net operating income | $756,730 | $ 76,792 | $467,891 | $ 327,849 | $45,801 | $ 301,722 | $1,976,785 |
| % of Grand Totals | 38.29 % | 3.88 % | 23.67 % | 16.58 % | 2.32 % | 15.26 % | 100.00 % |

For the year ended December 31, 2024:

| | Boston | Los Angeles | New York | San Francisco | Seattle | Washington, DC | Total |
|---|---|---|---|---|---|---|---|
| **Rental Revenue:** | | | | | | | |
| Office | $1,159,460 | $ 75,353 | $1,042,460 | $ 522,463 | $44,080 | $ 418,623 | $3,262,439 |
| Residential | 17,198 | — | — | 13,668 | — | 18,642 | 49,508 |
| Hotel | 51,224 | — | — | — | — | — | 51,224 |
| Total | 1,227,882 | 75,353 | 1,042,460 | 536,131 | 44,080 | 437,265 | 3,363,171 |
| % of Grand Totals | 36.51 % | 2.24 % | 31.00 % | 15.94 % | 1.31 % | 13.00 % | 100.00 % |
| **Rental Expenses:** | | | | | | | |
| Office | 427,446 | 27,537 | 437,600 | 199,324 | 13,170 | 158,289 | 1,263,366 |
| Residential | 6,495 | — | — | 8,940 | — | 8,037 | 23,472 |
| Hotel | 35,288 | — | — | — | — | — | 35,288 |
| Total | 469,229 | 27,537 | 437,600 | 208,264 | 13,170 | 166,326 | 1,322,126 |
| % of Grand Totals | 35.49 % | 2.08 % | 33.10 % | 15.75 % | 1.00 % | 12.58 % | 100.00 % |
| Net operating income | $758,653 | $ 47,816 | $604,860 | $ 327,867 | $30,910 | $ 270,939 | $2,041,045 |
| % of Grand Totals | 37.18 % | 2.35 % | 29.63 % | 16.06 % | 1.51 % | 13.27 % | 100.00 % |
| Less: Net operating income attributable to noncontrolling interests in property partnerships | (46,487) | — | (140,220) | — | — | — | (186,707) |
| Add: Company's share of net operating income from unconsolidated joint ventures | 35,298 | 27,367 | 15,612 | 18,312 | 7,788 | 25,341 | 129,718 |
| Company's share of net operating income | $747,464 | $ 75,183 | $480,252 | $ 346,179 | $38,698 | $ 296,280 | $1,984,056 |
| % of Grand Totals | 37.67 % | 3.79 % | 24.21 % | 17.45 % | 1.95 % | 14.93 % | 100.00 % |

For the year ended December 31, 2023:

| | Boston | Los Angeles | New York | San Francisco | Seattle | Washington, DC | Total |
|---|---|---|---|---|---|---|---|
| **Rental Revenue:** | | | | | | | |
| Office | $1,093,840 | $ 3,890 | $1,053,615 | $ 539,904 | $63,830 | $ 364,920 | $3,119,999 |
| Residential | 16,452 | — | — | 14,102 | — | 17,038 | 47,592 |
| Hotel | 47,357 | — | — | — | — | — | 47,357 |
| Total | 1,157,649 | 3,890 | 1,053,615 | 554,006 | 63,830 | 381,958 | 3,214,948 |
| % of Grand Totals | 36.01 % | 0.12 % | 32.77 % | 17.23 % | 1.99 % | 11.88 % | 100.00 % |
| **Rental Expenses:** | | | | | | | |
| Office | 393,339 | 1,431 | 415,831 | 194,205 | 12,387 | 143,504 | 1,160,697 |
| Residential | 6,378 | — | — | 9,255 | — | 7,617 | 23,250 |
| Hotel | 32,225 | — | — | — | — | — | 32,225 |
| Total | 431,942 | 1,431 | 415,831 | 203,460 | 12,387 | 151,121 | 1,216,172 |
| % of Grand Totals | 35.51 % | 0.12 % | 34.19 % | 16.73 % | 1.02 % | 12.43 % | 100.00 % |
| Net operating income | $ 725,707 | $ 2,459 | $637,784 | $ 350,546 | $51,443 | $ 230,837 | $1,998,776 |
| % of Grand Totals | 36.31 % | 0.12 % | 31.91 % | 17.54 % | 2.57 % | 11.55 % | 100.00 % |
| Less: Net operating income attributable to noncontrolling interests in property partnerships | (45,730) | — | (148,635) | — | — | — | (194,365) |
| Add: Company's share of net operating income from unconsolidated joint ventures | 34,376 | 48,818 | 14,314 | 16,203 | 7,494 | 39,490 | 160,695 |
| Company's share of net operating income | $ 714,353 | $51,277 | $503,463 | $ 366,749 | $58,937 | $ 270,327 | $1,965,106 |
| % of Grand Totals | 36.35 % | 2.61 % | 25.62 % | 18.66 % | 3.00 % | 13.76 % | 100.00 % |

## 13. Earnings Per Share / Common Unit

The following table provides a reconciliation of both the net income attributable to BXP, Inc. and net income attributable to Boston Properties Limited Partnership and the number of common shares / units used in the computation of basic EPS, which is calculated by dividing net income attributable to BXP, Inc. or net income attributable to Boston Properties Limited Partnership by the weighted-average number of common shares / units outstanding during the period.

Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are also participating securities. As such, unvested restricted common stock of BXP and BPLP's LTIP Units, 2012 OPP Units and MYLTIP Units are considered participating securities. Participating securities are included in the computation of basic EPS using the two-class method. Participating securities are included in the computation of diluted EPS using the if-converted method if the impact is dilutive. Because the 2012 OPP Units and 2013 - 2022 MYLTIP Units required, and the 2023 - 2025 MYLTIP Units and 2025 OPP Units require, the Company to outperform certain performance thresholds, unless such thresholds have been met by the end of the applicable reporting period, the Company excludes such units from the diluted EPS calculation. Other potentially dilutive common shares, including restricted stock and other securities of BPLP that are exchangeable for BXP's Common Stock (See Note 2), and the related impact on earnings, are considered when calculating diluted EPS.

The following tables calculate BXP and BPLP's earnings per share / unit for the years ended December 31, 2025, 2024 and 2023.

*BXP*

| | Year ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| **Computation of Basic and Diluted Earnings Per Share:** | **(amounts presented in thousands, except per share data)** | | |
| Net income attributable to BXP, Inc. | $ 276,800 | $ 14,272 | $ 190,215 |
| Allocation of undistributed earnings to participating securities | — | — | — |
| Net income attributable to BXP, Inc.- basic | 276,800 | 14,272 | 190,215 |
| Effect of Dilutive Securities: | | | |
| Stock Based Compensation | — | — | — |
| Net income attributable to BXP, Inc. - diluted | $ 276,800 | $ 14,272 | $ 190,215 |
| | | | |
| Weighted average common shares outstanding | 158,330 | 157,468 | 156,863 |
| Allocation of undistributed earnings to participating securities | — | — | — |
| Weighted average common shares outstanding - basic | 158,330 | 157,468 | 156,863 |
| Effect of Dilutive Securities: | | | |
| Stock Based Compensation (1) | 539 | 325 | 338 |
| Weighted average common shares outstanding - diluted | 158,869 | 157,793 | 157,201 |
| Net income attributable to BXP, Inc. - basic earnings per share | $ 1.75 | $ 0.09 | $ 1.21 |
| Net income attributable to BXP, Inc. - diluted earnings per share | $ 1.74 | $ 0.09 | $ 1.21 |

_____

(1) During the years ended December 31, 2025, 2024 and 2023, there were approximately 653,343, 184,203 and 709,175 unvested performance-based Restricted Stock and LTIP Units, respectively, that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the period.

**BPLP**

| Computation of Basic and Diluted Earnings Per Unit: | Year ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2025 | | 2024 | | 2023 | |
| | (amounts presented in thousands, except per unit data) | | | | | |
| Net income attributable to Boston Properties Limited Partnership | $ | 321,104 | $ | 23,480 | $ | 219,771 |
| Allocation of undistributed earnings to participating securities | | — | | — | | — |
| Net income attributable to Boston Properties Limited Partnership - basic | | 321,104 | | 23,480 | | 219,771 |
| Effect of Dilutive Securities: | | | | | | |
| Stock Based Compensation | | — | | — | | — |
| Net income attributable to Boston Properties Limited Partnership - diluted | $ | 321,104 | $ | 23,480 | $ | 219,771 |
| | | | | | | |
| Weighted average common units outstanding | | 175,858 | | 175,390 | | 174,796 |
| Allocation of undistributed earnings to participating securities | | — | | — | | — |
| Weighted average common units outstanding - basic | | 175,858 | | 175,390 | | 174,796 |
| Effect of Dilutive Securities: | | | | | | |
| Stock Based Compensation (1) | | 539 | | 325 | | 338 |
| Weighted average common units outstanding - diluted | | 176,397 | | 175,715 | | 175,134 |
| Net income attributable to Boston Properties Limited Partnership basic earnings per unit | $ | 1.83 | $ | 0.13 | $ | 1.26 |
| Net income attributable to Boston Properties Limited Partnership diluted earnings per unit | $ | 1.82 | $ | 0.13 | $ | 1.25 |
| Redeemable common units included in weighted average common units | | 17,528 | | 17,922 | | 17,933 |

_____

(1) During the years ended December 31, 2025, 2024 and 2023, there were approximately 653,343, 184,203 and 709,175 unvested performance-based Restricted Stock and LTIP Units, respectively, that were not included in the computation of diluted earnings per unit because to do so would have been antidilutive for the period.

## 14. Employee Benefit Plans

Effective January 1, 1985, the predecessor of the Company adopted a 401(k) Savings Plan (the "Plan") for its employees. Upon formation, the Company adopted the Plan and the terms of the Plan.

Under the Plan, as amended, the Company's matching contribution equals 200% of the first 3% of participant's eligible earnings contributed (utilizing earnings that are not in excess of an amount established by the IRS ($350,000, $345,000 and $330,000 in 2025, 2024 and 2023, respectively), indexed for inflation) with no vesting requirement. The Company's aggregate matching contribution for the years ended December 31, 2025, 2024 and 2023 was approximately $5.9 million, $5.9 million and $5.4 million, respectively.

The Company also maintains a deferred compensation plan that is designed to allow officers of BXP to defer a portion of the officer's current income on a pre-tax basis and receive a tax-deferred return on these amounts deferred based on the performance of specific investments selected by the officer. The Company's obligation under the plan is that of an unsecured promise to pay the deferred compensation to the plan participants in the future. At December 31, 2025 and 2024, the Company had maintained approximately $43.6 million and $38.7 million, respectively, in a separate account, which is not restricted as to its use. The Company's liability under the plan is equal to the total amount of compensation deferred by the plan participants and earnings on the deferred compensation pursuant to investments elected by the plan participants. The Company's liability as of December 31, 2025 and 2024 was approximately $43.6 million and $38.7 million, respectively, which are included in the accompanying Consolidated Balance Sheets.

**15. Stock Option and Incentive Plan**

*Boston Properties, Inc. 2021 Stock Incentive Plan*

At the Company's 2021 annual meeting of stockholders held on May 20, 2021, its stockholders approved the Boston Properties, Inc. 2021 Stock Incentive Plan (the "2021 Plan").  The 2021 Plan replaced the Boston Properties, Inc. 2012 Stock Option and Incentive Plan (the "2012 Plan") and no further awards will be issued under the 2012 Plan.  The material features of the 2021 Plan include, among other things: (i) the maximum number of shares of common stock reserved and available for issuance under the 2021 Plan is 5,400,000 shares less one share for every one share that was granted between March 4, 2021 and May 19, 2021 under the 2012 Plan, (ii) shares of common stock underlying awards granted under the 2021 Plan or the 2012 Plan that are forfeited, canceled or otherwise terminated (other than by exercise) will be added back to the shares of common stock available for issuance under the 2021 Plan and, with respect to "full-value" awards under the 2021 Plan or the 2012 Plan, shares tendered or held back for taxes and shares previously reserved for issuance pursuant to such an award to the extent that such shares are not issued and are no longer issuable pursuant to such an award (e.g., in the event that a full-value award that may be settled in cash or by issuance of shares of common stock is settled in cash) will be added back to the shares available for issuance under the 2021 Plan, (iii) the award of stock options (both incentive and non-qualified options), stock appreciation rights, restricted stock units, restricted stock, unrestricted stock, dividend equivalent rights, cash-based awards and other equity-based awards (including LTIP Units) is permitted, (iv) stock options may not be repriced and "underwater" stock options may not be exchanged for another award or cash without stockholder approval; and (v) the term of the 2021 Plan ends ten years from the date of stockholder approval, or May 20, 2031.

*2025 OPP Units*

On December 22, 2025 (the "Grant Date"), BXP's Compensation Committee approved the 2025 OPP Units.  The Company granted performance-based equity awards (the "OPP Awards") to certain members of the Company's senior leadership team.  The OPP Awards were issued pursuant to the 2021 Plan in the form of LTIP Units of BPLP and consist of an opportunity to earn up to an aggregate of 711,864 LTIP Units.  The number of LTIP Units granted reflects the maximum that may be earned for achieving the highest level of performance and satisfying the service-based vesting requirements described below.

Each LTIP Unit granted under the OPP Awards may be converted into one Common Unit only if the service-based and performance-based vesting conditions described below are met.  If such conditions are not met, the OPP Awards will be forfeited in their entirety.  Under ASC 718 "Compensation – Stock Compensation," the 2025 OPP Units have an aggregate value of approximately $31.9 million, which amount will generally be amortized into earnings under the graded vesting attribution method.  The Company recognized $0.3 million of compensation expense related to the 2025 OPP Units for the period from December 22, 2025 through December 31, 2025.

*Performance-Based Vesting Requirements*

The Awards are subject to the performance-based vesting requirements during the period from the Grant Date through the fourth anniversary of the Grant Date (the "Performance Period"), and are linked to the creation of significant shareholder value during the Performance Period based on the Company's "Dividend-Adjusted Stock Price" and "Dividend-Adjusted Stock Price Performance" (each as defined below).

At a Dividend-Adjusted Stock Price Performance equal to or greater than $90.00, an approximately 30% increase from the closing stock price on the Grant Date, the LTIP Units will be earned as follows (subject to the additional service-based vesting requirements described below):

| Performance Tier | Dividend-Adjusted Stock Price Performance | Percentage of Award Earned |
|---|---|---|
| Eight | $118.00 | 100.0% |
| Seven | $114.00 | 87.5% |
| Six | $110.00 | 75.0% |
| Five | $106.00 | 62.5% |
| Four | $102.00 | 50.0% |
| Three | $98.00 | 37.5% |
| Two | $94.00 | 25.0% |
| One | $90.00 | 12.5% |

There will be no linear interpolation if Dividend-Adjusted Stock Price Performance falls between performance tiers.

*Service-Based Vesting Requirements*

One-third of the LTIP Units granted under the OPP Awards will vest on the second anniversary of the Grant Date, with the remaining two-thirds of the LTIP units vesting ratably over the third and fourth years of the Performance Period, subject to continued service and the achievement of the performance-based vesting conditions described above. Prior to the second anniversary of the Grant Date, or in the event of a termination for "cause," OPP Award recipients will not be eligible to earn any LTIP Units. Except in connection with a change in control as described below, the LTIP Units will not be eligible for any acceleration of vesting.

If an Award recipient's service terminates following the second anniversary of the Grant Date and before the end of the Performance Period for any reason other than termination by the Company for "cause," the earned LTIP Units will vest based on the highest level of performance achieved during that OPP Award recipient's service period as follows: in addition to the one-third of the earned LTIP Units that vested as of the first anniversary of the Grant Date, the vesting of the remaining two-thirds of the earned LTIP Units will be prorated based on the number of days elapsed between the second anniversary of the Grant Date and the fourth anniversary of the Grant Date.

Unlike the Company's MYLTIP Awards, the OPP Awards do not provide for accelerated or continued vesting in connection with a qualified retirement.

In connection with a change in control, performance-based vesting will be measured through the date of the change in control as set forth above. With respect to service-based vesting, if the acquiror does not assume or replace the LTIP Units on substantially the same terms, the LTIP Units will vest immediately upon the change in control to the extent earned based on performance. If the acquiror does assume or replace the LTIP Units on substantially the same terms, the LTIP Units will remain outstanding and remain subject to the service-based vesting requirements set forth above; provided that, if, within 24 months of the change in control, the recipient's service to the Company (or its successor) is terminated either (i) by the Company (or its successor) without "cause" or (ii) by the Award recipient for "good reason," then any unvested LTIP Units will become fully vested upon such termination.

*2025 MYLTIP*

On January 22, 2025, BXP's Compensation Committee approved the 2025 Multi-Year Long-Term Incentive Program (the "2025 MYLTIP") awards under the 2021 Plan to certain executive officers of BXP. The 2025 MYLTIP awards consist of three components. Two of the components are each weighted 40% and utilize BXP's TSR and BXP's diluted Funds from Operations ("FFO") per share growth, respectively, over a three-year measurement period as the performance metrics. The third component, weighted 20%, utilizes an average leverage ratio as the performance metric. Earned awards will range from zero to a maximum of 354,940 LTIP Units depending on BXP's performance under the three components, with a target of approximately 177,470 LTIP Units. Under ASC 718 "Compensation – Stock Compensation," the 2025 MYLTIP awards have an aggregate value of approximately $12.7 million.

*MYLTIP Measurement Period Results*

The following table shows the results for the MYLTIP awards at the end of their respective three-year measurement period (Aggregate value is shown in millions):

| | Measurement Date | Final Payout as a % of Target | Aggregate Value | Forfeited Units |
|---|---|---|---|---|
| 2022 MYLTIP Awards | January 31, 2025 | 59 % | $ 5.4 | 177,919 |
| 2021 MYLTIP Awards | February 1, 2024 | 112 % | $ 12.6 | 155,625 |
| 2020 MYLTIP Awards | February 3, 2023 | 50 % | $ 3.8 | 152,460 |

*Issuances (Restricted Stock, LTIP Units and MYLTIP Units)*

The following table shows information for restricted stock that were issued by BXP during the years ended December 31, 2025, 2024 and 2023 (Issued value is shown in millions):

| Restricted Stock | 2025 | 2024 | 2023 |
|---|---|---|---|
| Shares issued | 56,273 | 83,316 | 73,762 |
| Issued value | $ 4.1 | $ 5.3 | $ 5.4 |
| Weighted-average price per share | $ 72.37 | $ 63.28 | $ 72.57 |

The following table shows information for LTIP units that were issued by BPLP during the years ended December 31, 2025, 2024 and 2023 (Issued value is shown in millions):

| LTIP Units | 2025 | 2024 | 2023 |
|---|---|---|---|
| Units Issued | 406,646 | 451,044 | 430,824 |
| Issued value | $ 26.9 | $ 26.8 | $ 29.9 |
| Weighted-average price per unit | $ 66.10 | $ 59.41 | $ 69.29 |
| | | | |
| Monte Carlo assumptions (1): | | | |
| Expected life (in years) | 5.7 | 5.7 | 5.7 |
| Risk free interest rate | 4.45 % | 4.03 % | 3.67 % |
| Expected price volatility | 38.0 % | 36.0 % | 32.0 % |

(1) LTIP Units were valued using a Monte Carlo simulation method model in accordance with the provisions of ASC 718.

The following table shows information for MYLTIP Units that were issued by BPLP during the years ended December 31, 2025, 2024 and 2023:

| MYLTIP Units | 2025 | 2024 | 2023 |
|---|---|---|---|
| Units Issued | 354,940 | 330,479 | 322,053 |

Employees and non-employee directors paid $0.01 per share of restricted common stock and $0.25 per LTIP Unit and MYLTIP Unit. When issued, LTIP Units are not economically equivalent in value to a share of Common Stock, but over time can increase in value to one-for-one parity with Common Stock if there is sufficient appreciation in the value of the Company's assets. The aggregate value of the LTIP Units is included in noncontrolling interests in the Consolidated Balance Sheets of BXP and BPLP. A majority of the grants of restricted common stock and LTIP Units to employees vest in four equal annual installments. Restricted common stock is measured at fair value on the date of grant based on the number of shares granted and the closing price of BXP's Common Stock on the date of grant as quoted on the New York Stock Exchange. Such value is recognized as an expense ratably over the corresponding employee service period. Because the 2012 OPP Units, 2025 OPP Units and 2013 - 2025 MYLTIP Units are subject to both a service condition and a market condition, the Company recognizes the related compensation expense under the graded vesting attribution method. Under the graded vesting attribution method,

each portion of the award that vests at a different date is accounted for as a separate award and recognized over the period appropriate to that portion so that the compensation cost for each portion should be recognized in full by the time that portion vests. The Company recognizes forfeitures as they occur on its awards of stock-based compensation. Dividends paid on both vested and unvested shares of restricted stock are charged directly to Dividends in Excess of Earnings in BXP's Consolidated Balance Sheets and Partners' Capital in BPLP's Consolidated Balance Sheets. Aggregate stock-based compensation expense associated with restricted stock, LTIP Units, OPP Units and MYLTIP Units was approximately $43.5 million, $42.6 million and $50.2 million for the years ended December 31, 2025, 2024 and 2023, respectively. At December 31, 2025, there was (1) an aggregate of approximately $20.7 million of unrecognized compensation expense related to unvested restricted stock and LTIP Units and (2) $32.3 million unrecognized compensation expense related to unvested 2023 - 2025 MYLTIP Units and 2025 OPP Units. The unrecognized compensation expense related to unvested restricted stock and LTIP Units is expected to be recognized over a weighted-average period of approximately 3.3 years.

BXP did not issue or have outstanding any non-qualified stock options under the 2012 Plan or 2021 Plan during the years ended December 31, 2025, 2024 and 2023.

*Employee Stock Purchase Plan*

BXP adopted the 1999 Non-Qualified Employee Stock Purchase Plan (the "Stock Purchase Plan") to encourage the ownership of Common Stock by eligible employees. The Stock Purchase Plan became effective on January 1, 1999 with an aggregate maximum of 250,000 shares of Common Stock available for issuance. The Stock Purchase Plan provides for eligible employees to purchase on the business day immediately following the end of the biannual purchase periods (i.e., January 1-June 30 and July 1-December 31) shares of Common Stock at a purchase price equal to 85% of the average closing prices of the Common Stock during the last ten business days of the purchase period. Information for the Common Stock issues under the Stock Purchase Plan during the years ended December 31, 2025, 2024 and 2023 is as follows:

|  | 2025 | 2024 | 2023 |
|---|---|---|---|
| Shares issued | 13,302 | 17,237 | 18,552 |
| Weighted average price per share | $ 61.67 | $ 56.28 | $ 51.93 |

## 16. Related Party Transactions

Raymond A. Ritchey's brother was employed by a real estate brokerage firm and participated in brokerage activities for which the Company paid the firm approximately $0.5 million for the year ended December 31, 2023. The Company's contract with this real estate brokerage firm ended on February 1, 2023. Mr. Ritchey is a Senior Executive Vice President of BXP.

On June 5, 2023, a joint venture in which the Company owns a 30% interest repaid the construction loan collateralized by its 500 North Capitol Street, NW property and obtained new mortgage loans with related parties. The new mortgage loans have an aggregate principal balance of $105.0 million, bear interest at a weighted average fixed rate of 6.83% per annum and mature on June 5, 2026. The Company funded $10.5 million of the refinancing at a fixed rate equal to 8.03% per annum. The loan has been reflected as a Related Party Note Receivable, Net on the Company's Consolidated Balance Sheets. The Company has recognized interest income of approximately $0.9 million, $0.8 million and $0.6 million for the years ended December 31, 2025, 2024 and 2023, respectively. 500 North Capitol Street, NW is an approximately 231,000 net rentable square foot office property in Washington, DC.

On July 13, 2018, the Company entered into a joint venture with a third party to acquire a development site at 3 Hudson Boulevard that, upon the future acquisition of additional available development rights, can accommodate an office tower with up to 2.0 million net rentable square feet located on the entire square block between 11th Avenue and Hudson Boulevard Park from West 34th Street to West 35th Street in New York City. The Company owns a 25% interest in, and is the managing member of the joint venture. The Company provided $80.0 million of mortgage financing to the joint venture that bore interest at a variable rate equal to Term SOFR plus approximately 3.61% per annum and matured on August 7, 2024. The loan was in maturity default from August 7, 2024 to October 17, 2025. On October 17, 2025, the joint venture refinanced the mortgage loan (See Note 6) which includes a mezzanine loan provided by the Company with a maximum commitment of $50.0 million that bears interest at a variable rate equal to Term SOFR plus 7.25% per annum. As of December 31, 2025, the Company had funded approximately $18.4 million of the mezzanine loan. The previous loan and existing mezzanine loan and interests accrued under these loans are reflected as Related Party Note Receivables, Net and Tenant and Other Receivables, Net, respectively, on the Company's Consolidated Balance Sheets. The Company elected to waive the unpaid accrued default interest of approximately $5.8 million under the previous loan. The Company determined it was not reasonably probable that it would collect the default interest and therefore had been reserving for it within Interest and Other Income (Loss) on its Consolidated Balance Sheets. The Company has recognized total interest income of approximately $6.4 million, $11.6 million and $8.9 million for the years ended December 31, 2025, 2024 and 2023, respectively, related to these loans.

In accordance with the 2021 Plan, and as approved by its Board of Directors, seven non-employee directors made elections to receive deferred stock units in lieu of cash fees for 2025. As a result of these elections, the aggregate cash fees otherwise payable to a non-employee director during a fiscal quarter are converted into a number of deferred stock units equal to the aggregate cash fees divided by the last reported sales price of a share of BXP's Common Stock on the last trading of the applicable fiscal quarter. The deferred stock units are also credited with dividend equivalents as dividends are paid by BXP. The deferred stock units may be settled in shares of BXP's Common Stock upon the cessation of such director's service on the Board of Directors of BXP. The non-employee director compensation program provides, subject to certain conditions, the non-employee directors holding deferred stock units with the ability to elect, following cessation of their service on BXP's Board of Directors, to diversify their investment elections into non-employer securities on a pre-tax basis and receive tax-deferred returns on such deferrals, which will ultimately be settled in cash. The Company's obligation under the plan is that of an unsecured promise to pay the deferred compensation to the non-employee director in the future. At December 31, 2025 and 2024, the Company had maintained approximately $0.8 million and $0.7 million, respectively, in a separate account, which is not restricted as to its use. The Company's liability under the plan is equal to the total amount of compensation deferred by the non-employee director and earnings on the deferred compensation pursuant to investments elected by the non-employee director. The Company's liability as of December 31, 2025 and 2024 was approximately $0.8 million and $0.7 million, respectively, which is included in the accompanying Consolidated Balance Sheets. The terms of the non-employee director compensation program require the classification of these deferred stock units as temporary equity on the Consolidated Balance Sheets of BXP, Inc. and Boston Properties Limited Partnership within Redeemable Deferred Stock Units. At December 31, 2025 and 2024, BXP had outstanding 111,701 and 128,227 deferred stock units, respectively.

## 17. Subsequent Events

On January 2, 2026, the Company completed the sale of its 50% ownership interest in the joint venture that owns Gateway Commons for a gross sales price of approximately $150.0 million. Gateway Commons is an office park that consists of five buildings aggregating approximately 792,700 net rentable square feet located in South San Francisco, California.

On January 14, 2026, the Company completed the sale of North First Business Park located in San Jose, California for a gross sale price of approximately $50.5 million. North First Business Park is an office park that consist of five office buildings aggregating approximately 191,000 net rentable square feet.

On January 16, 2026, the Company fully placed in-service Reston Next Retail, located in Reston, Virginia. Reston Next Retail is a retail development with approximately 30,000 net rentable square feet.

On January 30, 2026, BXP granted an aggregate of 89,114 shares of restricted common stock and BPLP issued an aggregate of 429,396 LTIP Units under the 2021 Plan to certain employees of BXP

On February 2, 2026, BPLP repaid $1.0 billion in aggregate principal amount of its 3.650% senior notes due February 1, 2026. The repayment was completed with available cash. The repayment price was approximately $1.0 billion, which was equal to the stated principal plus approximately $18.3 million of accrued and unpaid interest to, but not including, the repayment date. Excluding the accrued and unpaid interest, the repayment price was equal to the principal amount being repaid.

On February 3, 2026, BXP's Compensation Committee approved the 2026 Multi-Year Long-Term Incentive Program (the "2026 MYLTIP") awards under the 2021 Plan to certain executive officers of BXP. The 2026 MYLTIP awards consists of three components. Two of the components are each weighted 40% and utilize BXP's TSR and BXP's diluted FFO per share growth, respectively, over a three year measurement period as the performance metrics and the third component utilizes a leverage ratio as the performance metric. Earned awards will range from zero to a maximum of 458,393 LTIP Units depending on BXP's performance under the three components, with a target of approximately 229,195 LTIP Units. Under ASC 718, the 2026 MYLTIP awards have an aggregate value of approximately $14.6 million.

On February 5, 2026, the Company completed the sale of Shady Grove Parcel 1 located in Rockville, Maryland for a gross sale price of approximately $24.7 million. Shady Grove Parcel 1 consists of 2 Choke Cherry Road, 2094 Gaither Road and a land parcel.

On February 6, 2026, the three-year measurement period for the Company's 2023 MYLTIP awards ended and, based on BXP's absolute and relative TSR performance, the final payout was determined to be 95% of target, or an aggregate of approximately $9.9 million (after giving effect to employee separations). As a result, an aggregate of 168,717 2023 MYLTIP Units that had been previously granted were automatically forfeited.

On February 25, 2026, the Company completed the sale of The Lofts at Atlantic Wharf located in Boston, Massachusetts for a gross sales price of $55.5 million. The Lofts at Atlantic Wharf is a residential property consisting of 86 residential units and approximately 87,000 net rentable square feet.

## Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.*

None.

## Item 9A. *Controls and Procedures.*

### BXP, Inc.

As of the end of the period covered by this report, an evaluation was carried out by our management, with the participation of BXP, Inc.'s Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), of the effectiveness of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, BXP, Inc.'s Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of the end of the period covered by this report. In addition, no change in BXP, Inc.'s internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the fourth quarter of BXP, Inc.'s fiscal year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, BXP, Inc.'s internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting is set forth on page 96 of this Annual Report on Form 10-K and is incorporated herein by reference.

### Boston Properties Limited Partnership

As of the end of the period covered by this report, an evaluation was carried out by the management of BXP, Inc., the sole general partner of Boston Properties Limited Partnership, with the participation of its Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), of the effectiveness of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer of BXP, Inc. concluded that these disclosure controls and procedures were effective as of the end of the period covered by this report. In addition, no change in its internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the fourth quarter of its fiscal year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting is set forth on page 108 of this Annual Report on Form 10-K and is incorporated herein by reference.

## Item 9B. *Other Information.*

During the three months ended December 31, 2025, none of our directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended) adopted, terminated or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K).

## Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.*

Not Applicable.

**PART III**

## Item 10.  *Directors, Executive Officers and Corporate Governance.*

We have adopted an insider trading policy governing the purchase, sale and other dispositions of our securities that applies to all of our directors, officers, employees, other covered persons and BXP, Inc. itself.  We believe that our insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to BXP, Inc.  A copy of the insider trading policy is incorporated by reference as Exhibit 19.1 to this Annual Report on Form 10-K.

The other information required by Item 10 will be included in the Proxy Statement to be filed relating to BXP, Inc.'s 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

## Item 11.  *Executive Compensation.*

The information required by Item 11 will be included in the Proxy Statement to be filed relating to BXP, Inc.'s 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

## Item 12.  *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The following table summarizes BXP, Inc.'s equity compensation plans as of December 31, 2025.

### Equity Compensation Plan Information

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders(1) | 6,262,765  (2) | N/A  (2) | 2,232,806  (3) |
| Equity compensation plans not approved by security holders(4) | N/A | N/A | 259,402 |
| Total | 6,262,765 | N/A | 2,492,208 |

_____

(1)     Includes information related to BXP's 1997 Stock Option and Incentive Plan, 2012 Stock Option and Incentive Plan and 2021 Stock Incentive Plan.

(2)     Includes (a) 2,662,140 long term incentive units (LTIP units) (1,806,093 of which are vested) that, upon the satisfaction of certain conditions, are convertible into common units, which may be presented to BPLP for redemption and acquired by BXP for shares of its common stock, (b) 1,769,588 common units issued upon conversion of LTIP units, which may be presented to BPLP for redemption and acquired by BXP for shares of its common stock, (c) 322,053 2023 MYLTIP Awards that, upon the satisfaction of certain conditions, are convertible into common units, which may be presented to BPLP for redemption and acquired by BXP for shares of its common stock, (d) 330,479 2024 MYLTIP Awards that, upon the satisfaction of certain conditions, are convertible into common units, which may be presented to BPLP for redemption and acquired by BXP for shares of its common stock, (e) 354,940 2025 MYLTIP Awards that, upon the satisfaction of certain conditions, are convertible into common units, which may be presented to BPLP for redemption and acquired by BXP for shares of its common stock, (f) 711,864 2025 OPP Awards that, upon the satisfaction of certain conditions, are convertible into common units, which may be presented to BPLP for redemption and acquired by BXP for shares of its common stock and (g) 111,701 deferred stock units which were granted pursuant to elections by certain of BXP's non-employee directors to defer all cash compensation to be paid to such directors and to receive their deferred cash compensation in shares of BXP's common stock upon their retirement from its Board of Directors.

Does not include 147,221 shares of restricted stock, as they have been reflected in BXP's total shares outstanding. Because there is no exercise price associated with LTIP units, common units, 2023 MYLTIP Awards, 2024 MYLTIP Awards, 2025 MYLTIP Awards, 2025 OPP Awards or deferred stock units, such shares are not included in the weighed-average exercise price calculation.

(3)     Represents shares available for issuance under BXP's 2021 Stock Incentive Plan.

(4)     Includes information related to the 1999 Non-Qualified Employee Stock Purchase Plan (ESPP).  The ESPP was adopted by the Board of Directors of BXP on October 29, 1998 and approved by BXP's stockholders on May 22, 2024.  The ESPP is available to all our employees that are employed on the first day of a purchase period.  Under the ESPP, each eligible employee may purchase shares of our common stock at semi-annual intervals each year at a purchase price equal to 85% of the average closing prices of our common stock on the New York Stock Exchange during the last ten business days of the purchase period.  Each eligible employee may contribute no more than $25,000 per year to purchase our common stock under the ESPP.

Additional information concerning security ownership of certain beneficial owners and management required by Item 12 will be included in the Proxy Statement to be filed relating to BXP, Inc.'s 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

## Item 13.  *Certain Relationships and Related Transactions, and Director Independence.*

The information required by Item 13 will be included in the Proxy Statement to be filed relating to BXP, Inc.'s 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

## Item 14.  *Principal Accountant Fees and Services.*

The information required by Item 14 will be included in the Proxy Statement to be filed relating to BXP, Inc.'s 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

**Item 15.** *Exhibits and Financial Statement Schedules.*

(a) Financial Statement Schedule

## BXP, Inc.
## Schedule 3—Real Estate and Accumulated Depreciation
### December 31, 2025
### (dollars in thousands)

| Property Name | Type | Location | Encumbrances | Original Land | Original Building | Costs Capitalized Subsequent to Acquisition | Land and Improvements | Building and Improvements | Land Held for Development | Development and Construction in Progress | Total | Accumulated Depreciation | Year(s) Built/Renovated | Year(s) Acquired | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 767 Fifth Avenue (the General Motors Building) | Office | New York, NY | $ 2,294,992 | $1,796,252 | $ 1,532,654 | $ 423,940 | $ 1,796,247 | $ 1,956,599 | $ — | $ — | $ 3,752,846 | $ 614,923 | 1968/2019 | 2013 | (1) |
| Prudential Center | Office | Boston, MA | — | 92,077 | 948,357 | 862,028 | 115,639 | 1,786,823 | — | — | 1,902,462 | 871,069 | 1965/1993/2002/2016-2017/2024 | 1998/1999/2000 | (1) |
| Embarcadero Center | Office | San Francisco, CA | — | 179,697 | 847,410 | 597,249 | 195,986 | 1,428,370 | — | — | 1,624,356 | 873,659 | 1970/1989 | 1998-1999 | (1) |
| 399 Park Avenue | Office | New York, NY | — | 339,200 | 700,358 | 431,612 | 354,107 | 1,117,063 | — | — | 1,471,170 | 564,004 | 1961/2018 | 2002 | (1) |
| 601 Lexington Avenue | Office | New York, NY | 991,878 | 241,600 | 494,782 | 569,220 | 289,639 | 1,015,963 | — | — | 1,305,602 | 429,085 | 1977/1997/2021 | 2001 | (1) |
| 200 Clarendon Street and Garage | Office | Boston, MA | — | 219,543 | 667,884 | 311,929 | 258,001 | 941,355 | — | — | 1,199,356 | 392,736 | 1976 | 2010 | (1) |
| Salesforce Tower | Office | San Francisco, CA | — | 200,349 | 946,205 | 4,149 | 200,349 | 950,354 | — | — | 1,150,703 | 214,753 | 2018 | 2013 | (1) |
| 250 West 55th Street | Office | New York, NY | — | 285,263 | 603,167 | 49,995 | 285,263 | 653,162 | — | — | 938,425 | 232,085 | 2014 | 2007 | (1) |
| 100 Federal Street | Office | Boston, MA | — | 131,067 | 435,954 | 154,169 | 131,067 | 590,123 | — | — | 721,190 | 209,057 | 1971-1975/2017 | 2012 | (1) |
| 7 Times Square | Office | New York, NY | — | 165,413 | 380,438 | 159,914 | 169,193 | 536,572 | — | — | 705,765 | 279,693 | 2004 | 2000 | (1) |
| Madison Centre | Office | Seattle, WA | — | 104,641 | 564,336 | 5,672 | 104,641 | 570,008 | — | — | 674,649 | 76,377 | 2017 | 2022 | (1) |
| Santa Monica Business Park | Office | Los Angeles, CA | 199,302 | 46,360 | 410,421 | 217,684 | 210,471 | 462,459 | 1,535 | — | 674,465 | 36,680 | 1976-1980 | 2023 | (1) |
| Carnegie Center | Office | Princeton, NJ | — | 142,666 | 316,856 | 194,968 | 94,243 | 501,021 | 59,226 | — | 654,490 | 294,418 | 1983-2016 | 1998/1999/2000/2007/2014/2017/2019 | (1) |
| Reston Next | Office | Reston, VA | — | 35,549 | 525,277 | 17,150 | 2,901 | 575,075 | — | — | 577,976 | 69,776 | 2022 | 1998 | (1) |
| Atlantic Wharf | Office | Boston, MA | — | 63,988 | 454,537 | 45,916 | 63,988 | 500,453 | — | — | 564,441 | 210,601 | 2011 | 2007 | (1) |
| 2100 Pennsylvania Avenue | Office | Washington, DC | — | 185,203 | 324,206 | 5,228 | 185,203 | 329,434 | — | — | 514,637 | 48,475 | 2023 | N/A | (1) |
| 599 Lexington Avenue | Office | New York, NY | — | 81,040 | 100,507 | 285,903 | 87,852 | 379,598 | — | — | 467,450 | 218,359 | 1986 | 1997 | (1) |
| Fountain Square | Office | Reston, VA | — | 56,853 | 306,298 | 60,266 | 56,853 | 366,564 | — | — | 423,417 | 132,865 | 1986-1990 | 2012 | (1) |
| 510 Madison Avenue | Office | New York, NY | — | 103,000 | 253,665 | 50,416 | 103,000 | 304,081 | — | — | 407,081 | 113,410 | 2012 | 2010 | (1) |
| 325 Main Street | Office | Cambridge, MA | — (2) | 21,596 | 312,492 | 55,404 | 21,596 | 367,896 | — | — | 389,492 | 35,634 | 2022 | 1997 | (1) |
| 680 Folsom Street | Office | San Francisco, CA | — | 72,545 | 219,766 | 18,167 | 72,545 | 237,933 | — | — | 310,478 | 92,143 | 2014 | 2012 | (1) |
| 2200 Pennsylvania Avenue | Office | Washington, DC | — | — | 183,541 | 125,161 | 100,592 | 208,110 | — | — | 308,702 | 83,117 | 2011 | 2008 | (1) |
| 145 Broadway | Office | Cambridge, MA | — | 121 | 273,013 | 26,980 | 23,367 | 276,747 | — | — | 300,114 | 52,401 | 2019 | 1997 | (1) |
| South of Market and Democracy Tower | Office | Reston, VA | — | 13,603 | 237,479 | 36,878 | 13,687 | 274,273 | — | — | 287,960 | 128,007 | 2008-2009 | 2003 | (1) |
| Bay Colony Corporate Center | Office | Waltham, MA | — | 18,789 | 148,451 | 95,783 | 18,789 | 241,400 | 2,834 | — | 263,023 | 122,700 | 1985-1989/2025 | 2011 | (1) |
| 535 Mission Street | Office | San Francisco, CA | — | 40,933 | 148,378 | 14,409 | 40,934 | 162,786 | — | — | 203,720 | 53,063 | 2015 | 2013 | (1) |
| Reservoir Place | Office | Waltham, MA | — | 18,605 | 104,124 | 65,883 | 20,108 | 168,504 | — | — | 188,612 | 97,426 | 1955/1987/2017 | 1997/1998 | (1) |

**BXP, Inc.**
**Schedule 3—Real Estate and Accumulated Depreciation**
**December 31, 2025**
**(dollars in thousands)**

| Property Name | Type | Location | Encumbrances | Original Land | Original Building | Costs Capitalized Subsequent to Acquisition | Land and Improvements | Building and Improvements | Land Held for Development | Development and Construction in Progress | Total | Accumulated Depreciation | Year(s) Built/Renovated | Year(s) Acquired | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 901 New York Avenue | Office | Washington, DC | 197,682 | 65,808 | 72,970 | 45,671 | 65,808 | 118,641 | — | — | 184,449 | 8,414 | 2004 | 2024 | (1) |
| Mountain View Research Park | Office | Mountain View, CA | — | 95,066 | 68,373 | 20,266 | 95,066 | 88,639 | — | — | 183,705 | 41,187 | 1977-1981/2007-2013 | 2013 | (1) |
| One Freedom Square | Office | Reston, VA | — | 9,929 | 84,504 | 49,956 | 11,293 | 133,096 | — | — | 144,389 | 78,607 | 2000 | 2003 | (1) |
| Two Freedom Square | Office | Reston, VA | — | 13,930 | 77,739 | 47,125 | 15,420 | 123,374 | — | — | 138,794 | 56,636 | 2001 | 2003 | (1) |
| Kingstowne Towne Center | Office | Alexandria, VA | — | 18,021 | 109,038 | 5,303 | 18,062 | 113,370 | 930 | — | 132,362 | 61,105 | 2003-2006 | 2007 | (1) |
| One and Two Reston Overlook | Office | Reston, VA | — | 16,456 | 66,192 | 48,958 | 16,179 | 115,427 | — | — | 131,606 | 68,795 | 1999 | 2000 | (1) |
| Weston Corporate Center | Office | Weston, MA | — | 25,753 | 92,312 | 10,816 | 25,854 | 103,027 | — | — | 128,881 | 47,039 | 2010 | 2001 | (1) |
| 1330 Connecticut Avenue | Office | Washington, DC | — | 25,982 | 82,311 | 18,088 | 20,792 | 105,589 | — | — | 126,381 | 60,339 | 1984/2018 | 2004 | (1) |
| Discovery Square | Office | Reston, VA | — | 11,198 | 71,782 | 34,141 | 12,533 | 104,588 | — | — | 117,121 | 66,246 | 2001 | 2003 | (1) |
| 17Fifty Presidents Street | Office | Reston, VA | — | — | 113,362 | 162 | — | 113,524 | — | — | 113,524 | 25,408 | 2020 | 2013 | (1) |
| 355 Main Street | Office | Cambridge, MA | 596,213 | 18,863 | 53,346 | 38,834 | 21,173 | 89,870 | — | — | 111,043 | 42,355 | 1981/1996/2013 | 2006 | (1) |
| Waltham Weston Corporate Center | Office | Waltham, MA | — | 10,385 | 60,694 | 25,992 | 11,097 | 85,974 | — | — | 97,071 | 51,285 | 2003 | 1999 | (1) |
| Sumner Square | Office | Washington, DC | — | 624 | 28,745 | 66,049 | 27,014 | 68,404 | — | — | 95,418 | 32,631 | 1985 | 1999 | (1) |
| 10 CityPoint | Office | Waltham, MA | — | 1,953 | 85,752 | 7,285 | 2,288 | 92,702 | — | — | 94,990 | 29,905 | 2016 | 1997 | (1) |
| 90 Broadway | Office | Cambridge, MA | — (2) | 19,104 | 52,078 | 22,168 | 20,785 | 72,565 | — | — | 93,350 | 35,825 | 1983/1998/2013 | 2006 | (1) |
| 230 CityPoint | Office | Waltham, MA | — | 13,189 | 49,823 | 25,922 | 13,807 | 75,127 | — | — | 88,934 | 45,147 | 1992 | 2005 | (1) |
| 77 CityPoint | Office | Waltham, MA | — | 13,847 | 60,383 | 11,356 | 14,023 | 71,563 | — | — | 85,586 | 33,830 | 2008 | 2001 | (1) |
| 20 CityPoint | Office | Waltham, MA | — | 4,887 | 72,764 | 7,072 | 4,887 | 79,836 | — | — | 84,723 | 19,881 | 2020 | 2007 | (1) |
| Wisconsin Place | Office | Chevy Chase, MD | — | — | 53,349 | 26,485 | — | 79,834 | — | — | 79,834 | 33,776 | 2009 | 2004 | (1) |
| Shady Grove Innovation District | Office | Rockville, MD | — | 52,030 | 64,212 | (37,955) | 18,812 | 24,468 | 35,007 | — | 78,287 | 6,279 | 1968-1985 | 2021 | (1) |
| 2440 West El Camino Real | Office | Mountain View, CA | — | 16,741 | 51,285 | 6,629 | 16,741 | 57,914 | — | — | 74,655 | 25,436 | 1987/2003 | 2011 | (1) |
| 890 Winter Street | Office | Waltham, MA | — | 13,913 | 28,557 | 26,191 | 13,913 | 54,748 | — | — | 68,661 | 12,778 | 1999 | 2019 | (1) |
| Reston Corporate Center | Office | Reston, VA | — | 9,135 | 50,857 | 4,489 | 10,148 | 54,333 | — | — | 64,481 | 36,950 | 1984 | 1998 | (1) |
| 255 Main Street | Office | Cambridge, MA | — | 134 | 25,110 | 33,909 | 548 | 58,605 | — | — | 59,153 | 47,704 | 1987 | 1997 | (1) |
| University Place | Office | Cambridge, MA | — | — | 37,091 | 13,714 | 3,435 | 47,370 | — | — | 50,805 | 39,872 | 1985 | 1998 | (1) |
| Reston Next Office Phase II | Office | Reston, VA | — | 1,692 | 46,124 | — | 1,692 | 46,124 | — | — | 47,816 | 642 | N/A | 1998 | (1) |
| Capital Gallery | Office | Washington, DC | — | 4,725 | 29,565 | 11,465 | 8,662 | 37,093 | — | — | 45,755 | 25,455 | 1981/2006 | 2007 | (1) |
| 150 Broadway | Office | Cambridge, MA | — | 850 | 25,042 | 15,749 | 1,323 | 40,318 | — | — | 41,641 | 21,863 | 1999 | 1997 | (1) |
| North First Business Park | Office | San Jose, CA | — | 23,398 | 13,069 | 472 | 17,839 | 19,100 | — | — | 36,939 | 18,340 | 1981 | 2007 | (1) |
| 105 Broadway | Office | Cambridge, MA | — | 1,299 | 12,943 | 12,723 | 2,395 | 24,570 | — | — | 26,965 | 19,381 | 1990 | 1997 | (1) |
| Lexington Office Park | Office | Lexington, MA | — | 998 | 1,426 | 19,907 | 1,263 | 19,393 | 1,675 | — | 22,331 | 17,593 | 1982 | 1997 | (1) |
| The Point | Office | Waltham, MA | — | 6,395 | 10,040 | 546 | 6,492 | 10,489 | — | — | 16,981 | 3,291 | 2015 | 2007 | (1) |
| 690 Folsom Street | Office | San Francisco, CA | — | 3,219 | 11,038 | 1,877 | 3,219 | 12,915 | — | — | 16,134 | 5,165 | 2015 | 2012 | (1) |
| Avant Retail | Office | Reston, VA | — | 1,499 | 6,647 | 2,577 | 1,499 | 9,224 | — | — | 10,723 | 4,104 | 2014 | 2010 | (1) |
| 32 Hartwell Avenue | Office | Lexington, MA | — | 168 | 1,943 | 6,394 | 314 | 8,191 | — | — | 8,505 | 3,659 | 1968/1979/1987 | 1997 | (1) |

# BXP, Inc.
# Schedule 3—Real Estate and Accumulated Depreciation
## December 31, 2025
## (dollars in thousands)

| Property Name | Type | Location | Encumbrances | Original Land | Original Building | Costs Capitalized Subsequent to Acquisition | Land and Improvements | Building and Improvements | Land Held for Development | Development and Construction in Progress | Total | Accumulated Depreciation | Year(s) Built/ Renovated | Year(s) Acquired | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 453 Ravendale Drive | Office | Mountain View, CA | — | 5,477 | 1,090 | 1,308 | 5,477 | 2,398 | — | — | 7,875 | 1,483 | 1977 | 2012 | (1) |
| 125 Broadway | Life Sciences | Cambridge, MA | — | 126,364 | 433,662 | 6,496 | 126,364 | 440,158 | — | — | 566,522 | 54,903 | 2000 | 2022 | (1) |
| 180 CityPoint | Life Sciences | Waltham, MA | — | 10,908 | 211,883 | 12,078 | 10,908 | 223,961 | — | — | 234,869 | 14,537 | 2024 | 2006 | (1) |
| 300 Binney Street | Life Sciences | Cambridge, MA | — | 18,080 | 51,262 | 157,956 | 18,080 | 209,218 | — | — | 227,298 | 15,427 | 2024 | 2009 | (1) |
| 880 Winter Street | Life Sciences | Waltham, MA | — | 15,597 | 37,255 | 95,618 | 15,597 | 132,873 | — | — | 148,470 | 26,135 | 1998/2022 | 2019 | (1) |
| 200 West Street | Life Sciences | Waltham, MA | — | 16,148 | 24,983 | 79,619 | 16,813 | 103,580 | 357 | — | 120,750 | 39,547 | 1999/2021 | 1997 | (1) |
| 153 & 211 Second Avenue | Life Sciences | Waltham, MA | — | 33,233 | 55,940 | 3,710 | 33,233 | 59,650 | — | — | 92,883 | 9,161 | 1964-2006 | 2021 | (1) |
| 103 CityPoint | Life Sciences | Waltham, MA | — | 4,672 | 77,515 | 93 | 4,672 | 77,608 | — | — | 82,280 | 2,556 | 2024 | 2007 | (1) |
| 33 Hayden Avenue | Life Sciences | Lexington, MA | — | 266 | 3,234 | 11,506 | 425 | 14,576 | 5 | — | 15,006 | 11,411 | 1979 | 1997 | (1) |
| 92-100 Hayden Avenue | Life Sciences | Lexington, MA | — | 594 | 6,748 | 1,909 | 778 | 8,473 | — | — | 9,251 | 7,551 | 1985 | 1997 | (1) |
| 250 Binney Street | Life Sciences | Cambridge, MA | — | 110 | 4,483 | 3,593 | 273 | 7,913 | — | — | 8,186 | 7,501 | 1983 | 1997 | (1) |
| The Skylyne | Residential | Oakland, CA | — | — | 239,077 | 1,792 | — | 240,869 | — | — | 240,869 | 32,233 | 2020 | N/A | (1) |
| The Lofts at Atlantic Wharf | Residential | Boston, MA | — | 3,529 | 54,891 | 2,598 | 3,529 | 57,489 | — | — | 61,018 | 21,589 | 2011 | 2007 | (1) |
| Boston Marriott Cambridge | Hotel | Cambridge, MA | — | 478 | 37,918 | 33,074 | 1,201 | 69,640 | 629 | — | 71,470 | 55,962 | 1986/2017 | 1997 | (1) |
| Kendall Center Green Garage | Garage | Cambridge, MA | — (2) | — | 35,035 | 7,335 | 103 | 42,267 | — | — | 42,370 | 21,209 | 1984 | 2006 | (1) |
| Kendall Center Yellow Garage | Garage | Cambridge, MA | — | 1,256 | 15,697 | 1,674 | 1,434 | 17,193 | — | — | 18,627 | 8,704 | 2006 | 2004 | (1) |
| 290 Binney Street | Development | Cambridge, MA | — | — | — | 888,992 | 1,054 | — | — | 887,938 | 888,992 | — | N/A | 1997 | N/A |
| 343 Madison Avenue | Development | New York, NY | — | — | — | 377,992 | 131,898 | — | — | 246,094 | 377,992 | — | N/A | 2023 | N/A |
| 121 Broadway | Development | Cambridge, MA | — | — | — | 273,697 | — | — | — | 273,697 | 273,697 | — | N/A | 1997 | N/A |
| 725 12th Street | Development | Washington, DC | — | 26,997 | 8,369 | 19,403 | — | — | — | 54,769 | 54,769 | — | 1992 | 2024 | N/A |
| Reston Next Retail | Development | Reston, VA | — | — | — | 15,945 | 417 | 2,769 | — | 12,759 | 15,945 | 66 | N/A | 1998 | N/A |
| 777 Harrison Street | Land | San Francisco, CA | — | 144,647 | — | 28,328 | — | — | 172,975 | — | 172,975 | — | N/A | 2020 | N/A |
| Back Bay Station Master Plan | Land | Boston, MA | — | — | — | 104,811 | 26,022 | — | 78,789 | — | 104,811 | — | N/A | N/A | N/A |
| 2100 M Street | Land | Washington, DC | — | 55,914 | — | 261 | — | — | 56,175 | — | 56,175 | — | N/A | 2025 | N/A |
| CityPoint South Master Plan | Land | Waltham, MA | — | — | — | 37,749 | — | — | 37,749 | — | 37,749 | — | N/A | N/A | N/A |
| North First Master Plan | Land | San Jose, CA | — | 35,004 | — | (4,351) | — | — | 30,653 | — | 30,653 | — | N/A | 2007 | N/A |
| Kendall Center Master Plan | Land | Cambridge, MA | — | — | — | 17,044 | — | — | 17,044 | — | 17,044 | — | N/A | 1997 | N/A |
| Reston Gateway Master Plan | Land | Reston, VA | — | — | — | 12,443 | — | — | 12,443 | — | 12,443 | — | N/A | 1998 | N/A |
| Springfield Metro Center | Land | Springfield, VA | — | — | — | 8,868 | — | — | 8,868 | — | 8,868 | — | N/A | 2007 | N/A |
| Weston Quarry | Land | Weston, MA | — | — | — | 1,516 | — | — | 1,516 | — | 1,516 | — | N/A | 2001 | N/A |
| Reston Overlook Master Plan | Land | Reston, VA | — | — | — | 82 | — | — | 82 | — | 82 | — | N/A | 2000 | N/A |
| | | | $ 4,280,067 (3) | $5,656,418 | $15,510,064 | $ 7,719,548 | $ 5,918,915 (4) | $ 20,973,366 (5) | $ 518,492 (6) | $ 1,475,257 | $28,886,030 | $ 8,003,414 | | | |

Note: Total Real Estate does not include Furniture, Fixtures and Equipment totaling approximately $54,160. Accumulated Depreciation does not include approximately $36,897 of accumulated depreciation related to Furniture, Fixtures and Equipment. Office type includes office, life sciences, and retail properties.

The aggregate cost and accumulated depreciation for tax purposes was approximately $26.7 billion and $6.8 billion, respectively.

(1) Depreciation of the buildings and improvements are calculated over lives ranging from the life of the lease to 40 years.
(2) This property is encumbered with the mortgage note shown at 355 Main Street.
(3) Includes unamortized deferred financing costs totaling approximately $(18.0) million.
(4) Includes Right of Use Assets - Finance Leases and Right of Use Assets - Operating Leases of approximately $349,314 and $325,841, respectively.
(5) Includes Right of Use Assets - Finance Leases of approximately $23,156.
(6) Includes pre-development costs.

**BXP, Inc.**
**Real Estate and Accumulated Depreciation**
**December 31, 2025, 2024 and 2023**
**(dollars in thousands)**

A summary of activity for real estate and accumulated depreciation is as follows:

| | | 2025 | | 2024 | | 2023 |
|---|---|---|---|---|---|---|
| Real Estate: | | | | | | |
| Balance at the beginning of the year | $ | 28,521,176 | $ | 27,421,471 | $ | 25,744,214 |
| Additions to/improvements of real estate | | 1,225,473 | | 1,210,558 | | 1,811,036 |
| Assets sold/written-off | | (860,619) | | (110,853) | | (133,779) |
| Balance at the end of the year | $ | 28,886,030 | $ | 28,521,176 | $ | 27,421,471 |
| Accumulated Depreciation: | | | | | | |
| Balance at the beginning of the year | $ | 7,485,502 | $ | 6,841,404 | $ | 6,260,992 |
| Depreciation expense | | 795,670 | | 754,951 | | 714,191 |
| Assets sold/written-off | | (277,758) | | (110,853) | | (133,779) |
| Balance at the end of the year | $ | 8,003,414 | $ | 7,485,502 | $ | 6,841,404 |

Note: Real Estate and Accumulated Depreciation amounts do not include Furniture, Fixtures and Equipment.

**Boston Properties Limited Partnership**
**Schedule 3—Real Estate and Accumulated Depreciation**
**December 31, 2025**
**(dollars in thousands)**

| Property Name | Type | Location | Encumbrances | Original Land | Original Building | Costs Capitalized Subsequent to Acquisition | Land and Improvements | Building and Improvements | Land Held for Development | Development and Construction in Progress | Total | Accumulated Depreciation | Year(s) Built/Renovated | Year(s) Acquired | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 767 Fifth Avenue (the General Motors Building) | Office | New York, NY | $ 2,294,992 | $1,796,252 | $ 1,532,654 | $ 423,940 | $ 1,796,246 | $ 1,956,600 | $ — | $ — | $ 3,752,846 | $ 614,923 | 1968/2019 | 2013 | (1) |
| Prudential Center | Office | Boston, MA | — | 92,077 | 948,357 | 802,972 | 100,541 | 1,742,865 | — | — | 1,843,406 | 848,999 | 1965/1993/2002/2016-2017/2024 | 1998/1999/2000 | (1) |
| Embarcadero Center | Office | San Francisco, CA | — | 179,697 | 847,410 | 534,868 | 180,419 | 1,381,556 | — | — | 1,561,975 | 850,057 | 1970/1989 | 1998-1999 | (1) |
| 399 Park Avenue | Office | New York, NY | — | 339,200 | 700,358 | 372,004 | 339,200 | 1,072,362 | — | — | 1,411,562 | 541,561 | 1961/2018 | 2002 | (1) |
| 601 Lexington Avenue | Office | New York, NY | 991,878 | 241,600 | 494,782 | 532,134 | 279,281 | 989,235 | — | — | 1,268,516 | 415,610 | 1977/1997/2021 | 2001 | (1) |
| 200 Clarendon Street and Garage | Office | Boston, MA | — | 219,543 | 667,884 | 311,929 | 258,001 | 941,355 | — | — | 1,199,356 | 392,736 | 1976 | 2010 | (1) |
| Salesforce Tower | Office | San Francisco, CA | — | 200,349 | 946,205 | 4,149 | 200,349 | 950,354 | — | — | 1,150,703 | 214,753 | 2018 | 2013 | (1) |
| 250 West 55th Street | Office | New York, NY | — | 285,263 | 603,167 | 49,995 | 285,263 | 653,162 | — | — | 938,425 | 232,085 | 2014 | 2007 | (1) |
| 100 Federal Street | Office | Boston, MA | — | 131,067 | 435,954 | 154,169 | 131,067 | 590,123 | — | — | 721,190 | 209,057 | 1971-1975/2017 | 2012 | (1) |
| Madison Centre | Office | Seattle, WA | — | 104,641 | 564,336 | 5,672 | 104,641 | 570,008 | — | — | 674,649 | 76,377 | 2017 | 2022 | (1) |
| Santa Monica Business Park | Office | Los Angeles, CA | 199,302 | 46,360 | 410,421 | 217,684 | 210,471 | 462,459 | 1,535 | — | 674,465 | 36,680 | 1976-1980 | 2023 | (1) |
| 7 Times Square | Office | New York, NY | — | 165,413 | 380,438 | 121,935 | 159,694 | 508,092 | — | — | 667,786 | 265,394 | 2004 | 2000 | (1) |
| Carnegie Center | Office | Princeton, NJ | — | 142,666 | 316,856 | 180,005 | 90,501 | 489,800 | 59,226 | — | 639,527 | 288,719 | 1983-2016 | 1998/1999/2000/2007/2014/2017/2019 | (1) |
| Reston Next | Office | Reston, VA | — | 35,549 | 525,277 | 17,150 | 2,901 | 575,075 | — | — | 577,976 | 69,776 | 2022 | 1998 | (1) |
| Atlantic Wharf | Office | Boston, MA | — | 63,988 | 454,537 | 45,916 | 63,988 | 500,453 | — | — | 564,441 | 210,601 | 2011 | 2007 | (1) |
| 2100 Pennsylvania Avenue | Office | Washington, DC | — | 185,203 | 324,206 | 5,228 | 185,203 | 329,434 | — | — | 514,637 | 48,475 | 2023 | N/A | (1) |
| 599 Lexington Avenue | Office | New York, NY | — | 81,040 | 100,507 | 258,661 | 81,040 | 359,168 | — | — | 440,208 | 208,102 | 1986 | 1997 | (1) |
| Fountain Square | Office | Reston, VA | — | 56,853 | 306,298 | 60,266 | 56,853 | 366,564 | — | — | 423,417 | 132,865 | 1986-1990 | 2012 | (1) |
| 510 Madison Avenue | Office | New York, NY | — | 103,000 | 253,665 | 50,416 | 103,000 | 304,081 | — | — | 407,081 | 113,410 | 2012 | 2010 | (1) |
| 325 Main Street | Office | Cambridge, MA | — (2) | 21,596 | 312,492 | 55,211 | 21,403 | 367,896 | — | — | 389,299 | 35,634 | 2022 | 1997 | (1) |
| 680 Folsom Street | Office | San Francisco, CA | — | 72,545 | 219,766 | 18,167 | 72,545 | 237,933 | — | — | 310,478 | 92,143 | 2014 | 2012 | (1) |
| 2200 Pennsylvania Avenue | Office | Washington, DC | — | — | 183,541 | 125,161 | 100,592 | 208,110 | — | — | 308,702 | 83,114 | 2011 | 2008 | (1) |
| 145 Broadway | Office | Cambridge, MA | — | 121 | 273,013 | 26,777 | 23,164 | 276,747 | — | — | 299,911 | 52,401 | 2019 | 1997 | (1) |
| South of Market and Democracy Tower | Office | Reston, VA | — | 13,603 | 237,479 | 36,542 | 13,603 | 274,021 | — | — | 287,624 | 127,897 | 2008-2009 | 2003 | (1) |
| Bay Colony Corporate Center | Office | Waltham, MA | — | 18,789 | 148,451 | 95,783 | 18,789 | 241,400 | 2,834 | — | 263,023 | 122,700 | 1985-1989/2025 | 2011 | (1) |
| 535 Mission Street | Office | San Francisco, CA | — | 40,933 | 148,378 | 14,409 | 40,934 | 162,786 | — | — | 203,720 | 53,063 | 2015 | 2013 | (1) |
| Reservoir Place | Office | Waltham, MA | — | 18,605 | 104,124 | 61,808 | 19,089 | 165,448 | — | — | 184,537 | 95,892 | 1955/1987/2017 | 1997/1998 | (1) |
| 901 New York Avenue | Office | Washington, DC | 197,682 | 65,808 | 72,970 | 45,671 | 65,808 | 118,641 | — | — | 184,449 | 8,414 | 2004 | 2024 | (1) |
| Mountain View Research Park | Office | Mountain View, CA | — | 95,066 | 68,373 | 20,266 | 95,066 | 88,639 | — | — | 183,705 | 41,187 | 1977-1981/2007-2013 | 2013 | (1) |
| One Freedom Square | Office | Reston, VA | — | 9,929 | 84,504 | 44,319 | 9,883 | 128,869 | — | — | 138,752 | 76,485 | 2000 | 2003 | (1) |
| Two Freedom Square | Office | Reston, VA | — | 13,930 | 77,739 | 40,913 | 13,866 | 118,716 | — | — | 132,582 | 54,297 | 2001 | 2003 | (1) |

179

# Boston Properties Limited Partnership
# Schedule 3—Real Estate and Accumulated Depreciation
# December 31, 2025
# (dollars in thousands)

| Property Name | Type | Location | Encumbrances | Original Land | Original Building | Costs Capitalized Subsequent to Acquisition | Land and Improvements | Building and Improvements | Land Held for Development | Development and Construction in Progress | Total | Accumulated Depreciation | Year(s) Built/ Renovated | Year(s) Acquired | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Kingstowne Towne Center | Office | Alexandria, VA | — | 18,021 | 109,038 | 5,139 | 18,021 | 113,247 | 930 | — | 132,198 | 61,050 | 2003-2006 | 2007 | (1) |
| Weston Corporate Center | Office | Weston, MA | — | 25,753 | 92,312 | 10,816 | 25,854 | 103,027 | — | — | 128,881 | 47,039 | 2010 | 2001 | (1) |
| One and Two Reston Overlook | Office | Reston, VA | — | 16,456 | 66,192 | 44,540 | 15,074 | 112,114 | — | — | 127,188 | 67,131 | 1999 | 2000 | (1) |
| 1330 Connecticut Avenue | Office | Washington, DC | — | 25,982 | 82,311 | 18,088 | 20,792 | 105,589 | — | — | 126,381 | 60,339 | 1984/2018 | 2004 | (1) |
| 17Fifty Presidents Street | Office | Reston, VA | — | — | 113,362 | 162 | — | 113,524 | — | — | 113,524 | 25,408 | 2020 | 2013 | (1) |
| Discovery Square | Office | Reston, VA | — | 11,198 | 71,782 | 28,596 | 11,146 | 100,430 | — | — | 111,576 | 64,158 | 2001 | 2003 | (1) |
| 355 Main Street | Office | Cambridge, MA | 596,213 | 18,863 | 53,346 | 38,536 | 21,098 | 89,647 | — | — | 110,745 | 42,245 | 1981/1996/ 2013 | 2006 | (1) |
| 10 CityPoint | Office | Waltham, MA | — | 1,953 | 85,752 | 7,124 | 2,127 | 92,702 | — | — | 94,829 | 29,905 | 2016 | 1997 | (1) |
| Waltham Weston Corporate Center | Office | Waltham, MA | — | 10,385 | 60,694 | 23,005 | 10,350 | 83,734 | — | — | 94,084 | 50,160 | 2003 | 1999 | (1) |
| Sumner Square | Office | Washington, DC | — | 624 | 28,745 | 63,969 | 26,494 | 66,844 | — | — | 93,338 | 31,851 | 1985 | 1999 | (1) |
| 90 Broadway | Office | Cambridge, MA | — (2) | 19,104 | 52,078 | 21,989 | 20,741 | 72,430 | — | — | 93,171 | 35,765 | 1983/1998/ 2013 | 2006 | (1) |
| 230 CityPoint | Office | Waltham, MA | — | 13,189 | 49,823 | 24,305 | 13,403 | 73,914 | — | — | 87,317 | 44,541 | 1992 | 2005 | (1) |
| 77 CityPoint | Office | Waltham, MA | — | 13,847 | 60,383 | 11,251 | 13,997 | 71,484 | — | — | 85,481 | 33,795 | 2008 | 2001 | (1) |
| 20 CityPoint | Office | Waltham, MA | — | 4,887 | 72,764 | 7,072 | 4,887 | 79,836 | — | — | 84,723 | 19,881 | 2020 | 2007 | (1) |
| Wisconsin Place | Office | Chevy Chase, MD | — | — | 53,349 | 26,485 | — | 79,834 | — | — | 79,834 | 33,776 | 2009 | 2004 | (1) |
| Shady Grove Innovation District | Office | Rockville, MD | — | 52,030 | 64,212 | (37,955) | 18,812 | 24,468 | 35,007 | — | 78,287 | 6,279 | 1968-1985 | 2021 | (1) |
| 2440 West El Camino Real | Office | Mountain View, CA | — | 16,741 | 51,285 | 6,629 | 16,741 | 57,914 | — | — | 74,655 | 25,436 | 1987/2003 | 2011 | (1) |
| 890 Winter Street | Office | Waltham, MA | — | 13,913 | 28,557 | 26,191 | 13,913 | 54,748 | — | — | 68,661 | 12,778 | 1999 | 2019 | (1) |
| Reston Corporate Center | Office | Reston, VA | — | 9,135 | 50,857 | 1,878 | 9,496 | 52,374 | — | — | 61,870 | 35,966 | 1984 | 1998 | (1) |
| 255 Main Street | Office | Cambridge, MA | — | 134 | 25,110 | 32,253 | 134 | 57,363 | — | — | 57,497 | 47,083 | 1987 | 1997 | (1) |
| University Place | Office | Cambridge, MA | — | — | 37,091 | 12,264 | 3,435 | 45,920 | — | — | 49,355 | 38,664 | 1985 | 1998 | (1) |
| Reston Next Office Phase II | Office | Reston, VA | — | 1,692 | 46,124 | — | 1,692 | 46,124 | — | — | 47,816 | 642 | N/A | 1998 | (1) |
| Capital Gallery | Office | Washington, DC | — | 4,725 | 29,565 | 6,802 | 6,128 | 34,964 | — | — | 41,092 | 24,387 | 1981/2006 | 2007 | (1) |
| 150 Broadway | Office | Cambridge, MA | — | 850 | 25,042 | 13,744 | 822 | 38,814 | — | — | 39,636 | 21,104 | 1999 | 1997 | (1) |
| North First Business Park | Office | San Jose, CA | — | 23,398 | 13,069 | 472 | 17,839 | 19,100 | — | — | 36,939 | 18,340 | 1981 | 2007 | (1) |
| 105 Broadway | Office | Cambridge, MA | — | 1,299 | 12,943 | 10,617 | 1,868 | 22,991 | — | — | 24,859 | 18,588 | 1990 | 1997 | (1) |
| Lexington Office Park | Office | Lexington, MA | — | 998 | 1,426 | 19,143 | 1,072 | 18,820 | 1,675 | — | 21,567 | 17,309 | 1982 | 1997 | (1) |
| The Point | Office | Waltham, MA | — | 6,395 | 10,040 | 546 | 6,492 | 10,489 | — | — | 16,981 | 3,291 | 2015 | 2007 | (1) |
| 690 Folsom Street | Office | San Francisco, CA | — | 3,219 | 11,038 | 1,877 | 3,219 | 12,915 | — | — | 16,134 | 5,165 | 2015 | 2012 | (1) |
| Avant Retail | Office | Reston, VA | — | 1,499 | 6,647 | 2,577 | 1,499 | 9,224 | — | — | 10,723 | 4,104 | 2014 | 2010 | (1) |
| 32 Hartwell Avenue | Office | Lexington, MA | — | 168 | 1,943 | 5,808 | 168 | 7,751 | — | — | 7,919 | 3,437 | 1968/1979/ 1987 | 1997 | (1) |
| 453 Ravendale Drive | Office | Mountain View, CA | — | 5,477 | 1,090 | 1,308 | 5,477 | 2,398 | — | — | 7,875 | 1,483 | 1977 | 2012 | (1) |
| 125 Broadway | Life Sciences | Cambridge, MA | — | 126,364 | 433,662 | 6,496 | 126,364 | 440,158 | — | — | 566,522 | 54,903 | 2000 | 2022 | (1) |
| 180 CityPoint | Life Sciences | Waltham, MA | — | 10,908 | 211,883 | 12,078 | 10,908 | 223,961 | — | — | 234,869 | 14,537 | 2024 | 2006 | (1) |
| 300 Binney Street | Life Sciences | Cambridge, MA | — | 18,080 | 51,262 | 157,956 | 18,080 | 209,218 | — | — | 227,298 | 15,427 | 2024 | 2009 | (1) |

180

# Boston Properties Limited Partnership
## Schedule 3—Real Estate and Accumulated Depreciation
## December 31, 2025
## (dollars in thousands)

| Property Name | Type | Location | Encumbrances | Original Land | Original Building | Costs Capitalized Subsequent to Acquisition | Land and Improvements | Building and Improvements | Land Held for Development | Development and Construction in Progress | Total | Accumulated Depreciation | Year(s) Built/ Renovated | Year(s) Acquired | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 880 Winter Street | Life Sciences | Waltham, MA | — | 15,597 | 37,255 | 95,618 | 15,597 | 132,873 | — | — | 148,470 | 26,135 | 1998/2022 | 2019 | (1) |
| 200 West Street | Life Sciences | Waltham, MA | — | 16,148 | 24,983 | 76,958 | 16,148 | 101,584 | 357 | — | 118,089 | 38,545 | 1999/2021 | 1997 | (1) |
| 153 & 211 Second Avenue | Life Sciences | Waltham, MA | — | 33,233 | 55,940 | 3,710 | 33,233 | 59,650 | — | — | 92,883 | 9,161 | 1964-2006 | 2021 | (1) |
| 103 CityPoint | Life Sciences | Waltham, MA | — | 4,672 | 77,515 | 91 | 4,670 | 77,608 | — | — | 82,278 | 2,556 | 2024 | 2007 | (1) |
| 33 Hayden Avenue | Life Sciences | Lexington, MA | — | 266 | 3,234 | 10,869 | 266 | 14,098 | 5 | — | 14,369 | 11,171 | 1979 | 1997 | (1) |
| 92-100 Hayden Avenue | Life Sciences | Lexington, MA | — | 594 | 6,748 | 1,180 | 595 | 7,927 | — | — | 8,522 | 7,275 | 1985 | 1997 | (1) |
| 250 Binney Street | Life Sciences | Cambridge, MA | — | 110 | 4,483 | 2,939 | 110 | 7,422 | — | — | 7,532 | 7,259 | 1983 | 1997 | (1) |
| The Skylyne | Residential | Oakland, CA | — | — | 239,077 | 1,792 | — | 240,869 | — | — | 240,869 | 32,233 | 2020 | N/A | (1) |
| The Lofts at Atlantic Wharf | Residential | Boston, MA | — | 3,529 | 54,891 | 2,598 | 3,529 | 57,489 | — | — | 61,018 | 21,589 | 2011 | 2007 | (1) |
| Boston Marriott Cambridge | Hotel | Cambridge, MA | — | 478 | 37,918 | 30,183 | 478 | 67,472 | 629 | — | 68,579 | 54,874 | 1986/2017 | 1997 | (1) |
| Kendall Center Green Garage | Garage | Cambridge, MA | — (2) | — | 35,035 | 6,921 | — | 41,956 | — | — | 41,956 | 21,055 | 1984 | 2006 | (1) |
| Kendall Center Yellow Garage | Garage | Cambridge, MA | — | 1,256 | 15,697 | 962 | 1,256 | 16,659 | — | — | 17,915 | 8,439 | 2006 | 2004 | (1) |
| 290 Binney Street | Development | Cambridge, MA | — | — | — | 888,576 | 638 | — | — | 887,938 | 888,576 | — | N/A | 1997 | N/A |
| 343 Madison Avenue | Development | New York, NY | — | — | — | 377,992 | 131,898 | — | — | 246,094 | 377,992 | — | N/A | 2023 | N/A |
| 121 Broadway | Development | Cambridge, MA | — | — | — | 273,697 | — | — | — | 273,697 | 273,697 | — | N/A | 1997 | N/A |
| 725 12th Street | Development | Washington, DC | — | 26,997 | 8,369 | 19,403 | — | — | — | 54,769 | 54,769 | — | 1992 | 2024 | N/A |
| Reston Next Retail | Development | Reston, VA | — | — | — | 15,945 | 417 | 2,769 | — | 12,759 | 15,945 | 66 | N/A | 1998 | N/A |
| 777 Harrison Street | Land | San Francisco, CA | — | 144,647 | — | 28,328 | — | — | 172,975 | — | 172,975 | — | N/A | 2020 | N/A |
| Back Bay Station Master Plan | Land | Boston, MA | — | — | — | 104,811 | 26,022 | — | 78,789 | — | 104,811 | — | N/A | N/A | N/A |
| 2100 M Street | Land | Washington, DC | — | 55,914 | — | 261 | — | — | 56,175 | — | 56,175 | — | N/A | 2025 | N/A |
| CityPoint South Master Plan | Land | Waltham, MA | — | — | — | 37,749 | — | — | 37,749 | — | 37,749 | — | N/A | N/A | N/A |
| North First Master Plan | Land | San Jose, CA | — | 35,004 | — | (4,351) | — | — | 30,653 | — | 30,653 | — | N/A | 2007 | N/A |
| Kendall Center Master Plan | Land | Cambridge, MA | — | — | — | 17,044 | — | — | 17,044 | — | 17,044 | — | N/A | 1997 | N/A |
| Reston Gateway Master Plan | Land | Reston, VA | — | — | — | 12,443 | — | — | 12,443 | — | 12,443 | — | N/A | 1998 | N/A |
| Springfield Metro Center | Land | Springfield, VA | — | — | — | 8,868 | — | — | 8,868 | — | 8,868 | — | N/A | 2007 | N/A |
| Weston Quarry | Land | Weston, MA | — | — | — | 1,516 | — | — | 1,516 | — | 1,516 | — | N/A | 2001 | N/A |
| Reston Overlook Master Plan | Land | Reston, VA | — | — | — | 82 | — | — | 82 | — | 82 | — | N/A | 2000 | N/A |
| | | | $ 4,280,067 (3) | $5,656,418 | $15,510,064 | $ 7,362,066 | $ 5,826,401 (4) | $ 20,708,398 (5) | $ 518,492 (6) | $ 1,475,257 | $28,528,548 | $ 7,869,732 | | | |

Note: Total Real Estate does not include Furniture, Fixtures and Equipment totaling approximately $54,160. Accumulated Depreciation does not include approximately $36,897 of accumulated depreciation related to Furniture, Fixtures and Equipment. Office type includes office, life sciences, and retail properties.

The aggregate cost and accumulated depreciation for tax purposes was approximately $29.9 billion and $7.6 billion, respectively.

(1) Depreciation of the buildings and improvements are calculated over lives ranging from the life of the lease to 40 years.

(2)    This property is encumbered with the mortgage note shown at 355 Main Street.

(3)    Includes unamortized deferred financing costs totaling approximately $(18.0) million.

(4)    Includes Right of Use Assets - Finance Leases and Right of Use Assets - Operating Leases of approximately $349,314 and $325,841, respectively.

(5)    Includes Right of Use Assets - Finance Leases of approximately $23,156.

(6)    Includes pre-development costs.

**Boston Properties Limited Partnership**
**Real Estate and Accumulated Depreciation**
**December 31, 2025, 2024 and 2023**
**(dollars in thousands)**

A summary of activity for real estate and accumulated depreciation is as follows:

| | | 2025 | | 2024 | | 2023 |
|---|---|---|---|---|---|---|
| Real Estate: | | | | | | |
| Balance at the beginning of the year | $ | 28,154,911 | $ | 27,055,206 | $ | 25,376,700 |
| Additions to/improvements of real estate | | 1,225,473 | | 1,210,558 | | 1,811,036 |
| Assets sold/written-off | | (851,836) | | (110,853) | | (132,530) |
| Balance at the end of the year | $ | 28,528,548 | $ | 28,154,911 | $ | 27,055,206 |
| Accumulated Depreciation: | | | | | | |
| Balance at the beginning of the year | $ | 7,355,327 | $ | 6,718,037 | $ | 6,143,384 |
| Depreciation expense | | 788,884 | | 748,143 | | 707,183 |
| Assets sold/written-off | | (274,479) | | (110,853) | | (132,530) |
| Balance at the end of the year | $ | 7,869,732 | $ | 7,355,327 | $ | 6,718,037 |

Note: Real Estate and Accumulated Depreciation amounts do not include Furniture, Fixtures and Equipment.

(b) Exhibits

2.1 — Transfer Agreement, dated May 31, 2013, by and among BP 767 Fifth LLC, Sungate Fifth Avenue LLC, 767 LLC and BP/DC 767 Fifth LLC. (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Boston Properties, Inc. filed on June 3, 2013.)

2.2 — Purchase and Sale Agreement by and among NBIM Walker 601 LEX NYC LLC, NBIM Walker 100 FED BOS LLC, NBIM Walker ATW BOS LLC and Boston Properties Limited Partnership, dated September 16, 2014. (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Boston Properties Limited Partnership filed on September 18, 2014.)

3.1 — Form of Amended and Restated Certificate of Incorporation of Boston Properties, Inc. (Incorporated by reference to Exhibit 3.1 to Boston Properties, Inc.'s Registration Statement on Form S-11, File No. 333-25279.)

3.2 — Amended and Restated Certificate of Designations of Series E Junior Participating Cumulative Preferred Stock of Boston Properties, Inc. (Incorporated by reference to Exhibit 3.1 to Boston Properties, Inc.'s Current Report on Form 8-K filed on June 18, 2007.)

3.3 — Certificate of Amendment of Amended and Restated Certificate of Incorporation of Boston Properties, Inc. (Incorporated by reference to Exhibit 3.1 to Boston Properties, Inc.'s Current Report on Form 8-K filed on May 20, 2010.)

3.4 — Certificate of Designations of 92,000 shares of 5.25% Series B Cumulative Redeemable Preferred Stock of Boston Properties, Inc. (Incorporated by reference to Exhibit 3.3 to the Registration Statement on Form 8-A of Boston Properties, Inc. filed on March 22, 2013.)

3.5 — Certificate of Amendment to Boston Properties, Inc.'s Amended and Restated Certificate of Incorporation. (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of Boston Properties, Inc. and Boston Properties Limited Partnership filed on June 20, 2024.)

3.6 — Amended and Restated By-laws of BXP, Inc. (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of BXP, Inc. and Boston Properties Limited Partnership filed on July 25, 2024.)

3.7 — Form of Certificate of Designations for Series A Preferred Stock. (Incorporated by reference to Exhibit 99.26 to Boston Properties, Inc.'s Current Report on Form 8-K filed on November 25, 1998.)

4.1 — Form of Common Stock Certificate. (Incorporated by reference to Exhibit 4.3 to Boston Properties, Inc.'s Registration Statement on Form S-11, File No. 333-25279.)

4.2 — Description of the Securities of BXP, Inc. and Boston Properties Limited Partnership. (Incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K of BXP, Inc. and Boston Properties Limited Partnership filed on February 27, 2025.)

4.3 — Indenture, dated as of December 13, 2002, by and between Boston Properties Limited Partnership and The Bank of New York, as Trustee. (Incorporated by reference to Exhibit 4.1 to Boston Properties, Inc.'s Current Report on Form 8-K/A filed on December 13, 2002.)

4.4 — Supplemental Indenture No. 15, dated as of January 20, 2016, between Boston Properties Limited Partnership and The Bank of New York Mellon Trust Company, N.A., as Trustee, including a form of the 3.650% Senior Note due 2026. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Boston Properties Limited Partnership filed on January 20, 2016.)

4.5 — Supplemental Indenture No. 16, dated as of August 17, 2016, between Boston Properties Limited Partnership and The Bank of New York Mellon Trust Company, N.A., as Trustee; including a form of the 2.750% Senior Note due 2026. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Boston Properties Limited Partnership and Boston Properties, Inc. filed on August 17, 2016.)

4.6 — Supplemental Indenture No. 18, dated as of November 28, 2018, between Boston Properties Limited Partnership and The Bank of New York Mellon Trust Company, N.A., as Trustee; including a form of the 4.500% Senior Note due 2028. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Boston Properties Limited Partnership and Boston Properties, Inc. filed on November 28, 2018.)

4.7 — Supplemental Indenture No. 19, dated as of June 21, 2019, between Boston Properties Limited Partnership and The Bank of New York Mellon Trust Company, N.A., as Trustee; including a form of the 3.400% Senior Note due 2029. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Boston Properties Limited Partnership and Boston Properties, Inc. filed on June 21, 2019.)

| | | |
|---|---|---|
| 4.8 | — | Supplemental Indenture No. 20, dated as of September 3, 2019, between Boston Properties Limited Partnership and The Bank of New York Mellon Trust Company, N.A., as Trustee; including a form of the 2.900% Senior Note due 2030. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Boston Properties Limited Partnership and Boston Properties, Inc. filed on September 3, 2019.) |
| 4.9 | — | Supplemental Indenture No. 21, dated as of May 5, 2020, between Boston Properties Limited Partnership and The Bank of New York Mellon Trust Company, N.A., as Trustee; including a form of the 3.250% Senior Note due 2031. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Boston Properties, Inc. and Boston Properties Limited Partnership filed on May 5, 2020.) |
| 4.10 | — | Supplemental Indenture No. 22, dated as of March 16, 2021, between Boston Properties Limited Partnership and The Bank of New York Mellon Trust Company, N.A., as Trustee; including a form of the 2.550% Senior Note due 2032. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Boston Properties, Inc. and Boston Properties Limited Partnership filed on March 16, 2021.) |
| 4.11 | — | Supplemental Indenture No. 23, dated as of September 29, 2021, between Boston Properties Limited Partnership and The Bank of New York Mellon Trust Company, N.A., as Trustee; including a form of the 2.450% Senior Note due 2033. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Boston Properties, Inc. and Boston Properties Limited Partnership filed on September 29, 2021.) |
| 4.12 | — | Supplemental Indenture No. 24, dated as of November 17, 2022, between Boston Properties Limited Partnership and The Bank of New York Mellon Trust Company, N.A., as Trustee; including a form of the 6.750% Senior Note due 2027. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Boston Properties, Inc. and Boston Properties Limited Partnership filed on November 17, 2022.) |
| 4.13 | — | Supplemental Indenture No. 25, dated as of May 15, 2023, between Boston Properties Limited Partnership and The Bank of New York Mellon Trust Company, N.A., as Trustee; including a form of the 6.500% Senior Note due 2034. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Boston Properties, Inc. and Boston Properties Limited Partnership filed on May 15, 2023.) |
| 4.14 | — | Supplemental Indenture No. 26, dated as of August 26, 2024, between Boston Properties Limited Partnership and The Bank of New York Mellon Trust Company, N.A., as Trustee; including a form of the 5.750% Senior Note due 2035. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of BXP, Inc. and Boston Properties Limited Partnership filed on August 26, 2024.) |
| 4.15 | — | Indenture, dated as of September 29, 2025, among Boston Properties Limited Partnership, as issuer, BXP, Inc., and The Bank of New York Mellon Trust Company, N.A., as trustee; including a form of the 2.00% Exchangeable Senior Notes due 2030. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of BXP, Inc. and Boston Properties Limited Partnership filed on September 29, 2025.) |
| 4.16 | — | Registration Rights Agreement, dated as of September 29, 2025, among Boston Properties Limited Partnership, BXP, Inc., and the initial purchasers named therein. (Incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of BXP, Inc. and Boston Properties Limited Partnership filed on September 29, 2025.) |
| 10.1 | — | Second Amended and Restated Agreement of Limited Partnership of Boston Properties Limited Partnership, dated as of June 29, 1998. (Incorporated by reference to Exhibit 99.1 to Boston Properties, Inc.'s Current Report on Form 8-K filed on July 15, 1998.) |
| 10.2 | — | Certificate of Designations for the Series Four Preferred Units, dated as of August 29, 2012, constituting an amendment to the Second Amended and Restated Agreement of Limited Partnership of Boston Properties Limited Partnership. (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Boston Properties, Inc. filed on November 8, 2012.) |
| 10.3 | — | Certificate of Designations for the 5.25% Series B Cumulative Redeemable Preferred Units, dated as of March 20, 2013, constituting an amendment to the Second Amended and Restated Agreement of Limited Partnership of Boston Properties Limited Partnership. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Boston Properties, Inc. filed on March 22, 2013.) |
| 10.4 | — | Forty-Seventh Amendment to the Second Amended and Restated Agreement of Limited Partnership of Boston Properties Limited Partnership, dated as of April 11, 2003, by Boston Properties, Inc., as general partner. (Incorporated by reference to Exhibit 10.1 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on August 14, 2003.) |

10.5 — Seventy-Seventh Amendment to the Second Amended and Restated Agreement of Limited Partnership of Boston Properties Limited Partnership, dated as of January 24, 2008, by Boston Properties, Inc., as general partner. (Incorporated by reference to Exhibit 10.3 to Boston Properties, Inc.'s Current Report on Form 8-K filed on January 29, 2008.)

10.6 — Ninety-Eighth Amendment to the Second Amended and Restated Agreement of Limited Partnership of Boston Properties Limited Partnership, dated as of October 21, 2010. (Incorporated by reference to Exhibit 10.1 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on November 5, 2010.)

10.7 — One Hundred Forty-Ninth Amendment to the Second Amended and Restated Agreement of Limited Partnership of Boston Properties Limited Partnership, dated as of December 15, 2017. (Incorporated by reference to Exhibit 10.7 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on February 28, 2018.)

10.8 — Two Hundred Nineteenth Amendment to the Second Amended and Restated Agreement of Limited Partnership of Boston Properties Limited Partnership, dated as of June 20, 2024 and effective as of July 1, 2024. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Boston Properties, Inc. and Boston Properties Limited Partnership filed on June 20, 2024.)

10.9* — Second Amendment and Restatement of Boston Properties, Inc. 1997 Stock Option and Incentive Plan. (Incorporated by reference to Exhibit A to Boston Properties, Inc.'s Proxy Statement on Schedule 14A filed on April 6, 2007.)

10.10* — Boston Properties, Inc. 2012 Stock Option and Incentive Plan. (Incorporated by reference to Exhibit A to Boston Properties, Inc.'s Proxy Statement on Schedule 14A filed on March 30, 2012.)

10.11* — Boston Properties, Inc. 2021 Stock Incentive Plan. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Boston Properties, Inc. and Boston Properties Limited Partnership filed on May 20, 2021).

10.12* — Boston Properties, Inc. 1999 Non-Qualified Employee Stock Purchase Plan. (Incorporated by reference to Exhibit 10.59 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 15, 2005.)

10.13* — First Amendment to the Boston Properties, Inc. 1999 Non-Qualified Employee Stock Purchase Plan. (Incorporated by reference to Exhibit 10.60 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 15, 2005.)

10.14* — Second Amendment to the Boston Properties, Inc. 1999 Non-Qualified Employee Stock Purchase Plan. (Incorporated by reference to Exhibit 10.61 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 15, 2005.)

10.15* — Third Amendment to the Boston Properties, Inc. 1999 Non-Qualified Employee Stock Purchase Plan. (Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Boston Properties, Inc. and Boston Properties Limited Partnership filed on August 6, 2021.)

10.16* — Fourth Amendment to the Boston Properties, Inc. 1999 Non-Qualified Employee Stock Purchase Plan. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Boston Properties, Inc. and Boston Properties Limited Partnership filed on May 24, 2024.)

10.17* — Boston Properties Deferred Compensation Plan, Amended and Restated Effective as of January 1, 2009. (Incorporated by reference to Exhibit 10.10 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 2, 2009.)

10.18* — Employment Agreement by and between Douglas T. Linde and Boston Properties, Inc. dated as of November 29, 2002. (Incorporated by reference to Exhibit 10.12 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on February 27, 2003.)

10.19* — First Amendment to Employment Agreement, dated as of November 1, 2007, by and between Boston Properties, Inc. and Douglas T. Linde. (Incorporated by reference to Exhibit 10.3 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on November 9, 2007.)

10.20* — Second Amendment to Employment Agreement, dated as of December 15, 2008, by and between Boston Properties, Inc. and Douglas T. Linde. (Incorporated by reference to Exhibit 10.19 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 2, 2009.)

10.21* — Employment Agreement by and between Michael E. LaBelle and Boston Properties, Inc. dated as of January 24, 2008. (Incorporated by reference to Exhibit 10.2 to Boston Properties, Inc.'s Current Report on Form 8-K filed on January 29, 2008.)

10.22* — First Amendment to Employment Agreement, dated as of December 15, 2008, by and between Boston Properties, Inc. and Michael E. LaBelle. (Incorporated by reference to Exhibit 10.27 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 2, 2009.)

10.23* — Employment Agreement by and between Bryan J. Koop and Boston Properties, Inc. dated as of November 29, 2002. (Incorporated by reference to Exhibit 10.10 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on February 27, 2003.)

10.24* — First Amendment to Employment Agreement, dated as of November 1, 2007, by and between Boston Properties, Inc. and Bryan J. Koop. (Incorporated by reference to Exhibit 10.7 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on November 9, 2007.)

10.25* — Second Amendment to Employment Agreement, dated as of December 15, 2008, by and between Boston Properties, Inc. and Bryan J. Koop. (Incorporated by reference to Exhibit 10.33 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 2, 2009.)

10.26* — Amended and Restated Employment Agreement, dated December 22, 2025, by and between Owen D. Thomas and BXP, Inc (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of BXP, Inc. and Boston Properties Limited Partnership filed on December 22, 2025.)

10.27* — Boston Properties, Inc. Senior Executive Severance Plan. (Incorporated by reference to Exhibit 10.19 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on February 27, 2003.)

10.28* — First Amendment to the Boston Properties, Inc. Senior Executive Severance Plan, dated as of October 18, 2007. (Incorporated by reference to Exhibit 10.13 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on November 9, 2007.)

10.29* — Second Amendment to the Boston Properties, Inc. Senior Executive Severance Plan, dated as of December 15, 2008. (Incorporated by reference to Exhibit 10.52 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 2, 2009.)

10.30* — Third Amendment to the Boston Properties, Inc. Senior Executive Severance Plan, dated as of January 8, 2014. (Incorporated by reference to Exhibit 10.48 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on February 28, 2014.)

10.31* — Boston Properties, Inc. Executive Severance Plan, dated as of July 30, 1998. (Incorporated by reference to Exhibit 10.20 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on February 27, 2003.)

10.32* — First Amendment to the Boston Properties, Inc. Executive Severance Plan, dated as of October 18, 2007. (Incorporated by reference to Exhibit 10.14 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on November 9, 2007.)

10.33* — Second Amendment to the Boston Properties, Inc. Executive Severance Plan, dated as of January 8, 2014. (Incorporated by reference to Exhibit 10.51 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on February 28, 2014.)

10.34* — Boston Properties, Inc. Officer Severance Plan, dated as of July 30, 1998. (Incorporated by reference to Exhibit 10.15 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on November 9, 2007.)

10.35* — First Amendment to the Boston Properties, Inc. Officer Severance Plan, dated as of October 18, 2007. (Incorporated by reference to Exhibit 10.16 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on November 9, 2007.)

10.36* — Second Amendment to the Boston Properties, Inc. Officer Severance Plan, dated as of December 15, 2008. (Incorporated by reference to Exhibit 10.57 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 2, 2009.)

10.37* — Form of Indemnification Agreement by and among Boston Properties, Inc., Boston Properties Limited Partnership and certain officers and directors of the Company. (Incorporated by reference to Exhibit 10.43 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 2, 2020.)

10.38* — Director Appointment Agreement, dated as of January 20, 2011, by and between Matthew J. Lustig and Boston Properties, Inc. (Incorporated by reference to Exhibit 10.55 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on February 25, 2011.)

10.39* — BXP, Inc. Non-Employee Director Compensation Plan. (Filed herewith.)

10.40 — Credit Agreement, dated as of January 4, 2023, among Boston Properties Limited Partnership and the lenders identified therein. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Boston Properties, Inc. and Boston Properties Limited Partnership filed on January 9, 2023.)

10.41 — First Amendment to Credit Agreement, dated as of August 2, 2024, among Boston Properties Limited Partnership and the lenders identified therein. (Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of BXP, Inc. and Boston Properties Limited Partnership filed on November 5, 2024.)

10.42 — Tenth Amended and Restated Credit Agreement, dated as of March 28, 2025, among Boston Properties Limited Partnership and the lenders identified therein. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of BXP, Inc. and Boston Properties Limited Partnership filed on March 31, 2025.)

| 10.43 — | First Amendment to Tenth Amended and Restated Credit Agreement, dated as of April 22, 2025, among Boston Properties Limited Partnership and the lenders identified therein. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of BXP, Inc. and Boston Properties Limited Partnership filed on April 23, 2025.) |
|---|---|
| 10.44 — | Form of Capped Call Transaction Confirmation. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of BXP, Inc. and Boston Properties Limited Partnership filed on September 29, 2025.) |
| 19.1 — | BXP, Inc. Insider Trading Policy (Incorporated by reference to Exhibit 19.1 to the Annual Report on Form 10-K of BXP, Inc. and Boston Properties Limited Partnership filed on February 27, 2025.) |
| 21.1 — | Subsidiaries of BXP, Inc. and Boston Properties Limited Partnership (Filed herewith.) |
| 23.1 — | Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting firm for BXP, Inc. (Filed herewith.) |
| 23.2 — | Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting firm for Boston Properties Limited Partnership. (Filed herewith.) |
| 31.1 — | Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of BXP, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith.) |
| 31.2 — | Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of BXP, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith.) |
| 31.3 — | Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of Boston Properties Limited Partnership pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith.) |
| 31.4 — | Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of Boston Properties Limited Partnership pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith.) |
| 32.1 — | Section 1350 Certification of Chief Executive Officer of BXP, Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished herewith.) |
| 32.2 — | Section 1350 Certification of Chief Financial Officer of BXP, Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished herewith.) |
| 32.3 — | Section 1350 Certification of Chief Executive Officer of Boston Properties Limited Partnership pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished herewith.) |
| 32.4 — | Section 1350 Certification of Chief Financial Officer of Boston Properties Limited Partnership pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished herewith.) |
| 97.1 — | Compensation Recovery Policy of Boston Properties, Inc. (Incorporated by reference to Exhibit 97.1 to the Annual Report on Form 10-K of BXP, Inc. and Boston Properties Limited Partnership filed on February 27, 2024.) |
| 101.SCH — | Inline XBRL Taxonomy Extension Schema Document. (Filed herewith.) |
| 101.CAL — | Inline XBRL Taxonomy Extension Calculation Linkbase Document. (Filed herewith.) |
| 101.LAB — | Inline XBRL Taxonomy Extension Label Linkbase Document. (Filed herewith.) |
| 101.PRE — | Inline XBRL Taxonomy Extension Presentation Linkbase Document. (Filed herewith.) |
| 101.DEF — | Inline XBRL Taxonomy Extension Definition Linkbase Document. (Filed herewith.) |
| 104 — | Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101.*). (Filed herewith.) |

\* Indicates management contract or compensatory plan or arrangement required to be filed or incorporated by reference as an exhibit to this Form 10-K pursuant to Item 15(b) of Form 10-K.

**Item 16.** *Form 10-K Summary.*

Not Applicable.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, BXP, Inc. has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BXP, INC.

February 27, 2026

/s/   MICHAEL E. LABELLE

**Michael E. LaBelle**
**Chief Financial Officer**
**(duly authorized officer and principal financial officer)**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of BXP, Inc., and in the capacities and on the dates indicated.

February 27, 2026

By:        /s/   OWEN D. THOMAS

**Owen D. Thomas**
**Chairman of the Board, Chief Executive Officer and**
**Principal Executive Officer**

By:        /s/   DOUGLAS T. LINDE

**Douglas T. Linde**
**Director and President**

By:        /s/   BRUCE W. DUNCAN

**Bruce W. Duncan**
**Director**

By:        /s/   DIANE J. HOSKINS

**Diane J. Hoskins**
**Director**

By:        /s/   MARY E. KIPP

**Mary E. Kipp**
**Director**

By:        /s/   JOEL I. KLEIN

**Joel I. Klein**
**Director**

By:        /s/   MATTHEW J. LUSTIG

**Matthew J. Lustig**
**Director**

By:        /s/   TIMOTHY J. NAUGHTON

**Timothy J. Naughton**
**Director**

By:          /s/   JULIE G. RICHARDSON
          _____
                  **Julie G. Richardson**
                      **Director**


By:          /s/   WILLIAM H. WALTON, III
          _____
                **William H. Walton, III**
                      **Director**


By:          /s/   DEREK A. (TONY) WEST
          _____
                **Derek A. (Tony) West**
                      **Director**


By:          /s/   MICHAEL E. LABELLE
          _____
                  **Michael E. LaBelle**
  **Executive Vice President, Chief Financial Officer and**
              **Principal Financial Officer**


By:          /s/   MICHAEL R. WALSH
          _____
                  **Michael R. Walsh**
  **Senior Vice President, Chief Accounting Officer and**
             **Principal Accounting Officer**

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, Boston Properties Limited Partnership has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOSTON PROPERTIES LIMITED PARTNERSHIP
By: BXP, Inc., its General Partner

February 27, 2026

/s/ MICHAEL E. LABELLE

**Michael E. LaBelle**
**Chief Financial Officer**
**(duly authorized officer and principal financial officer)**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of BXP, Inc., as general partner of Boston Properties Limited Partnership, and in the capacities and on the dates indicated.

February 27, 2026

By: /s/ OWEN D. THOMAS

**Owen D. Thomas**
**Chairman of the Board, Chief Executive Officer and Principal Executive Officer**

By: /s/ DOUGLAS T. LINDE

**Douglas T. Linde**
**Director and President**

By: /s/ BRUCE W. DUNCAN

**Bruce W. Duncan**
**Director**

By: /s/ DIANE J. HOSKINS

**Diane J. Hoskins**
**Director**

By: /s/ MARY E. KIPP

**Mary E. Kipp**
**Director**

By: /s/ JOEL I. KLEIN

**Joel I. Klein**
**Director**

By: /s/ MATTHEW J. LUSTIG

**Matthew J. Lustig**
**Director**

By: /s/ TIMOTHY J. NAUGHTON

**Timothy J. Naughton**
**Director**

By:      /s/    JULIE G. RICHARDSON

**Julie G. Richardson**
**Director**


By:      /s/    WILLIAM H. WALTON, III

**William H. Walton, III**
**Director**


By:      /s/    DEREK A. (TONY) WEST

**Derek A. (Tony) West**
**Director**


By:      /s/    MICHAEL E. LABELLE

**Michael E. LaBelle**
**Executive Vice President, Chief Financial Officer and**
**Principal Financial Officer**


By:      /s/    MICHAEL R. WALSH

**Michael R. Walsh**
**Senior Vice President, Chief Accounting Officer and**
**Principal Accounting Officer**

**Exhibit 31.1**

## CERTIFICATION

I, Owen D. Thomas, certify that:

1.  I have reviewed this Annual Report on Form 10-K of BXP, Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c)  Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d)  Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.  The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2026

/s/   OWEN D. THOMAS
**Owen D. Thomas**
**Chief Executive Officer**

**Exhibit 31.2**

## CERTIFICATION

I, Michael E. LaBelle, certify that:

1.  I have reviewed this Annual Report on Form 10-K of BXP, Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c)  Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d)  Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.  The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2026

/s/   MICHAEL E. LABELLE
**Michael E. LaBelle**
**Chief Financial Officer**

**Exhibit 31.3**

## CERTIFICATION

I, Owen D. Thomas, certify that:

1. I have reviewed this Annual Report on Form 10-K of Boston Properties Limited Partnership;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2026

|  |
|---|
| /s/   OWEN D. THOMAS |
| **Owen D. Thomas** |
| **Chief Executive Officer of BXP, Inc.** |
| **General Partner of Boston Properties Limited Partnership** |

**Exhibit 31.4**

## CERTIFICATION

I, Michael E. LaBelle, certify that:

1.  I have reviewed this Annual Report on Form 10-K of Boston Properties Limited Partnership;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c)  Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d)  Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.  The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2026

/s/   MICHAEL E. LABELLE
_____
**Michael E. LaBelle**
**Chief Financial Officer of BXP, Inc.**
**General Partner of Boston Properties Limited**
**Partnership**

**Exhibit 32.1**

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

The undersigned officer of BXP, Inc. (the "Company") hereby certifies to his knowledge that the Company's Annual Report on Form 10-K for the period ended December 31, 2025 (the "Report"), as filed with the Securities and Exchange Commission on the date hereof, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company. This certification shall not be deemed "filed" for any purpose, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 regardless of any general incorporation language in such filing.

Date: February 27, 2026

|  |
| --- |
| /s/    OWEN D. THOMAS |
| **Owen D. Thomas**
**Chief Executive Officer** |

**Exhibit 32.2**

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

The undersigned officer of BXP, Inc. (the "Company") hereby certifies to his knowledge that the Company's Annual Report on Form 10-K for the period ended December 31, 2025 (the "Report"), as filed with the Securities and Exchange Commission on the date hereof, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company. This certification shall not be deemed "filed" for any purpose, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 regardless of any general incorporation language in such filing.

Date: February 27, 2026

/s/   MICHAEL E. LABELLE
**Michael E. LaBelle**
**Chief Financial Officer**

**Exhibit 32.3**

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

The undersigned officer of BXP, Inc., the sole general partner of Boston Properties Limited Partnership (the "Operating Partnership"), hereby certifies to his knowledge that the Operating Partnership's Annual Report on Form 10-K for the period ended December 31, 2025 (the "Report"), as filed with the Securities and Exchange Commission on the date hereof, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Operating Partnership. This certification shall not be deemed "filed" for any purpose, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 regardless of any general incorporation language in such filing.

Date: February 27, 2026

/s/   OWEN D. THOMAS
**Owen D. Thomas**
**Chief Executive Officer of BXP, Inc.**
**General Partner of Boston Properties Limited**
**Partnership**

**Exhibit 32.4**

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

The undersigned officer of BXP, Inc., the sole general partner of Boston Properties Limited Partnership (the "Operating Partnership"), hereby certifies to his knowledge that the Operating Partnership's Annual Report on Form 10-K for the period ended December 31, 2025 (the "Report"), as filed with the Securities and Exchange Commission on the date hereof, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Operating Partnership. This certification shall not be deemed "filed" for any purpose, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 regardless of any general incorporation language in such filing.

Date: February 27, 2026

/s/   MICHAEL E. LABELLE
**Michael E. LaBelle**
**Chief Financial Officer of BXP, Inc.**
**General Partner of Boston Properties Limited Partnership**

**Disclosures Relating to Non-GAAP Financial Measures**

This section contains certain non-GAAP financial measures and other terms that the Company uses in this Annual Report and, if applicable, the reasons why management believes these non-GAAP financial measures provide useful information to investors about the Company's financial condition and results of operations and the other purposes for which management uses the measures. The Company's definitions may differ from those used by other companies and, therefore, may not be comparable.

The Company also presents "**BXP's Share**" of certain of these measures, which are non-GAAP financial measures that are calculated as the consolidated amount calculated in accordance with GAAP, plus the Company's share of the amount from the Company's unconsolidated joint ventures (calculated based upon the Company's percentage ownership interest and, in some cases, after priority allocations), minus the Company's partners' share of the amount from the Company's consolidated joint ventures (calculated based upon the partners' percentage ownership interests and, in some cases, after income allocation to private REIT shareholders and their share of fees due to the Company). Management believes that presenting "BXP's Share" of these measures provides useful information to investors regarding the Company's financial condition and/or results of operations because the Company has several significant joint ventures and, in some cases, the Company exercises significant influence over, but does not control, the joint venture, in which case GAAP requires that the Company account for the joint venture entity using the equity method of accounting and the Company does not consolidate it for financial reporting purposes.  In other cases, GAAP requires that the Company consolidate the venture even though the Company's partner(s) owns a significant percentage interest.  As a result, management believes that presenting BXP's Share of various financial measures in this manner can help investors better understand the Company's financial condition and/or results of operations after taking into account its true economic interest in these joint ventures.  The Company cautions investors that the ownership percentages used in calculating "BXP's Share" of these measures may not completely and accurately depict all of the legal and economic implications of holding an interest in a consolidated or unconsolidated joint venture.  For example, in addition to partners' interests in profits and capital, venture agreements vary in the allocation of rights regarding decision making (both routine and major decisions), distributions, transferability of interests, financings and guarantees, liquidations and other matters.  As a result, presentations of "BXP's Share" of a financial measure should not be considered a substitute for, and should only be considered together with and as a supplement to, the Company's financial information presented in accordance with GAAP.

The Company may also present "BXP's Share" of certain operating metrics, such as occupancy and leased percentages based upon square footage.  Amounts are calculated based on our consolidated portfolio square feet, plus our share of the square feet from the unconsolidated joint venture properties (calculated based on our ownership percentage), minus our partners' share of square feet from our consolidated joint venture properties (calculated based upon the partners' percentage ownership interests).

**Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate (EBITDA*re*)**
Pursuant to the definition of Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("Nareit"), the Company calculates EBITDA*re* as net income attributable to BXP, Inc., the most directly comparable GAAP financial measure, plus net income attributable to noncontrolling interests, interest expense, loss from early extinguishment of debt, depreciation and amortization expense, impairment losses and adjustments to reflect the Company's share of EBITDA*re* from unconsolidated joint ventures less gains on sales of real estate and loss on sales-type leases.  EBITDA*re* is a non-GAAP financial measure.  The Company uses EBITDA*re* internally as a performance measure and believes EBITDA*re* provides useful information to investors regarding its financial condition and results of operations at the corporate level because, when compared across periods, EBITDA*re* reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses and acquisition and development activities on an unleveraged basis, providing perspective not immediately apparent from net income attributable to BXP, Inc.

The Company's computation of EBITDA*re* may not be comparable to EBITDA*re* reported by other REITs or real estate companies that do not define the term in accordance with the current Nareit definition or that interpret the current Nareit definition differently.  The Company believes that in order to facilitate a clear understanding of its operating results, EBITDA*re* should be examined in conjunction with net income attributable to BXP, Inc. as presented in the Company's consolidated financial statements. EBITDA*re* should not be considered a substitute to net income attributable to BXP, Inc. in accordance with GAAP or any other GAAP financial measures and should only be considered together with and as a supplement to the Company's financial information prepared in accordance with GAAP.

**Funds Available for Distribution (FAD)**
In addition to FFO, which is defined on page 87 within the Form 10-K, the Company presents Funds Available for Distribution to common shareholders and common unitholders (FAD), which is a non-GAAP financial measure that is calculated by (1) adding to FFO lease transaction costs that qualify as rent inducements, non-real estate depreciation and amortization, non-cash losses (gains) from early extinguishments of debt, stock-based compensation expense, partners' share of consolidated and unconsolidated joint venture 2nd generation tenant improvement and leasing commissions (included in the period in which the lease commences) and unearned portion of capitalized fees, (2) eliminating the effects of straight-line rent, straight-line ground rent expense adjustment (excluding prepaid ground rent expense), hedge amortization, fair value interest adjustment, fair value lease revenue and amortization and accretion related to sales type lease receivable, and (3) subtracting maintenance capital expenditures, hotel improvements, equipment upgrades and replacements, 2nd generation tenant improvement and leasing commissions (included in the period in which the lease commences), non-cash termination income adjustment (fair value lease amounts) and impairments of non-depreciable real estate.  The Company believes that the presentation of FAD provides useful information to investors regarding the Company's results of operations because FAD provides supplemental information regarding the Company's operating performance that would not otherwise be available and may be useful to investors in assessing the Company's operating performance.  Additionally, although the Company does not consider FAD to be a liquidity measure, as it does not make adjustments to reflect changes in working capital or the actual timing of the payment of income or expense items that are accrued in the period, the Company believes that FAD may provide investors with useful supplemental information regarding the Company's ability to generate cash from its operating performance and the impact of the Company's operating performance on its ability to make distributions to its shareholders. Furthermore, the Company believes that FAD is frequently used by analysts, investors and other interested parties in the evaluation of its performance as a REIT and, as a result, by presenting FAD the Company is assisting these parties in their evaluation.  FAD should not be considered as a substitute for net income attributable to BXP, Inc. determined in accordance with GAAP or any other GAAP financial measures and should only be considered together with and as a supplement to the Company's financial information prepared in accordance with GAAP.

**Net Operating Income (NOI)**
Refer to page 60 within the Form 10-K for an explanation of Net Operating Income (NOI) and the reasons why management believes NOI provides useful information to investors about the Company's financial condition and results of operations and the other purposes for which management uses this measure.

Presenting NOI that exclude termination income provides investors with additional information regarding operating performance at a property level that allows them to compare operating performance between periods without taking into account termination income, which can distort the results for any given period because they generally represent multiple months or years of a client's rental obligations that are paid in a lump sum in connection with a negotiated early termination of the client's lease and are not reflective of the core ongoing operating performance of the Company's properties rental obligations.

**Reconciliation of Revenue to BXP's Share of Revenue**
(unaudited and in thousands)

The following sets forth the reconciliation of Revenue to BXP's Share of Revenue, as used in the Annual Report, to the most directly comparable GAAP financial measure.

| | | Year ended December 31, 2025 |
|---|---|---|
| Revenue | $ | 3,482,279 |
| Add: | | |
| BXP's share of revenue from unconsolidated joint ventures ("JVs")[1] | | 222,133 |
| Less: | | |
| Partners' share of revenue from consolidated JVs[2] | | 349,472 |
| BXP's Share of Revenue | $ | 3,354,940 |

———————

[1] See "Unconsolidated Joint Ventures" for additional details.
[2] See "Consolidated Joint Ventures" for additional details.

**Reconciliation of Net Income Attributable to BXP, Inc. to BXP's Share of Net Operating Income ("NOI") (excluding termination income)**
(unaudited and in thousands)

The following sets forth the reconciliation of Net Income Attributable to BXP, Inc. to BXP's Share of NOI (excluding termination income), as used in the Annual Report, to the most directly comparable GAAP financial measure.

| | Three months ended December 31, 2025 |
|---|---|
| Net income attributable to BXP, Inc. | $ 248,486 |
| Net income attributable to noncontrolling interests: | |
| Noncontrolling interest - common units of the Operating Partnership | 27,824 |
| Noncontrolling interests in property partnerships | 18,479 |
| Net income | 294,789 |
| Add: | |
| Interest expense | 162,612 |
| Impairment losses | 16,902 |
| Unrealized loss on non-real estate investment | 2 |
| Depreciation and amortization expense | 232,015 |
| Transaction costs | 122 |
| Payroll and related costs from management services contracts | 3,959 |
| General and administrative expense | 37,801 |
| Less: | |
| Interest and other income (loss) | 12,351 |
| Gain from investments in securities | 846 |
| Gains on sales of real estate | 156,410 |
| Income from unconsolidated JVs | 50,232 |
| Direct reimbursements of payroll and related costs from management services contracts | 3,959 |
| Development and management services revenue | 8,641 |
| Consolidated NOI | 515,763 |
| Less: | |
| Termination income | 8,947 |
| Consolidated NOI (excluding termination income) | 506,816 |
| Add: | |
| BXP's share of NOI from unconsolidated JVs (excluding termination income)[1] | 28,111 |
| Less: | |
| Partners' share of NOI from consolidated JVs (excluding termination income and after income allocation to private REIT shareholders)[2] | 51,378 |
| BXP's Share of NOI (excluding termination income) | $ 483,549 |

––––––––

[1] See "Unconsolidated Joint Ventures" for additional details.

[2] See "Consolidated Joint Ventures" for additional details.

**Reconciliation of Net Income Attributable to BXP, Inc. to BXP's Share of EBITDA*re***
(unaudited and in thousands)

       The following sets forth the reconciliation of Net Income Attributable to BXP, Inc. to BXP's Share of EBITDA*re*, as used in the Annual Report, to the most directly comparable GAAP financial measure.

| | | Year ended December 31, 2025 |
|---|---|---|
| Net income attributable to BXP, Inc. | $ | 276,800 |
| Net income attributable to noncontrolling interests: | | |
|   Noncontrolling interest - common units of the Operating Partnership | | 32,014 |
|   Noncontrolling interests in property partnerships | | 75,181 |
| Net income | | 383,995 |
| Add: | | |
|   Interest expense | | 653,138 |
|   Loss from early extinguishment of debt | | 338 |
|   Depreciation and amortization expense | | 912,088 |
|   Impairment loss | | 85,803 |
|   Loss on sales-type lease | | 2,490 |
|   Loss from unconsolidated JVs | | 103,560 |
| Less: | | |
|   Gains on sales of real estate | | 176,732 |
| Add: | | |
|   BXP's share of EBITDA*re* from unconsolidated JVs[1] | | 127,606 |
| EBITDA*re* | | 2,092,286 |
| Less: | | |
|   Partners' share of EBITDA*re* from consolidated JVs[2] | | 208,987 |
| BXP's Share of EBITDA*re* | $ | 1,883,299 |

---

[1] See "Unconsolidated Joint Ventures" for additional details.

[2] See "Consolidated Joint Ventures" for additional details.

**Reconciliation of Funds from Operations (FFO) Attributable to the Operating Partnership Common Unitholders (including BXP, Inc.) to Funds Available for Distribution to Common Shareholders and Common Unitholders (FAD)**
(unaudited and in thousands)

The following sets forth the reconciliation of Funds from Operations (FFO) Attributable to the Operating Partnership Common Unitholders (including BXP, Inc.) to Funds Available for Distribution to Common Shareholders and Common Unitholders (FAD), as used in the Annual Report.

Refer to page 87 within the Form 10-K for a reconciliation of net income attributable to BXP, Inc. to Funds from Operations (FFO) attributable to the Operating Partnership common unitholders (including BXP, Inc.) and an explanation of Funds from Operations (FFO) and the reasons why management believes Funds from Operations (FFO) provides useful information to investors about the Company's financial condition and results of operations and the other purposes for which management uses this measure.

| | Year ended December 31, 2025 |
|---|---:|
| Funds from Operations (FFO) attributable to the Operating Partnership common unitholders (including BXP, Inc.) | $ 1,209,636 |
| Add: | |
| Lease transaction costs that qualify as rent inducements[1] | 20,574 |
| BXP's share of lease transaction costs that qualify as rent inducements from unconsolidated JVs[1,2] | (209) |
| Partners' share of straight-line rent from consolidated JVs[3] | 24,986 |
| Partners' share of fair value lease revenue from consolidated JVs[3,4] | (44) |
| Non-cash losses from early extinguishments of debt | 338 |
| BXP's share of non-cash losses from early extinguishments of debt from unconsolidated JVs[2] | 54 |
| Non-cash termination income adjustment | 4,121 |
| Straight-line ground rent expense adjustment[5] | (3,280) |
| BXP's share of straight-line ground rent expense adjustment from unconsolidated JVs[2] | 516 |
| Stock-based compensation | 43,531 |
| Non-real estate depreciation | (6,042) |
| Fair value interest adjustment and hedge amortization | 9,438 |
| BXP's share of fair value interest adjustment from unconsolidated JVs[2] | 1,894 |
| BXP's share of hedge amortization, net of costs from unconsolidated JVs[2] | 1,321 |
| Partners' share of second generation tenant improvements and leasing commissions from consolidated JVs | 36,768 |
| Unearned portion of capitalized fees from consolidated JVs[3] | 3,561 |
| Partners' share of maintenance capital expenditures from consolidated JVs[6] | 10,019 |
| Less: | |
| Straight-line rent | 111,316 |
| BXP's share of straight-line rent from unconsolidated JVs[2] | 6,337 |
| Partners' share of lease transaction costs that qualify as rent inducements from consolidated JVs[1,3] | 3,095 |
| Fair value lease revenue[4] | 7,668 |
| BXP's share of fair value lease revenue from unconsolidated JVs[2,4] | 4,242 |
| Partners' share of hedge amortization from consolidated JVs[3] | 576 |
| Second generation tenant improvements and leasing commissions | 363,632 |
| BXP's share of second generation tenant improvements and leasing commissions from unconsolidated JVs | 3,610 |
| Maintenance capital expenditures[6] | 97,273 |
| BXP's share of maintenance capital expenditures from unconsolidated JVs[6] | 1,776 |
| Amortization and accretion related to sales type lease | 989 |

|  | Year ended<br>December 31, 2025 |
|---|---|
| BXP's share of amortization and accretion related to sales type lease from unconsolidated JVs[2] | 114 |
| Hotel improvements, equipment upgrades and replacements | 2,790 |
| Funds available for distribution to common shareholders and common unitholders (FAD) | $ 753,764 |

---

[1] Lease transaction costs are generally included in second generation tenant improvements and leasing commissions in the period in which the lease commences.

[2] See "Unconsolidated Joint Ventures" for additional details.

[3] See "Consolidated Joint Ventures" for additional details.

[4] Represents the net adjustment for above- and below-market leases that are amortized over the terms of the respective leases in place at the property acquisition dates.

[5] For the year ended December 31, 2025, amount includes the straight-line impact of the Company's 99-year ground and air rights lease related to the 100 Clarendon Street garage and Back Bay Transit Station. The Company has allocated contractual ground lease payments aggregating approximately $39.0 million, which it expects to incur by the end of 2027 with no payments thereafter. The Company is recognizing these amounts on a straight-line basis over the 99-year term of the ground and air rights lease.

[6] Maintenance capital expenditures do not include planned capital expenditures related to acquisitions and repositioning capital expenditures.

**Unconsolidated Joint Ventures**

For the three months ended December 31, 2025

(unaudited and dollars in thousands)

| | Boston | Los Angeles | New York | San Francisco | Seattle | Washington, DC | Total Unconsolidated Joint Ventures |
|---|---|---|---|---|---|---|---|
| Revenue | | | | | | | |
| Lease [1] | $ 27,722 | $ 20,543 | $ 17,094 | $ 18,761 | $ 8,010 | $ 21,302 | $ 113,432 |
| Straight-line rent | 318 | (1,507) | 2,097 | (539) | 263 | 117 | 749 |
| Fair value lease revenue | — | — | 1,300 | — | 1,095 | — | 2,395 |
| Termination income | — | — | — | 144 | — | — | 144 |
| Amortization and accretion related to sales type lease | 56 | — | — | — | — | — | 56 |
| Total lease revenue | 28,096 | 19,036 | 20,491 | 18,366 | 9,368 | 21,419 | 116,776 |
| Parking and other | (5) | 2,038 | 137 | 312 | 620 | 910 | 4,012 |
| Total rental revenue | 28,091 | 21,074 | 20,628 | 18,678 | 9,988 | 22,329 | 120,788 |
| Expenses | | | | | | | |
| Operating | 10,390 | 7,664 | 17,020 [2] | 11,208 | 4,233 | 6,748 | 57,263 |
| Net operating income | 17,701 | 13,410 | 3,608 | 7,470 | 5,755 | 15,581 | 63,525 |
| Other income/(expense) | | | | | | | |
| Development and management services revenue | — | — | 406 | 96 | — | (1) | 501 |
| Interest and other income (loss) | 272 | 1,052 | 784 | 26 | 123 | 124 | 2,381 |
| Interest expense | (9,496) | (5,052) | (9,032) | — | (3,952) | (8,645) | (36,177) |
| Unrealized gain/loss on derivative instruments | — | — | 281 | — | — | — | 281 |
| Transaction costs | (47) | — | (10) | — | (3) | — | (60) |
| Depreciation and amortization expense | (8,486) | (5,329) | (11,030) | (6,282) | (4,999) | (5,244) | (41,370) |
| General and administrative expense | — | (33) | (262) | (9) | (3) | — | (307) |
| Gain on sale | — | 359 | — | 67,697 | — | — | 68,056 |
| Loss from early extinguishment of debt | — | — | (109) | — | — | — | (109) |
| Impairment losses on real estate [3] | — | — | — | (425,750) | (319,474) | — | (745,224) |
| Total other income/(expense) | (17,757) | (9,003) | (18,972) | (364,222) | (328,308) | (13,766) | (752,028) |
| Net income/(loss) | $ (56) | $ 4,407 | $ (15,364) | $ (356,752) | $ (322,553) | $ 1,815 | $ (688,503) |

| **Reconciliation of BXP's share of Net Operating Income (excluding termination income)** | | | | | | | |
|---|---|---|---|---|---|---|---|
| BXP's share of rental revenue | $ 14,046 | $ 10,933 [4] | $ 7,720 [4] | $ 9,279 [4] | $ 3,363 | $ 8,667 | $ 54,008 |
| BXP's share of operating expenses | 5,196 | 3,833 | 7,314 | 5,667 | 1,419 | 2,396 | 25,825 |
| BXP's share of net operating income | 8,850 | 7,100 [4] | 406 [4] | 3,612 [4] | 1,944 | 6,271 | 28,183 |
| Less: | | | | | | | |
| BXP's share of termination income | — | — | — | 72 | — | — | 72 |
| BXP's share of net operating income (excluding termination income) | $ 8,850 | $ 7,100 | $ 406 | $ 3,540 | $ 1,944 | $ 6,271 | $ 28,111 |

1 Lease revenue includes recoveries from tenants and service income from tenants.

2 Includes approximately $242 of straight-line ground rent expense.

3 Represents current period impairment losses in accordance with ASC 360.

4 The Company's purchase price allocation under ASC 805 for certain joint ventures differs from the historical basis of the venture.

**Unconsolidated Joint Ventures**

For the year ended December 31, 2025

(unaudited and dollars in thousands)

| | Boston | Los Angeles | New York | San Francisco | Seattle | Washington, DC | Total Unconsolidated Joint Ventures |
|---|---|---|---|---|---|---|---|
| **Revenue** | | | | | | | |
| Lease [1] | $108,255 | $ 81,152 | $ 70,075 | $ 73,272 | $ 31,652 | $ 92,193 | $ 456,599 |
| Straight-line rent | 2,345 | (6,032) | 14,183 | (550) | 2,212 | (79) | 12,079 |
| Fair value lease revenue | — | — | 5,438 | 16 | 4,970 | — | 10,424 |
| Termination income | — | — | (653) | 882 | — | — | 229 |
| Amortization and accretion related to sales type lease | 226 | — | — | — | — | — | 226 |
| Total lease revenue | 110,826 | 75,120 | 89,043 | 73,620 | 38,834 | 92,114 | 479,557 |
| Parking and other | 648 | 8,142 | 309 | 1,110 | 2,527 | 3,513 | 16,249 |
| Total rental revenue | 111,474 | 83,262 | 89,352 | 74,730 | 41,361 | 95,627 | 495,806 |
| **Expenses** | | | | | | | |
| Operating | 40,926 | 29,663 | 63,137 [2] | 40,238 | 14,595 | 33,430 | 221,989 |
| Net operating income | 70,548 | 53,599 | 26,215 | 34,492 | 26,766 | 62,197 | 273,817 |
| **Other income/(expense)** | | | | | | | |
| Development and management services revenue | — | — | 1,912 | 96 | — | 4 | 2,012 |
| Interest and other income (loss) | 1,687 | 4,290 | 2,543 | 36 | 550 | 1,055 | 10,161 |
| Interest expense | (40,862) | (20,045) | (57,043) | — | (16,476) | (38,489) | (172,915) |
| Unrealized gain on derivative instruments | — | — | (14,351) | — | — | — | (14,351) |
| Transaction costs | (76) | — | (141) | — | (31) | 15 | (233) |
| Depreciation and amortization expense | (33,843) | (21,331) | (41,039) | (34,265) | (20,102) | (22,730) | (173,310) |
| General and administrative expense | (3) | (48) | (914) | (43) | (67) | (3) | (1,078) |
| Gain on sale | — | 5,121 | — | 67,697 | — | — | 72,818 |
| Loss from early extinguishment of debt | — | — | (109) | — | — | (62) | (171) |
| Impairment losses on real estate [3] | — | — | — | (425,750) | (319,474) | — | (745,224) |
| Total other income/(expense) | (73,097) | (32,013) | (109,142) | (392,229) | (355,600) | (60,210) | (1,022,291) |
| Net income/(loss) | $ (2,549) | $ 21,586 | $ (82,927) | $(357,737) | $(328,834) | $ 1,987 | $ (748,474) |
| | | | | | | | |
| **BXP's share of select items** | | | | | | | |
| BXP's share of straight-line rent | $ 1,174 | $ (2,653) [4] | $ 7,312 [4] | $ (270) [4] | $ 745 | $ 29 | $ 6,337 |
| BXP's share of straight-line ground rent expense adjustment | $ — | $ — | $ 516 | $ — | $ — | $ — | $ 516 |
| BXP's share of fair value lease revenue | $ — | $ 1,220 [4] | $ 1,558 [4] | $ (210) [4] | $ 1,674 | $ — | $ 4,242 |
| BXP's share of lease transaction costs that qualify as rent inducements | $ — | $ (215) | $ — | $ — | $ — | $ 6 | $ (209) |
| BXP's share of amortization of financing costs | $ 611 | $ 92 | $ 631 | $ — | $ 112 | $ 379 | $ 1,825 |
| BXP's share of hedge amortization, net of costs | $ — | $ — | $ — | $ — | $ 1,321 | $ — | $ 1,321 |
| BXP's share of fair value interest adjustment | $ — | $ — | $ 1,894 | $ — | $ — | $ — | $ 1,894 |
| BXP's share of amortization and accretion related to sales type lease | $ 114 | $ — | $ — | $ — | $ — | $ — | $ 114 |
| BXP's share of non-cash losses from early extinguishment of debt | $ — | $ — | $ 54 | $ — | $ — | $ — | $ 54 |

| Reconciliation of BXP's share EBITDA*re* | Boston | Los Angeles | New York | San Francisco | Seattle | Washington, DC | Total Unconsolidated Joint Ventures |
|---|---|---|---|---|---|---|---|
| Income/(loss) from unconsolidated joint ventures | $ (1,300) | $ 14,365 | $ (31,538) | $(112,465) | $ (80) | $ 27,458 | $ (103,560) |
| Add: | | | | | | | |
| BXP's share of interest expense | 20,433 | 10,023 | 23,226 | — | 5,547 | 14,958 | 74,187 |
| BXP's share of depreciation and amortization expense | 16,935 | 8,525 | 16,640 | 10,907 | 3,702 | 8,737 | 65,446 |
| BXP's share of impairment loss on investment [4] | — | — | — | 145,133 | — | — | 145,133 |
| BXP's share of loss from early extinguishment of debt | — | — | 54 | — | — | 31 | 85 |
| Less: | | | | | | | |
| BXP's share of gains on sale [5] | — | 2,416 | — | 27,008 | — | 24,261 | 53,685 |
| BXP's share of EBITDA*re* | $ 36,068 | $ 30,497 [4] | $ 8,382 [4] | $ 16,567 [4] | $ 9,169 | $ 26,923 | $ 127,606 |

| Reconciliation of BXP's share of Revenue | | | | | | | |
|---|---|---|---|---|---|---|---|
| BXP's share of rental revenue | $ 55,739 | $ 43,215 [4] | $ 32,625 [4] | $ 36,913 [4] | $ 13,926 | $ 38,709 | $ 221,127 |
| Add: | | | | | | | |
| BXP's share of development and management services revenue | — | — | 957 | 48 | — | 1 | 1,006 |
| BXP's share of revenue | $ 55,739 | $ 43,215 [4] | $ 33,582 [4] | $ 36,961 [4] | $ 13,926 | $ 38,710 | $ 222,133 |

_____

[1] Lease revenue includes recoveries from tenants and service income from tenants.

[2] Includes approximately $1,062 of straight-line ground rent expense.

[3] Represents current period impairment losses in accordance with ASC 360.

[4] The Company's purchase price allocation under ASC 805 for certain joint ventures differs from the historical basis of the venture.

[5] The respective joint ventures completed the sales of Beach Cities Media Campus and 751 Gateway Boulevard and completed the sale of its ownership interest in Market Square North.

**Consolidated Joint Ventures**

For the three months ended December 31, 2025

(unaudited and dollars in thousands)

| | 767 Fifth Avenue (The GM Building) | Norges Joint Ventures [1] | Total Consolidated Joint Ventures |
|---|---|---|---|
| Revenue | | | |
| Lease [2] | $ 76,677 | $ 109,195 | $ 185,872 |
| Straight-line rent | 3,600 | 6,580 | 10,180 |
| Fair value lease revenue | (27) | — | (27) |
| Termination income | 716 | 3 | 719 |
| Total lease revenue | 80,966 | 115,778 | 196,744 |
| Parking and other | — | 1,639 | 1,639 |
| Insurance proceeds | 5,980 | — | 5,980 |
| Total rental revenue | 86,946 | 117,417 | 204,363 |
| Expenses | | | |
| Operating | 29,454 | 45,069 | 74,523 |
| Restoration costs related to insurance claim | 5,390 | — | 5,390 |
| Net operating income (NOI) | 52,102 | 72,348 | 124,450 |
| Other income (expense) | | | |
| Development and management services revenue | — | 7 | 7 |
| Losses from investments in securities | — | (7) | (7) |
| Interest and other income | 743 | 1,706 | 2,449 |
| Interest expense | (21,395) | (7,712) | (29,107) |
| Depreciation and amortization expense | (18,661) | (30,780) | (49,441) |
| General and administrative expense | (64) | (174) | (238) |
| Total other income (expense) | (39,377) | (36,960) | (76,337) |
| Net income | $ 12,725 | $ 35,388 | $ 48,113 |
| | | | |
| BXP's nominal ownership percentage | 60.00% | 55.00% | |
| | | | |
| Partners' share of NOI (after income allocation to private REIT shareholders) [3] | $ 20,167 | $ 31,498 | $ 51,665 |
| BXP's share of NOI (after income allocation to private REIT shareholders) | $ 31,935 | $ 40,850 | $ 72,785 |
| Unearned portion of capitalized fees [4] | $ 590 | $ 239 | $ 829 |
| | | | |
| **Reconciliation of Partners' share of Net Operating Income (NOI) (excluding termination income and after income allocation to private REIT shareholders) [3]** | | | |
| Rental revenue | $ 34,778 | $ 52,838 | $ 87,616 |
| Less: | | | |
| Termination income | 286 | 1 | 287 |
| Rental revenue (excluding termination income) | 34,492 | 52,837 | 87,329 |
| Less: | | | |
| Operating expenses (including partners' share of management and other fees) | 14,611 | 21,370 | 35,981 |
| Income allocation to private REIT shareholders | — | (30) | (30) |
| NOI (excluding termination income and after income allocation to private REIT shareholders) | $ 19,881 | $ 31,497 | $ 51,378 |

---

[1] Norges Joint Ventures include 7 Times Square, 601 Lexington Avenue/One Five Nine East 53rd Street, 100 Federal Street, Atlantic Wharf Office, 300 Binney Street and 290 Binney Street.

[2] Lease revenue includes recoveries from tenants and service income from tenants.

[3] Amounts represent the partners' share based on their respective ownership percentage.

[4] Capitalized fees are eliminated in consolidation and recognized over the life of the asset as depreciation and amortization are added back to the Company's net income.

**Consolidated Joint Ventures**
For the year ended December 31, 2025
(unaudited and dollars in thousands)

| | 767 Fifth Avenue (The GM Building) | | Norges Joint Ventures [1] | | Total Consolidated Joint Ventures | |
|---|---:|---|---:|---|---:|---|
| Revenue | | | | | | |
| Lease [2] | $ | 321,993 | $ | 327,577 | $ | 649,570 |
| Straight-line rent | | 10,969 | | 45,775 | | 56,744 |
| Fair value lease revenue | | (108) | | — | | (108) |
| Termination income | | 716 | | 3 | | 719 |
| Total lease revenue | | 333,570 | | 373,355 | | 706,925 |
| Parking and other | | — | | 6,419 | | 6,419 |
| Insurance proceeds | | 5,980 | | — | | 5,980 |
| Total rental revenue | | 339,550 | | 379,774 | | 719,324 |
| Expenses | | | | | | |
| Operating | | 138,292 | | 179,198 | | 317,490 |
| Restoration costs related to insurance claim | | 5,390 | | — | | 5,390 |
| Total expenses | | 143,682 | | 179,198 | | 322,880 |
| Net Operating Income (NOI) | | 195,868 | | 200,576 | | 396,444 |
| Other income (expense) | | | | | | |
| Development and management services revenue | | 1 | | 7 | | 8 |
| Losses from investments in securities | | — | | (4) | | (4) |
| Interest and other income | | 3,777 | | 7,797 | | 11,574 |
| Interest expense | | (84,922) | | (30,542) | | (115,464) |
| Depreciation and amortization expense | | (73,988) | | (119,043) | | (193,031) |
| Transaction costs | | (131) | | (343) | | (474) |
| General and administrative expense | | (305) | | (405) | | (710) |
| Total other income (expense) | | (155,568) | | (142,533) | | (298,101) |
| Net income | $ | 40,300 | $ | 58,043 | $ | 98,343 |
| | | | | | | |
| BXP's nominal ownership percentage | | 60.00% | | 55.00% | | |
| | | | | | | |
| Partners' share of NOI (after income allocation to private REIT shareholders) [3] | $ | 75,523 | $ | 128,910 | $ | 204,433 |
| BXP's share of NOI (after income allocation to private REIT shareholders) | $ | 120,345 | $ | 166,666 | $ | 287,011 |
| Unearned portion of capitalized fees [4] | $ | 1,360 | $ | 2,201 | $ | 3,561 |
| | | | | | | |
| **Partners' share of select items [3]** | | | | | | |
| Partners' share of hedge amortization | $ | 576 | $ | — | $ | 576 |
| Partners' share of lease transaction costs that qualify as rent inducements | $ | (93) | $ | (3,002) | $ | (3,095) |
| Partners' share of straight-line rent | $ | 4,387 | $ | 20,599 | $ | 24,986 |
| Partners' share of fair value lease revenue | $ | (44) | $ | — | $ | (44) |
| | | | | | | |
| **Reconciliation of Partners' share of EBITDA_re [5]** | | | | | | |
| Partners' NCI | $ | 11,818 | $ | 63,363 | $ | 75,181 |
| Add: | | | | | | |
| Partners' share of interest expense after BXP's basis differential | | 33,954 | | 13,743 | | 47,697 |
| Partners' share of depreciation and amortization expense after BXP's basis differential | | 31,138 | | 54,971 | | 86,109 |
| Partners' share of EBITDA_re | $ | 76,910 | $ | 132,077 | $ | 208,987 |

| Reconciliation of Partners' share of Revenue [3] | 767 Fifth Avenue (The GM Building) | | Norges Joint Ventures [1] | | Total Consolidated Joint Ventures | |
|---|---|---|---|---|---|---|
| Rental revenue | $ | 135,819 | $ | 213,650 | $ | 349,469 |
| Add: Development and management services revenue | | — | | 3 | | 3 |
| Revenue | $ | 135,819 | $ | 213,653 | $ | 349,472 |

[1] Norges Joint Ventures include 7 Times Square, 601 Lexington Avenue/One Five Nine East 53rd Street, 100 Federal Street, Atlantic Wharf Office, 300 Binney Street, 343 Madison Avenue and 290 Binney Street.

[2] Lease revenue includes recoveries from tenants and service income from tenants.

[3] Amounts represent the partners' share based on their respective ownership percentage.

[4] Capitalized fees are eliminated in consolidation and recognized over the life of the asset as depreciation and amortization are added back to the Company's net income.

[5] Amounts represent the partners' share based on their respective ownership percentages and are adjusted for basis differentials and the allocations of management and other fees and depreciation and amortization related to capitalized fees.

[This page intentionally left blank]

# Corporate Information

## Corporate Counsel

Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210

## Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
101 Seaport Boulevard
Boston, MA 02210

## Transfer Agent and Registrar

Registered shareholders with questions about their accounts or inquiries related to our Dividend Reinvestment and Stock Purchase Plan should contact:

Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006

(888) 485-2389
www.computershare.com

## Investor Relations

Investor inquiries may be directed to:

Investor Relations
BXP, Inc.
800 Boylston Street, Suite 1900
Boston, MA 02199

(617) 236-3429
investorrelations@bxp.com

You may also contact us through our website at:
www.bxp.com

## The Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held on May 21, 2026, at 9:00 A.M. Eastern Time at:

200 Club
200 Clarendon Street, 3rd Floor
Boston, MA 02116

## Form 10-K

The Form 10-K for BXP and its operating partnership, which was filed with the Securities and Exchange Commission on February 27, 2026, is included herein.

Additional copies of the Annual Report and Form 10-K may be obtained from the Company free of charge by calling Investor Relations at:
(617) 236-3429

or by submitting a request through the Contact feature on the Company's website at:
www.bxp.com

DESIGN: IDEAS ON PURPOSE, NY

bxp

BXP.COM



## BOS

800 Boylston St
at the Prudential Center
Boston, MA 02199
(617) 236-3300



## LA

2800 28th St
Santa Monica, CA 90405
(424) 330-3530



## NY

599 Lexington Ave
New York, NY 10022
(212) 326-4000



## SF

Two Embarcadero Center
San Francisco, CA 94111
(415) 772-0700



## SEA

1001 Fourth Ave
Seattle, WA 98154
(206) 623-6936



## DC

901 New York Ave NW
Washington, DC 20001
(202) 585-0800